As filed with the Securities and Exchange Commission on January 26, 2024

Registration No. 333-276255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CopperSteel HoldCo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7900	93-4097909
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

(972) 595-5000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Selim Bassoul

Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

(972) 595-5000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

Copies to:

Joshua Korff, P.C. Tamar Donikyan Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Brian Nurse, Chief Legal Officer Cedar Fair, L.P. 8701 Red Oak Blvd. Charlotte, North Carolina 28217 (419) 626-0830	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8128

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. CopperSteel may not issue the securities offered by this proxy statement/prospectus until the registration statement containing this proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED                , 2024

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Six Flags Entertainment Corporation:

You are cordially invited to attend the special meeting (the “Six Flags Special Meeting”) of stockholders (the “Six Flags Stockholders”) of Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”), which will be held at                                Central Time, on            ,            2024 at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011. On behalf of the board of directors of Six Flags (the “Six Flags Board”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the merger of equals business combination between Six Flags and Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), which will be considered at the Six Flags Special Meeting. We are requesting that you take certain actions as a Six Flags Stockholder.

On November 2, 2023, Six Flags, Cedar Fair, CopperSteel HoldCo, Inc., a Delaware corporation (“CopperSteel”) and a subsidiary of Six Flags and Cedar Fair and CopperSteel Merger Sub, LLC a Delaware limited liability company (“Copper Merger Sub”) and a wholly owned subsidiary of CopperSteel, entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for a merger of equals through (i) the merger of Copper Merger Sub with and into Cedar Fair (the “Cedar Fair First Merger”), with Cedar Fair continuing its existence as the surviving entity (the “Cedar Fair Surviving Entity”) following the Cedar Fair First Merger as a direct subsidiary of CopperSteel, (ii) the subsequent merger of the Cedar Fair Surviving Entity with and into CopperSteel (the “Cedar Fair Second Merger” and together with the Cedar Fair First Merger, the “Cedar Fair Mergers”), with CopperSteel continuing as the surviving corporation, and (iii) the subsequent merger of Six Flags with and into CopperSteel, with CopperSteel continuing as the surviving corporation (the “Six Flags Merger” and together with the Cedar Fair Mergers, the “Mergers”).

If the Mergers are completed, subject to certain exceptions, (i) each issued and outstanding unit of limited partnership interest in Cedar Fair (each a “Cedar Fair Unit” and collectively, the “Cedar Fair Units”) will be converted into the right to receive one (1) share of common stock, par value $0.01 per share, of CopperSteel (the “CopperSteel Common Stock”), as may be adjusted pursuant to the Merger Agreement (the “Cedar Fair Exchange Ratio”), together with cash in lieu of fractional shares of CopperSteel Common Stock, without interest and (ii) each issued and outstanding share of common stock, par value $0.025 per share, of Six Flags (the “Six Flags Common Stock”) will be converted into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger Agreement (the “Six Flags Exchange Ratio”), together with cash in lieu of fractional shares of CopperSteel Common Stock, without interest. Subject to the terms of the Merger Agreement and applicable law, Six Flags will declare and set a record date for a special dividend to holders of record of Six Flags Common Stock as of the close of business one business day prior to the closing of the Mergers (the “Closing” and with respect to the dividend, the “Special Dividend”) of (a) $1.00 plus (b) the product (rounded to the nearest whole cent) of (i) the Six Flags Exchange Ratio and (ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the effective time of the Six Flags Merger (the “Closing Effective Time”), subject to certain adjustments provided under the Merger Agreement, the payment of which is contingent upon the consummation of the Mergers.

Following the completion of the Mergers, it is anticipated that persons who were Six Flags Stockholders and unitholders of Cedar Fair (the “Cedar Fair Unitholders”) immediately prior to the Mergers will own approximately 48.8% and 51.2% of CopperSteel Common Stock, respectively, on a fully diluted basis. Upon consummation of the Mergers, Six Flags and Cedar Fair will each have been merged with and into CopperSteel, with CopperSteel as the parent entity and successor corporation to Six Flags and Cedar Fair. Upon Closing, CopperSteel will be headquartered in Charlotte, North Carolina, and is expected to change its name to “Six Flags Entertainment Corporation” and be listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “FUN.”

The obligations of Six Flags and Cedar Fair to complete the Mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law) of a number of conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus. Completion of the Mergers requires, among other things, the adoption of the Merger Agreement by the Six Flags Stockholders. To obtain the required stockholder approval, Six Flags will hold the Six Flags Special Meeting.

At the Six Flags Special Meeting, the Six Flags Stockholders will be asked to vote on (1) a proposal to adopt the Merger Agreement and the transactions contemplated therein, including the Mergers (the “Merger Agreement Proposal”); (2) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers (the “Compensation Advisory Proposal”); and (3) a proposal to adjourn the Six Flags Special Meeting, if necessary, to a later date or dates at the determination of the Six Flags Board, including to solicit additional proxies in favor of the Merger Agreement Proposal if there are insufficient votes at the time of the Six Flags Special Meeting to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders (the “Adjournment Proposal”). The Six Flags Board unanimously recommends that the Six Flags Stockholders (i) vote “FOR” the Merger Agreement Proposal; (ii) vote “FOR” the Compensation Advisory Proposal; and (iii) vote “FOR” the Adjournment Proposal.

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags Common Stock entitled to vote in person or by proxy thereon. The Mergers cannot be completed without the approval of the Merger Agreement Proposal. Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. The approval of the Compensation Advisory Proposal is not a condition to Closing or otherwise required to effectuate the Mergers. The completion of the Mergers does not require the approval of the Cedar Fair Unitholders. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting. The accompanying proxy statement/prospectus describes the Six Flags Special Meeting, the Merger Agreement Proposal, the Compensation Advisory Proposal and the Adjournment Proposal to be considered thereat and the Mergers. Please carefully read the entire accompanying proxy statement/prospectus, including the section entitled, “Risk Factors”, for a discussion of the risks relating to the Mergers. You also can obtain information about Six Flags and Cedar Fair from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see the section entitled, “Where You Can Find More Information” of the accompanying proxy statement/prospectus for how you may obtain such information.

Your vote is very important. To ensure your representation at the Six Flags Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the Six Flags Special Meeting. Submitting a proxy now will NOT prevent you from being able to vote at the Six Flags Special Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

In considering the recommendation of the Six Flags Board that Six Flags Stockholders vote “FOR” the Merger Agreement Proposal, Six Flags Stockholders should be aware that, aside from their interests as

Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally. These interests are described in more detail in the accompanying proxy statement/prospectus in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.”

On behalf of the Six Flags Board, I would like to thank you for your support of Six Flags and look forward to a successful completion of the Mergers.

Sincerely,

Selim Bassoul

Chief Executive Officer

Six Flags Entertainment Corporation

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                    , 2024, and is first being mailed to Six Flags Stockholders of record on or about                    , 2024.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                , 2024

Dear Stockholder:

You are cordially invited to attend the special meeting (the “Six Flags Special Meeting”) of stockholders (the “Six Flags Stockholders”) of Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”), to be held at                    , Central Time, on                    , 2024. The Six Flags Special Meeting will be held in person at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011. At the Six Flags Special Meeting you will be asked to consider and vote on the following proposals:

(1)

To adopt the Agreement and Plan of Merger (the “Merger Agreement”), entered into by and among Six Flags, Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Six Flags and Cedar Fair (“CopperSteel”) and CopperSteel Merger Sub, LLC a Delaware limited liability company and a wholly owned subsidiary of CopperSteel (“Copper Merger Sub”) providing for a merger of equals through (i) the merger of Copper Merger Sub with and into Cedar Fair (the “Cedar Fair First Merger”), with Cedar Fair continuing its existence as the surviving entity following the Cedar Fair First Merger as a direct subsidiary of CopperSteel (the “Cedar Fair Surviving Entity”), (ii) the subsequent merger of the Cedar Fair Surviving Entity with and into CopperSteel (the “Cedar Fair Second Merger” and together with the Cedar Fair First Merger, the “Cedar Fair Mergers”), with CopperSteel continuing as the surviving corporation, and (iii) the merger of Six Flags with and into CopperSteel, with CopperSteel continuing as the surviving corporation (the “Six Flags Merger” and together with the Cedar Fair Mergers, the “Mergers”) (the “Merger Agreement Proposal”).

(2)

To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers (the “Compensation Advisory Proposal”).

(3)

To adjourn the Six Flags Special Meeting, if necessary, to a later date or dates at the determination of the Six Flags board of directors (the “Six Flags Board”), including to solicit additional proxies in favor of the Merger Agreement Proposal if there are insufficient votes at the time of the Six Flags Special Meeting to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders (the “Adjournment Proposal”).

Six Flags will transact no other business at the Six Flags Special Meeting, except such business as may properly be brought before the Six Flags Special Meeting or any adjournments or postponements thereof by or at the direction of the Six Flags Board in accordance with Six Flags’ second amended and restated bylaws. This proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the Merger Agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Six Flags Special Meeting. You are encouraged to read the entire document carefully. In particular, please see the sections entitled “The Mergers” for a description of the transactions contemplated by the Merger Agreement and “Risk Factors” for an explanation of the risks associated with the Mergers and the other transactions contemplated by the Merger Agreement.

The Six Flags Board has fixed the close of business on                    , 2024 as the record date for the determination of the Six Flags Stockholders entitled to receive notice of, and to vote at, the Six Flags Special Meeting or any adjournments or postponements thereof. Only Six Flags Stockholders of record on the record date are entitled to receive notice of, and to vote at, the Six Flags Special Meeting or any adjournments or postponements thereof. For additional information regarding the Six Flags Special Meeting, please see the section entitled “Six Flags Special Meeting” of this proxy statement/prospectus, of which this notice is a part.

After careful consideration, the Six Flags Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Six Flags Special Meeting is in the best interest of Six Flags and its stockholders. The Six Flags Board unanimously recommends that the Six Flags Stockholders vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Advisory Proposal and “FOR” the Adjournment Proposal.

As a Six Flags Stockholder, you play an important role in Six Flags by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Six Flags Special Meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) signing and returning your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting at the Six Flags Special Meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Six Flags common stock entitled to vote thereon and who is present at the Six Flags Special Meeting may vote at the Six Flags Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked before the voting polls are closed at the Six Flags Special Meeting in the manner described in this proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Merger Agreement Proposal, the Compensation Advisory Proposal, the Adjournment Proposal, the Mergers, or this proxy statement/prospectus, of which this notice is a part, would like additional copies or need help voting your shares of Six Flags common stock, please contact Six Flags’ proxy solicitors:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 750-5833

Stockholders and All Others Call Toll Free: (877) 750-0854

Your vote is very important. Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags common stock entitled to vote in person or by proxy thereon. The Mergers cannot be completed without the approval of the Merger Agreement Proposal. Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags common stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. The approval of the Compensation Advisory Proposal is not a condition to the closing of the Mergers or otherwise required to effectuate the Mergers. The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags common stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting. We do not expect brokers to have discretionary voting authority in connection with the Merger Agreement Proposal, the Compensation Advisory Proposal or the Adjournment Proposal and therefore there will not be any broker non-votes. If a valid quorum is established, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Merger Agreement Proposal, the Compensation Advisory Proposal and the Adjournment Proposal. The completion of the Mergers does not require the approval of Cedar Fair Unitholders.

In considering the recommendation of the Six Flags Board that Six Flags Stockholders vote “FOR” Merger Agreement Proposal, Six Flags Stockholders should be aware that, aside from their interests as Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally. These interests are described in more detail in the accompanying proxy statement/prospectus in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.”

By order of the Board of Directors,

Sincerely,

Selim Bassoul
Chief Executive Officer
Six Flags Entertainment Corporation

ADDITIONAL INFORMATION

Both Six Flags and Cedar Fair file annual, quarterly, and current reports, proxy statements and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Six Flags at www.sixflags.com/ and from Cedar Fair at www.cedarfair.com/, as applicable. The information contained on, or that may be accessed through, Six Flags’ and Cedar Fair’s websites is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.

This proxy statement/prospectus incorporates important business and financial information about Six Flags and Cedar Fair from documents that are not attached to this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or, in the case of Six Flags, its proxy solicitor, at the following addresses and telephone numbers:

For Six Flags Stockholders:	For Cedar Fair Unitholders:

Investor Relations Six Flags Entertainment Corporation. 1000 Ballpark Way, Suite 400 Arlington, Texas 76011 (972) 595-5000	Investor Relations Cedar Fair, L.P. 8701 Red Oak Blvd. Charlotte, North Carolina 28217 (419) 627-2233

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Banks and Brokerage Firms, Please Call: (212) 750-5833 Stockholders and All Others Call Toll Free: (877) 750-0854

If you would like to request any documents, please do so by                    , 2024, which is five business days prior to the date of the Six Flags Special Meeting, in order to receive them before the Six Flags Special Meeting.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, please see the section entitled “Where You Can Find More Information.”

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

CopperSteel has filed with the SEC a registration statement on Form S-4 (File No. 333-276255), of which this proxy statement/prospectus forms a part. This proxy statement/prospectus constitutes the prospectus of CopperSteel under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to shares of CopperSteel Common Stock issuable to Six Flags Stockholders and Cedar Fair Unitholders in the Mergers pursuant to the Merger Agreement. Additionally, this proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Six Flags. It also constitutes a notice of meeting with respect to the Six Flags Special Meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

Information contained in or incorporated by reference into this proxy statement/prospectus relating to Six Flags has been supplied by Six Flags. Information contained in this proxy statement/prospectus relating to Cedar Fair has been supplied by Cedar Fair.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                 , 2024, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this proxy statement/prospectus to Six Flags Stockholders nor the issuance by CopperSteel of shares of CopperSteel Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Six Flags has been provided by Six Flags, and information contained in this proxy statement/prospectus regarding Cedar Fair has been provided by Cedar Fair.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars. All references in this proxy statement/prospectus to:

•	“Cedar Fair Board” refers to the board of directors of the Cedar Fair General Partner;

•	“Cedar Fair Cash-Settled Deferred Units” refers to Cedar Fair Deferred Units, the terms of which provide for settlement in cash;

•	“Cedar Fair Deferred Units” refers to Cedar Fair Units that are subject to deferred settlement terms, granted under the Cedar Fair Equity Plan;

•	“Cedar Fair Equity Awards” refers to, collectively, the Cedar Fair Deferred Units, Cedar Fair Performance Units, Cedar Fair Phantom Units and Cedar Fair Restricted Units;

•	“Cedar Fair Equity Plan” refers to the Cedar Fair 2016 Omnibus Incentive Plan, as in effect on the date of the Merger Agreement;

•

“Cedar Fair Exchange Ratio” refers to the ratio of one (1) share of CopperSteel Common Stock per issued and outstanding Cedar Fair Unit that will be issued to holders of Cedar Fair Units in connection with the Cedar Fair Mergers, as may be adjusted pursuant to the Merger Agreement;

•	“Cedar Fair First Merger Effective Time” refers to the time the Cedar Fair First Merger becomes effective;

•

“Cedar Fair First Merger” refers to the merger of Copper Merger Sub with and into Cedar Fair, with Cedar Fair continuing its existence as the surviving entity following the Cedar Fair First Merger as a direct subsidiary of CopperSteel;

•	“Cedar Fair General Partner Regulations” refers to the Regulations of the Cedar Fair General Partner;

•	“Cedar Fair General Partner” refers to Cedar Fair Management, Inc., an Ohio corporation;

•	“Cedar Fair Limited Partnership Agreement” refers to the Sixth Amended and Restated Limited Partnership Agreement of Cedar Fair, dated as of October 27, 2011, as amended;

•

“Cedar Fair Merger Consideration” refers to a number of validly issued, fully paid and nonassessable shares of CopperSteel Common Stock equal to the Cedar Fair Exchange Ratio, together with cash in lieu of fractional shares of CopperSteel Common Stock;

•	“Cedar Fair Mergers” refers to the Cedar Fair First Merger and the Cedar Fair Second Merger, collectively;

•	“Cedar Fair Performance Units” refers to Cedar Fair Units that are subject to specified performance-based targets or vesting conditions, granted under the Cedar Fair Equity Plan;

•	“Cedar Fair Phantom Units” refers to phantom unit awards denominated in Cedar Fair Units that are subject to time- or service-based vesting conditions, granted under the Cedar Fair Equity Plan;

•	“Cedar Fair Restricted Units” refers to restricted Cedar Fair Units subject to time- or service-based vesting conditions, granted under the Cedar Fair Equity Plan;

•	“Cedar Fair Second Merger Effective Time” refers to the time the Cedar Fair Second Merger becomes effective;

•	“Cedar Fair Second Merger” refers to the merger of the Cedar Fair Surviving Entity with and into CopperSteel, with CopperSteel continuing as the surviving corporation;

•	“Cedar Fair Surviving Entity” refers to Cedar Fair following the Cedar Fair First Merger (as a direct subsidiary of CopperSteel);

•

“Cedar Fair Tax Treatment” refers to the (i) the Cedar Fair First Merger taken together with the Six Flags Merger qualifying as an “interest over” exchange of Cedar Fair Units for shares of CopperSteel Common Stock and cash in lieu of fractional shares, in accordance with the principles of Revenue Ruling 84-111, 1984-2 C.B. 88, Situation 3, in a transaction governed by Section 351 of the Code with respect to which such holders of Cedar Fair Units will recognize no gain except with respect to such cash in lieu of fractional shares and potentially under Section 357(c) of the Code, Section 864(c)(8), and/or Section 897 of the Code and (ii) the Cedar Fair Second Merger will be treated as a distribution in liquidation of Cedar Fair pursuant to Section 731 of the Code;

•	“Cedar Fair Unitholders” refers to holders of Cedar Fair Units;

•	“Cedar Fair Units” refers to Cedar Fair’s issued and outstanding units, including any unit held by any subsidiary of Cedar Fair;

•	“Cedar Fair Unit-Settled Deferred Units” refers to Cedar Fair Deferred Units, the terms of which provide for settlement in Cedar Fair Units;

•	“Closing Date” refers to the date on which the Closing occurs;

•	“Closing Effective Time” refers to the time at which the Six Flags Merger becomes effective;

•	“Closing” refers to the closing of the Mergers;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•

“Compensation Advisory Proposal” refers to a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers;

•

“Cooperation Agreement” refers to the Cooperation Agreement, by and between H Partners Management, LLC, H Partners, LP, H Partners Capital, LLC, H Offshore Fund Ltd., Rehan Jaffer, Arik Ruchim and Six Flags, dated January 30, 2020, as amended by that certain Amendment No. 1 to the Cooperation Agreement dated November 10, 2022 (as may be amended from time to time);

•	“Copper Merger Sub” refers to CopperSteel Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of CopperSteel;

•	“CopperSteel Common Stock” refers to the common stock, par value $0.01 per share, of CopperSteel;

•	“CopperSteel Equity Awards” refers to, collectively, CopperSteel Stock Options, CopperSteel Restricted Shares, CopperSteel RSU Awards and CopperSteel PSU Awards.

•	“CopperSteel Preferred Stock” refers to the preferred stock, par value $0.01 per share, of CopperSteel;

•	“CopperSteel PSU Award” refers to a performance stock unit denominated in shares of CopperSteel Common Stock.

•	“CopperSteel Restricted Share” refers to restricted shares of CopperSteel Common Stock;

•	“CopperSteel RSU Award” refers to restricted stock units denominated in CopperSteel Common Stock;

•	“CopperSteel Stock Option” refers to options to purchase shares of CopperSteel Common Stock;

•	“CopperSteel Stockholders” refers to the stockholders of CopperSteel following the Closing;

•	“CopperSteel” refers to CopperSteel HoldCo, Inc., a Delaware corporation, which is, prior to the Closing Effective Time, owned by Six Flags and Cedar Fair;

•

“COVID-19 Measures” refers to quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by, from time to time, any governmental entity, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable or advisable actions taken from time to time, in each case, in connection with or in response to COVID-19;

•	“COVID-19” refers to SARS-Co V-2 or COVID-19, any evolutions, variants or mutations thereof or related or associated epidemics, pandemics, or disease outbreaks;

•	“DGCL” refers to the Delaware General Corporation Law;

•

“Dissenting Shares” refers to any shares of Six Flags Common Stock held by Six Flags Stockholders who do not vote in favor of the adoption of the Merger Agreement and who have properly exercised appraisal rights in respect of such shares of Six Flags Common Stock in accordance with Section 262 of the DGCL;

•	“DLLCA” refers to the Delaware Limited Liability Company Act;

•	“DRUPA” refers to the Delaware Revised Uniform Partnership Act;

•	“Eligible Shares” refers to each share of Six Flags Common Stock outstanding immediately prior to the Closing Effective Time (but excluding any Excluded Shares);

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Exchange Agent” refers to the exchange agent for the Mergers as designated by CopperSteel, which shall be mutually designated by Cedar Fair and Six Flags prior to the Closing Effective Time;

•

“Excluded Shares” refers to all shares of Six Flags Common Stock that are (i) held by Six Flags as treasury shares, (ii) subject to vesting or other transfer restrictions, granted under the Six Flags Equity Plan or (iii) Dissenting Shares;

•	“GAAP” refers to accounting principles generally accepted in the United States of America;

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

•	“Merger Agreement Proposal” refers to the proposal that Six Flags Stockholders will be asked to vote on to adopt the Merger Agreement and the transactions contemplated therein, including the Mergers;

•

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of November 2, 2023, by and among Six Flags, Cedar Fair, CopperSteel and Copper Merger Sub, as amended, supplemented or otherwise modified through the date thereof;

•	“Merger Consideration” refers to the Six Flags Merger Consideration and Cedar Fair Merger Consideration, collectively;

•	“Mergers” refers to, collectively, the Cedar Fair Mergers and the Six Flags Merger;

•	“NYSE” refers to the New York Stock Exchange;

•	“Outside Date” refers to November 2, 2024, subject to extension as provided in the Merger Agreement;

•	“Record Date” refers to , 2024;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Six Flags Board” refers to the board of directors of Six Flags;

•	“Six Flags Bylaws” refers to Six Flags’ second amended and restated bylaws, dated February 7, 2018, as the same may have been amended, supplemented or modified from time to time;

•

“Six Flags Certificate of Incorporation” refers to Six Flags’ amended and restated certificate of incorporation, dated May 5, 2021, as amended May 10, 2023, as the same may have been amended, supplemented or modified from time to time;

•	“Six Flags Common Stock” refers to the common stock of Six Flags, par value $0.025 per share;

•	“Six Flags Deferred Share Unit Award” refers to an award of deferred share units corresponding to shares of Six Flags Common Stock, granted under the Six Flags Equity Award Plan;

•

“Six Flags Equity Awards” refers collectively to Six Flags Stock Options, Six Flags Restricted Shares, Six Flags RSU Awards, Six Flags PSU Awards and Six Flags Deferred Share Unit Awards granted pursuant to the Six Flags Equity Plan (but not, for the avoidance of doubt, the Six Flags ESPP);

•

“Six Flags Equity Plan” refers to the Six Flags’ Long-Term Incentive Plan, effective April 30, 2010 and as amended on May 3, 2017, as the same may have been amended, supplemented or modified from time to time;

•

“Six Flags ESPP” refers collectively to the Six Flags Employee Stock Purchase Plan effective as of September 15, 2010 and the Six Flags International Employee Stock Purchase Plan effective as of September 15, 2010, as each may have been amended, supplemented or modified from time to time;

•

“Six Flags Exchange Ratio” refers to the ratio of 0.5800 shares of CopperSteel Common Stock per issued and outstanding share of Six Flags Common Stock that will be issued to holders of Eligible Shares in connection with the Six Flags Merger, as may be adjusted pursuant to the Merger Agreement;

•

“Six Flags Intervening Event” refers to any material event or change in circumstance that arises or occurs after the date of the Merger Agreement with respect to Six Flags that, prior to the date of the Merger Agreement, was neither known nor reasonably foreseeable by the Six Flags Board; provided,

v

however, that (i) in no event shall the receipt, existence or terms of a Six Flags Alternative Transaction or any matter relating thereto or consequence thereof constitute a Six Flags Intervening Event and (ii) and in no event shall any adverse effect of any event or events on the business, properties, financial condition or results of operations of Cedar Fair and its subsidiaries, taken as a whole constitute a Six Flags Intervening Event unless such event or events has had, or would reasonably be expected to have, a “Material Adverse Effect” (as defined in the section entitled “The Merger Agreement — Representations and Warranties”) on Cedar Fair.

•

“Six Flags Merger Consideration” refers to a number of validly issued, fully paid and nonassessable shares of CopperSteel Common Stock equal to the Six Flags Exchange Ratio, together with cash in lieu of fractional shares of CopperSteel Common Stock;

•	“Six Flags Merger” refers to the merger of Six Flags with and into CopperSteel, with CopperSteel continuing as the surviving corporation;

•	“Six Flags Preferred Stock” refers to preferred stock of Six Flags, par value $1.00 per share;

•	“Six Flags PSU Award” refers to a performance stock unit denominated in shares of Six Flags Common Stock, granted under the Six Flags Equity Plan;

•

“Six Flags Recommendation Change” refers to actions of the Six Flags Board to (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify or fail to make, in each case in a manner adverse to Cedar Fair, the recommendation by the Six Flags Board or such committee of the Six Flags Merger or the Merger Agreement and/or (ii) approve or recommend, or propose publicly to approve or recommend, any Six Flags Alternative Transaction;

•	“Six Flags Restricted Share” refers to a share of Six Flags Common Stock subject to vesting or other transfer restrictions, granted under the Six Flags Equity Plan;

•	“Six Flags RSU Award” refers to a restricted stock unit denominated in shares of Six Flags Common Stock, granted under the Six Flags Equity Plan;

•	“Six Flags Special Meeting” refers to the special meeting of the Six Flags Stockholders in connection with the Mergers, as may be adjourned or postponed from time to time;

•	“Six Flags Stock Option” refers to an option to purchase shares of Six Flags Common Stock, granted under the Six Flags Equity Plan;

•

“Six Flags Stockholder Approval” refers to the approval of the Merger Agreement Proposal by the affirmative vote at the Six Flags Special Meeting of the holders of a majority of all outstanding shares of Six Flags Common Stock entitled to vote thereon;

•	“Six Flags Stockholders” refers to holders of shares of Six Flags Common Stock;

•

“Six Flags Tax Treatment” refers to the Six Flags Merger qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (and not Section 368(a)(1)(F) of the Code) with respect to which the holders of Six Flags Common Stock shall not recognize any gain or loss in the exchange of shares of Six Flags Common Stock for shares of CopperSteel Common Stock and cash in lieu of fractional shares, other than with respect to the receipt of cash in lieu of fractional shares and potentially under Section 897 of the Code, and accordingly, Six Flags will not be required to recognize a material amount of gain as a result of the Six Flags Merger;

•

“Special Dividend” refers to the dividend payable by Six Flags to the holders of record of Six Flags Common Stock as of the close of business one business day prior to the Closing Date, in a per-share amount of (a) $1.00 plus (b) the product (rounded to the nearest whole cent) of (i) the Six Flags Exchange Ratio and (ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the Closing Effective Time, subject to certain adjustments provided under the Merger Agreement, the payment of which is contingent upon the consummation of the Mergers; and

•	“Special LP Interest” refers to a limited interest in the capital of Cedar Fair as described in Section 7.6 of the Sixth Amended and Restated Agreement of Limited Partnership of Cedar Fair.

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the Mergers and other matters being considered at the Six Flags Special Meeting and the answers to those questions. Six Flags and Cedar Fair urge you to carefully read the entirety of this proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the Mergers and other matters being considered at the Six Flags Special Meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Six Flags and Cedar Fair have agreed to a merger of equals business combination and entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, (i) Copper Merger Sub, a wholly owned subsidiary of CopperSteel, will merge with and into Cedar Fair, with Cedar Fair continuing as the surviving entity of such merger as a direct subsidiary of CopperSteel, (ii) the Cedar Fair Surviving Entity will merge with and into CopperSteel, with CopperSteel continuing as the surviving corporation of such merger and (iii) Six Flags will merge with and into CopperSteel with CopperSteel continuing as the surviving corporation. The Merger Agreement, which governs the terms of the transactions, is attached to this proxy statement/prospectus as Annex A.

The Mergers cannot be completed without the approval of the Merger Agreement Proposal. To obtain the required stockholder approvals, Six Flags will hold the Six Flags Special Meeting in connection with the Mergers.

Q:	Whose vote is required?

A:

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags Common Stock entitled to vote in person or by proxy thereon. Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting.

The Mergers cannot be completed without the approval of the Merger Agreement Proposal. The approval of the Compensation Advisory Proposal is not a condition to the Closing or otherwise required to effectuate the Mergers.

This proxy statement/prospectus, which you should read carefully, contains important information about the Mergers, the Merger Agreement Proposal, the Compensation Advisory Proposal and the Adjournment Proposal.

Q:	Why are Six Flags and Cedar Fair proposing the Mergers?

A:

Six Flags and Cedar Fair believe that the transactions, including the Mergers, will improve guest experience and benefit both Six Flags Stockholders and Cedar Fair Unitholders. For further information, please read the sections entitled “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Q:	When and where is the Six Flags Special Meeting?

A:

The Six Flags Special Meeting will be held at                    , Central Time, on                    , 2024. The Six Flags Special Meeting will be held in person at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011.

Q:	What will Six Flags Stockholders receive for their shares of Six Flags Common Stock in the Mergers?

A:

At the Closing Effective Time, subject to certain exceptions, each share of Six Flags Common Stock outstanding immediately prior to the Closing Effective Time will be converted automatically into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger Agreement. Six Flags Stockholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Six Flags Stockholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

Additionally, subject to the terms of the Merger Agreement and applicable law, Six Flags will declare the Special Dividend to holders of record of Six Flags Common Stock as of the close of business one business day prior to the Closing of (a) $1.00 plus (b) the product (rounded to the nearest whole cent) of (i) the Six Flags Exchange Ratio and (ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the Closing Effective Time, subject to certain adjustments provided under the Merger Agreement, the payment of which is contingent upon the consummation of the Mergers.

For additional information regarding the consideration to be received in the Mergers, please see the section entitled “The Mergers — What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments — Six Flags Merger Consideration.”

Q.	What will Cedar Fair Unitholders receive for their Cedar Fair Units in the Mergers?

A:

At the Cedar Fair First Merger Effective Time, subject to certain exceptions, each issued and outstanding Cedar Fair Unit (excluding (a) units held in the treasury of Cedar Fair or owned by the Cedar Fair General Partner and (b) any Cedar Fair Restricted Unit) will be converted into the right to receive one (1) share of CopperSteel Common Stock, as may be adjusted subject to the terms and conditions set forth in the Merger Agreement. Cedar Fair Unitholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Cedar Fair Unitholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

For additional information regarding the consideration to be received in the Mergers, please see the section entitled “The Mergers — What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments — Cedar Fair Merger Consideration.”

Q:	If I am a Six Flags Stockholder, how will I receive the Six Flags Merger Consideration and the Special Dividend to which I am entitled?

A:

If you are a holder of certificates that represent Eligible Shares (“Six Flags Common Stock Certificates”), a notice advising you of the effectiveness of the Mergers and a letter of transmittal and instructions for the surrender of your Six Flags Common Stock Certificates will be mailed to you as soon as practicable after the Closing Effective Time. After receiving proper documentation from you, the Exchange Agent will send to you (i) a statement reflecting the aggregate whole number of shares of CopperSteel Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) an amount in cash equal to the cash payable in lieu of any fractional shares of CopperSteel Common Stock issuable as Six Flags Merger Consideration.

If you are a holder of book-entry Eligible Shares (“Six Flags Book-Entry Shares”) which are held through the Depository Trust Company (“DTC”), the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, the Six Flags Merger Consideration, cash in lieu of any fractional shares of CopperSteel Common Stock issuable as Six Flags Merger Consideration that DTC has the right to receive.

If you are a holder of record of Six Flags Book-Entry Shares which are not held through DTC, the Exchange Agent will deliver to you, as soon as practicable after the Closing Effective Time, (i) a notice advising you of the effectiveness of the Mergers, (ii) a statement reflecting the aggregate whole number of shares of CopperSteel Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) an amount in cash equal to the cash payable in lieu of any fractional shares of CopperSteel Common Stock issuable to you as Six Flags Merger Consideration.

No interest will be paid or accrued on any amount payable for shares of Six Flags Common Stock eligible to receive the Six Flags Merger Consideration pursuant to the Merger Agreement.

In addition, contingent upon the consummation of the Mergers, holders of record of Six Flags Common Stock as of the close of business one business day prior to the Closing will receive from the Exchange Agent (or through DTC, in the case of holders of Six Flags Book-Entry Shares) an amount in cash equal to the Special Dividend to which such holders are entitled.

For additional information on the exchange of Six Flags Common Stock for the Six Flags Merger Consideration, see the section entitled “The Merger Agreement — Exchange Fund.”

Q:	If I am a Cedar Fair Unitholder, how will I receive the Cedar Fair Merger Consideration to which I am entitled?

A:

If you are a holder of record of a certificate representing Cedar Fair Units or a depositary receipt in respect of Cedar Fair Units (a “Cedar Fair Certificate”), a notice advising you of the effectiveness of the Mergers and a letter of transmittal and instructions for the surrender of your Cedar Fair Certificates will be mailed to you as soon as practicable after the Closing Effective Time. After receiving proper documentation from you, the Exchange Agent will send to you (i) a statement reflecting the aggregate whole number of shares of CopperSteel Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) an amount in cash equal to the cash payable in lieu of any fractional shares of CopperSteel Common Stock issuable as Cedar Fair Merger Consideration.

If you are a holder of book-entry units representing the eligible Cedar Fair Units (a “Cedar Fair Book-Entry Unit”) which are held through DTC, the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, the Cedar Fair Merger Consideration, cash in lieu of any fractional shares of CopperSteel Common Stock issuable as Cedar Fair Merger Consideration that DTC has the right to receive.

If you are a holder of record of Cedar Fair Book-Entry Units which are not held through DTC, the Exchange Agent will deliver to you, as soon as practicable after the Closing Effective Time, (i) a notice advising you of the effectiveness of the Mergers, (ii) a statement reflecting the aggregate whole number of shares of CopperSteel Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) an amount in cash equal to the cash payable in lieu of any fractional shares of CopperSteel Common Stock issuable to you as Cedar Fair Merger Consideration.

No interest will be paid or accrued on any amount payable for Cedar Fair Units eligible to receive the Cedar Fair Merger Consideration pursuant to the Merger Agreement.

Q:	What will holders of Six Flags Equity Awards receive in the Mergers?

A:

Treatment of Six Flags Equity Awards. At the Closing Effective Time, each outstanding Six Flags Equity Award will be converted into an equity award relating to shares of CopperSteel Common Stock, with the number of shares of CopperSteel Common Stock subject to such converted award calculated based on the Six Flags Exchange Ratio. Each converted Six Flags Equity Award will remain outstanding and subject to the same terms and conditions as applied to the corresponding Six Flags Equity Award immediately prior to the Closing Effective Time (except that (i) performance-based awards will convert based on the greater of target and actual performance and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions) and (ii) all converted awards will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following the

Closing). Any outstanding Six Flags Deferred Share Unit Awards will be settled at the Closing Effective Time in shares of CopperSteel Common Stock based on the Six Flags Exchange Ratio. Each Six Flags Equity Award will be eligible for payment of the Special Dividend, which will be paid at the same time as the underlying Six Flags Equity Award, as converted, becomes vested or settled pursuant to its terms.

For additional information on the treatment of Six Flags Equity Awards, please see the section entitled “The Merger Agreement — Treatment of Six Flags Equity Awards in the Mergers”, and for additional information on the differing treatment of Six Flags RSU Awards and Six Flags PSU Awards held by Messrs. Bassoul and Mick (the two Six Flags executive officers), see the section entitled “The Mergers —Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers.”

Q:	What will holders of Cedar Fair Equity Awards receive in the Mergers?

A:

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Equity Award (other than Cedar Fair Unit-Settled Deferred Units and Cedar Fair Cash-Settled Deferred Units held by non-employee members of the Cedar Fair Board) will be converted into an equity award relating to shares of CopperSteel Common Stock, with the number of shares of CopperSteel Common Stock subject to such converted award calculated based on the Cedar Fair Exchange Ratio. Each converted Cedar Fair Equity Award will remain outstanding and subject to the same terms and conditions as applied to the corresponding Cedar Fair Equity Award immediately prior to the Cedar Fair First Merger Effective Time, including vesting protections for qualifying terminations that occur within a period of 24 months following the Closing, except that (i) performance-based awards that are subject to a performance period (or portion thereof) in which the Closing Effective Time occurs will convert based on the higher of target performance and actual performance through the Cedar Fair First Merger Effective Time and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions); and (ii) performance-based awards that are subject to any performance period (or portion thereof) that begins after the Closing Effective Time will convert based on target performance and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions). Any outstanding Cedar Fair Unit-Settled Deferred Unit will be settled at the Cedar Fair First Merger Effective Time in shares of CopperSteel Common Stock based on the Cedar Fair Exchange Ratio. Any outstanding Cedar Fair Cash-Settled Deferred Unit will be settled at the Cedar Fair First Merger Effective Time in cash based on the number of Cedar Fair Units underlying the Cedar Fair Cash-Settled Deferred Unit and the closing price of a Cedar Fair Unit on the day immediately prior to the Closing Date.

For additional information on the treatment of Cedar Fair Equity Awards, please see the section entitled “The Merger Agreement — Treatment of Cedar Fair Equity Awards in the Mergers.”

Q:	What are the material U.S. federal income tax consequences of the Six Flags Merger to U.S. holders of Six Flags Common Stock?

A:

Subject to the limitations and qualifications (including with respect to the Special Dividend) described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus, in the opinion of Kirkland & Ellis LLP, for U.S. federal income tax purposes, the Six Flags Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, as a result of the Six Flags Merger, Six Flags U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus) will not recognize gain or loss for U.S. federal income tax purposes in the Six Flags Merger (other than with respect to the receipt of cash in lieu of fractional shares).

For more information on the material U.S. federal income tax consequences of the Six Flags Merger, see the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus. Six Flags Stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Six Flags Merger to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Q:	What are the material U.S. federal income tax consequences of the Special Dividend to holders of Six Flags Common Stock?

A:

Subject to the limitations and qualifications (including with respect to the Special Dividend) described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus, it is intended that, for U.S. federal income tax purposes, the Special Dividend will be treated as a distribution from Six Flags for U.S. federal income tax purposes. If the Special Dividend is so treated, the Special Dividend will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from Six Flags’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Six Flags’ current and accumulated earnings and profits, the excess generally will be treated first as a tax-free return of capital to the extent of a Six Flags U.S. holder’s or Six Flags non-U.S. holder’s adjusted tax basis in its shares of Six Flags Common Stock, and any remaining excess will be treated as gain from the sale of shares of Six Flags Common Stock. Subject to certain exceptions described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus, dividends paid to a Six Flags non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Six Flags non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate.

Nevertheless, the U.S. federal income tax treatment of the Special Dividend is not free from doubt. See the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus for more information on the material U.S. federal income tax consequences of the Special Dividend, including potential alternative characterizations of the Special Dividend for U.S. federal income tax purposes. Six Flags Stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Special Dividend to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Q:	What are the material U.S. federal income tax consequences of the Mergers to Cedar Fair Unitholders?

A:

Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus, for U.S. federal income tax purposes, the Cedar Fair First Merger taken together with the Six Flags Merger will qualify as a transaction described in Section 351 of the Code.

Accordingly, subject to such limitations and qualifications, Cedar Fair Unitholders will not recognize gain or loss on the exchange of Cedar Fair Units for CopperSteel Common Stock, except that gain may be recognized with respect to certain liabilities treated as assumed by CopperSteel and cash received in lieu of a fractional share of CopperSteel Common Stock. If a Cedar Fair Unitholder recognizes gain, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture or to “inventory items” owned by Cedar Fair. Otherwise such gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met. In addition to the tax consequences described above, Cedar Fair non-U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus) will be subject to withholding under Section 1446(f) of the Code with respect to the CopperSteel Common Stock received.

For more information on the material U.S. federal income tax consequences of the Cedar Fair First Merger, see the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus. Cedar Fair Unitholders are strongly urged to consult with their tax advisors about the tax consequences of the Cedar Fair First Merger to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Q:	Who would own CopperSteel immediately following the Mergers?

A:

Upon the consummation of the Mergers at the Closing Effective Time, the holders of Cedar Fair Units will own approximately 51.2% of the outstanding shares of CopperSteel Common Stock and the holders of Six Flags Common Stock will own approximately 48.8% of the outstanding shares of CopperSteel Common Stock.

Q:	What will be the composition of the board of directors and management of CopperSteel following the completion of the Mergers?

A:

The Merger Agreement provides that the board of directors of CopperSteel (the “CopperSteel Board”) will initially consist of 12 directors, (i) six of whom will be persons designated by Six Flags, divided evenly as Class I, Class II and Class III directors, from the directors of Six Flags serving prior to the Closing Effective Time, one of whom will be Mr. Selim A. Bassoul, current President and Chief Executive Officer of Six Flags, if he is the President and Chief Executive Officer of Six Flags immediately prior to the Closing Effective Time and one of whom will be Mr. Ben Baldanza, current Non-Executive Chairman of Six Flags, who will serve on the CopperSteel Board and Integration Committee, provided he remains on the Six Flags Board immediately prior to the Closing Effective Time and (ii) six of whom will be persons designated by Cedar Fair, divided evenly as Class I, Class II and Class III directors, from the directors of Cedar Fair serving prior to the Closing Effective Time, one of whom will be Mr. Richard A. Zimmerman, current President and Chief Executive Officer of Cedar Fair, if he is the President and Chief Executive Officer of Cedar Fair immediately prior to the Cedar Fair First Merger Effective Time, and one of whom will be Mr. Daniel J. Hanrahan, current Chairman of the Cedar Fair Board, who will serve as Lead Independent Director of the CopperSteel Board, provided he remains Chairman of the Cedar Fair Board immediately prior to the Cedar Fair First Merger Effective Time. Under the terms of the Merger Agreement, each of CopperSteel’s directors other than Messrs. Zimmerman and Bassoul must qualify as independent under the listing standards of the NYSE and the applicable rules of the SEC. Additionally, Chieh Huang, Enrique Ramirez Mena, Arik Ruchim, and Marilyn Spiegel have been designated by Six Flags and Louis Carr, Michelle Frymire, Jennifer Mason and D. Scott Olivet have been designated by Cedar Fair to serve on the CopperSteel Board. As of the date of this proxy statement/prospectus, the classification of each director has not been determined.

Additionally, the Merger Agreement provides that, at the Closing Effective Time, (i) Mr. Zimmerman, current President and Chief Executive Officer of Cedar Fair, will serve as President and Chief Executive Officer of CopperSteel, (ii) Mr. Bassoul, current President and Chief Executive Officer of Six Flags, will serve as Executive Chairman of the CopperSteel Board, (iii) Mr. Gary Mick, current Chief Financial Officer of Six Flags, will serve as Chief Integration Officer of CopperSteel and (iv) Mr. Brian Witherow, current Chief Financial Officer of Cedar Fair, will serve as Chief Financial Officer of CopperSteel.

Q:	What matters will be considered at the Six Flags Special Meeting

A:	At the Six Flags Special Meeting, Six Flags Stockholders will be asked to vote on the following proposals:

•	The Merger Agreement Proposal;

•	The Compensation Advisory Proposal; and

•	The Adjournment Proposal.

The Mergers cannot be completed without the approval of the Merger Agreement Proposal. The approval of the Compensation Advisory Proposal is not a condition to the Closing or otherwise required to effectuate the Mergers.

Q:	How important is it that Six Flags Stockholders return their proxy and vote?

A:

Each Six Flags Stockholders’ vote “FOR” each proposal presented at the Six Flags Special Meeting is very important and they are encouraged to submit a proxy as soon as possible. The Mergers cannot be completed without the approval of the Merger Agreement Proposal. The approval of the Compensation Advisory Proposal is not a condition to the Closing or otherwise required to effectuate the Mergers.

Q:	What approval by Six Flags Stockholders is required to approve the Mergers?

A:

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags Common Stock entitled to vote in person or by proxy thereon. Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting. If a Six Flags Stockholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Six Flags Special Meeting in person, then the Six Flags Stockholder’s shares will not be counted for purposes of determining whether a quorum is present at the Six Flags Special Meeting. If a valid quorum is established, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Merger Agreement Proposal, the Compensation Advisory Proposal and the Adjournment Proposal. We do not expect brokers to have discretionary voting authority in connection with the Merger Agreement Proposal, the Compensation Advisory Proposal or the Adjournment Proposal and therefore there will not be any broker non-votes.

Q:	What approval by Cedar Fair Unitholders is required to approve the Mergers?

A.

Pursuant to the Cedar Fair Limited Partnership Agreement, a merger that results in the Cedar Fair Units outstanding immediately prior to such merger continuing to represent, either by remaining outstanding or by being converted or exchanged for voting securities of the surviving or resulting entity or its parent corporation, more than fifty-one percent (51%) of the voting securities of the surviving or resulting entity outstanding after such merger, does not require prior approval by Cedar Fair Unitholders.

Following the Mergers, as a result of the Cedar Fair Exchange Ratio and Six Flags Exchange Ratio, it is expected that Cedar Fair Unitholders who hold the issued and outstanding Cedar Fair Units immediately prior to the Cedar Fair First Merger Effective Time will own approximately 51.2% of the outstanding shares of CopperSteel Common Stock and the shareholders of Six Flags Common Stock will own approximately 48.8% of the outstanding shares of CopperSteel Common Stock.

In addition, the Merger Agreement provides for certain adjustments to the Cedar Fair Exchange Ratio, Six Flags Exchange Ratio, the Cedar Fair Merger Consideration, the Six Flags Merger Consideration or the amount of the Special Dividend to ensure that the Cedar Fair Merger Consideration amounts to the aggregate number of shares of CopperSteel Common Stock representing at least 51.01% of the voting power of all issued and outstanding shares of CopperSteel Common Stock immediately following the Closing Effective Time. Therefore, following the Mergers, Cedar Fair Unitholders who hold Cedar Fair Units outstanding immediately prior to the Mergers will hold greater than 51% of the voting interest of CopperSteel post-Closing. Consequently, the completion of the Mergers does not require the approval of Cedar Fair’s Unitholders. The structure of the Mergers, set forth in further detail in the section entitled “The Merger Agreement — Structure of the Mergers,” does not impact the required vote or approval of Cedar Fair’s Unitholders.

Cedar Fair Unitholders are not being asked for a proxy and they are requested not to send a proxy.

For additional information please see the sections entitled “The Merger Agreement — Exchange Ratio Adjustments to Prevent Dilution” and “The Merger Agreement — Merger Consideration.”

Q:	How does the Six Flags Board recommend that Six Flags Stockholders vote?

A:

The Six Flags Board unanimously recommends that Six Flags Stockholders vote (i) “FOR” the Merger Agreement Proposal, (ii) “FOR” the Compensation Advisory Proposal and (iii) “FOR” the Adjournment Proposal. For additional information regarding how the Six Flags Board recommends that Six Flags Stockholders vote, see the section entitled “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Q:

Why are Six Flags Stockholders being asked to consider and vote on a proposal to approve, by a non-binding, advisory vote, merger-related compensation arrangements for the Six Flags named executive officers (i.e., the Six Flags Compensation Advisory Proposal)?

A:

Under the SEC rules, Six Flags is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers, or “golden parachute” compensation.

Q:	What will happen if Six Flags Stockholders do not approve the Six Flags Compensation Advisory Proposal?

A:

The vote with respect to the Six Flags Compensation Advisory Proposal is an advisory vote and will not be binding on Six Flags or the Six Flags Board. Therefore, if the Six Flags Merger Agreement Proposal is approved by Six Flags’ Stockholders, the compensation described in the Six Flags Compensation Advisory Proposal could still be paid to the Six Flags named executive officers, if and to the extent required or allowed under applicable law, even if Six Flags’ Stockholders do not approve the Six Flags Compensation Advisory Proposal.

Q:	Have any Six Flags Stockholders signed voting agreements with respect to the Mergers?

A:

Yes. H Partners LP and certain of its affiliates entered into a Voting and Support Agreement with Cedar Fair and Six Flags pursuant to which H Partners, a significant stockholder of Six Flags Common Stock which owned approximately 13.64% of the outstanding Six Flags Common Stock as of the date of the Merger Agreement, agreed to, among other things, and subject to certain exceptions, vote (or cause to be voted), in person or by proxy at the Six Flags Special Meeting, all shares of Six Flags Common Stock beneficially owned by H Partners as of the date of the Voting and Support Agreement (or thereafter acquired) in favor of the Mergers and the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. The terms of the Voting and Support Agreement are described in more detail in the sections entitled “Six Flags Special Meeting – Voting and Support Agreement” and “The Mergers – Voting and Support Agreement.”

Q:	Do any of the officers or directors of Six Flags have interests in the Mergers that may differ from or be in addition to my interests as a Six Flags Stockholder?

A:

In considering the recommendation of the Six Flags Board with respect to the Merger Agreement, Six Flags Stockholders should be aware that, aside from their interests as Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally, including, but not limited to, the treatment of outstanding Six Flags Equity Awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination in connection with the Mergers, eligibility, in the case of Mr. Bassoul, for a cash transaction bonus, eligibility for payment of an annual bonus in respect of 2023 and (depending on the timing of Closing) eligibility for payment of a pro-rated annual bonus in respect of 2024, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.”

The Six Flags Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Mergers and in recommending the adoption of the Merger Agreement Proposal. See the sections entitled “The Mergers — Background of the Mergers” and “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Q:	Will the shares of CopperSteel Common Stock received at the time of completion of the Mergers be traded on an exchange?

A:

Yes. It is a condition to the consummation of the Mergers that the shares of CopperSteel Common Stock issuable pursuant to the Mergers be authorized for listing on the NYSE, subject to official notice of issuance. Six Flags Common Stock currently trades on the NYSE under the ticker symbol “SIX.” When the Mergers are completed, the Six Flags Common Stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Prior to or upon consummation of the Mergers, the parties shall cause the name of CopperSteel to change to “Six Flags Entertainment Corporation” and to list the shares of CopperSteel Common Stock on NYSE under the ticker symbol “FUN”.

Q.	What conditions must be satisfied to complete the transactions, including the Mergers?

A.

Six Flags and Cedar Fair are not required to complete the transactions, including the Mergers, unless a number of conditions are satisfied or waived (the “Closing Conditions”). These Closing Conditions include, among others:

•	the adoption of the Merger Agreement by Six Flags Stockholders;

•	the receipt of certain regulatory approvals;

•	absence of governmental restraints or prohibitions;

•

the approval for listing on the NYSE (or other agreed upon exchange) of the shares of CopperSteel Common Stock to be issued to Six Flags Stockholders and Cedar Fair Unitholders, subject to official notice of issuance;

•

the absence, since the date of the Merger Agreement, of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a “Material Adverse Effect” (as defined in the section entitled “The Merger Agreement — Representations and Warranties”) on Six Flags or Cedar Fair; and

•	the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part.

In addition, each of Six Flags’ and Cedar Fair’s respective obligations to complete the Mergers is subject to, among other conditions, the accuracy of the other party’s representations and warranties in the Merger Agreement (subject in most cases to “materiality” and “material adverse effect” qualifications), the other party’s compliance with its covenants and agreements in the Merger Agreement in all material respects.

For a more complete summary of the Closing Conditions that must be satisfied or waived prior to the completion of the Mergers, please read the section entitled “The Merger Agreement — Conditions to Completion of the Mergers.”

Q:	When do Six Flags and Cedar Fair expect to complete the Mergers?

A:

Six Flags and Cedar Fair currently expect to complete the Mergers in the first half of 2024. However, neither Six Flags nor Cedar Fair can predict the actual date on which the Mergers will be completed, nor can the parties ensure that the Mergers will be completed, because completion is subject to conditions beyond the control of either company, including the receipt of Six Flags Stockholders’ approval and required regulatory approvals. Please see the sections entitled “The Mergers — Regulatory Approvals” and “The Merger Agreement — Conditions to Completion of the Mergers.”

Q:	What happens if the requisite stockholder approval is not obtained or the Mergers are not completed?

A:

If the Merger Agreement Proposal is not approved by the Six Flags Stockholders or the Mergers are not completed for any other reason, Six Flags Stockholders will not receive any Six Flags Merger Consideration for shares of Six Flags Common Stock they own. Instead, Six Flags will remain an independent public company, Six Flags Common Stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Six Flags will continue to file periodic reports with the SEC.

Under specified circumstances, Six Flags may be required to pay a termination fee upon or subsequent to termination of the Merger Agreement, as described in “The Merger Agreement — Expenses and Termination Fees.”

Q:	Who can vote at, and what is the Record Date for the Six Flags Special Meeting?

A:

All Six Flags Stockholders who hold shares of Six Flags Common Stock of record at the close of business on                    , 2024, the Record Date for the Six Flags Special Meeting, are entitled to receive notice of, and to vote at, the Six Flags Special Meeting.

Q:	How many votes may I cast?

A:

Each outstanding share of Six Flags Common Stock entitles its holder of record to one vote on each matter to be considered at the Six Flags Special Meeting. The Six Flags Stockholders of record on the Six Flags Record Date are the only Six Flags Stockholders that are entitled to receive notice of, or to vote at, the Six Flags Special Meeting and any adjournments or postponements thereof.

Q:	What constitutes a quorum at the Six Flags Special Meeting?

A:	In order for business to be conducted at the Six Flags Special Meeting, a quorum must be present.

A quorum at the Six Flags Special Meeting requires a majority of the outstanding shares of Six Flags Common Stock entitled to vote. The shares may be present in person or represented by proxy at the Six Flags Special Meeting. We do not expect brokers to have discretionary voting authority and therefore there will not be any broker non-votes.

Q:	What do Six Flags Stockholders need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Six Flags Special Meeting.

For additional information on voting procedures, please see the section entitled “Six Flags Special Meeting.”

Q.	What do Cedar Fair Unitholders need to do now?

A:

Nothing. The completion of the Mergers does not require the approval of Cedar Fair’s Unitholders. Consequently, Cedar Fair Unitholders are not being asked for a proxy, and they are requested not to send a proxy.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Six Flags Common Stock?

A:

If your shares of Six Flags Common Stock are registered directly in your name with Six Flags’ transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Six Flags.

If your shares of Six Flags Common Stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Six Flags Special Meeting. However, because you are not the stockholder of record, you may not vote your shares of Six Flags Common Stock at the Six Flags Special Meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

Q:	If my shares of Six Flags Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Six Flags Common Stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Six Flags Common Stock. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be presented at the Six Flags Special Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. A broker is entitled to vote shares held for a beneficial holder on routine matters without instructions from the beneficial holder of those shares. However, a broker is not entitled to vote shares held for a beneficial holder on non-routine items, such as the Merger Agreement Proposal, the Compensation Advisory Proposal and the Adjournment Proposal and therefore there will not be any broker non-votes.

For additional information on voting procedures, please see the section entitled “Six Flags Special Meeting.”

Q:	How will the proxy of Six Flags Stockholders be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Six Flags Board.

For additional information on voting procedures, please see the section entitled “Six Flags Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Six Flags Special Meeting will be tabulated and certified by the inspector of elections appointed by the Six Flags Board.

Q:	May Six Flags Stockholders vote at the Six Flags Special Meeting?

A:

If you are a Six Flags Stockholder of record on the Record Date, you may attend the Six Flags Special Meeting and vote your shares by submitting your proxy by internet, by telephone, or by completing, signing, dating and returning the applicable enclosed proxy card. Please note that attendance alone at the Six Flags Special Meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of Six Flags Common Stock, you are also invited to attend the Six Flags Special Meeting. However, because you are not the Six Flags Stockholder of record, you may not vote your shares in person at the Six Flags Special Meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

If you appoint a non-management proxy holder, please make sure he or she is aware and ensure he or she will attend and submit a vote on your behalf at the Six Flags Special Meeting, with the proper authority from you, for your vote to count.

Q:	How do Six Flags Stockholders attend the Six Flags Special Meeting?

A:

Six Flags Stockholders will be able to attend the Six Flags Special Meeting in person at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011. A Six Flags Stockholder may participate, vote and examine Six Flags’ stockholder list at the Six Flags Special Meeting by visiting                    and using the control number found on such stockholder’s proxy card or in the instructions that accompanied your proxy materials.

For additional information on attending the Six Flags Special Meeting, please see the section entitled “Six Flags Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Six Flags Special Meeting?

A:

You may receive more than one set of voting materials for the Six Flags Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Six Flags Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What do I do if I am a Six Flags Stockholder and I want to revoke my proxy?

A:	Six Flags Stockholders may revoke a proxy before it is exercised by:

•	giving written notice to the Six Flags Corporate Secretary;

•	delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the internet, in a timely manner; or

•	attending and voting in person at the Six Flags Special Meeting.

Beneficial owners of shares of Six Flags Common Stock may submit new voting instructions by contacting their broker, bank or other holder of record.

For additional information, please see the section entitled “Six Flags Special Meeting.”

Q:	Are there any risks that I should consider as a Six Flags Stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of Six Flags and Cedar Fair contained in the documents that are attached to and incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Six Flags Common Stock before the Six Flags Special Meeting?

A:

The Record Date is prior to the date of the Six Flags Special Meeting. If you sell or otherwise transfer your shares of Six Flags Common Stock after the Record Date but before the Six Flags Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Six Flags Common Stock, you will retain your right to vote such shares at the Six Flags Special Meeting but will otherwise transfer ownership of and the economic interest in your shares of Six Flags Common Stock.

Q.	What happens if I sell or otherwise transfer my Cedar Fair Units before the completion of the Cedar Fair Mergers?

A:

Only Cedar Fair Unitholders as of immediately prior to the Cedar Fair First Merger Effective Time will become entitled to receive the Cedar Fair Merger Consideration. If you sell your Cedar Fair Units prior to the Cedar Fair First Merger Effective Time you will not become entitled to receive the Cedar Fair Merger Consideration by virtue of the Mergers.

Q:	What happens if I sell or otherwise transfer my shares of Six Flags Common Stock before the completion of the Mergers?

A:

Only Six Flags Stockholders as of immediately prior to the Closing Effective Time will become entitled to receive the Six Flags Merger Consideration. If you sell your shares of Six Flags Common Stock prior to the Closing Effective Time you will not become entitled to receive the Six Flags Merger Consideration by virtue of the Six Flags Merger.

Q:	If I am a Six Flags Stockholder and I oppose the Merger Agreement Proposal or the Compensation Advisory Proposal, but all such proposals are approved, what are my rights?

A:

Six Flags Stockholders are entitled to appraisal rights under Section 262 of the DGCL with respect to the Merger Agreement Proposal, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Six Flags Stockholders have no appraisal rights with respect to the Compensation Advisory Proposal.

For more information regarding dissenters’ or appraisal rights, please see the section entitled “The Mergers — Appraisal Rights and Dissenters’ Rights.”

Q:	Where can I find voting results of the Six Flags Special Meeting?

A:

Six Flags intends to announce its preliminary voting results at the Six Flags Special Meeting and disclose the final voting results in a Current Report on Form 8-K that will be filed with the SEC following the Six Flags Special Meeting. All reports that Six Flags files with the SEC are publicly available when filed. Please see the section entitled “Where You Can Find More Information.”

Q:	How can I find more information about Six Flags and Cedar Fair?

A:	You can find more information about Six Flags and Cedar Fair from various sources described in “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the Six Flags Special Meeting or the transactions contemplated by the Merger Agreement?

A:

If you have any questions about the Six Flags Special Meeting, the Mergers or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

Investor Relations

Six Flags Entertainment Corporation.

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

(972) 595-5000

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 750-5833

Stockholders and All Others Call Toll Free: (877) 750-0854

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the Mergers and the matters being voted on by Six Flags Stockholders at the Six Flags Special Meeting more fully, and to obtain a more complete description of the legal terms of the Merger Agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Six Flags and Cedar Fair refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information.”

The	Parties to the Mergers

Six Flags Entertainment Corporation

Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

Telephone: (972) 595-5180

Six Flags Entertainment Corporation is an amusement park company with 27 parks across the United States, Mexico and Canada. For 63 years, Six Flags has entertained hundreds of millions of guests with world-class coasters, themed rides, thrilling water parks and unique attractions. Six Flags is committed to creating an inclusive environment that fully embraces the diversity of the Six Flags team members and guests. For more information, visit www.sixflags.com.

Six Flags Common Stock is listed for trading on the NYSE under the symbol “SIX.”

Additional information about Six Flags and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Cedar Fair, L.P.

Cedar	Fair, L.P.
8701	Red Oak Blvd.

Charlotte, North Carolina 28217

Telephone: (419) 626-0830

Cedar Fair is an amusement-resort operator and is a publicly traded partnership headquartered in Sandusky, Ohio. Focused on its mission to make people happy by providing fun, immersive, and memorable experiences, Cedar Fair owns and operates 13 properties, consisting of 11 amusement parks, four separately gated outdoor water parks, and resort accommodations totaling more than 2,300 rooms and more than 600 luxury RV sites. Cedar Fair’s parks are located in Ohio, California, North Carolina, South Carolina, Virginia, Pennsylvania, Minnesota, Missouri, Michigan, Texas and Toronto, Ontario. For more information visit https://ir.cedarfair.com.

Cedar Fair Units are listed for trading on the NYSE under the symbol “FUN.”

Additional information about Cedar Fair and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

CopperSteel HoldCo, Inc.

CopperSteel	HoldCo, Inc.

c/o Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

Telephone: (972) 595-5180

with a copy to:

Cedar Fair, L.P.

8701 Red Oak Blvd.

Charlotte, North Carolina 28217

Telephone: (419) 626-0830

CopperSteel is a Delaware corporation that is jointly owned by Six Flags and Cedar Fair and was formed on October 24, 2023 for the purpose of effecting the Mergers. To date, CopperSteel has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Mergers. Upon consummation of the Mergers, Six Flags and Cedar Fair will each have been merged with and into CopperSteel, with CopperSteel as the parent entity and successor corporation to Six Flags and Cedar Fair. Upon Closing, CopperSteel will be headquartered in Charlotte, North Carolina, and is expected to change its name to “Six Flags Entertainment Corporation” and be listed on NYSE under the ticker symbol “FUN.”

CopperSteel Merger Sub, LLC

CopperSteel Merger Sub, LLC

c/o Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

Telephone: (972) 595-5180

with a copy to:

Cedar Fair, L.P.

8701 Red Oak Blvd.

Charlotte, North Carolina 28217

Telephone: (419) 626-0830

Copper Merger Sub is a Delaware limited liability company and wholly owned subsidiary of CopperSteel that was formed on October 24, 2023 for the purpose of effecting the Mergers. To date, Copper Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Mergers. Pursuant to the Merger Agreement, Copper Merger Sub will be merged with and into Cedar Fair, with Cedar Fair surviving the Cedar Fair First Merger as a subsidiary of CopperSteel.

The Mergers and the Merger Agreement

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. Six Flags and Cedar Fair encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Mergers. For more information on the Merger Agreement, see the section entitled “The Merger Agreement.”

Structure of the Mergers

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Copper Merger Sub, a wholly owned subsidiary of CopperSteel, will merge with and into Cedar Fair, with Cedar Fair continuing as the surviving entity of such merger as a direct subsidiary of CopperSteel, (ii) the Cedar Fair Surviving Entity will merge with and into CopperSteel, with CopperSteel continuing as the surviving corporation of such merger and (iii) Six Flags will merge with and into CopperSteel with CopperSteel continuing as the surviving corporation. Because the transaction is a merger of equals, CopperSteel will acquire Cedar Fair and Six Flags (as opposed to either of those parties acquiring the other party). Following the applicable Merger, the separate legal existences of Copper Merger Sub, Cedar Fair, and Six Flags will cease.

The organization of each of CopperSteel, Copper Merger Sub, Six Flags and Cedar Fair before and after the Mergers is illustrated on the following pages:

Prior to the Mergers

The Cedar Fair First Merger

The Cedar Fair Second Merger

The Six Flags Merger

Final Structure

The Six Flags Special Meeting of Stockholders

Six Flags has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Six Flags to duly give notice of, convene and hold a meeting of the Six Flags Stockholders for the purpose of obtaining the approval of the Merger Agreement Proposal by the Six Flags Stockholders, to be held as promptly as practicable after the clearance of this proxy statement/prospectus by the SEC and a registration statement, of which this proxy statement/prospectus forms a part, being declared effective by the SEC. Unless there has been a Six Flags Recommendation Change in accordance with the Merger Agreement, the Six Flags Board must recommend that the Six Flags Stockholders vote in favor of the Merger Agreement Proposal, and this proxy statement/prospectus is required to include such recommendation of the Six Flags Board.

Six Flags may only postpone or adjourn the Six Flags Special Meeting (i) to solicit additional proxies for the purpose of obtaining the required Six Flags Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Six Flags has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Six Flags Stockholders prior to the Six Flags Special Meeting. Notwithstanding the foregoing, Six Flags shall postpone or adjourn the Six Flags Special Meeting up to two times for up to 30 days each time upon the mutual decision of Six Flags and Cedar Fair, each acting reasonably.

What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments

Six Flags Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Eligible Share outstanding immediately prior to the Closing Effective Time will be converted automatically into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger Agreement. Six Flags Stockholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Six Flags Stockholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

Cedar Fair Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Cedar Fair Unit issued and outstanding immediately prior to the Cedar Fair First Merger Effective Time (excluding (a) units held in the treasury of Cedar Fair or owned by the Cedar Fair General Partner and (b) any Cedar Fair Restricted Units) will be converted into the right to receive one (1) share of CopperSteel Common Stock, as may be adjusted subject to the terms and conditions set forth in the Merger Agreement. Cedar Fair Unitholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Cedar Fair Unitholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

The Merger Agreement contains provisions that, in the event the outstanding Cedar Fair Units or shares of Six Flags Common Stock are, prior to the Closing, changed into a different number of units or shares, as applicable, by reason of any reclassification, recapitalization, split-up, combination, exchange of units or shares, dividend payable in stock or other securities or other similar transaction, the Cedar Fair Merger Consideration or the Six Flags Merger Consideration and the Cedar Fair Exchange Ratio or Six Flags Exchange Ratio or the amount of the Special Dividend will be adjusted to provide the holders of Cedar Fair Units, Six Flags Common Stock, Cedar Fair Equity Awards and Six Flags Equity Awards the same economic effect contemplated by the Merger Agreement prior to any such transaction, and in any event to ensure that the Cedar Fair Merger Consideration amounts to the aggregate number of shares of CopperSteel Common Stock representing at least 51.01% of the voting power of all issued and outstanding shares of CopperSteel Common Stock immediately following the Closing Effective Time.

The high and low trading prices for the Six Flags Common Stock as of November 2, 2023, the last trading day immediately before the public announcement of the Mergers, were $22.70 and $20.62, respectively. The high and low trading prices for the Cedar Fair Units as of November 2, 2023, the last trading day immediately before the public announcement of the Mergers, were $38.22 and $34.53, respectively. We urge you to obtain current market quotations before voting your shares.

Special Dividend

In connection with the Mergers and contingent upon the consummation thereof, on the date that is one business day prior to the Closing Date, Six Flags will, subject to applicable law and the organizational documents of Six Flags, declare the Special Dividend, payable to holders of record of Six Flags Common Stock as of the close of business one business day prior to the Closing Date, with a per share amount equal to:

•	(a) $1.00 (approximately $85 million in the aggregate) plus

•	(b) the product (rounded up to the nearest whole cent) of

•	(i) the Six Flags Exchange Ratio and

•

(ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the Closing Effective Time (subject to (x) customary adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event following the date of the Merger Agreement and (y) any other adjustment required pursuant to the Merger Agreement).

Treatment of Six Flags Equity Awards in the Mergers

At the Closing Effective Time, each outstanding Six Flags Equity Award will be converted into an equity award relating to shares of CopperSteel Common Stock, with the number of shares of CopperSteel Common Stock subject to such converted award calculated based on the Six Flags Exchange Ratio. Each converted Six Flags Equity Award will remain outstanding and subject to the same terms and conditions as applied to the corresponding Six Flags Equity Award immediately prior to the Closing Effective Time (except that (i) performance-based awards will convert based on the greater of target and actual performance and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions) and (ii) all converted awards will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following the Closing). Any outstanding Six Flags Deferred Share Unit Awards will be settled at the Closing Effective Time in shares of CopperSteel Common Stock based on the Six Flags Exchange Ratio. Each Six Flags Equity Award will be eligible for payment of the Special Dividend, which will be paid at the same time as the underlying Six Flags Equity Award, as converted, becomes vested or settled pursuant to its terms.

For additional information on the treatment of Six Flags Equity Awards, please see the section entitled “The Merger Agreement — Treatment of Six Flags Equity Awards in the Mergers”, and for additional information on the differing treatment of Six Flags RSU Awards and Six Flags PSU Awards held by Messrs. Bassoul and Mick (the two Six Flags executive officers), see the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers.”

Treatment of Cedar Fair Equity Awards in the Mergers

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Equity Award (other than Cedar Fair Unit-Settled Deferred Units and Cedar Fair Cash-Settled Deferred Units held by non-employee members of the Cedar Fair Board) will be converted into an equity award relating to shares of CopperSteel Common Stock, with the number of shares of CopperSteel Common Stock subject to such converted award calculated based on the Cedar Fair Exchange Ratio. Each converted Cedar Fair Equity Award will remain outstanding and subject to the same terms and conditions as applied to the corresponding Cedar Fair Equity Award immediately prior to the Cedar Fair First Merger Effective Time, including vesting protections for qualifying terminations that occur within a period of 24 months following the Closing, except that (i) performance-based awards that are subject to a performance period (or portion thereof) in which the Closing Effective Time occurs will convert based on the higher of target performance and actual performance through the Cedar Fair First Merger Effective Time and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions) and (ii) performance-based awards that are subject to any performance period (or portion thereof) that begins after the Closing Effective Time will convert based on target performance and will not be subject to future performance-based vesting conditions (but will remain subject to service-based vesting conditions). Any outstanding Cedar Fair Unit-Settled Deferred Unit will be settled at the Cedar Fair First Merger Effective Time in shares of CopperSteel Common Stock based on the Cedar Fair Exchange Ratio. Any outstanding Cedar Fair Cash-Settled Deferred Unit will be settled at the Cedar Fair First Merger Effective Time in cash based on the number of Cedar Fair Units underlying the Cedar Fair Cash-Settled Deferred Unit and the closing price of a Cedar Fair Unit on the day immediately prior to the Closing Date.

For additional information on the treatment of Cedar Fair Equity Awards, please see the section entitled “The Merger Agreement — Treatment of Cedar Fair Equity Awards in the Mergers.”

Ownership of CopperSteel Common Stock After the Mergers

Following the Closing Effective Time, Cedar Fair’s Unitholders will own approximately 51.2% of the outstanding shares of CopperSteel Common Stock and the Six Flags Stockholders will own approximately 48.8% of the outstanding shares of CopperSteel Common Stock.

Voting and Support Agreement

On November 2, 2023, Cedar Fair, H Partners, LP and certain of its affiliates (collectively, “H Partners”), and, solely for purposes of certain sections therein, Six Flags, entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which H Partners, a significant stockholder of Six Flags Common Stock which owned approximately 13.64% of the outstanding Six Flags Common Stock as of the date of the Merger Agreement, agreed to, among other things, and subject to certain exceptions, vote (or cause to be voted), in person or by proxy at the Six Flags Special Meeting, all shares of Six Flags Common Stock beneficially owned by H Partners as of the date of the Voting and Support Agreement (or thereafter acquired): (a) in favor of the Mergers and the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including any amended and restated merger agreement or amendment to the Merger Agreement that increases the Six Flags Merger Consideration, decreases the Cedar Fair Merger Consideration or otherwise is or results in the Merger Agreement being more favorable to H Partners than the Merger Agreement in effect as of the date of the Voting and Support Agreement; (b) in favor of the approval of any proposal to adjourn or postpone any Six Flags Special Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such Six Flags Special Meeting is held; (c) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Six Flags contained in the Merger Agreement; (d) against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Mergers or the fulfillment of Cedar Fair’s, Six Flags’ or Copper Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of Six Flags (including any amendments to Six Flags’ certificate of incorporation or bylaws); and (e) against any “Six Flags Alternative Transaction” (as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions”).

Opinion of Six Flags’ Financial Advisor

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Six Flags Board that, as of November 2, 2023 and based upon and subject to the factors and assumptions set forth therein, and taking into account the Cedar Fair Mergers, the Six Flags Exchange Ratio and Special Dividend (the Six Flags Exchange Ratio together with the Special Dividend, the “Six Flags Aggregate Consideration”) to be paid to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 2, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Six Flags Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Goldman Sachs’ opinion is not a recommendation as to how any holder of Six Flags Common Stock should vote with respect to the transactions contemplated by the Merger Agreement or any other matter. Pursuant to an engagement letter between Six Flags and Goldman Sachs, Six Flags has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $60.3 million, $5 million of which became payable upon the announcement of the Merger Agreement, and the remainder of which is contingent upon consummation of the transactions contemplated thereby.

Recommendation of the Six Flags Board and Six Flags’ Reasons for the Merger

The Six Flags Board recommends that you vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Advisory Proposal and “FOR” the Adjournment Proposal. For a description of factors considered by the Six Flags Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Mergers, and additional information on the recommendation of the Six Flags Board, see the section entitled “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Interests of Certain Six Flags Directors and Executive Officers in the Mergers

In considering the recommendation of the Six Flags Board that Six Flags Stockholders vote “FOR” the Merger Agreement Proposal, Six Flags Stockholders should be aware that, aside from their interests as Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally, including, but not limited to, the treatment of outstanding Six Flags Equity Awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination of employment in connection with the Mergers, eligibility, in the case of Mr. Bassoul, for a cash transaction bonus, eligibility for payment of an annual bonus in respect of 2023 and (depending on the timing of Closing) eligibility for payment of a pro-rated annual bonus in respect of 2024, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.” The Six Flags Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Mergers and in recommending the adoption of the Merger Agreement Proposal. See the sections entitled “The Mergers — Background of the Mergers” and “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Board of Directors and Management of CopperSteel Following Completion of the Mergers

The Merger Agreement provides that the CopperSteel Board will initially consist of 12 directors, (i) six of whom will be persons designated by the Six Flags Board, divided evenly as Class I, Class II and Class III directors, from the directors of Six Flags serving prior to the Closing Effective Time, one of whom will be Mr. Selim A. Bassoul, current President and Chief Executive Officer of Six Flags, if he is the President and Chief Executive Officer of Six Flags immediately prior to the Closing Effective Time and one of whom will be Mr. Ben Baldanza, current Non-Executive Chairman of Six Flags, who will serve on the CopperSteel Board and Integration Committee, provided he remains on the Six Flags Board immediately prior to the Closing Effective Time, and (ii) six of whom will be persons designated by the Cedar Fair Board, divided evenly as Class I, Class II and Class III directors, from the directors of Cedar Fair serving prior to the Closing Effective Time, one of whom will be Mr. Richard A. Zimmerman, current President and Chief Executive Officer of Cedar Fair, if he is the President and Chief Executive Officer of Cedar Fair immediately prior to the Cedar Fair First Merger Effective Time, and one of whom will be Mr. Daniel J. Hanrahan, current Chairman of the Cedar Fair Board, who will serve as Lead Independent Director of the CopperSteel Board, provided he remains Chairman of the Cedar Fair Board immediately prior to the Cedar Fair First Merger Effective Time. Under the terms of the Merger Agreement, each of CopperSteel’s directors other than Messrs. Zimmerman and Bassoul must qualify as independent under the listing standards of the NYSE and the applicable rules of the SEC. Additionally, Chieh Huang, Enrique Ramirez Mena, Arik Ruchim, and Marilyn Spiegel have been designated by Six Flags and Louis Carr, Michelle Frymire, Jennifer Mason and D. Scott Olivet have been designated by Cedar Fair to serve on the CopperSteel Board. As of the date of this proxy statement/prospectus, the classification of each director has not been determined. As of the date of this proxy statement/prospectus, the terms of the director compensation that will be provided to the independent members of the CopperSteel Board have not been determined.

Additionally, the Merger Agreement provides that, at the Closing Effective Time, (i) Mr. Zimmerman, current President and Chief Executive Officer of Cedar Fair, will serve as President and Chief Executive Officer of CopperSteel, (ii) Mr. Bassoul, current President and Chief Executive Officer of Six Flags, will serve as Executive Chairman of the CopperSteel Board, (iii) Mr. Gary Mick, current Chief Financial Officer of Six Flags, will serve as Chief Integration Officer of CopperSteel and (iv) Mr. Brian Witherow, current Chief Financial Officer of Cedar Fair, will serve as Chief Financial Officer of CopperSteel. Except as otherwise disclosed in this proxy statement/prospectus, the compensation of the post-Closing CopperSteel management team will be governed by their respective employment arrangements with Cedar Fair or Six Flags as in effect prior to Closing, unless or until such time as new employment arrangements with CopperSteel have been executed. Additionally, certain Six Flags or Cedar Fair executive officers may, prior to the consummation of the Mergers, enter into new employment agreements or arrangements or other retention arrangements with Six Flags, Cedar Fair and/or CopperSteel (as applicable), but the terms of such arrangements, if any, have not yet been finalized.

For additional discussion on the terms of the amended and restated employment agreements that each of Messrs. Bassoul and Mick will enter into with CopperSteel, please see the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers.”

Listing of CopperSteel Common Stock; Delisting and Deregistration of Six Flags Common Stock and Cedar Fair Units

Six Flags, with cooperation from Cedar Fair, shall use reasonable best efforts to have the shares of CopperSteel Common Stock issuable pursuant to the Mergers be approved for listing on the NYSE, subject to official notice of issuance as soon as practicable but in any case, prior to the Closing.

Shares of Six Flags Common Stock currently trade on the NYSE under the ticker symbol “SIX.” When the Mergers are completed, the Six Flags Common Stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Cedar Fair Units currently trade on the NYSE under the ticker symbol “FUN.” When the Mergers are completed, the Cedar Fair Units will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Prior to or upon consummation of the Mergers, the parties shall cause the name of CopperSteel to change to “Six Flags Entertainment Corporation” and the ticker symbol of CopperSteel, which shall be “FUN”, to be reserved for listing on the NYSE.

Appraisal Rights and Dissenters’ Rights

Six Flags

Under Delaware law, Six Flags Stockholders are entitled to appraisal rights under Section 262 of the DGCL with respect to the Merger Agreement Proposal, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Six Flags Stockholders have no appraisal rights with respect to the Compensation Advisory Proposal. A copy of the text of the relevant provisions of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. Holders of Six Flags Common Stock are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, holders of Six Flags Common Stock who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in the loss of the right of appraisal. For a more detailed description of Six Flags Stockholders’ dissenters’ or appraisal rights, see the section entitled “The Mergers — Appraisal Rights and Dissenters’ Rights.”

Cedar Fair

Under Delaware law, as well as the governing documents of Cedar Fair, Cedar Fair Unitholders will not be entitled to any appraisal rights in connection with the Mergers or any other transactions described in this proxy statement/prospectus.

Regulatory Approvals

U.S. Antitrust Clearance

Closing is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the Mergers cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated.

On November 17, 2023 and November 20, 2023, the Premerger Notification Office of the Federal Trade Commission accepted the premerger notification and report forms under the HSR Act submitted by Six Flags and Cedar Fair, respectively. On December 20, 2023, Six Flags and Cedar Fair withdrew their respective premerger notification and report forms under the HSR Act and refiled them on December 21, 2023. On January 22, 2024, Six Flags and Cedar Fair each received a request for additional information and documentary materials (a “Second Request”) from the DOJ in connection with the DOJ’s review of the Mergers. The effect of a Second Request is to extend the waiting period imposed by the HSR Act, until 30 days after each of Six Flags and Cedar Fair has substantially complied with the Second Request issued to it, unless that period is extended voluntarily by the parties or terminated earlier by the DOJ. Per the terms of the Merger Agreement, Cedar Fair and Six Flags will use their reasonable best efforts to certify substantial compliance with the Second Request on or before May 2, 2024.

At any time before or after consummation of the Mergers, notwithstanding the expiration or termination of the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Mergers or seeking the divestiture of substantial assets of Six Flags or Cedar Fair or their respective subsidiaries. Under certain circumstances, private parties may also seek to take legal action under antitrust laws.

Mexico Antitrust Clearance

Closing is subject to antitrust review in Mexico. The Mexican Federal Law on Economic Competition (“FLEC”) provides that, in the event a transaction meets certain thresholds designated by the FLEC, the constituent parties must file a joint pre-merger notification with the Mexican Federal Competition Commission (referred to in this proxy statement/prospectus as the “MFCC”). Six Flags’ four subsidiaries incorporated in Mexico gives the FLEC and MFCC jurisdiction to review the proposed transaction, and the Mergers and the transactions contemplated exceed the thresholds that merit review by the MFCC. Accordingly, as provided in the FLEC, the MFCC has jurisdiction to review the Mergers and the transactions contemplated by the Merger Agreement prior to Closing. On November 30, 2023 Six Flags and Cedar Fair submitted a pre-merger notification filing to the MFCC.

On January 25, 2024, the MFCC concluded its review of the transactions and determined to allow the transactions to proceed as proposed, subject to customary statutory requirements.

Securities and Exchange Commission

CopperSteel has filed a registration statement on Form S-4, of which this proxy statement/prospectus forms a part. Each of Six Flags, CopperSteel and Cedar Fair shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective so long as necessary to consummate the Mergers.

Regulatory Efforts

Under the Merger Agreement, each of Six Flags and Cedar Fair has agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by the Merger Agreement. For more information, see the section entitled “The Merger Agreement — Covenants and Agreements — Efforts to Complete the Mergers.”

Conditions to Completion of the Mergers

The obligations of each of Six Flags and Cedar Fair to effect the Mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law), of the following conditions on or prior to the Closing Date:

•	the approval by Six Flags Stockholders of the Merger Agreement Proposal;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the approval of the MFCC under the FLEC, as amended;

•	the absence of governmental restraints or prohibitions preventing the consummation of the Mergers or the Special Dividend;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part, and the absence of a stop order or proceedings seeking a stop order;

•

the approval for listing by the NYSE (or other agreed upon exchange) of the CopperSteel Common Stock issuable to the holders of Cedar Fair Units and Six Flags Common Stock in connection with the Mergers, subject to official notice of issuance;

•	the representation and warranty of Six Flags relating to the absence of a Material Adverse Effect (as defined below) since July 2, 2023 being true and correct as of the Closing Date;

•	the representation and warranty of the Cedar Fair relating to the absence of a Material Adverse Effect (as defined below) since June 25, 2023 being true and correct as of the Closing Date;

•

certain representations and warranties of the other party relating to capitalization and other equity securities being true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date), except that any inaccuracies that in the aggregate are de minimis in nature may be disregarded;

•

certain representations and warranties of the other party relating to organization, standing, corporate power, authority, agreements with respect to equity securities voting requirements, financial advisor opinions and brokers and the representations of CopperSteel and Copper Merger Sub (x) that are qualified by materiality or material adverse effect being true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of the Merger Agreement, in which case such representations and warranties must be true and correct as of such date) and (y) that are not qualified by materiality or material adverse effect being true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

•

each other representation and warranty of the other party (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement) being true and correct as of the Closing Date (except to the extent such representations and warranties relate to a specific date or as of the date of the original Merger Agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

•	the other party having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions in the preceding bullet points have been satisfied; and

•	the declaration of the Special Dividend by the Six Flags Board.

We cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

Description of Debt Financing

Six Flags, Cedar Fair and CopperSteel have entered into an amended and restated debt commitment letter, dated as of December 5, 2023 (the “Debt Commitment Letter”), with Goldman Sachs Bank USA (“Goldman”) and certain other additional arrangers party thereto (the “Arrangers”), pursuant to which the Arrangers have committed to provide a senior secured revolving credit facility consisting of revolving credit commitments in an aggregate amount of $850 million (the “Debt Financing”) in connection with the Mergers. The Debt Commitment Letter amends, restates and supersedes that certain commitment letter, dated November 2, 2023, which provided revolving credit commitments in an aggregate amount of $800 million. The proceeds from the Debt Financing may be used to, among other things, pay for transaction costs in connection with the Mergers. The obligation of the Arrangers to provide the Debt Financing under the Debt Commitment Letter is subject to a number of conditions, including the receipt of executed loan documentation, accuracy of certain representations and warranties and the consummation of the transactions contemplated by the Merger Agreement.

In connection with the Mergers, Cedar Fair commenced consent solicitations on November 3, 2023 (the “Consent Solicitation”) from holders of its 5.375% Senior Notes due 2027, 5.250% Senior Notes due 2029, 5.500% Senior Secured Notes due 2025 and 6.500% Senior Notes due 2028 (collectively, the “Cedar Fair Bonds”) to amend certain provisions of the indentures governing the Cedar Fair Bonds (the “Indentures” and such amendments, the “Amendments”) to enable Cedar Fair and other co-issuers of the Cedar Fair Bonds to select November 2, 2023, the date the Merger Agreement was entered into, as the testing date for purposes of calculating, with respect to the Mergers and related transactions, any and all ratio tests under the Indentures. The Amendments will not, however, become operative with respect to any such series of Cedar Fair Bonds until an aggregate cash payment (the “Consent Payment”) for the benefit of certain holders of the Cedar Fair Bonds has been paid by Cedar Fair and other co-issuers of the Cedar Fair Bonds, which is expected to occur (if at all) upon or immediately prior to consummation of the Mergers. At the signing of the Merger Agreement, Goldman had committed to provide a senior secured 364-day term loan in an aggregate principal amount of $2,300 million (the “364-Day Term Facility”), the proceeds of which would be used to redeem any outstanding Cedar Fair Bonds that were not amended pursuant to the Consent Solicitation, to the extent not otherwise redeemed by Cedar Fair. On November 9, 2023, the requisite consents from holders of the Cedar Fair Bonds were obtained pursuant to the Consent Solicitation to effect the Amendments to the Indentures. As a result, the commitments in respect of the 364-Day Term Facility were automatically and permanently reduced to $0.

Six Flags and Cedar Fair Expect the Mergers to be Completed in First Half of 2024

Six Flags and Cedar Fair intend to complete the Mergers as soon as reasonably practicable and are currently targeting completion of the Mergers during the first half of 2024. However, the Mergers are subject to regulatory approvals and clearances and other conditions, and it is possible that factors outside the control of both Six Flags and Cedar Fair could result in the Mergers being completed at a later time, or not at all. There may be a substantial amount of time between the Six Flags Special Meeting and the completion of the Mergers. For additional information on the regulatory approvals and clearances required to complete the Mergers, see the section entitled “The Mergers — Regulatory Approvals.”

No Solicitation of Alternative Transactions

Each of Six Flags and Cedar Fair have agreed not to, and not to authorize or permit any of its affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or its controlled affiliates not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a “Six Flags Alternative Transaction” and “Cedar Fair Alternative Transaction” each as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions” or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute an Alternative Transaction (as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions”).

Notwithstanding these restrictions, the Merger Agreement provides that, if at any time prior to obtaining the Six Flags Stockholder Approval, Six Flags receives a proposal that the Six Flags Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Six Flags Superior Proposal (as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions”) and which did not result from a material breach of the non-solicitation obligations set forth in the Merger Agreement, then Six Flags, may (i) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives and financing sources pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement entered into between Cedar Fair and Six Flags (provided that (x) such information must have been previously provided to Cedar Fair or must be provided to Cedar Fair prior to or substantially concurrently with the time it is provided to such person and (y) such confidentiality agreement need not contain any “standstill” term) and (ii) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives and financing sources.

Each of Six Flags and Cedar Fair have also agreed to promptly notify the other party orally and in writing, and in any event within 24 hours of receipt of any request for information or of any proposal relating to an Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal and provide the other party, as soon as reasonably practicable following delivery and receipt, copies of all correspondence and other written materials exchanged with the person making the proposal. Six Flags has also agreed to keep Cedar Fair reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis.

Changes in Six Flags Board Recommendation

Six Flags has agreed under the Merger Agreement to, through the Six Flags Board, recommend to its stockholders the Merger Agreement Proposal and to include such recommendation in this proxy statement/prospectus.

The Merger Agreement provides that, subject to the exceptions described below, neither the Six Flags Board nor any committee thereof will (i) not effect a Six Flags Recommendation Change or (ii) cause Six Flags or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Six Flags Alternative Transaction or requiring, or reasonably likely to cause, Six Flags to terminate, delay or fail to consummate, or that would otherwise impede, interfere in any way with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement (other than a confidentiality agreement otherwise permitted by the Merger Agreement).

Notwithstanding the foregoing restrictions, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board may, if it determines in good faith, after it has received a Six Flags Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation and taking into account all factors and matters deemed relevant in good faith by the Six Flags Board) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change. However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Superior Proposal unless it has given Cedar Fair at least four business days written notice specifying the material terms and conditions of such Six Flags Superior Proposal, identifying the person making such proposal and stating that it intends to make a Six Flags Recommendation Change, or in the event of a subsequent modification to the material terms and conditions of such Six Flags Superior Proposal, at least three business days written notice advising Cedar Fair of the modification to such terms and conditions; provided that during such four or three business day notice period, as applicable, Six Flags engages (to the extent requested by Cedar Fair) in good faith negotiations with Cedar Fair to amend the Merger Agreement in such a manner that the proposal to enter into an Six Flags Alternative Transaction no longer constitutes a Six Flags Superior Proposal.

In addition, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board, may, if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event (provided that (i) in no event will the receipt, existence or terms of a Six Flags Alternative Transaction or any matter relating thereto or consequence thereof constitute a Six Flags Intervening Event and (ii) in no event will any adverse effect of any event or events on the business, properties, financial condition or results of operations of Cedar Fair and its subsidiaries, taken as a whole, constitute a Six Flags Intervening Event unless such event has or would reasonably be expected to have a “Material Adverse Effect”). However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event unless it has given Cedar Fair at least four business days written notice advising Cedar Fair of all material information with respect to any such Six Flags Intervening Event and stating that it intends to make a Six Flags Recommendation Change and providing its rationale therefor.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing Effective Time, whether before or after receipt of the Six Flags Stockholder Approval, under the following circumstances:

•	by mutual written consent of Cedar Fair and Six Flags; or

•	by either Cedar Fair or Six Flags:

•

if the Mergers are not consummated by the Outside Date (except that if the Closing has not occurred by such date and all conditions have been satisfied or waived (other than the antitrust conditions and those that by their terms are to be fulfilled at Closing) then the Outside Date will automatically be extended up to two times, each time for a period of six months); provided that this right to terminate the Merger Agreement will not be available to a party whose failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time; provided, further, that if any condition to Closing has not been satisfied by the Outside Date as a result of a United States government shutdown, the Outside Date shall be extended on a day-for-day basis for each calendar day that any such condition is not satisfied as a result of such government shutdown; if the approval of the Six Flags Stockholders of the Merger Agreement Proposal has not been obtained by reason of the failure to obtain the required vote at a duly convened Six Flags Special Meeting or any adjournment or postponement thereof; or

•

if any legal restraint is in effect in the United States or other jurisdiction as mutually agreed by Cedar Fair and Six Flags, preventing the consummation of the Mergers, and such restraint has become final and nonappealable, or if any governmental entity that must grant regulatory approval of the Mergers pursuant to the terms of the Merger Agreement has denied approval of the Mergers and such denial has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this provision must have used reasonable best efforts to prevent the entry of and to remove such legal restraint or to obtain such regulatory approval, as the case may be; or

•

by Cedar Fair, if Six Flags has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Six Flags or is not cured within 30 days of receiving written notice thereof; provided that Cedar Fair is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•

by Six Flags, if Cedar Fair has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Cedar Fair or is not cured within 30 days of receiving written notice thereof; provided that Six Flags is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•

by Cedar Fair at any time prior to the Six Flags Special Meeting, if a “Cedar Fair Triggering Event” (as defined in the section entitled “The Mergers — Termination of the Merger Agreement”) has occurred.

Expenses and Termination Fees Relating to the Mergers

Generally, each party is required to pay all fees and expenses incurred by it in connection with the Mergers and the other transactions and agreements contemplated by the Merger Agreement, except that each of Six Flags and Cedar Fair will bear and pay one-half of (i) the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by Six Flags and Cedar Fair in connection with the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions and (ii) the fees and expenses incurred in connection with the preparation of the registration statement on Form S-4 of which this proxy statement/prospectus is a part (including any amendments and supplements thereto), its filing with the SEC and the mailing of this proxy statement/prospectus to Six Flags Stockholders and Cedar Fair Unitholders.

However, the Merger Agreement provides that, upon termination of the Merger Agreement under certain circumstances, Six Flags may be obligated to pay Cedar Fair a termination fee of $63.2 million. See the section entitled “The Merger Agreement — Expenses and Termination Fees” for a more complete discussion of the circumstances under which termination fees will be required to be paid.

Accounting Treatment of the Mergers

The Mergers will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Comparison of Stockholder Rights Before and After the Mergers

Upon completion of the Mergers, Six Flags Stockholders, certain holders of Six Flags Equity Awards, Cedar Fair Unitholders and certain holders of Cedar Fair Equity Awards will receive shares of CopperSteel Common Stock. The rights of each such equityholder of Six Flags and Cedar Fair who become CopperSteel Stockholders will change upon receipt of shares of CopperSteel Common Stock, which shall be governed by the DGCL, the CopperSteel certificate of incorporation and the CopperSteel bylaws. The differences in the rights of each such equityholder of Six Flags and Cedar Fair receiving shares of CopperSteel Common Stock in the Mergers are described in detail in the section entitled “Comparison of Stockholder and Unitholder Rights Before and After the Mergers.”

Material U.S. Federal Income Tax Consequences of the Six Flags Merger to Six Flags U.S. holders and the Special Dividend to Six Flags U.S. holders and non-U.S. holders

Subject to the limitations and qualifications (including with respect to the Special Dividend) described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus, in the opinion of Kirkland & Ellis LLP, for U.S. federal income tax purposes, the Six Flags Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Special Dividend will be treated as a distribution from Six Flags for U.S. federal income tax purposes.

Accordingly, as a result of the Six Flags Merger, Six Flags U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus) will not recognize gain or loss for U.S. federal income tax purposes in the Six Flags Merger (other than with respect to the receipt of cash in lieu of fractional shares).

Additionally, if the Special Dividend is treated as a distribution from Six Flags for U.S. federal income tax purposes, the Special Dividend will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from Six Flags’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Six Flags’ current and accumulated earnings and profits, the excess generally will be treated first as a tax-free return of capital to the extent of a Six Flags U.S. holder’s or Six Flags non-U.S. holder’s adjusted tax basis in its shares of Six Flags Common Stock, and any remaining excess will be treated as gain from the sale of shares of Six Flags Common Stock. Subject to certain exceptions described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus, dividends paid to a Six Flags non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Six Flags non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. Nevertheless, the U.S. federal income tax treatment of the Special Dividend is not free from doubt.

See the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” of this proxy statement/prospectus for more information on the material U.S. federal income tax consequences of the Six Flags Merger and the Special Dividend, including potential alternative characterizations of the Special Dividend for U.S. federal income tax purposes. Six Flags Stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Six Flags Merger and the Special Dividend to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Material U.S. Federal Income Tax Consequences of the Mergers to Cedar Fair

Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus, for U.S. federal income tax purposes, the Cedar Fair First Merger taken together with the Six Flags Merger will qualify as a transaction described in Section 351 of the Code.

Accordingly, subject to such limitations and qualifications, Cedar Fair Unitholders will not recognize gain or loss on the exchange of Cedar Fair Units for CopperSteel Common Stock, except that gain may be recognized with respect to certain liabilities treated as assumed by CopperSteel and cash received in lieu of a fractional share of CopperSteel Common Stock. If a Cedar Fair Unitholder recognizes gain, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture or to “inventory items” owned by Cedar Fair. Otherwise such gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met. In addition to the tax consequences described above, Cedar Fair non-U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus) will be subject to withholding under Section 1446(f) of the Code with respect to the CopperSteel Common Stock received.

For more information on the material U.S. federal income tax consequences of the Cedar Fair First Merger, see the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus. Cedar Fair Unitholders are strongly urged to consult with their tax advisors about the tax consequences of the Cedar Fair First Merger to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Risk Factors

You should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, including the specific risk factors in the section entitled “Risk Factors.”

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had occurred on September 24, 2023, while the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2022, and for the nine months ended September 24, 2023, are presented as if the merger occurred on January 1, 2022. This summary unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the date indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors”. The following summary unaudited pro forma condensed combined financial data should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and the related notes.

	For the Year Ended December 31, 2022	For the Nine Months Ended September 24, 2023
	(in thousands, except per share data)
Pro Forma Condensed Combined Statement of Operations data:
Net revenues	$3,183,634	$2,569,307
Net Income from continuing operations attributable to CopperSteel Stockholders	$131,855	$81,564
Earnings from continuing operations per common share, basic	$1.32	$0.81
Earnings from continuing operations per common share, diluted	$1.29	$0.80

As of September 24, 2023
(in thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$183,667
Total assets	$8,343,164
Long-term debt	$4,650,321
Stockholders’ equity	$1,544,323

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which Six Flags and Cedar Fair refer you within this proxy statement/prospectus, as well as oral statements made or to be made by Six Flags and Cedar Fair, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this proxy statement/prospectus, including those that address activities, events, or developments that Six Flags or Cedar Fair expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Mergers, the expected timetable for completing the Mergers, the results, effects, benefits and synergies of the Mergers, pro forma descriptions of the CopperSteel and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Six Flags’ or Cedar Fair’s respective future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would” and other similar expressions or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Six Flags and Cedar Fair caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Six Flags’ and Cedar Fair’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•

the expected timing and likelihood of completion of the Mergers, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Mergers and Six Flags Stockholder Approval;

•

anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of CopperSteel’s operations and other conditions to the completion of the Mergers, including the possibility that any of the anticipated benefits of the Mergers will not be realized or will not be realized within the expected time period;

•	the Merger Agreement may be terminated due to the failure to satisfy the conditions to the completion of the Mergers, in accordance with its terms and the Mergers may not be completed;

•	legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Six Flags and Cedar Fair;

•	the risk that any announcements relating to the Mergers could have adverse effects on the market price on either or both of the Six Flags Common Stock or the Cedar Fair Units;

•	certain restrictions during the pendency of the Mergers that may impact Cedar Fair’s or Six Flags’ ability to pursue certain business opportunities and strategic transactions;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Mergers;

•	risks related to the potential impact of general economic, political and market factors on the companies or the Mergers;

•	the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and officers in connection with the Mergers;

•

potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Mergers that could affect Six Flags’ and/or Cedar Fair’s financial performance and operating results;

•	Six Flags and Cedar Fair may incur significant transaction and other costs in connection with the Mergers in excess of those anticipated by Six Flags or Cedar Fair;

•	the Mergers may not be accretive, and may be dilutive, to CopperSteel’s earnings per share, which may negatively affect the market price of CopperSteel Common Stock;

•	the ultimate timing, outcome, and results of integrating the operations of Six Flags and Cedar Fair;

•	the Mergers and the announcement and/or completion thereof could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management’s time from ongoing business operations due to the Mergers;

•	the risk related to the inability to maintain management and key personnel;

•	the Mergers may disrupt current plans and operations that may harm Six Flags’ or Cedar Fair’s respective businesses;

•	the effects of the business combination of Six Flags and Cedar Fair, including CopperSteel’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of CopperSteel to finance operations in the manner expected;

•

risks to Six Flags’ and Cedar Fair’s operating results and businesses generally, including acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, and the other risks, contingencies and uncertainties applicable to Six Flags and Cedar Fair disclosed in Six Flags’ and Cedar Fair’s filings with the SEC incorporated herein by reference;

•

the uncertainty of the value of the Merger Consideration due to each of the fixed Six Flags and Cedar Fair Exchange Ratios, potential fluctuations in the market price of Six Flags Common Stock and Cedar Fair Units prior to the Closing, and uncertainty around the value of CopperSteel Common Stock to be received upon the consummation of the Mergers;

•	the risk related to changes in credit ratings of CopperSteel following the Mergers;

•	those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and

•	those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Six Flags and Cedar Fair, please see the section entitled “Risk Factors” in this proxy statement/prospectus as well as Six Flags’ and Cedar Fair’s other filings with the SEC incorporated herein by reference. Please see the section entitled “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Six Flags, Cedar Fair or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Six Flags nor Cedar Fair assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” the following risk factors should be considered carefully in determining whether to vote for the adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of Six Flags and Cedar Fair because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each of Six Flags’ and Cedar Fair’s Annual Reports on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 7, 2023 and February 17, 2023, respectively, and in Six Flags’ and Cedar Fair’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see the section entitled “Where You Can Find More Information.”

Risk Factors Relating to the Mergers

Because the Six Flags Exchange Ratio and the Cedar Fair Exchange Ratio are fixed, the number of shares of CopperSteel Common Stock to be received by Six Flags Stockholders and Cedar Fair Unitholders and to which holders of Six Flags Equity Awards and Cedar Fair Equity Awards would be entitled in connection with the Mergers will not change between now and the time the Mergers are completed to reflect changes in the trading price of Six Flags Common Stock or the Cedar Fair Units.

In connection with the Mergers, each Eligible Share will be converted automatically into the right to receive the Six Flags Merger Consideration and each outstanding Cedar Fair Unit (excluding (a) units held in the treasury of Cedar Fair or owned by the Cedar Fair General Partner and (b) any Cedar Fair Restricted Unit) will be converted automatically into the right to receive the Cedar Fair Merger Consideration, in each case with cash paid in lieu of the issuance of any fractional shares of CopperSteel Common Stock. The Six Flags Exchange Ratio and the Cedar Fair Exchange Ratio are fixed, except as the Cedar Fair Exchange Ratio may be adjusted pursuant to the Merger Agreement, see “The Mergers — What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments.” The value of the Cedar Fair Merger Consideration and the Six Flags Merger Consideration will depend on the market prices of the Six Flags Common Stock the Cedar Fair Units, as applicable, at the Closing Effective Time. The market prices of the Six Flags Common Stock and the Cedar Fair Units have fluctuated since the date of the announcement of the parties’ entry into the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Six Flags Special Meeting and the date the Mergers are completed. Accordingly, you should obtain current stock price quotations for Six Flags Common Stock and Cedar Fair Units traded on the NYSE (trading symbols “SIX” and “FUN”, respectively) before deciding how to vote or abstain from voting on any of the proposals described in this proxy statement/prospectus. Accordingly, at the time of the Six Flags Special Meeting, Six Flags Stockholders and Cedar Fair Unitholders will not know or be able to determine the market value of the Merger Consideration they would receive upon completion of the Mergers. Stock/unit price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Six Flags’ and Cedar Fair’s respective businesses, operations and prospects, market assessments of the likelihood that the Mergers will be completed, the timing of the Mergers, regulatory considerations and other factors. Many of these factors are beyond Six Flags’ and Cedar Fair’s control.

The market price for CopperSteel Common Stock following the Closing may be affected by factors different from those that historically have affected or currently affect Six Flags Common Stock and Cedar Fair Units.

Upon completion of the Mergers, Six Flags Stockholders, certain holders of Six Flags Equity Awards, certain holders of Cedar Fair Equity Awards, and Cedar Fair Unitholders will receive shares of CopperSteel Common Stock. CopperSteel’s financial position may differ from each of Six Flags’ and Cedar Fair’s financial positions before the completion of the Mergers, and the results of operations of CopperSteel may be affected by some factors that are different from those currently affecting the results of operations of each of Six Flags and Cedar Fair. Accordingly, the market price and performance of CopperSteel Common Stock is likely to be different from the performance of Six Flags Common Stock and Cedar Fair Units prior to Closing. In addition, general fluctuations in stock markets could have a Material Adverse Effect on the market for, or liquidity of, CopperSteel Common Stock, regardless of CopperSteel’s actual operating performance. For a discussion of the businesses of Six Flags and Cedar Fair, and important factors to consider in connection with those businesses, see the documents attached hereto or incorporated by reference and referred to in “Where You Can Find More Information.”

Six Flags Stockholders and Cedar Fair Unitholders as of immediately prior to the Mergers will have reduced ownership in CopperSteel.

Following the Closing, Six Flags’ existing stockholders are expected to own approximately 48.8% of the issued and outstanding shares of CopperSteel and Cedar Fair’s existing unitholders are expected to own approximately 51.2% of the issued and outstanding shares of CopperSteel, in each case on a fully diluted basis. As a result, existing Six Flags Stockholders and Cedar Fair Unitholders will have less influence on the policies of CopperSteel than they currently have on the policies of Six Flags or Cedar Fair, as applicable.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the Mergers can be completed, certain approvals must be obtained from antitrust regulatory agencies in the United States and Mexico. The terms of the approvals that are granted may impose antitrust related conditions, limitations, obligations or costs, or place restrictions on the conduct of Six Flags’ or Cedar Fair’s respective businesses or require changes to the terms of the Merger Agreement and the parties may not have an obligation to accept any such antitrust related condition, limitation, obligation or restriction. There can be no assurance that antitrust regulators will not impose any such antitrust related conditions, limitations, obligations or restrictions and that any such antitrust related conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the Mergers, imposing additional material costs on or otherwise reducing the anticipated benefits of the Mergers if the Mergers were consummated successfully within the expected timeframe. Nor can there be any assurance that any such antitrust related conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Mergers. Additionally, the completion of the Mergers is conditioned on the absence of certain orders or injunctions issued by any court of competent jurisdiction or other legal restraints that would prohibit or make illegal the consummation of any of the transactions contemplated by the Merger Agreement.

Even if the Cedar Fair First Merger otherwise qualifies for tax-free treatment, a Cedar Fair Unitholder will recognize taxable gain upon the exchange of Cedar Fair Units in the Cedar Fair First Merger if and to the extent that (i) the aggregate amount of Cedar Fair liabilities attributable to the Cedar Fair Units exchanged by the Cedar Fair Unitholder exceeds (ii) the Cedar Fair Unitholder’s aggregate tax basis in the Cedar Fair Units exchanged by such Cedar Fair Unitholder.

As discussed in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus, under applicable U.S. federal income tax laws, it is intended that, for U.S. federal income tax purposes, the Cedar Fair First Merger taken together with the Six Flags Merger qualify as a transaction described in Section 351 of the Code in which no gain or loss is recognized. However, even if the Cedar Fair First Merger qualifies as a transaction described in Section 351 of the Code, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal income tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in an exchange described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. Under Section 752 of the

Code, the liabilities of Cedar Fair are allocated to the Cedar Fair Unitholders and as a result of the Cedar Fair First Merger, the Cedar Fair liabilities allocated to the Cedar Fair Unitholders will be treated as having been assumed by CopperSteel and will be subject to Section 357(c) of the Code. Accordingly, a Cedar Fair Unitholder will recognize taxable gain upon the exchange of Cedar Fair Units in the Cedar Fair First Merger if and to the extent that (i) the aggregate amount of Cedar Fair liabilities attributable to the Cedar Fair Units exchanged by the Cedar Fair Unitholder exceeds (ii) the Cedar Fair Unitholder’s aggregate tax basis in the Cedar Fair Units exchanged by such Cedar Fair Unitholder. For more information on the material U.S. federal income tax consequences of the Cedar Fair First Merger, see the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders.”

Cedar Fair non-U.S. holders will be subject to withholding in the exchange of Cedar Fair Units for CopperSteel Common Stock in the Cedar Fair First Merger, and the applicable withholding agent may satisfy such withholding by retaining shares of CopperSteel Common Stock or cash or other property of the Cedar Fair non-U.S. holder.

As discussed in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus, Cedar Fair non-U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus) are taxed by the U.S. on effectively connected income (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus), unless exempted or further limited by an income tax treaty. Each Cedar Fair non-U.S. holder is considered to be engaged in business in the U.S. because of their ownership of Cedar Fair Units. Furthermore, it is probable that such Cedar Fair non-U.S. holders are deemed to conduct such activities through permanent establishments in the U.S. within the meaning of applicable tax treaties. Treasury Regulations under Section 1446(f) of the Code provide that the broker effecting the transfer of a Cedar Fair non-U.S. holders interest in a publicly traded partnership engaged in a U.S. trade or business, such as Cedar Fair, is required to withhold 10% of the amount realized, even if the exchange otherwise qualifies for nonrecognition treatment for U.S. federal income tax purposes. Cedar Fair non-U.S. holders should expect to have the applicable withholding agent withhold 10% of the gross proceeds received by the Cedar Fair non-U.S. holder, and the applicable withholding agent may satisfy such withholding by withholding shares of CopperSteel Common Stock or cash or other property of the Cedar Fair non-U.S. holder. For additional information regarding the U.S. federal income tax consequences of the Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders.”

The Amendments becoming operative and payment of the Consent Payment in connection with the Consent Solicitation with respect to the Cedar Fair Bonds may result in Cedar Fair Unitholders being allocated cancellation of debt income for U.S. federal income tax purposes.

In connection with the Consent Solicitation with respect to the Cedar Fair Bonds, the Amendments may become operative and certain holders of the Cedar Fair Bonds may receive the Consent Payment, see “The Mergers — Description of Debt Financing.”

As discussed in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus, payment of the Consent Payment in connection with the Consent Solicitation may result in a “significant modification” of one or more series of the Cedar Fair Bonds. If one or more series of the Cedar Fair Bonds were to undergo a significant modification, Cedar Fair may recognize CODI as a result of a deemed exchange of “old” Cedar Fair Bonds for “new” Cedar Fair Bonds, which would be allocated and taxable to the Cedar Fair Unitholders. Cedar Fair will not be able to calculate whether the payment of the Consent Payment will result in a significant modification or the amount of CODI (as defined in the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders” of this proxy statement/prospectus), if any, that would be allocated and taxable to the Cedar Fair Unitholders until the Consent Payment is paid, which is expected to occur (if at all) upon or immediately prior to consummation of the Mergers.

Cedar Fair intends to take the position that the Amendments becoming operative for any series of Cedar Fair Bonds does not result in Cedar Fair recognizing CODI for U.S. federal income tax purposes. However, such position is not free from doubt.

For additional information regarding the U.S. federal income tax consequences of the payment of the Consent Payment and the Amendments becoming operative, see the section entitled “Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders.”

The Mergers are subject to a number of conditions to the obligations of both Six Flags and Cedar Fair to complete the Mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Mergers or result in termination of the Merger Agreement.

The obligations of Six Flags and Cedar Fair to consummate the Mergers are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the conditions described in “The Merger Agreement — Conditions to Completion of the Mergers.”

Many of the conditions to completion of the Mergers are not within either Six Flags’ or Cedar Fair’s respective control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the Outside Date, as such date may be extended pursuant to the terms of the Merger Agreement, it is possible that the Merger Agreement may be terminated. Although Six Flags and Cedar Fair have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to complete the Mergers as promptly as practicable, these and other conditions to the completion of the Mergers may fail to be satisfied. In addition, satisfying the conditions to and completion of the Mergers may take longer, and could cost more, than Six Flags and Cedar Fair expect. Neither Six Flags nor Cedar Fair can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Mergers for a significant period of time or prevent them from occurring. Any delay in completing the Mergers may adversely affect the cost savings and other benefits that Six Flags and Cedar Fair expect to achieve if the Mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the Outside Date.

Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees of Six Flags and Cedar Fair, which could adversely affect the future business and operations of CopperSteel following the Mergers.

The success of the Mergers will depend in part on Six Flags’ and Cedar Fair’s ability to retain management personnel and other key employees while the Mergers are pending and after Closing. Current and prospective employees of Six Flags and Cedar Fair may experience uncertainty about their roles within CopperSteel following the Mergers or other concerns regarding the timing and completion of the Mergers or the operations of CopperSteel following the Mergers, any of which may have an adverse effect on the ability of Six Flags and Cedar Fair to retain or attract management personnel and other key employees. If Six Flags and Cedar Fair are unable to retain key employees, Six Flags, Cedar Fair and, upon Closing, CopperSteel could face the loss of institutional knowledge and skill sets and other operational, financial and strategic disruptions, which may diminish the anticipated benefits of the Mergers and may have a negative impact on Six Flags or Cedar Fair during the pendency of the Mergers. No assurance can be given that CopperSteel, following the Mergers, will be able to retain or attract management personnel and other key employees to the same extent that Six Flags and Cedar Fair have previously been able to retain or attract their own employees.

The business relationships of Six Flags and Cedar Fair may be subject to disruption due to uncertainty associated with the Mergers, which could have a Material Adverse Effect on the results of operations, cash flows and financial position of Six Flags and Cedar Fair pending and following the Mergers.

Parties with which Six Flags and Cedar Fair do business may experience uncertainty associated with the Mergers, including with respect to current or future business relationships with Six Flags and Cedar Fair following the Mergers. Six Flags’ and Cedar Fair’s business relationships may be subject to disruption as suppliers, concessionaires, vendors and other third-party business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Six Flags and Cedar Fair following the Mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Six Flags and Cedar Fair, regardless of whether the Mergers are completed, as well as a material and adverse effect on CopperSteel’s ability to realize the expected cost savings and other benefits of the Mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Mergers or termination of the Merger Agreement.

The Merger Agreement subjects Six Flags and Cedar Fair to restrictions on their respective business activities prior to the Closing.

The Merger Agreement subjects Six Flags and Cedar Fair to restrictions on their respective business activities prior to the Closing. The Merger Agreement obligates each of Six Flags and Cedar Fair to generally conduct its businesses in the ordinary course until the Closing Effective Time and to use its reasonable best efforts to (i) preserve intact their current business organizations, (ii) preserve their assets and properties in good repair and condition and (iii) keep available the services of their current officers and other key employees and preserve their relationships with those having business dealings with Six Flags and Cedar Fair. These restrictions could prevent Six Flags and Cedar Fair from pursuing certain business opportunities that arise prior to the Closing and are outside the ordinary course of business. See “The Merger Agreement — Covenants and Agreements” for additional details.

Six Flags directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of the Six Flags Stockholders generally.

In considering the recommendation of the Six Flags Board with respect to the Merger Agreement, Six Flags Stockholders should be aware of and take into account the fact that certain Six Flags directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally, including the treatment of outstanding Six Flags Equity Awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination in connection with the Mergers, eligibility, in the case of Mr. Bassoul, for a cash transaction award and rights to ongoing indemnification and insurance coverage. These interests include, among others, rights to continuing indemnification and directors’ and officers’ liability insurance. See the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Six Flags Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Mergers, in approving the Merger Agreement and the transactions contemplated thereby, and in recommending that the Six Flags Stockholders adopt the Merger Agreement.

The Merger Agreement limits Six Flags’ and Cedar Fair’s respective ability to pursue alternative transaction proposals, which may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Six Flags to pay Cedar Fair a termination fee.

The Merger Agreement contains certain provisions that restrict each of Six Flags’ and Cedar Fair’s ability to solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of competing alternative transaction proposals. Such competing alternative transaction proposals include proposals by third-parties involving, among other things (each, an “Alternative Transaction,” and with respect to Cedar Fair, a “Cedar Fair Alternative Transaction” and with respect to Six Flags a “Six Flags Alternative Transaction”): any transaction or series of transactions which result in the acquisition of more than 20% of the outstanding equity or voting power of Six Flags or Cedar Fair, as applicable; any merger, consolidation, share exchange or similar transaction resulting in the acquisition or, or acquisition of control over, assets or business representing 20% or more of the consolidated revenues, net income or assets of Six Flags or Cedar Fair, as applicable; and any transaction resulting in the disposition of assets representing 20% or more of the consolidated revenues, net income or assets of Six Flags or Cedar Fair, as applicable. Furthermore, under the terms of the Merger Agreement, the Six Flags Board is not permitted to (i) withdraw, qualify, modify or propose to take such actions, in a manner adverse to Cedar Fair, its recommendation with respect to the Merger Agreement Proposal or (ii) recommend or approve, or propose to take such actions, an Alternative Transaction proposal, subject to certain exceptions for actions taken in good faith in connection with a superior transaction proposal or intervening event to the extent necessary to satisfy its fiduciary duties under applicable law. See “The Merger Agreement — No Solicitation of Alternative Transactions; and – Changes in Six Flags Board Recommendation.”

Additionally, Six Flags and Cedar Fair are each subject to restrictions on their ability to participate in any discussions or negotiations, or cooperate with any third parties with respect to any inquiries regarding, or the making of, any proposal that would constitute an Alternative Transaction, subject, in the case of Six Flags, to certain exceptions under the Merger Agreement. The Merger Agreement further provides that, under specified circumstances, including after receipt of certain alternative acquisition proposals, Six Flags may be required to pay Cedar Fair a cash termination fee equal to $63.2 million. See “The Merger Agreement — No Solicitation of Alternative Transactions and – Expenses and Termination Fees” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Six Flags or Cedar Fair from considering or pursuing an Alternative Transaction with either party or proposing such a transaction, even if it were prepared, in Six Flags’ case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the Mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

Failure to complete the Mergers could negatively impact Six Flags’ or Cedar Fair’s respective stock prices and have a Material Adverse Effect on their results of operations, cash flows and financial position.

If the Mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Six Flags Stockholders fail to approve the Merger Agreement Proposal, the ongoing businesses of Six Flags and Cedar Fair may be materially adversely affected and, without realizing any of the benefits of having completed the Mergers, Six Flags and Cedar Fair would be subject to a number of risks, including the following:

•	Six Flags and Cedar Fair may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

Six Flags and Cedar Fair and their respective subsidiaries may experience negative reactions from their respective guests, employees, suppliers, concessionaires, vendors, other third-party business partners and other constituencies;

•	Six Flags and Cedar Fair will still be required to pay certain significant costs relating to the Mergers, such as legal, accounting, financial advisor and printing fees;

•	Six Flags may be required to pay a termination fee as required by the Merger Agreement;

•

the Merger Agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the Merger Agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the Merger Agreement, may have been pursued;

•

matters relating to the Mergers (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the Mergers or related to any enforcement proceeding commenced against Six Flags and Cedar Fair to perform their respective obligations pursuant to the Merger Agreement.

If the Mergers are not completed, the risks described above may materialize and they may have a Material Adverse Effect on Six Flags’ or Cedar Fair’s respective results of operations, cash flows, financial position and stock prices.

The shares of CopperSteel Common Stock to be received by Six Flags Stockholders and Cedar Fair Unitholders upon completion of the Mergers will have different rights from shares of Six Flags Common Stock and Cedar Fair Units.

Upon completion of the Mergers, Six Flags Stockholders will no longer be Six Flags Stockholders and Cedar Fair Unitholders will no longer be Cedar Fair Unitholders. Instead, former Six Flags Stockholders and Cedar Fair Unitholders will become CopperSteel Stockholders and while their rights as CopperSteel Stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of CopperSteel’s certificate of incorporation and CopperSteel’s bylaws. The terms of CopperSteel’s certificate of incorporation and CopperSteel’s bylaws are in some respects different than the terms of the Six Flags Certificate of Incorporation, the Six Flags Bylaws, and the Cedar Fair Limited Partnership Agreement, which currently govern the rights of Six Flags Stockholders and Cedar Fair Unitholders, respectively. See “Comparison of Stockholder and Unitholder Rights Before and After the Mergers” for a discussion of the different rights associated with shares of CopperSteel Common Stock, shares of Six Flags Common Stock and Cedar Fair Units.

Completion of the Mergers may trigger change in control or other provisions in certain agreements to which Six Flags or Cedar Fair is a party.

The completion of the Mergers may trigger change in control or other provisions in certain agreements to which Six Flags or Cedar Fair is a party. If Six Flags or Cedar Fair are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Six Flags or Cedar Fair are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to Six Flags or Cedar Fair, as applicable, and upon Closing, CopperSteel.

Six Flags and Cedar Fair are expected to incur significant transaction costs in connection with the Mergers, which may be in excess of those anticipated by them.

Six Flags and Cedar Fair have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Six Flags and Cedar Fair whether or not the Mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. Six Flags and Cedar Fair will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Mergers and the integration of the two companies’ respective businesses. While Six Flags and Cedar Fair have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the respective businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Six Flags and Cedar Fair even if the Mergers are not completed, could have an adverse effect on Six Flags’ or Cedar Fair’s respective financial conditions and operating results.

The opinion of Six Flags’ financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Mergers.

Six Flags has received an opinion from its financial advisor in connection with the signing of the Merger Agreement but has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Six Flags or Cedar Fair, general market and economic conditions and other factors that may be beyond the control of Six Flags or Cedar Fair, and on which the financial advisor’s opinion was based, may significantly alter the value of Six Flags or Cedar Fair or the prices of the shares of Six Flags Common Stock or Cedar Fair Units by the time the Mergers are completed. The opinion does not speak as of the time the Mergers will be completed or as of any date other than the date of such opinion. Because Six Flags does not currently anticipate asking its financial advisor to update its opinion, such opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Mergers are completed. The Six Flags Board’s recommendation that Six Flags Stockholders vote in favor of the Merger Agreement Proposal, however, is made as of the date of this proxy statement/prospectus.

Litigation relating to the Mergers could result in an injunction preventing the completion of the Mergers and/or substantial costs to Six Flags and Cedar Fair.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Six Flags’ and Cedar Fair’s respective liquidity and financial condition.

Lawsuits that may be brought against Six Flags, Cedar Fair or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Mergers. One of the conditions to the Closing is that no injunction by any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority or any arbitral body (public or private) of competent jurisdiction has been entered and continues to be in effect. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, that injunction may delay or prevent the Mergers from being completed within the expected timeframe or at all, which may adversely affect Six Flags’ and Cedar Fair’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Mergers are completed may adversely affect Six Flags’ or Cedar Fair’s respective businesses, financial conditions, results of operations and cash flows.

Risk Factors Relating to CopperSteel Following the Mergers

CopperSteel may be unable to integrate the business of Six Flags and Cedar Fair successfully or realize the anticipated benefits of the Mergers.

The Mergers involve the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Six Flags and Cedar Fair will be required to devote significant management attention and resources to integrating the business practices and operations of Six Flags and Cedar Fair. Potential difficulties that Six Flags and Cedar Fair may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Six Flags and Cedar Fair in a manner that permits CopperSteel to achieve, on a timely basis, or at all, the enhanced growth opportunities and cost savings and other benefits anticipated to result from the Mergers;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on guests, employees, suppliers, concessionaires, vendors, other third-party business partners and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Mergers.

In addition, Six Flags and Cedar Fair have operated and, until the completion of the Mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with guests, employees, suppliers, concessionaires, vendors, other third-party business partners and other constituencies or achieve the anticipated benefits of the Mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of CopperSteel following the Mergers.

Although Six Flags and Cedar Fair expect that the Mergers will result in synergies and other benefits, those synergies and benefits may not be realized or may not be realized within the expected timeframe. CopperSteel may also encounter significant unexpected difficulties in integrating the two businesses.

Six Flags and Cedar Fair believe there are significant benefits and synergies that may be realized through leveraging the workforce, scale and guest engagement of Six Flags and Cedar Fair. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt both companies’ existing operations if not implemented in a timely and efficient manner. The ability of Six Flags and Cedar Fair to realize the anticipated benefits of the Mergers will depend, to a large extent, on CopperSteel’s ability to integrate Six Flags’ and Cedar Fair’s businesses in a manner that facilitates growth opportunities and achieves projected cost savings and growth without adversely affecting current revenues and investments in future growth. Six Flags and Cedar Fair will be required to devote significant attention and resources prior to Closing to begin transitioning their operations to CopperSteel and prepare for the post-Closing integration process. Following the Closing, CopperSteel will need to devote significant attention and resources to successfully align the prior business practices and operations of Six Flags and Cedar Fair. This process may disrupt the businesses and, if implemented ineffectively, would limit or preclude the realization of the full benefits of the Mergers expected by Six Flags and Cedar Fair. CopperSteel’s failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of the Mergers could cause an interruption of, or a loss of momentum in, the activities of CopperSteel and could adversely affect CopperSteel’s results of operation.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, responses from numerous out-of-home entertainment competitors, loss of guest relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•

difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the businesses of Six Flags and Cedar Fair in highly competitive out-of-home entertainment industry;

•	difficulties in the integration of operations, systems and personnel; and

•	difficulties in managing the expanded operations of a larger and more complex company.

Many of these factors will be outside of CopperSteel’s control and any of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of CopperSteel. In addition, even if the operations of the businesses of Six Flags and Cedar Fair are integrated successfully, CopperSteel may not realize the full benefits of the Mergers, including the cost savings, workforce efficiencies, scale, or sales and growth opportunities that Six Flags and Cedar Fair expect. In addition, some of the anticipated synergies are not expected to occur for a period of time following the Closing and may involve unanticipated costs and require significant capital expenditures in the near term to be fully realized. Even if CopperSteel is able to integrate the two companies successfully, the anticipated benefits of the Mergers, including the expected synergies, may not be realized fully or at all and may take longer to realize than expected.

If CopperSteel is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Mergers within the anticipated timeframe or at all, could adversely affect CopperSteel’s results of operation or cash flows, cause dilution to the earnings per share of CopperSteel, decrease or delay any accretive effect of the transactions and negatively impact the price of CopperSteel Common Stock.

The benefits described in this proxy statement/prospectus are also subject to a variety of other factors, many of which are beyond CopperSteel’s ability to control. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances described in such factors may be interrelated, and the impact to the combined group of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset, or more than offset, by the occurrence of one or more of the other events or circumstances described in such factors.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included in the section entitled “The Mergers — Certain Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Six Flags management and Cedar Fair management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Six Flags’ and Cedar Fair’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining CopperSteel’s future results. As a result of these contingencies, actual future results may vary materially from Six Flags’ and Cedar Fair’s estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Six Flags’ and Cedar Fair’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Six Flags nor Cedar Fair undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Six Flags and Cedar Fair included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Six Flags and Cedar Fair, as applicable. Moreover, neither Six Flags’ nor Cedar Fair’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Six Flags’ or Cedar Fair’s respective prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Six Flags’ and Cedar Fair’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See “The Mergers — Certain Unaudited Prospective Financial Information” for more information.

The future results of CopperSteel following the Mergers will suffer if CopperSteel does not effectively manage its operations.

CopperSteel’s future success will depend, in part, upon its ability to manage the combined businesses of Six Flags and Cedar Fair and continue to retain and attract additional guests to its amusement parks, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. CopperSteel may also face increased scrutiny from governmental authorities as a result of the Mergers. There can be no assurances that CopperSteel will be successful or that it will realize the expected operating efficiencies, cost savings, growth or other benefits currently anticipated from the Mergers.

The Mergers may result in a loss of suppliers, concessionaires, vendors or other third-party business partners and may result in the termination of existing contracts.

Following the Mergers, some of the suppliers, concessionaires, vendors or other third-party business partners of Six Flags and Cedar Fair may terminate or scale back their current or prospective business relationships with CopperSteel. In addition, Six Flags and Cedar Fair have contracts with suppliers, concessionaires, vendors or other third-party business partners that may require Six Flags or Cedar Fair to obtain consents from these other parties in connection with the Mergers, which may not be obtained on favorable terms or at all. If relationships with suppliers, concessionaires, vendors or other third-party business partners are adversely affected by the Mergers, or if CopperSteel, following the Mergers, loses the benefits of the contracts of Six Flags and Cedar Fair, CopperSteel’s business and financial performance could suffer.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of CopperSteel will be uncertain.

Although Six Flags and Cedar Fair have paid cash dividends on Six Flags Common Stock and Cedar Fair Units in the past, the CopperSteel Board may determine not to declare dividends in the future or may reduce the amount of dividends paid in the future. Any payment of future dividends will be at the discretion of the CopperSteel Board and will depend on CopperSteel’s results of operations, financial condition, cash requirements, future prospects and other considerations that the CopperSteel Board deems relevant, including, but not limited to:

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the CopperSteel Board, which could change its dividend practices at any time and for any reason;

•	CopperSteel’s desire to maintain or improve the credit ratings on its debt;

•	the amount of dividends that CopperSteel may distribute to its stockholders is subject to restrictions under Delaware law; and

•	the agreements governing CopperSteel’s indebtedness.

CopperSteel Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

The trading price and volume of CopperSteel Common Stock may be volatile following the Mergers.

The trading price and volume of CopperSteel Common Stock may be volatile following completion of the Mergers. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of CopperSteel Common Stock. In addition, there will have been no historical market price of the CopperSteel Common Stock. The market price of the CopperSteel Common Stock could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this proxy statement/prospectus or the documents incorporated by reference in this proxy statement/prospectus or for reasons unrelated to the operations of CopperSteel, such as reports by industry analysts, investor perceptions or negative announcements by customers, competitors or suppliers of CopperSteel regarding their own performance, as well as industry conditions and general financial, economic and political instability. As a result, you may suffer a loss on your investment. Many factors may impair the market for CopperSteel Common Stock and the ability of investors to sell shares at an attractive price, and could also cause the market price and demand for CopperSteel Common Stock to fluctuate substantially, which may negatively affect the price and liquidity of CopperSteel Common Stock. Many of these factors and conditions are beyond the control of the CopperSteel or CopperSteel Stockholders.

CopperSteel has no operating or financial history and the unaudited pro forma condensed combined financial statements and the unaudited prospective financial and operating information prepared by Six Flags and Cedar Fair included in this proxy statement/prospectus are based on a number of assumptions and are preliminary and unaudited. Therefore, the actual results of operations, cash flows and financial position of CopperSteel after the Mergers may differ materially.

CopperSteel has been recently incorporated in connection with the proposed Mergers and has no operating history or revenues. The unaudited pro forma information and the unaudited prospective financial information in this proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Six Flags and Cedar Fair believe are reasonable and is not necessarily indicative of what CopperSteel’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. The pro forma financial statements do not include, among other things, estimated cost or growth synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, including those that may be required by regulatory or governmental authorities in connection with the Mergers, or impacts of merger related change in control provisions that are currently not factually supportable and/or probable of occurring. Further, CopperSteel’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with Cedar Fair as the accounting acquirer under GAAP and reflect adjustments based on preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

CopperSteel’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by CopperSteel Stockholders, which could limit CopperSteel Stockholders’ ability to obtain a favorable judicial forum for disputes with CopperSteel or its directors, officers or other employees.

CopperSteel’s certificate of incorporation provides that, unless CopperSteel consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CopperSteel, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, employee, or agent of CopperSteel to CopperSteel or CopperSteel Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or CopperSteel’s organizational documents, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The CopperSteel certificate of incorporation also provides that, unless CopperSteel consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of CopperSteel is deemed to have received notice of and consented to the forum selection provisions of CopperSteel’s certificate of incorporation. Such provisions may limit CopperSteel Stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with CopperSteel or its directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the choice of forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, CopperSteel may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects or results of operations.

Other Risk Factors Relating to Six Flags and Cedar Fair

As a result of entering into the Merger Agreement, Six Flags’ and Cedar Fair’s businesses are and will be subject to the risks described above. In addition, Six Flags and Cedar Fair are, and following completion of the Mergers, CopperSteel will be, subject to the risks described in Six Flags’ and Cedar Fair’s most recent Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

SIX FLAGS SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Six Flags Stockholders as part of a solicitation of proxies by the Six Flags Board for use at the Six Flags Special Meeting and at any adjournments or postponements of such special meeting. This proxy statement/prospectus provides Six Flags Stockholders with important information about the Six Flags Special Meeting and should be read carefully in its entirety.

Date, Time and Place of the Six Flags Special Meeting

The Six Flags Special Meeting will be held at                , Central Time, on                , 2024. The Six Flags Special Meeting will be held in person at Six Flags Entertainment Corporation Corporate Headquarters, Choctaw Stadium, 1000 Ballpark Way, Arlington, TX 76011.

Purposes of the Six Flags Special Meeting

The Six Flags Special Meeting is being held to consider and vote on the following proposals:

•

Proposal 1 (Merger Agreement Proposal): To adopt the Merger Agreement, entered into by and among Six Flags, Cedar Fair , CopperSteel and Copper Merger Sub providing for a merger of equals through (i) the Cedar Fair First Merger, with Cedar Fair continuing its existence as the Cedar Fair Surviving Entity, and (ii) the Cedar Fair Second Merger, with CopperSteel continuing as the surviving corporation, and (iii) the Six Flags Merger, with CopperSteel continuing as the surviving corporation;

•

Proposal 2 (Compensation Advisory Proposal): To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers, discussed under the heading “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers”; and

•

Proposal 3 (Adjournment Proposal): To adjourn the Six Flags Special Meeting, if necessary, to a later date or dates at the determination of the Six Flags Board, including to solicit additional proxies in favor of the Merger Agreement Proposal if there are insufficient votes at the time of the Six Flags Special Meeting to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders.

Recommendation of the Six Flags Board

The Six Flags Board unanimously recommends that Six Flags Stockholders vote:

•	Proposal 1 (Merger Agreement Proposal): “FOR”;

•	Proposal 2 (Compensation Advisory Proposal): “FOR;” and

•	Proposal 3 (Adjournment Proposal): “FOR.”

This proxy statement/prospectus contains important information regarding these proposals and factors that Six Flags Stockholders should consider when deciding how to cast their votes. Six Flags Stockholders are encouraged to read the entire document carefully, including the annexes attached and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Mergers.

Interests of Certain Six Flags Directors and Executive Officers in the Mergers

In considering the recommendation of the Six Flags Board with respect to the Merger Agreement, Six Flags Stockholders should be aware that, aside from their interests as Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally, including, but not limited to, the treatment of outstanding Six Flags Equity Awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination of employment in connection with the Mergers, eligibility, in the case of Mr. Bassoul, for a cash transaction bonus, eligibility for payment of an annual bonus in respect of 2023 and (depending on the timing of Closing) eligibility for payment of a pro-rated annual bonus in respect of 2024, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.” The Six Flags Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Mergers and in recommending the adoption of the Merger Agreement Proposal. See the section entitled “The Mergers — Background of the Mergers” and “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers.”

Record Date

Only Six Flags Stockholders of record as of the close of business on                , 2024, the Record Date, are entitled to notice of, and to vote at, the Six Flags Special Meeting or any postponement or adjournment thereof.

Outstanding Shares as of Record Date and Voting Rights of Six Flags Stockholders

As of the Record Date, Six Flags had outstanding                shares of Six Flags Common Stock, the only class of outstanding securities entitled to vote at the Six Flags Special Meeting. Each stockholder of Six Flags will be entitled to one vote for each share of Six Flags Common Stock registered in its name on the Record Date. Six Flags Stockholders are entitled to vote on each proposal presented. A complete list of registered Six Flags Stockholders entitled to vote at the Six Flags Special Meeting will be available for inspection at Six Flags’ principal executive offices at 1000 Ballpark Way, Suite 400, Arlington, Texas 76011, during ordinary business hours for a period of no less than ten days before the Six Flags Special Meeting. The list of Six Flags Stockholders will also be available to Six Flags Stockholders during the Six Flags Special Meeting.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Six Flags Special Meeting, a quorum must be present. The quorum requirement for holding the Six Flags Special Meeting and transacting business is a majority of the outstanding shares of Six Flags Common Stock entitled to vote. The shares may be present in person or represented by proxy at the meeting. Abstention votes are counted as present for the purpose of determining whether a quorum exists for the Six Flags Special Meeting.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present at the Six Flags Special Meeting or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. A broker is entitled to vote shares held for a beneficial holder on routine matters without instructions from the beneficial holder of those shares. However, a broker is not entitled to vote shares held for a beneficial holder on non-routine items. We do not expect brokers to have discretionary voting authority in connection with the Merger Agreement Proposal, the Compensation Advisory Proposal or the Adjournment Proposal and therefore there will not be any broker non-votes.

Vote Required for Approval

The votes required for each proposal are as follows:

•

Proposal 1 (Merger Agreement Proposal): Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags Common Stock entitled to vote in person or by proxy thereon. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting “AGAINST” the Merger Agreement Proposal. There will not be any broker non-votes;

•

Proposal 2 (Compensation Advisory Proposal): Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Compensation Advisory Proposal. There will not be any broker non-votes; and

•

Proposal 3 (Adjournment Proposal): Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Adjournment Proposal. There will not be any broker non-votes.

Stock Ownership and Voting by Six Flags Directors and Executive Officers

On the Record Date, Six Flags directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote              shares of Six Flags Common Stock, or approximately                    % of the outstanding shares of Six Flags Common Stock. Six Flags currently expects that all of its directors and executive officers will vote their shares “FOR” the Merger Agreement Proposal, “FOR” Compensation Advisory Proposal and “FOR” the Adjournment Proposal even though none of its directors and executive officers have entered into any agreement, other than the Voting and Support Agreement, as described below.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, on November 2, 2023, Cedar Fair, H Partners, and, solely for purposes of certain sections therein, Six Flags, entered into a Voting and Support Agreement, pursuant to which H Partners, a significant stockholder of Six Flags Common Stock which owned approximately 13.64% of the outstanding Six Flags Common Stock as of the date of the Merger Agreement, agreed to, among other things, and subject to certain exceptions, vote (or cause to be voted), in person or by proxy at the Six Flags Special Meeting, all shares of Six Flags Common Stock beneficially owned by H Partners as of the date of the Voting and Support Agreement (or thereafter acquired):

•

in favor of the adoption of the Mergers and the Merger Agreement and the transactions contemplated by the Merger Agreement, including any amended and restated merger agreement or amendment to the Merger Agreement that increases the Six Flags Merger Consideration, decreases the Cedar Fair Merger Consideration or otherwise is or results in the Merger Agreement being more favorable to H Partners than the Merger Agreement in effect as of the date of the Voting and Support Agreement;

•

in favor of the approval of any proposal to adjourn or postpone any Six Flags Special Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such Six Flags Special Meeting is held;

•

against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Six Flags contained in the Merger Agreement;

•

against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Mergers or the fulfillment of Cedar Fair’s, Six Flags’ or Copper Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of Six Flags (including any amendments to the Six Flags Certificate of Incorporation or the Six Flags Bylaws); and

•	against any “Six Flags Alternative Transaction” (as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions”).

H Partners also agreed to appear in person or by proxy at each meeting or otherwise cause all of its shares to be counted as present for purposes of calculating a quorum.

Notwithstanding the foregoing, in the event that there is any amendment to the Merger Agreement which (w) reduces or changes the form of the Six Flags Merger Consideration, (x) increases or changes the form of Cedar Fair Merger Consideration, (y) changes the payment terms of the Six Flags Merger Consideration in any respect adverse to the holders of shares of Six Flags Common Stock, or (z) effects any change that is materially adverse to the holders of shares of Six Flags Common Stock, H Partners will have no obligation to vote any of its shares in accordance with the Voting and Support Agreement in favor of the Mergers or with respect to the Merger Agreement as so amended or take any other action under the Merger Agreement; and provided, further, that H Partners will retain at all times the right to vote its shares in H Partners’ sole discretion, and without any other limitation, on any matters other than those set forth above and in the Cooperation Agreement that are at any time or from time to time presented for consideration to Six Flags’ Stockholders generally.

Six Flags consented to H Partners’ entrance into the Voting and Support Agreement and waived its rights with respect to certain sections of the Cooperation Agreement. The Voting and Support Agreement provides that Six Flags and H Partners will enter into an amendment to the Cooperation Agreement to have the Cooperation Agreement terminate at the Closing Effective Time.

The Voting and Support Agreement will terminate automatically upon the earliest to occur of (a) the date on which the Mergers become effective, (b) the date on which the Merger Agreement is validly terminated, (c) the Outside Date, and (d) the date on which the parties agree in writing to terminate the Voting and Support Agreement.

Attendance at the Six Flags Special Meeting

Only Six Flags Stockholders of record on the Record Date, beneficial owners of Six Flags Common Stock on the Record Date, holders of valid proxies for the Six Flags Special Meeting and invited guests of Six Flags may attend the Six Flags Special Meeting, which will be conducted in person.

At the Six Flags Special Meeting, Rules of Conduct will be provided to attendees. No recording is allowed at the Six Flags Special Meeting. This includes photography, audio recording and video recording of any kind.

Six Flags will hold a question and answer session immediately following the conclusion of the business to be conducted at the Six Flags Special Meeting.

Parking will be available in Lot K of Choctaw Stadium, located at the northeast corner of Ballpark Way and E. Randol Mill Road. Enter Lot K from westbound E. Randol Mill Road. Parking is complimentary for any stockholder who attends the Six Flags Special Meeting. When you enter the parking lot, take a ticket from the parking lot kiosk. In order to receive complimentary parking, please present your parking ticket at the registration desk for the Six Flags Special Meeting, and you will receive a validation pass for use when exiting the parking lot.

Voting of Shares

Six Flags Stockholders of record on the Record Date may have their shares of Six Flags Common Stock voted by submitting a proxy or may vote at the Six Flags Special Meeting by following the instructions provided on the enclosed proxy card. Six Flags recommends that Six Flags Stockholders entitled to vote submit a proxy prior to the Six Flags Special Meeting even if they plan to attend the Six Flags Special Meeting.

Six Flags Stockholders of record may vote in one of the following ways:

•

Internet: Six Flags Stockholders of record may vote over the internet at the web address shown on their proxy card or voting instruction form. Six Flags Stockholders of record will need to use the control number appearing on their proxy card to vote via the internet. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on             , 2024. If Six Flags Stockholders vote via the internet, they do not need to return their proxy card. The internet voting procedures are designed to authenticate stockholder identities, to allow Six Flags Stockholders to give their voting instructions and to confirm that Six Flags Stockholders’ instructions have been recorded properly. Stockholders voting by internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from internet access providers.

•

Telephone: Six Flags Stockholders of record may vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2024. Six Flags Stockholders who vote this way need not send in their proxy card. The telephone voting procedures are designed to authenticate stockholder identities, to allow Six Flags Stockholders to give their voting instructions, and to confirm that Six Flags Stockholders’ instructions have been recorded properly. Six Flags Stockholders voting by telephone should remember that the stockholder must bear costs associated with electronic access, such as usage charges from telephone companies.

•

Mail: Six Flags Stockholders of record may vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Six Flags Stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Six Flags Special Meeting.

•

At the Meeting: Six Flags Stockholders of record who attend the Six Flags Special Meeting in person have the right to vote at the Six Flags Special Meeting. Six Flags beneficial owners who wish to vote at the Six Flags Special Meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the Six Flags Special Meeting.

Six Flags Stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Six Flags Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Six Flags Board.

Six Flags Stockholders who hold their shares of Six Flags Common Stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2, and 3. Six Flags Stockholders who hold their shares of Six Flags Common Stock beneficially and wish to vote at the Six Flags Special Meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Revocation of Proxies

Your proxy may be revoked at any time prior to the Six Flags Special Meeting. If you provide more than one proxy, the proxy having the latest date will revoke any earlier proxy. If you attend the Six Flags Special

Meeting in person, you will be given the opportunity to revoke your proxy and vote in person. If you are a stockholder of record or hold shares through a broker or bank and are voting by internet or telephone, your vote must be received by 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2024, to be counted.

Solicitation of Proxies; Expenses of Solicitation

Six Flags and Cedar Fair will pay for the proxy solicitation costs related to the Six Flags Special Meeting. Proxies may be solicited by directors, officers, and employees of Six Flags in person, or by mail, telephone, e-mail, or other electronic means. Six Flags will not specially compensate those persons for their solicitation activities. Six Flags has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and have agreed to pay it an estimated fee of approximately $100,000 plus expenses for these services. Six Flags may also ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the Six Flags Stockholders held of record by such banks, brokers, trusts or other nominees. Six Flags and Cedar Fair will reimburse banks, brokers and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Six Flags Common Stock and obtaining their proxies.

Appraisal Rights and Dissenters’ Rights

Six Flags Stockholders are entitled to appraisal rights under Section 262 of the DGCL with respect to the Merger Agreement Proposal, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Six Flags Stockholders have no appraisal rights with respect to the Compensation Advisory Proposal.

For more information regarding Six Flags Stockholders’ dissenters’ or appraisal rights, please see the section entitled “The Mergers — Appraisal Rights and Dissenters’ Rights.”

Householding of Proxy Materials

The SEC rules permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and related materials for two or more stockholders sharing the same address by delivering a single proxy statement to that address unless contrary instructions have been received from one of the affected stockholders. This process, which is commonly referred to as “householding”, provides convenience for stockholders and cost savings for Six Flags.

If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and related materials, or if a stockholder’s household is receiving multiple copies of these documents and the stockholder desires that future deliveries be limited to a single copy, such stockholder should please notify his or her broker.

Adjournments and Postponements

If a quorum is not present or represented, the Six Flags Stockholders entitled to vote thereat, present in person or represented by proxy, may, by a majority in voting power thereof, adjourn the Six Flags Special Meeting from time to time. The meeting may also be adjourned for any or no reason by the person presiding over the meeting of Six Flags Stockholders. When a meeting is adjourned to another place, date or time, notice need not be given if the place, if any, date and time thereof, and the means of remote communications, if any, by which Six Flags Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than 30 calendar days, a new notice shall be provided to each Six Flags Stockholder of record. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the Six Flags Special Meeting as originally notified.

Although it is not currently expected, the Six Flags Special Meeting may be adjourned or postponed one or more times to a later day or time if necessary or appropriate, including to solicit additional proxies in favor of the

Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders. Your shares of Six Flags Common Stock will be voted on any Adjournment Proposal in accordance with the instructions indicated in your proxy.

Even if a quorum is not present at the Six Flags Special Meeting, the Six Flags Special Meeting may be adjourned to another place, date or time by the affirmative vote of shares of Six Flags Common Stock representing a majority of the shares of Six Flags Common Stock present virtually or represented by proxy at the Six Flags Special Meeting entitled to vote on such matter. The adjourned meeting may take place without further notice other than by an announcement made at the Six Flags Special Meeting unless the adjournment is for more than 30 days thereafter or, if, after the adjournment, a new Record Date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the Six Flags Special Meeting. Pursuant to the Six Flags Bylaws, the Chairman of the Six Flags Board or such other officer of Six Flags designated by the Six Flags Board, may adjourn the Six Flags Special Meeting, for any or no reason, to any other time and to any other place at which a meeting of stockholders may be held under the Six Flags Bylaws.

Questions and Additional Information

Six Flags Stockholders may contact Six Flags’ Corporate Secretary or Six Flags’ proxy solicitors with any questions about the proposals or how to vote or to request additional copies of any materials at:

Investor Relations

Six Flags Entertainment Corporation.

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

(972) 595-5000

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 750-5833

Stockholders and All Others Call Toll Free: (877) 750-0854

PROPOSAL 1 — MERGER AGREEMENT PROPOSAL

Overview

This proxy statement/prospectus is being furnished to Six Flags Stockholders as part of the solicitation of proxies by the Six Flags Board for use at the Six Flags Special Meeting to consider and vote upon a proposal to adopt the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and approve the transactions contemplated thereby, including the Six Flags Merger.

The Six Flags Board, after due and careful discussion and consideration, unanimously (i) determined that the Merger Agreement and the Six Flags Merger were advisable, and in the best interests of, Six Flags and the Six Flags Stockholders, (ii) approved (A) the form, terms and conditions of the Merger Agreement, (B) the execution, delivery and performance by Six Flags thereof and (C) subject to the adoption of the Merger Agreement at the Six Flags Special Meeting, the consummation of the transactions contemplated by the Merger Agreement, including the Six Flags Merger and the declaration of the Special Dividend, (iii) resolved to recommend that the Six Flags Stockholders adopt the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iv) directed that the adoption of the Merger Agreement be submitted to the Six Flags Stockholders at the Six Flags Special Meeting.

Vote Required for Approval

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Six Flags Common Stock entitled to vote in person or by proxy thereon. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. We do not expect brokers to have discretionary voting authority in connection with the Merger Agreement Proposal and therefore there will not be any broker non-votes. The Mergers cannot be completed without the approval of the Merger Agreement Proposal.

Recommendation of the Six Flags Board

The Six Flags Board, after due and careful discussion and consideration, unanimously approved and recommended the adoption of the Merger Agreement and the transactions contemplated therein, including the Mergers.

The Six Flags Board unanimously recommends that Six Flags Stockholders vote “FOR” the Merger Agreement Proposal.

IF YOU ARE A SIX FLAGS STOCKHOLDER,

THE SIX FLAGS BOARD UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT PROPOSAL

PROPOSAL 2 — COMPENSATION ADVISORY PROPOSAL

Overview

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Six Flags is seeking a non-binding advisory stockholder approval of the compensation of Six Flags’ named executive officers that is based on or otherwise relates to the Mergers as disclosed in “The Mergers — Quantification of Potential Payments and Benefits to Six Flags’ Named Executive Officers in Connection with the Mergers.” The proposal gives Six Flags Stockholders the opportunity to express their views on the compensation of Six Flags’ named executive officers.

Six Flags Stockholders should note that the Compensation Advisory Proposal is merely an advisory vote that will not be binding on Six Flags, CopperSteel or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval.

Vote Required for Approval

The vote on the Compensation Advisory Proposal is a vote separate and apart from the vote on the Merger Agreement Proposal. Accordingly, Six Flags Stockholders may vote to approve the Merger Agreement Proposal and vote not to approve the Compensation Advisory Proposal, and vice versa. The approval of the Compensation Advisory Proposal is not a condition to the Closing or otherwise required to effectuate the Mergers. If the Mergers are completed, the compensation may be paid to Six Flags’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Six Flags Stockholders fail to approve the Compensation Advisory Proposal.

As an advisory vote, this Compensation Advisory Proposal is not binding on Six Flags. However, Six Flags values the opinions expressed by its stockholders, and the Six Flags Board will carefully review and take into account the results of the vote when designing and considering the compensation agreements and arrangements with Six Flags’ named executive officers if the Mergers are completed.

Approval of the Compensation Advisory Proposal, on a non-binding advisory basis, requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Compensation Advisory Proposal. We do not expect brokers to have discretionary voting authority in connection with the Compensation Advisory Proposal and therefore there will not be any broker non-votes.

Recommendation of the Six Flags Board

The Six Flags Board unanimously recommends that Six Flags Stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that Six Flags Stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers — Quantification of Potential Payments and Benefits to Six Flags’ Named Executive Officers in Connection with the Mergers” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

IF YOU ARE A SIX FLAGS STOCKHOLDER,

THE SIX FLAGS BOARD UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE COMPENSATION ADVISORY

PROPOSAL ON A NON-BINDING ADVISORY BASIS

PROPOSAL 3 — ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Six Flags Board to adjourn the Six Flags Special Meeting, if necessary, to a later date or dates at the determination of the Six Flags Board, including to solicit additional proxies in favor of the Merger Agreement Proposal if there are insufficient votes at the time of the Six Flags Special Meeting to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Six Flags Stockholders.

Six Flags is asking its stockholders to authorize the holder of any proxy solicited by the Six Flags Board to vote in favor of any adjournment to the Six Flags Special Meeting to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal or to ensure that any supplement to this proxy statement/prospectus is timely provided to Six Flags Stockholders.

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Six Flags Common Stock present in person or represented by proxy at the Six Flags Special Meeting and entitled to vote thereon, even if a quorum is not present at the Six Flags Special Meeting. Accordingly, a Six Flags Stockholder’s abstention from voting at the Six Flags Special Meeting will have the same effect as a vote “AGAINST” the Adjournment Proposal. We do not expect brokers to have discretionary voting authority in connection with the Adjournment Proposal and therefore there will not be any broker non-votes.

Recommendation of the Six Flags Board

The Six Flags Board unanimously recommends that Six Flags Stockholders vote “FOR” the Adjournment Proposal.

IF YOU ARE A SIX FLAGS STOCKHOLDER,

THE SIX FLAGS BOARD UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL

THE MERGERS

This section of the proxy statement/prospectus describes the material aspects of the Mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents attached hereto and incorporated by reference into this proxy statement/prospectus, including the full text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Mergers and the transactions related thereto. In addition, important business and financial information about each of Six Flags and Cedar Fair is included in or incorporated by reference into this proxy statement/prospectus and is included in the annexes hereto. Please see the section entitled “Where You Can Find More Information.”

General

Six Flags is seeking the adoption by Six Flags Stockholders of the Merger Agreement that Six Flags entered into on November 2, 2023 with Cedar Fair, CopperSteel and Copper Merger Sub. Under the terms of the Merger Agreement, (i) Copper Merger Sub will merge with and into Cedar Fair with Cedar Fair continuing as the surviving corporation and a direct subsidiary of CopperSteel, (ii) the Cedar Fair Surviving Entity will merge with and into CopperSteel, with CopperSteel continuing as the surviving corporation, and (iii) Six Flags will merge with and into CopperSteel with CopperSteel continuing as the surviving corporation.

Following the completion of the Mergers, at the Closing Effective Time, Six Flags and Cedar Fair will cease to be separate publicly traded companies, as Six Flags and Cedar Fair will each have been merged with and into CopperSteel, with CopperSteel as the parent entity and successor corporation to Six Flags and Cedar Fair. Upon Closing, CopperSteel will be headquartered in Charlotte, North Carolina, and is expected to change its name to “Six Flags Entertainment Corporation” and be listed on NYSE under the ticker symbol “FUN.”

Background of the Mergers

As part of the ongoing review of their respective companies’ businesses, each of the Six Flags Board and the Cedar Fair Board and each of Six Flags and Cedar Fair management, with the assistance of their respective outside advisors, regularly evaluate their respective companies’ historical performance, future growth prospects, competitive performance and overall strategic objectives and consider potential opportunities available to each company. In addition, as part of each company’s ongoing efforts to strengthen its overall business and enhance value for each company’s respective equityholders, each of the Six Flags Board and Cedar Fair Board and each of Six Flags and Cedar Fair management regularly review and evaluate various potential strategic alternatives, partnerships, investments and other strategic transactions and opportunities (including the continuation of each company as a standalone company), and the potential benefits and risks of such transactions in light of economic, regulatory, competitive and other conditions, including the state of the out-of-home entertainment industry, an evolving customer and vendor landscape, financing costs and climate change.

As active participants in the out-of-home entertainment industry, where the parties compete with amusement parks, aquariums, competitive social games, family entertainment centers, museums, water parks, zoos, and numerous other out-of-home entertainment options, Six Flags’ management team was generally familiar with Cedar Fair, its management team and its business. In addition, Selim Bassoul, Chief Executive Officer of Six Flags, and Richard Zimmerman, Chief Executive Officer of Cedar Fair, met on occasion to discuss, among other things, trends in the out-of-home entertainment industry and their respective businesses.

On July 21, 2023, Mr. Zimmerman contacted Mr. Bassoul and requested a meeting to discuss a potential transaction between the two companies.

On August 1, 2023, Mr. Bassoul, Gary Mick, Chief Financial Officer of Six Flags, Mr. Zimmerman and Brian Witherow, Chief Financial Officer of Cedar Fair, met in-person in Dallas, Texas. During the course of this discussion, Mr. Zimmerman stated that the Cedar Fair Board had authorized him to approach Mr. Bassoul to explore a potential combination of Six Flags and Cedar Fair through a stock-for-stock merger of equals, which Cedar Fair believed could result in significant strategic benefits including increased park offerings and investment opportunities, a stronger balance sheet and potential synergies. Mr. Zimmerman also indicated that Cedar Fair was contemplating an “at market” transaction leading to an approximate 50/50 pro forma ownership split between each company’s equityholders, that Mr. Zimmerman would serve as Chief Executive Officer of the combined company and Mr. Bassoul would serve as Non-Executive Chairman of the board of the combined company, and that the board of the combined company would consist of an equal number of designees from both Six Flags and Cedar Fair. Later on August 1, 2023, Mr. Witherow sent Mr. Mick a draft non-disclosure agreement.

Following the meeting, Mr. Bassoul contacted Goldman Sachs and Kirkland & Ellis LLP, which we refer to as “Kirkland,” legal counsel to Six Flags, to assist Six Flags in evaluating the potential transaction outlined by Cedar Fair. Each of Goldman Sachs and Kirkland had previously provided advisory services to Six Flags.

Thereafter on August 1, 2023, Mr. Bassoul called Ben Baldanza, the Non-Executive Chairman of the Six Flags Board, and notified Mr. Baldanza of the meeting between Messrs. Bassoul, Mick, Zimmerman and Witherow.

On August 2, 2023, Messrs. Bassoul, Mick, Baldanza, representatives of Kirkland and representatives of Goldman Sachs discussed the meeting with Cedar Fair. During the discussion, it was determined that a special board meeting should be called to update the Six Flags Board on the meeting and the potential transaction outlined by Cedar Fair and to obtain the Six Flags Board’s feedback with respect to next steps, if any.

On August 8, 2023, the Six Flags Board held a special meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. During the meeting, members of Six Flags senior management informed the Six Flags Board of the meeting with Cedar Fair held on August 1, 2023 and of Cedar Fair’s interest in a potential stock-for-stock merger of equals between the two companies. Representatives of Goldman Sachs provided an overview of the financial profiles of Six Flags and Cedar Fair, highlighting the need to understand the potential strategic benefits of the potential transaction, including expanded park offerings, increased investment opportunities and potential synergies, and the financial profile of the combined company in order to determine whether a potential transaction could improve guest experience and create more value for Six Flags Stockholders than Six Flags remaining a standalone company. Representatives of Goldman Sachs also noted certain topics that would need to be evaluated if the Six Flags Board decided to explore the potential transaction, including preferred structure of the potential transaction in light of debt and tax considerations and the ability of Six Flags and Cedar Fair to effectively achieve any potential synergies. Members of the Six Flags Board and representatives of Goldman Sachs and Kirkland discussed various aspects of the potential transaction, including potential relative ownership levels, time required to conduct fulsome due diligence, synergy analysis and execution and integration considerations. During this discussion, Messrs. Bassoul and Mick indicated their willingness to consider stepping down from their current roles, but continuing with the combined company in positions the Six Flags Board deemed appropriate, if the Six Flags Board determined the potential transaction would provide strategic benefits and maximize value for Six Flags Stockholders. Representatives of Kirkland also discussed with the Six Flags Board certain legal matters, including the importance of confidentiality and certain aspects of public company strategic transactions. Following discussion, the Six Flags Board approved the engagement of Kirkland and Goldman Sachs in connection with the potential transaction and authorized members of Six Flags senior management to move forward in evaluating a potential transaction with Cedar Fair, including by executing a mutual non-disclosure agreement with Cedar Fair to facilitate exchanging information and initiating conversations with Cedar Fair and its advisors regarding the combined company’s financial profile, development of transaction structure alternatives and potential synergies.

On August 11, 2023, following discussion and exchange of drafts, Six Flags and Cedar Fair executed a mutual non-disclosure agreement in regard to the potential transaction, which included a mutual standstill provision covering an 18-month period that permitted either party to make confidential proposals to the other party’s board of directors, with a customary “fall away” provision providing that the standstill obligations would terminate following, among other things, the other party entering into a definitive agreement providing for a change of control and a “don’t ask, don’t waive” provision, which bars the parties from publicly requesting an amendment or waiver of the standstill during the standstill period. In addition, on August 14, 2023, representatives of Weil, Gotshal & Manges LLP, legal counsel to Cedar Fair, which we refer to as “Weil,” sent an initial draft mutual clean team agreement to representatives of Kirkland to facilitate the sharing of certain non-public, competitively sensitive information. Following negotiations and the exchange of revised drafts of the clean team agreement, Six Flags and Cedar Fair executed the clean team agreement on August 30, 2023.

Between August 14, 2023, and September 5, 2023, representatives of Goldman Sachs, Perella Weinberg Partners L.P., financial advisor to Cedar Fair, which we refer to as “Perella Weinberg,” Kirkland and Weil, and members of senior management of Six Flags and Cedar Fair, held a number of meetings to begin to discuss potential synergies and structuring options for the potential transaction.

On August 23, 2023, the Six Flags Board held a regularly-scheduled board meeting in person and by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. At the meeting, representatives of Goldman Sachs provided an update to the Six Flags Board on preliminary discussions with Cedar Fair, noting that Six Flags and Cedar Fair had entered into a mutual non-disclosure agreement and the parties and their respective advisors were engaging in discussions regarding structuring considerations and potential strategic benefits in connection with the potential transaction. Representatives from Kirkland reviewed with the Six Flags directors the fiduciary duties of the Six Flags Board in connection with the potential transaction with Cedar Fair. Members of Six Flags senior management then reviewed with the Six Flags Board certain preliminary prospective financial information for Six Flags, including underlying assumptions and variables. Following discussion, the Six Flags Board determined such preliminary financial information was an appropriate reference point for commencing due diligence and discussions with Cedar Fair and directed members of Six Flags senior management to continue to refine the preliminary financial information. Members of Six Flags senior management then reviewed with the Six Flags Board an initial assessment of potential synergies that could result from the potential transaction, which remained subject to continued review and due diligence. Following discussion, the Six Flags Board expressed its support for continued discussions and information sharing between Six Flags and Cedar Fair.

On August 31, 2023, Mr. Zimmerman called Mr. Bassoul to confirm that representatives of Goldman Sachs, Perella Weinberg, Kirkland and Weil were working together to prepare a confidential virtual data room. During the call, Mr. Zimmerman suggested that the companies’ respective management teams meet on September 21, 2023 to discuss initial findings.

On September 10, 2023, Six Flags and Cedar Fair made available to the other (and its respective advisors) certain due diligence information in confidential virtual data rooms, including the Six Flags preliminary prospective financial information and certain unaudited prospective financial information with respect to Cedar Fair on a standalone basis for the fiscal years 2023 through 2028 prepared by Cedar Fair management (the “Cedar Fair Standalone Projections”).

During the period from September 10, 2023, when the virtual data rooms were opened, through November 2, 2023, the date of the execution of the Merger Agreement, representatives and advisors of Six Flags and Cedar Fair engaged in a mutual business and legal due diligence review, which included a number of discussions between representatives and advisors of each party.

On September 19, 2023, Six Flags and Goldman Sachs entered into an engagement letter formally retaining Goldman Sachs as Six Flags’ financial advisor in connection with the potential transaction with Cedar Fair. Six Flags engaged Goldman Sachs as its financial advisor based on Goldman Sachs’ qualifications, experience and familiarity with Six Flags, its industry and merger of equals transactions. Prior to the engagement of Goldman

Sachs, Goldman Sachs delivered on August 31, 2023 a customary relationship disclosure letter to Six Flags, which did not present any material conflict that would impact the ability of Goldman Sachs to act as a financial advisor to the Six Flags Board.

Between September 21, 2023 and September 23, 2023, members of Six Flags senior management, representatives of Goldman Sachs, members of Cedar Fair senior management and representatives of Perella Weinberg met in-person at Kirkland’s office in Dallas, Texas to discuss the preliminary financial information exchanged between the parties, potential synergies from the potential transaction and the legal structure of the potential transaction, and to begin developing a combined company model. Representatives from Kirkland and Weil also attended the meeting telephonically to discuss the legal structure of the potential transaction.

Between September 23, 2023 and October 10, 2023, members of Six Flags senior management, representatives of Goldman Sachs, members of Cedar Fair senior management and representatives of Perella Weinberg held a number of meetings to continue to analyze and discuss potential synergies and to develop a combined company model.

On September 26, 2023, the Six Flags Board held a special board meeting by video conference, with Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. Members of Six Flags senior management provided an update to the Six Flags Board on the potential transaction with Cedar Fair, including status of the review, and assessment of the achievability, of potential synergies in connection with the potential transaction. Representatives of Kirkland provided an overview of the proposed structure of the potential transaction, noting that a transaction structure that included Cedar Fair Unitholders owning more than 51% of the combined company would minimize debt breakage costs, was intended to generally allow Six Flags Stockholders and certain Cedar Fair Unitholders to receive merger consideration without recognizing gain or loss for U.S. federal income tax purposes and, though it would require a vote of the Six Flags Stockholders, would not require a vote of the Cedar Fair Unitholders. The Six Flags Board discussed the structuring considerations, and representatives of Goldman Sachs noted that, in light of the contemplated 50/50 “at the market” transaction, a pre-Closing dividend could potentially be used to provide Six Flags Stockholders with additional consideration value. The Six Flags Board then discussed the strategic rationale for the potential transaction, including expanded park offerings and investment opportunities, a stronger balance sheet and potential synergies, and other considerations relating to the potential transaction, including the importance of Messrs. Bassoul and Mick remaining at the combined company to drive achievement of such potential synergies. The Six Flags Board also discussed certain risks in connection with the potential transaction. Following discussion, the Six Flags Board expressed its support for Six Flags management and advisors to continue to evaluate the potential transaction.

On September 27, 2023, Mr. Bassoul called Mr. Zimmerman to provide an update on the special meeting held by the Six Flags Board the previous day. Mr. Bassoul informed Mr. Zimmerman that the Six Flags Board authorized him to continue discussions with Cedar Fair regarding the potential transaction and that Six Flags’ advisors would expedite the preparation of the virtual data room.

On October 4, 2023, representatives of Weil sent an initial draft of the merger agreement to representatives of Kirkland. The initial draft proposed, among other things, that (i) Cedar Fair Unitholders would hold at least 51.1% of the combined company, (ii) Mr. Zimmerman would serve as the Chief Executive Officer of the combined company, Mr. Bassoul would serve as the Non-Executive Chairman of the board of the combined company and other officer positions would be mutually agreed by the parties, (iii) the board of the combined company would consist of twelve directors with six designees from each of Six Flags and Cedar Fair, and (iv) Six Flags would be required to pay a termination fee equal to 4% of the implied equity value of Six Flags if the merger agreement was terminated under certain circumstances. The draft merger agreement also included reciprocal non-solicitation and change of recommendation provisions, and a so-called “force the vote” provision requiring Six Flags to hold a stockholder meeting to vote on the potential transaction even if the Six Flags Board changed its recommendation in respect of the transaction following execution of a definitive agreement. From this time until the merger agreement was executed on November 2, 2023, representatives of Kirkland and representatives of Weil exchanged several drafts of the merger agreement and negotiated the terms of the merger agreement, including with respect to governance arrangements, management of the combined company, restrictions on the parties’ ability to solicit or engage with third party bidders, restrictions on the parties’ respective businesses between signing and Closing, the termination fee amount and the circumstances in which the termination fee would be payable by Six Flags.

On October 6, 2023, the Six Flags Board held a special board meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. Members of Six Flags senior management presented to the Six Flags Board a summary of preliminary financial projections with respect to Six Flags on a standalone basis for the fiscal years 2023 through 2028 (the “Six Flags Standalone Projections”). The Six Flags Board approved the Six Flags Standalone Projections and directed that the Six Flags Standalone Projections be provided to Cedar Fair for combined company modeling and to Goldman Sachs for use in its valuation analysis. Members of Six Flags senior management and representatives of Goldman Sachs then provided an update on discussions with Cedar Fair, noting that management teams from both companies continued to make progress on developing the combined company plan, identifying and validating potential synergies and conducting due diligence review. Members of Six Flags senior management and representatives of Goldman Sachs then discussed with the Six Flags Board the strategic rationale for, and potential risks of, the potential transaction with Cedar Fair. Among other benefits, members of the Six Flags Board noted that the potential transaction would increase geographical diversity for the combined company, thereby minimizing exposure to regional weather trends, enable cost reductions and create a company with a stronger balance sheet. Members of Six Flags senior management and the Six Flags Board further discussed potential cost and revenue uplift of the potential transaction and the likelihood and timeline for achievement of such synergies. Representatives of Kirkland provided an overview to the Six Flags Board of the preliminary issues raised by the draft of the merger agreement received from representatives of Weil on October 4, 2023. Representatives of Goldman Sachs reviewed and discussed with the Six Flags Board various third parties that participate in the out-of-home entertainment industry and their respective potential levels of interest in and ability to pursue an alternative transaction with Six Flags or Cedar Fair.

On October 13, 2023, Messrs. Zimmerman, Bassoul, Baldanza and Daniel Hanrahan, Chairman of the Cedar Fair Board, met to discuss achievability of potential synergies in connection with the potential transaction and the potential roles that Messrs. Bassoul, Zimmerman and Mick would have in integration planning and execution.

Also on October 13, 2023, the Six Flags Board held a special board meeting via video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. The Six Flags Board discussed with representatives of Kirkland the key terms of the draft merger agreement received from Weil on October 4, 2023, including the form of consideration, closing conditions, social and governance terms, including management of the combined company and the proposal that the board of the combined company would consist of six designees from each of Six Flags and Cedar Fair, deal protection provisions and treatment of equity awards. Representatives of Kirkland explained that the draft merger agreement contemplated that Cedar Fair Unitholders would hold over 51% of the combined company because such ownership structure had a number of favorable benefits for the potential transaction, including avoiding significant debt breakage costs in connection with the potential transaction, generally allowing Six Flags Stockholders and certain Cedar Fair Unitholders to receive merger consideration without recognizing gain or loss for U.S. federal income tax purposes, and discussed with the Six Flags Board the inclusion in the merger agreement of a pre-Closing special dividend to Six Flags Stockholders in order to effectively equalize the consideration value to 50% for each company’s equityholders. Additionally, the proposed ownership structure would not require a vote of Cedar Fair Unitholders. Members of the Six Flags Board discussed the terms of the draft merger agreement, including Cedar Fair’s proposal that Mr. Bassoul serve as Non-Executive Chairman of the board of the combined company and Mr. Zimmerman serve as Chief Executive Officer of the combined company. Members of the Six Flags Board expressed their view that it would be important for Mr. Bassoul and Mr. Mick to have key roles at the combined company in order to help drive integration efforts, culture alignment and synergy achievement, and therefore that Mr. Bassoul should be the Executive Chairman, rather than the Non-Executive Chairman, of the combined company, and Mr. Mick should be Chief Integration Officer of the combined company. During this discussion, both Messrs. Bassoul and Mick reiterated their willingness to consider stepping down from their current roles but continuing with the combined company in positions the Six Flags Board deemed appropriate if the Six Flags Board determined to proceed with the potential transaction. Members of the Six Flags Board also discussed the composition of the committees of the board of combined company. Representatives of Goldman Sachs then provided an update on other aspects of the transaction, including the due diligence process and synergies analysis, and provided an overview of refinancing considerations in connection with the potential transaction. Following discussion, the Six Flags Board expressed its support for Six Flags management and advisors to continue to evaluate the potential transaction.

On October 15, 2023, representatives of Kirkland sent representatives of Weil a revised draft of the merger agreement. The revised draft accepted that Cedar Fair Unitholders would hold at least 51.1% of the combined company but proposed that the Six Flags Board would declare a special cash dividend prior to the closing of the potential transaction, payable to Six Flags Stockholders following the closing of the potential transaction. The revised draft also proposed, among other things, that (i) Mr. Bassoul would be the Executive Chairman of the board of the combined company, (ii) Mr. Witherow would be the Chief Financial Officer of the combined company, (iii) Mr. Mick would be the Chief Integration Officer of the combined company, committees of the board of the combined company would consist of an equal number of Six Flags and Cedar Fair designees, and that the chair of the audit committee of the combined company would be designated by Cedar Fair, while the chair of the nominating and governance and compensation committees of the combined company would be designated by Six Flags, (iv) the termination fee payable in certain circumstances by Six Flags would equal 3% of the implied equity value of Six Flags, (v) Cedar Fair would be prohibited from soliciting or entertaining competing proposals, without exception for potential superior proposals, and (vi) the Cedar Fair Board would not be able to change its recommendation in favor of the transaction, given there would be no vote of the Cedar Fair Unitholders.

On October 17, 2023, representatives of Weil sent an initial draft of the voting and support agreement with H Partners, to representatives of Kirkland. Between October 18, 2023 and November 1, 2023, Sullivan and Cromwell LLP, which we refer to as “S&C”, counsel to H Partners, Six Flags’ largest stockholder, Kirkland and Weil exchanged drafts of the voting and support agreement, which was finalized on November 1, 2023 and executed on November 2, 2023.

On October 19, 2023, representatives of Weil sent representatives of Kirkland a revised draft of the merger agreement, which proposed, among other things, that Mr. Bassoul would be the Non-Executive Chairman of the board of the combined company, Mr. Mick would serve in an to-be-determined integration role at the combined company, the termination fee would equal 3.75% of the implied equity value of Six Flags, Cedar Fair would be able to solicit and entertain competing proposals, and the Cedar Fair Board would be able to change its recommendation in favor of the transaction, under certain circumstances. The revised draft also deleted Six Flags’ proposal with respect to the composition of the committees of the board of the combined company.

On October 20, 2023, the Six Flags Board held a special board meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. Members of Six Flags senior management discussed with the Six Flags Board the potential strategic benefits that could result from the potential transaction, including that the potential transaction would create (i) a combined company with expanded and diversified experiences for guests, (ii) a stronger balance sheet enabling increased investment and improved guest experiences, (iii) a larger geographical footprint, which would mitigate weather-related seasonality, and (iv) the opportunity to achieve synergies, which Six Flags and Cedar Fair management estimated could reach or exceed $200 million annually by 2027, and the ability of the combined company to achieve such strategic benefits. Members of the Six Flags Board also discussed potential risks, including execution and integration risks, in connection with the potential transaction. Representatives from Kirkland and the Six Flags Board discussed the remaining open points in the draft merger agreement, which were primarily social and governance issues, including the roles Messrs. Bassoul and Mick would have at the combined company, in addition to open points regarding the size of the termination fee, ultimate control over regulatory decision-making in the event of a disagreement between the parties, and the ability of Cedar Fair to solicit and entertain competing proposals, and of the Cedar Fair Board to change its recommendation in favor of the transaction, under certain circumstances. During the discussion, the Six Flags Board reiterated its view that it was important for Mr. Bassoul to be the Executive Chairman of the board of the combined company and Mr. Mick to be the Chief Integration Officer of the combined company in order to help drive integration efforts, culture alignment and synergy achievement. The Six Flags Board directed Mr. Bassoul to convey this position, along with the Six Flags Board’s positions on the other open terms of the merger agreement, to Messrs. Zimmerman and Hanrahan during a conversation planned for October 22, 2023.

On October 21, 2023, Messrs. Zimmerman and Bassoul had a call where they discussed general status and updates regarding the transaction, and aspects of Mr. Bassoul’s position as Chairman or Executive Chairman of the board of the combined company, including the responsibilities and duties thereof and that, although the position would require business time in the United States, Mr. Bassoul’s primary residence would be in Dubai after the Closing.

On October 22, 2023, Mr. Bassoul met with Messrs. Zimmerman and Hanrahan at the Dallas-Fort Worth airport to discuss their vision for the combined company, the open terms in the merger agreement, including whether the Chairman role would be an executive or non-executive position and the potential name of the combined company, and the companies’ respective cultures and values.

On October 23, 2023, Mr. Bassoul, Mr. Zimmerman and representatives of Kirkland and Weil held a call to discuss the open points in the draft merger agreement. Following discussion, Messrs. Bassoul and Zimmerman agreed upon a number of open points in the draft merger agreement, including that (i) Mr. Bassoul would be the Executive Chairman of the board of the combined company and Mr. Mick would serve a primary integration role at the combined company, (ii) committees of the board of the combined company would consist of an equal number of Six Flags and Cedar Fair designees, and that the chair of the audit committee of the combined company would be designated by Cedar Fair while the chair of the nominating and governance and compensation committees of the combined company would be designated by Six Flags, (iii) Cedar Fair would appoint a lead independent director of the board of the combined company, (iv) Six Flags would be required to pay a termination fee equal to 3.75% of the implied equity value of Six Flags if the merger agreement was terminated under certain circumstances, (v) Cedar Fair would not be able to solicit or entertain competing proposals, and the Cedar Fair Board would not be able to change its recommendation in favor of the transaction and (vi) that Messrs. Bassoul and Zimmerman would jointly resolve any disagreement with respect to regulatory decision-making between the parties.

Also on October 23, 2023, acting at the direction of the Six Flags Board and Cedar Fair, respectively, representatives of Goldman Sachs and Perella Weinberg held a call to discuss pro forma ownership of Six Flags and Cedar Fair equityholders in the combined company, the appropriate exchange ratios for converting Cedar Fair Units and Six Flags Common Stock into shares of common stock of the combined company and the amount of the special dividend that would be required to equalize the consideration value to 50% for each company’s equityholders in the transaction. Consistent with the Six Flags Board’s directives to Goldman Sachs, representatives of Goldman Sachs and Perella Weinberg discussed a pro forma ownership split that would result in Cedar Fair Unitholders owning 51.2% of the combined company and Six Flags Stockholders holding 48.8% of the combined company, along with a special dividend for Six Flags Stockholders prior to the closing of the potential transaction, which special dividend would consist of (i) $1 per share to achieve the intended economics of the transaction and (ii) an additional amount per share to reflect the per unit amount of any quarterly distributions declared or paid by Cedar Fair with respect to Cedar Fair Units with a record date between signing and closing of the potential transaction, and agreed to continue discussing the exchange ratios.

On October 24, 2023, the Cedar Fair Board held a regularly scheduled board meeting at the Dallas-Fort Worth airport to discuss the potential transaction. Messrs. Bassoul and Mick attended a portion of the meeting, during which they discussed their vision for the combined company with the Cedar Fair Board.

Also on October 24, 2023, representatives of Kirkland sent representatives of Weil a revised draft merger agreement reflecting the parties’ agreement on the terms discussed between Messrs. Bassoul and Zimmerman the previous day, along with initial drafts of the certificate of incorporation and bylaws for the combined company.

On October 25, 2023, members of Six Flags management held a legal due diligence call by video conference with questions led by representatives of Weil and attendance by Kirkland and Cedar Fair. Additionally, on October 25, 2023, members of Cedar Fair management held a legal due diligence call by video conference with questions led by representatives of Kirkland and attendance by Weil and Six Flags.

Between October 25, 2023 and October 31, 2023, representatives of Goldman Sachs, Perella Weinberg, Kirkland and Weil continued discussing the exchange ratios.

On October 26, 2023, the Six Flags Board held a special board meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. Representatives of Kirkland updated the Six Flags Board on the proposed terms of the potential transaction, including social and governance terms, deal protection provisions and regulatory efforts provisions. Representatives of Kirkland noted that the draft merger agreement provided that the common stock of the combined company would be owned 51.2% by former Cedar Fair Unitholders and 48.8% by former Six Flags Stockholders, with a special dividend to be paid to Six Flags Stockholders prior to the Closing, which special dividend would equal (i) $1 per share to equalize consideration value to 50% for each company’s equityholders plus (ii) an additional per share amount reflecting the per unit amount of any quarterly distributions declared or paid by Cedar Fair with respect to Cedar Fair Units with a record date between signing and closing of the potential transaction. Representatives of Kirkland also discussed with the Six Flags Board certain regulatory considerations in connection with the potential transaction and the anticipated timeline between signing and Closing. Representatives of Goldman Sachs reviewed its preliminary financial analyses with the Six Flags Board, including a review of the Six Flags Standalone Projections, the Cedar Fair Standalone Projections and the progress made on developing the combined company model which would take into account potential synergies in connection with the potential transaction.

Between October 26, 2023 and November 1, 2023, representatives of Weil and representatives of Kirkland exchanged multiple revised drafts of the merger agreement, disclosure schedules and organizational documents for the combined company, including descriptions for certain roles at the combined company, including the Executive Chairman and lead independent director roles. During this time, key open points included whether the combined company would have a classified board and whether the governance documents of the combined company would provide that any merger of the combined company would require a supermajority stockholder approval, each consistent with Cedar Fair’s organizational documents.

On October 29, 2023, the Six Flags Board held a special board meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. During the meeting, representatives of Kirkland reviewed with Six Flags directors the fiduciary duties of the Six Flags Board in connection with the potential transaction with Cedar Fair. Representatives of Kirkland described to the Six Flags Board the key terms of the draft merger agreement, including pro forma ownership, the terms of the special dividend, treatment of equity awards, social and governance issues, including the organizational documents of the combined company and the roles of certain Six Flags management members in the combined company, closing conditions, regulatory efforts provisions and non-solicitation and deal protection provisions, including the termination fee (equal to 3.75% of Six Flags’ equity value) payable by Six Flags under certain circumstances. Representatives of Kirkland and Goldman Sachs discussed with the Six Flags Board other considerations and risks in connection with the potential transaction, including regulatory and financing considerations, execution risks and the open points regarding the governance of the combined company and relevant considerations. Following discussion regarding the merits and risks of including a classified board at the combined company, the Six Flags Board expressed willingness to consider Cedar Fair’s request to include a classified board at the combined company, consistent with Cedar Fair’s current board structure. Members of Six

Flags senior management and representatives of Kirkland described refinancing plans in connection with the potential transaction and provided an overview to the Six Flags Board of the legal, financial, tax and accounting diligence conducted in connection with the potential transaction. Following these discussions, at the invitation of the Six Flags Board, Messrs. Zimmerman and Witherow joined the meeting to discuss their vision for the combined company with the Six Flags Board.

On October 31, 2023, at the direction of Six Flags and Cedar Fair, representatives of Goldman Sachs, Perella Weinberg, Kirkland and Weil met telephonically to discuss the exchange ratio and certain related provisions of the draft merger agreement. Subsequently that day, the parties agreed on an exchange ratio of 0.5800 shares of the combined company per share of Six Flags Common Stock.

Also on October 31, 2023, the Six Flags Board, excluding Mr. Bassoul, held a special board meeting by video conference to discuss the treatment of Messrs. Bassoul’s and Mick’s equity awards and post-Closing compensation packages in light of the fact that both had expressed willingness to step down from their current roles and continue with the combined company in positions deemed appropriate by the Six Flags Board. During the meeting, the chair of the compensation committee of the Six Flags Board provided a summary to the Six Flags Board of the recommendation of the compensation committee regarding the treatment of the equity awards of Messrs. Bassoul and Mick in connection with the potential transaction and the compensation packages for Messrs. Bassoul and Mick in their respective roles of Executive Chairman and Chief Integration Officer of the combined company. Following discussion, the Six Flags Board approved the proposal recommended by the compensation committee of the Six Flags Board.

On November 1, 2023, the Six Flags Board held a special board meeting by video conference, with members of Six Flags senior management and representatives of Kirkland and Goldman Sachs in attendance. Representatives from Kirkland updated the Six Flags Board regarding the finalized terms of the proposed merger agreement, including the terms of the certificate of incorporation and bylaws of the combined company. Representatives of Goldman Sachs then reviewed its financial analysis of the potential transaction and delivered to the Six Flags Board an oral opinion, which was confirmed by delivery of a written opinion, dated November 2, 2023, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, and taking into account the Cedar Fair Mergers, the Six Flags Aggregate Consideration to be paid to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders. Following discussion, including as to the matters described below in the section entitled “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Merger”, the Six Flags Board unanimously (i) determined that the merger agreement and the Six Flags Merger were advisable and fair to, and in the best interests of, Six Flags and the Six Flags Stockholders, (ii) approved (A) the form, terms and conditions of the merger agreement, (B) the execution, delivery and performance by the Six Flags thereof and (C) subject to the adoption of the merger agreement at the Six Flags Special Meeting, the consummation of the transactions contemplated by the merger agreement, including the Six Flags Merger and the declaration of the Special Dividend, (iii) resolved to recommend that the Six Flags Stockholders adopt the merger agreement on the terms and subject to the conditions set forth in the merger agreement and (iv) directed that the adoption of the merger agreement be submitted to the Six Flags Stockholders at the Six Flags special meeting.

On November 2, 2023, Six Flags and Cedar Fair executed the Merger Agreement. Six Flags and Cedar Fair then issued a joint press release announcing the parties’ entry into the Merger Agreement and held a joint investor call.

The Six Flags Special Meeting of Stockholders

Six Flags has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Six Flags to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Merger Agreement Proposal by Six Flags Stockholders, to be held as promptly as practicable after the clearance of this proxy statement/prospectus by the SEC and a registration statement, of which this proxy statement/prospectus forms a part, being declared effective by the SEC. Unless there has been a Six Flags Recommendation Change in accordance with the Merger Agreement, the Six Flags Board must recommend that the Six Flags Stockholders vote in favor of the Merger Agreement Proposal and this proxy statement/prospectus is required to include such recommendation of the Six Flags Board. Pursuant to the Merger Agreement, a “Six Flags Recommendation Change” refers to actions of the Six Flags Board to (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify or fail to make, in each case in a manner adverse to Cedar Fair, the recommendation by the Six Flags Board or such committee of the Six Flags Merger or the Merger Agreement and/or (ii) approve or recommend, or propose publicly to approve or recommend, any Six Flags Alternative Transaction.

Six Flags may only postpone or adjourn the Six Flags Special Meeting (i) to solicit additional proxies for the purpose of obtaining the required Six Flags Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Six Flags has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Six Flags Stockholders prior to the Six Flags Special Meeting. Notwithstanding the foregoing, Six Flags shall postpone or adjourn the Six Flags Special Meeting up to two times for up to 30 days each time upon the mutual decision of Six Flags and Cedar Fair, each acting reasonably.

What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments

Six Flags Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Eligible Share outstanding immediately prior to the Closing Effective Time will be converted automatically into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger Agreement. Six Flags Stockholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Six Flags Stockholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

Cedar Fair Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Cedar Fair Unit issued and outstanding immediately prior to the Cedar Fair First Merger Effective Time (excluding (a) units held in the treasury of Cedar Fair or owned by the Cedar Fair General Partner and (b) any Cedar Fair Restricted Units) will be converted into the right to receive one (1) share of CopperSteel Common Stock, as may be adjusted subject to the terms and conditions set forth in the Merger Agreement. Cedar Fair Unitholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Cedar Fair Unitholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

The Merger Agreement contains provisions that, in the event the outstanding Cedar Fair Units or shares of Six Flags Common Stock are, prior to the Closing, changed into a different number of units or shares, as applicable, by reason of any reclassification, recapitalization, split-up, combination, exchange of units or shares, dividend payable in stock or other securities or other similar transaction, the Cedar Fair Merger Consideration or the Six Flags Merger Consideration and the Cedar Fair Exchange Ratio or Six Flags Exchange Ratio or the amount of the Special Dividend will be adjusted to provide the holders of Cedar Fair Units, Six Flags Common Stock, Cedar Fair Equity Awards and Six Flags Equity Awards the same economic effect contemplated by the Merger Agreement prior to any such transaction, and in any event to ensure that the Cedar Fair Merger Consideration amounts to the aggregate number of shares of CopperSteel Common Stock representing at least 51.01% of the voting power of all issued and outstanding shares of CopperSteel Common Stock immediately following the Closing Effective Time.

The high and low trading prices for the Six Flags Common Stock as of November 2, 2023, the last trading day immediately before the public announcement of the Mergers, were $22.70 and $20.62, respectively. The high and low trading prices for the Cedar Fair Units as of November 2, 2023, the last trading day immediately before the public announcement of the merger, were $38.22 and $34.53, respectively. We urge you to obtain current market quotations before voting your shares.

Interests of Certain Six Flags Directors and Executive Officers in the Mergers

In considering the recommendation of the Six Flags Board with respect to the Merger Agreement, Six Flags Stockholders should be aware that, aside from their interests as Six Flags Stockholders, Six Flags’ directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Six Flags Stockholders generally, including, but not limited to, the treatment of outstanding Six Flags Equity Awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination of employment in connection with the Mergers, eligibility, in the case of Mr. Bassoul, for a cash transaction bonus, eligibility for payment of an annual bonus in respect of 2023 and (depending on the timing of Closing) eligibility for payment of a pro-rated annual bonus in respect of 2024, and rights to ongoing indemnification and insurance coverage. The Six Flags Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Mergers and in recommending the approval of the Merger Agreement Proposal.

Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers

With respect to Six Flags RSU Awards and Six Flags PSU Awards held by Messrs. Bassoul and Mick, the only two executive officers of Six Flags, the treatment of Six Flags RSU Awards and Six Flags PSU Awards described in the section entitled “The Merger Agreement — Treatment of Six Flags Equity Awards in the Mergers” will not apply, and Messrs. Bassoul and Mick’s Six Flags RSU Awards and Six Flags PSU Awards will be treated as follows at the Closing Effective Time (except as otherwise described below in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — 280G Mitigation”):

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Each Six Flags RSU Award held by Messrs. Bassoul and Mick, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time will be automatically converted into a number of fully vested shares of CopperSteel Common Stock based on the Six Flags Exchange Ratio, less applicable taxes required to be withheld with respect thereto. All such converted Six Flags RSU Awards will be eligible for payment of all amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Six Flags RSU Awards that are accrued or credited and unpaid as of the Closing Effective Time, including the Special Dividend, which Special Dividend will be payable as of the close of business one business day prior to the Closing Date.

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A portion of the Six Flags PSU Awards held by each of Messrs. Bassoul and Mick, whether vested or unvested, that are outstanding immediately prior to the Closing Effective Time (in the case of Mr. Bassoul – 300,000 Six Flags PSU Awards; in the case of Mr. Mick – 67,216 Six Flags PSU Awards) will be automatically converted into a number of fully vested shares of CopperSteel Common Stock based on the Six Flags Exchange Ratio, less applicable taxes required to be withheld with respect thereto. All such converted Six Flags PSU Awards will be eligible for payment of all amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Six Flags PSU Awards that are accrued or credited and unpaid as of the Closing Effective Time, including the Special Dividend, which Special Dividend will be payable as of the close of business one business day prior to the Closing Date. Mr. Bassoul will agree not to sell the shares of CopperSteel Common Stock received in respect of such converted Six Flags PSU Awards until the conclusion of his Executive Chairman term with CopperSteel. For additional information regarding Messrs. Bassoul’s and Mick’s employment arrangements with CopperSteel, see the section below entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers.”

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The remaining portion of the Six Flags PSU Awards held by each of Messrs. Bassoul and Mick that are not converted into fully vested shares of CopperSteel Common Stock as described above, whether vested or unvested, that are outstanding immediately prior to the Closing Effective Time will be automatically converted into a CopperSteel PSU Award based on the Six Flags Exchange Ratio. The CopperSteel PSU Awards will remain outstanding and subject to the same terms and conditions (including forfeiture terms and terms relating to dividend or dividend equivalent rights) as applied to the corresponding Six Flags PSU Awards immediately prior to the Closing Effective Time, except that as of the Closing Effective Time, certain terms applicable thereto (including the vesting terms) will be modified to reflect the terms agreed in connection with the Merger Agreement, such that: (i) such CopperSteel PSU Awards will be eligible to vest between 50% (threshold) and 200% (maximum) based on achievement of CopperSteel Adjusted EBITDA (as defined in the section entitled “The Mergers – Certain Combined Company Unaudtited Prospective Financial Information”) during any consecutive four quarters within the first full eight fiscal quarters following the Closing Effective Time (corresponding to vesting of 225,000 CopperSteel PSU Awards for Mr. Bassoul and 44,301 CopperSteel PSU Awards for Mr. Mick in the case of threshold levels of performance, 450,000 CopperSteel PSU Awards for Mr. Bassoul and 88,602 CopperSteel PSU Awards for Mr. Mick in the case of target levels of performance, and 900,000 CopperSteel PSU Awards for Mr. Bassoul and 177,204 CopperSteel PSU Awards for Mr. Mick in the case of maximum levels of performance), and (ii) upon (A) a termination of Messrs. Bassoul’s or Mick’s employment within the first full eight fiscal quarters following the Closing Effective Time by CopperSteel without “Cause,” by the executive for “Good Reason” or by reason of death or disability (with “Cause” and “Good Reason” as defined generally consistent with the definitions set forth in Messrs. Bassoul and Mick’s existing employment agreements with Six Flags), or (B) a change in control of CopperSteel prior to the second anniversary of the Closing Effective Time, all such CopperSteel PSU Awards will vest at the greater of target and actual levels of performance (with actual performance determined at the end of the full eight fiscal quarter period, unless the maximum number of shares vest by virtue of achieving the maximum CopperSteel Adjusted EBITDA level prior to the end of the eight fiscal quarter period). Such CopperSteel PSU Awards will be eligible for payment of all amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Six Flags PSU Awards that are accrued or credited and unpaid as of the Closing Effective Time, including the Special Dividend, which Special Dividend will be paid on the terms set forth in the Merger Agreement (with payment of any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Six Flags PSU Awards that are accrued or credited following the Closing Effective Time to be as set forth in the applicable award agreement governing such CopperSteel PSU Awards). For additional information regarding Messrs. Bassoul and Mick’s employment arrangements with CopperSteel, see the section below entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers.”

The table below sets forth (i) the number of Six Flags RSU Awards held by Messrs. Bassoul and Mick that are unvested as of January 17, 2024, (ii) the number of Six Flags PSU Awards held by Messrs. Bassoul and Mick that will vest at the Closing Effective Time pursuant to the Merger Agreement and (iii) the estimated value of those awards (on a pre-tax basis). Such amounts have been calculated assuming a price per share of Six Flags Common Stock of $23.47, which is equal to the average closing price per share of Six Flags Common Stock over the first five business days following the announcement of the Merger Agreement on November 2, 2023. The actual value realized with respect to any Six Flags RSU Awards and Six Flags PSU Awards cannot be determined with any certainty until such Six Flags Equity Awards are settled.

	Number of Unvested Shares Subject to Six Flags RSU Awards (#)	Number of Unvested Shares Subject to Six Flags PSU Awards (#)	Total ($)
Six Flags Executive Officer
Selim Bassoul	246,426	300,000	$12,824,618.22
Gary Mick	33,424	67,216	$2,362,020.80

See the section below entitled “The Mergers— Quantification of Potential Payments and Benefits to Six Flags’ Named Executive Officers in Connection with the Mergers” in this proxy statement/prospectus for an estimate of the amounts that would become payable to each Six Flags named executive officer in respect of their unvested Six Flags Equity Awards. See also the section below entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — 280G Mitigation” for a description of certain actions taken in respect of Messrs. Bassoul and Mick’s Six Flags RSU Awards and Six Flags PSU Awards.

Treatment of Six Flags Deferred Share Unit Awards and Six Flags Restricted Shares Held by Six Flags Non-Employee Directors

Pursuant to the Merger Agreement, each Six Flags Deferred Share Unit Award held by Six Flags non-employee directors, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time will fully vest and be converted at the Closing Effective Time into a number of shares of fully vested CopperSteel Common Stock based on the Six Flags Exchange Ratio. All Six Flags Deferred Share Unit Awards and Six Flags Restricted Shares held by Six Flags non-employee directors will be eligible for payment of the Special Dividend. Pursuant to the Merger Agreement, each Six Flags Restricted Share held by Six Flags non-employee directors will fully vest (or will be amended so that they vest) at the Closing Effective Time, subject to the applicable non-employee director’s continued service on the Six Flags Board through the Closing Effective Time.

The table below sets forth (i) the Six Flags Restricted Shares and/or Six Flags Deferred Share Unit Awards held by each Six Flags non-employee director that are unvested as of January 17, 2024; and (ii) the estimated value of those awards (on a pre-tax basis). Such amounts have been calculated assuming a price per share of Six Flags Common Stock of $23.47, which is equal to the average closing price per share of Six Flags Common Stock over the first five business days following the announcement of the Mergers on November 2, 2023. The actual value realized with respect to any Six Flags Restricted Shares and/or Six Flags Deferred Share Unit Awards cannot be determined with any certainty until such Six Flags Equity Awards are settled. Mr. Ruchim does not hold any Six Flags Restricted Shares or Six Flags Deferred Share Unit Awards as he previously advised the Six Flags Board that he did not wish to receive any director fees because his interests were already highly aligned with Six Flags’ Stockholders due to his position with H Partners, LP, a significant stockholder of Six Flags Common Stock which owned approximately 13.64% of the outstanding Six Flags Common Stock as of the date of the Merger Agreement.

	Number of Unvested Shares Subject to Six Flags Restricted Shares (#)	Number of Unvested Shares Subject to Six Flags Deferred Share Unit Awards (#)	Total ($)
Six Flags Non-Employee Directors
Ben Baldanza	7,499	5,353	301,636
Esi Eggleston Bracey	7,499	5,965	316,000
Chieh Huang	7,499	—	176,002
Enrique Ramirez	7,499	—	176,002
Arik Ruchim	—	—	—
Marilyn Spiegel	9,539	—	223,880

Agreements with Six Flags Executive Officers

Messrs. Bassoul and Mick are currently employed pursuant to written employment agreements with Six Flags effective as of November 14, 2021 and May 31, 2022, respectively. Pursuant to the Merger Agreement, prior to the Closing Effective Time, Messrs. Bassoul and Mick will each enter into an amended and restated employment agreement with CopperSteel, to serve as Executive Chairman of CopperSteel (in the case of Mr. Bassoul) and Chief Integration Officer (in the case of Mr. Mick), in each case, that will be effective as of the Closing Effective Time and are expected to provide for the following (except as otherwise described in the section below entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — 280G Mitigation”):

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Mr. Bassoul — (i) treatment of Mr. Bassoul’s Six Flags RSU Awards and Six Flags PSU Awards as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers”; (ii) payment of a cash transaction bonus of $3,000,000 at the Closing Effective Time, less taxes required to be withheld with respect thereto, provided that Mr. Bassoul’s employment is not terminated for “Cause” and Mr. Bassoul does not resign without “Good Reason” (in each case, as defined in Mr. Bassoul’s existing employment agreement with Six Flags) prior to the Closing Effective Time; (iii) upon any termination of Mr. Bassoul’s employment on or following the Closing Effective Time, subject to execution and non-revocation of a release of claims, severance payments and benefits under his existing Six Flags employment agreement will be paid in a lump sum within 30 days following such termination of employment, less applicable taxes required to be withheld with respect thereto, consisting of: (A) a cash payment equal to two times the sum of Mr. Bassoul’s base salary and target annual bonus; (B) any unpaid annual bonus for the year prior to the year of termination; (C) a pro-rata annual bonus for the year in which termination occurs, based on actual performance; and (D) a cash payment equal to the cost of participation in Six Flags’ health plans at the active employee rate for

24 months; and (iv) compensation in respect of Mr. Bassoul’s employment as Executive Chairman of CopperSteel will be governed by such new employment agreement with CopperSteel, with Mr. Bassoul’s base salary and annual bonus opportunity to each be no less than Mr. Bassoul’s base salary and annual bonus opportunity under his existing employment agreement with Six Flags.

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Mr. Mick — (i) Treatment of Mr. Mick’s Six Flags RSU Awards and Six Flags PSU Awards as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers”; (ii) upon any termination of Mr. Mick’s employment on or following the Closing Effective Time, subject to execution and non-revocation of a release of claims, severance payments and benefits under his existing Six Flags employment agreement will be paid in a lump sum within 30 days following such termination of employment, less applicable taxes required to be withheld with respect thereto, consisting of: (A) a cash payment equal to two times the sum of Mr. Mick’s base salary and target annual bonus; (B) any unpaid annual bonus for the year prior to the year of termination; (C) a pro-rata annual bonus for the year in which termination occurs, based on actual performance; (D) a cash payment equal to the cost of participation in Six Flags’ health plans at the active employee rate for three months; and (E) a cash payment equal to $10,000 for executive outplacement services; and (iii) compensation in respect of Mr. Mick’s employment in a transition role at CopperSteel will be governed by such new employment agreement with CopperSteel, with Mr. Mick’s base salary and annual bonus opportunity to each be no less than Mr. Mick’s base salary and annual bonus opportunity under his existing employment agreement with Six Flags.

Under their existing employment agreements with Six Flags, Messrs. Bassoul and Mick are each expected to remain subject to restrictions relating to the use of confidential information, competing against Six Flags and soliciting customers or employees of Six Flags, and non-disparagement.

280G Mitigation

In order to mitigate the possible impact of Sections 280G and 4999 of the Code on Messrs. Bassoul and Mick and the Company, in connection with the Mergers, the Six Flags Board approved the following, effective as of December 20, 2023:

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For Mr. Bassoul, payment of 50% (i.e., $1,500,000) of the transaction bonus that would have otherwise been payable at the Closing Effective Time (as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers”) in the form of Six Flags Restricted Shares, less applicable taxes required to be withheld with respect thereto, which Six Flags Restricted Shares shall vest in full at the Closing Effective Time subject to Mr. Bassoul’s continued employment with Six Flags or its affiliates through the Closing Effective Time, or in the event Mr. Bassoul’s employment with Six Flags or its affiliates is terminated prior to the Closing Effective Time other than for Cause or Mr. Bassoul resigns with Good Reason (in each case, as defined in Mr. Bassoul’s existing employment agreement).

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For Messrs. Bassoul and Mick, payment of an amount in cash equal to each executive officer’s target annual bonus under Six Flags’ annual bonus program (Mr. Bassoul – $2,325,000; Mr. Mick – $612,000), less applicable taxes required to be withheld with respect thereto.

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For Messrs. Bassoul and Mick, conversion of certain outstanding Six Flags RSU Awards and Six Flags PSU Awards that would have otherwise vested at the Closing Effective Time pursuant to the Merger Agreement into Six Flags Restricted Shares, which Six Flags Restricted Shares shall be subject to forfeiture if the vesting conditions applicable to the original Six Flags RSU Awards and/or Six Flags PSU Awards are not satisfied (including, if the Closing Effective Time does not occur, the performance-based vesting conditions applicable to the Six Flags PSU Awards), and Mr. Bassoul has agreed not to sell the Six Flags Restricted Shares received in respect of his converted Six Flags PSU Awards until the conclusion of his Executive Chairman term with CopperSteel. For clarity, no Six

Flags Restricted Shares will be issued to Messrs. Bassoul or Mick in respect of any Six Flags PSU Awards that will be converted to CopperSteel PSU Awards at the Closing Effective Time (as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers”).

Six Flags 2023 and 2024 Annual Bonuses

Pursuant to the Merger Agreement, Messrs. Bassoul and Mick are each entitled to receive payment in respect of their 2023 annual bonuses at the greater of target and actual levels of performance (calculated in accordance with the applicable Six Flags bonus program), to be paid at the time annual bonuses are ordinarily paid. For details regarding the payment of such 2023 annual bonuses, see the section above entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — 280G Mitigation”.

Pursuant to the Merger Agreement, Six Flags may adopt and administer annual bonus, commission and incentive plans, and may establish annual incentive targets and performance goals pursuant to its annual bonus, commission and incentive plans in the ordinary course, in respect of the fiscal year ending December 31, 2024 (subject to the terms of the Merger Agreement) if the Closing Effective Time has not occurred by the time such targets and goals would be established in the ordinary course of business. In connection with the foregoing, Six Flags may pay a pro-rata portion of unpaid annual cash bonus and incentive amounts, including to the executive officers, at the greater of actual and target performance, in respect of the portion of fiscal year 2024 that has elapsed as of the Closing Date.

Indemnification of Six Flags Directors and Officers in the Mergers

The Merger Agreement requires CopperSteel to indemnify and hold harmless each individual who is as of the date of the Merger Agreement or becomes prior to the Closing Effective Time, a director or officer of Cedar Fair, the Cedar Fair General Partner or Six Flags and any of their respective subsidiaries, and each person who was serving as a director, officer of another person at the request of Cedar Fair or Six Flags and any of their respective subsidiaries, each referred to as an “Indemnified Party”, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby)) arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Cedar Fair or the Cedar Fair General Partner or Six Flags, as applicable, or any of their respective subsidiaries or is or was serving at the request of Cedar Fair or Six Flags, as applicable, or any of their respective subsidiaries as a director, officer or employee of another person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring prior to the Closing Effective Time, whether asserted or claimed prior to, at or after the Closing Effective Time, to the same extent as such indemnified parties were indemnified as of the date of the Merger Agreement pursuant to the organizational documents of Cedar Fair, Cedar Fair General Partner, or Six Flags or any of their respective subsidiaries, as applicable, or any indemnification agreements in existence as of the date of the Merger Agreement.

Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from CopperSteel to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of the Merger Agreement by Cedar Fair pursuant to the Cedar Fair Partnership Agreement or the governing or organizational documents of any subsidiary of Cedar Fair or the Cedar Fair General Partner, or by Six Flags pursuant to the Six Flags Certificate of Incorporation, the Six Flags Bylaws or the governing or organizational documents of any subsidiary of Six Flags, as applicable, and any indemnification agreements in existence as of the date of the Merger Agreement; however, any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Cedar Fair Partnership

Agreement or the Certificate of Incorporation or By-laws of the Cedar Fair General Partner, or the Six Flags Certificate of Incorporation or the Six Flags Bylaws, as applicable, and any indemnification agreements in existence as of the date of the Merger Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. CopperSteel will, and will cause its subsidiaries to, cooperate in the defense of any such matter.

The Merger Agreement also requires CopperSteel for six years following the Closing Effective Time either to cause to be maintained the policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by each of Six Flags and Cedar Fair and any of their subsidiaries or to provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons, except that in no event will CopperSteel be required to pay for each maintained or substitute policy an annual premium greater than 300% of the annual premium paid by Six Flags and Cedar Fair, as applicable, for such insurance for the prior 12 months, referred to as the “Cedar Fair Maximum Amount” with respect to Cedar Fair and the “Six Flags Maximum Amount” with respect to Six Flags. Each of Six Flags and Cedar Fair may obtain a six-year “tail” policy under such party’s existing directors and officers insurance policy in lieu of the foregoing, in each case for a cost not to exceed the Cedar Fair Maximum Amount or Six Flags Maximum Amount, as applicable.

Treatment of Cedar Fair Equity Awards

Cedar Fair Restricted Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Restricted Unit will be converted into a number of CopperSteel Restricted Shares, equal to the product (rounded up to the nearest whole number) of (x) one (1) and (y) the Cedar Fair Exchange Ratio. Each CopperSteel Restricted Share will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Restricted Unit immediately prior to the Cedar Fair First Merger Effective Time. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Restricted Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Restricted Unit immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Phantom Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Phantom Unit, whether vested or unvested, will be converted into a number of CopperSteel RSU Awards, equal to the product (rounded up to the nearest whole number) of (x) one (1) and (y) the Cedar Fair Exchange Ratio. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Phantom Unit immediately prior to the Cedar Fair First Merger Effective Time. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Phantom Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Phantom Unit immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Performance Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Performance Unit, whether vested or unvested, will be converted into a CopperSteel RSU Award. The number of shares of CopperSteel Common Stock subject to each CopperSteel RSU Award will equal the product (rounded up to the nearest whole number) of (A) the number of Cedar Fair Units subject to such Cedar Fair Performance Unit determined in accordance with the immediately following sentence and (B) the Cedar Fair Exchange Ratio. For purposes of the immediately preceding sentence, the number of Cedar Fair Units subject to such Cedar Fair Performance Units shall be determined based on (x) for Cedar Fair Performance Units that are subject to a performance period (or portion thereof) in which the Closing Effective Time occurs, the higher of target performance and actual performance through the Cedar Fair First Merger Effective Time as reasonably determined by the Cedar Fair Board or the appropriate committee thereof and (y) for Cedar Fair Performance Units that are subject to any performance period (or portion thereof) that begins after the Closing Effective Time, target performance. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Performance Unit immediately prior to the Cedar Fair First Merger Effective Time, except that they will no longer be subject to performance-vesting conditions. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Performance Units that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Performance Units immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Unit-Settled Deferred Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Unit-Settled Deferred Unit will be cancelled and entitle the holder thereof to receive (without interest), as soon as reasonably practicable after the Cedar Fair First Merger Effective Time (but in any event no later than ten business days thereafter), (A) a number of fully vested shares of CopperSteel Common Stock equal to the product (rounded up to the nearest whole number) of (x) the number of Cedar Fair Units underlying the Cedar Fair Unit-Settled Deferred Unit Award immediately prior to the Cedar Fair First Merger Effective Time and (y) the Cedar Fair Exchange Ratio, and (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Unit-Settled Deferred Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, less applicable taxes required to be withheld with respect thereto.

Cedar Fair Cash-Settled Deferred Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Cash-Settled Deferred Unit will be cancelled and entitle the holder thereof to receive (without interest), as soon as reasonably practicable after the Cedar Fair First Merger Effective Time (but in any event no later than ten business days thereafter), (A) a cash payment equal to the product (rounded up to the nearest whole number) of (x) the number of Cedar Fair Units underlying the Cedar Fair Cash-Settled Deferred Unit immediately prior to the Cedar Fair First Merger Effective Time and (y) the closing price of a Cedar Fair Unit on the New York Stock Exchange as reported by Bloomberg L.P. on the day immediately prior to the Closing Date, plus (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Cash-Settled Deferred Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, less applicable taxes required to be withheld with respect thereto.

Cedar Fair Transaction-Based Performance Units

On December 4, 2023, the Cedar Fair Board approved and granted awards of transaction-based Cedar Fair Performance Units to certain members of Cedar Fair’s management team in recognition of their efforts in connection with the Mergers. These awards, which upon the Cedar Fair First Merger Effective Time, will convert into CopperSteel RSU Awards as described above in the section entitled “The Mergers — Treatment of Cedar Fair Equity Awards – Cedar Fair Performance Units” will vest and be payable as to 50% of the equity subject to the awards on the 12 month anniversary of the grant date, with the remaining 50% of the equity subject to the awards to vest and be payable on the 18 month anniversary of the grant date, subject, in each case, to the occurrence of the Closing Effective Time and the recipient’s continued employment with CopperSteel or one of its affiliates through each payment date. The number of transaction-based Cedar Fair Performance Units awarded to the officers of Cedar Fair are as follows: Mr. Zimmerman (91,058); Mr. Fisher (50,994); Mr. Witherow (50,994) and Mr. Nurse (25,497).

Quantification of Potential Payments and Benefits to Six Flags’ Named Executive Officers in Connection with the Mergers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation arrangements of each of Six Flags’ named executive officers that is based on or otherwise relates to the Mergers and that will or may become payable to Six Flags’ named executive officers at the Closing Effective Time or upon a qualifying termination of employment that occurs following the Closing Effective Time, assuming (i) the Closing Effective Time occurs on December 15, 2023 (which is the latest practicable date prior to the filing of this proxy statement/prospectus), (ii) each of the Six Flags named executive officers experiences a qualifying termination on such date, (iii) the Six Flags named executive officers’ respective base salaries and target annual bonuses remain unchanged from those that were in effect as of the date of this filing, (iv) Six Flags RSU Awards and Six Flags PSU Awards held by Six Flags’ named executive officers that are outstanding as of January 17, 2024, remain outstanding and unvested as of immediately prior to the Closing Effective Time, (v) for purposes of determining the value of Six Flags RSU Awards and Six Flags PSU Awards, the value of a share of Six Flags Common Stock is $23.47, which is equal to the average closing price per share of Six Flags Common Stock over the first five business days following the announcement of the Mergers on November 2, 2023, (vi) no Six Flags named executive officer receives any additional equity grants prior to the Closing Effective Time, and (vii) each Six Flags named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits described below.

The payments described in the table below are made pursuant to new employment arrangements with Messrs. Bassoul and Mick to be entered into with CopperSteel to be effective as of the Closing Effective Time, as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers”, and do not describe the actions described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — 280G Mitigation”.

Named Executive Officer (1)	Cash ($) (2)	Equity ($) (3)	Perquisites / Benefits ($)	Total ($)
Selim Bassoul (President and Chief Executive Officer)	$13,132,063	$23,386,118	—	$36,518,181
Gary Mick (Chief Financial Officer)	$2,142,133	$4,441,510	—	$6,573,643

(1)

As former named executive officers of Six Flags, Aimee Williams-Ramey (former Chief Legal Officer and Corporate Secretary), Stephen Purtell (former Interim Chief Financial Officer and Senior Vice President, Corporate Communications, Investor Relations and Treasurer), and Sandeep Reddy (former Executive Vice President and Chief Financial Officer) will not receive any payments or benefits in connection with the Mergers and are therefore not reflected in the above table.

(2)

Amounts shown reflect the following: (i) in the case of Messrs. Bassoul and Mick, severance payments as provided under their existing employment agreements with Six Flags, which pursuant to the Merger Agreement and the new employment arrangements with Messrs. Bassoul and Mick to be entered into with CopperSteel to be effective as of the Closing Effective Time will be payable in a lump sum within 30 days following any termination of Messrs. Bassoul’s or Mick’s employment on or following the Closing Effective Time (assuming, for this purpose, (x) payment of a full annual bonus for the year in which termination occurs based on target performance, and (y) cash payments equal to the cost of participation in the Six Flags’ health plans based on the rates set forth in Six Flags’ Proxy Statement for the 2023 Annual Meeting of Six Flags Stockholders as filed with the SEC on March 28, 2023), and (ii) in the case of Mr. Bassoul, a cash transaction bonus of $3,000,000 payable at the Closing Effective Time, in each case, as described above in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers.” The severance amounts included in this column are considered to be “double-trigger” payments, which means that both the Closing Effective Time and any termination of the named executive officer’s employment must occur prior to any payment being provided. Mr. Bassoul’s cash transaction bonus included in this column is considered to be a “single-trigger” payment, which means that such transaction bonus will be payable upon the occurrence of the Closing Effective Time. In addition to the foregoing, each named executive officer is eligible to receive payment in respect of their 2023 annual bonuses at the greater of target and actual levels of performance. Amounts in respect of 2023 annual bonuses are not reflected in the above table as such amounts are anticipated to be paid prior to the Closing Effective Time.
(3)

Amounts shown reflect the sum of the potential value that Messrs. Bassoul and Mick could receive in connection with accelerated vesting and settlement of their Six Flags RSU Awards and Six Flags PSU Awards, as more fully described above under “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers.” The amounts in this column attributable to Messrs. Bassoul and Mick’s unvested Six Flags RSU Awards, and to a portion of Messrs. Bassoul and Mick’s unvested Six Flags PSU Awards (in the case of Mr. Bassoul – 300,000 Six Flags PSU Awards; in the case of Mr. Mick – 67,216 Six Flags PSU Awards), in each case, which will be automatically converted to shares of fully vested CopperSteel Common Stock at the Closing Effective Time, are considered to be “single-trigger”, which means that payment of fully vested shares of CopperSteel Common Stock in respect of such Six Flags RSU Awards and Six Flags PSU Awards will be made upon the occurrence of the Closing Effective Time. As described in the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers”, Mr. Bassoul will be restricted from selling the shares of CopperSteel Common Stock received in respect of his converted Six Flags PSU Awards prior to the conclusion of his Executive Chairman term with CopperSteel. Amounts in this column attributable to Messrs. Bassoul and Mick’s remaining unvested Six Flags PSU Awards (in the case of Mr. Bassoul – 450,000 Six Flags PSU Awards; in the case of Mr. Mick – 88,602 Six Flags PSU Awards, in each case, assuming target levels of performance), which will be automatically converted to CopperSteel PSU Awards at the Closing Effective Time, are considered to be “double-trigger,” which means that both the Closing Effective Time and a qualifying termination of employment must occur prior to any payment being provided in respect of such CopperSteel PSU Awards, as more fully described above under “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Treatment of Six Flags Equity Awards Held by Six Flags Executive Officers.” The estimated amount of each such payment is set forth in the table below.

Six Flags Named Executive Officer	Six Flags RSU Awards (Single Trigger) ($)	Six Flags PSU Awards (Single Trigger) ($)	CopperSteel PSU Awards (Double Trigger) ($)	Total ($)
Selim Bassoul	5,783,618	7,041,000	10,561,500	23,386,118
Gary Mick	784,461	1,577,560	2,079,489	4,441,510

Ownership of CopperSteel Common Stock After the Mergers

Following the Closing Effective Time, Cedar Fair Unitholders will own approximately 51.2% of the outstanding shares of CopperSteel Common Stock and the Six Flags Stockholders will own approximately 48.8% of the outstanding shares of CopperSteel Common Stock.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, on November 2, 2023, Cedar Fair, H Partners, and, solely for purposes of certain sections therein, Six Flags, entered into the Voting and Support Agreement, pursuant to which H Partners, a significant stockholder of Six Flags Common Stock which owned approximately

13.64% of the outstanding Six Flags Common Stock as of the date of the Merger Agreement, agreed to, among other things, and subject to certain exceptions, vote (or cause to be voted), in person or by proxy at the Six Flags Special Meeting, all shares of Six Flags Common Stock beneficially owned by H Partners as of the date of the Voting and Support Agreement (or thereafter acquired):

•

in favor of the adoption of the Mergers and the Merger Agreement and the transactions contemplated by the Merger Agreement, including any amended and restated merger agreement or amendment to the Merger Agreement that increases the Six Flags Merger Consideration, decreases the Cedar Fair Merger Consideration or otherwise is or results in the Merger Agreement being more favorable to H Partners than the Merger Agreement in effect as of the date of the Voting and Support Agreement;

•

in favor of the approval of any proposal to adjourn or postpone any Six Flags Special Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such Six Flags Special Meeting is held;

•

against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Six Flags contained in the Merger Agreement;

•

against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Mergers or the fulfillment of Cedar Fair’s, Six Flags’ or Copper Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of Six Flags (including any amendments to the Six Flags Certificate of Incorporation or Six Flags Bylaws); and

•	against any “Six Flags Alternative Transaction” (as defined in the section entitled “The Mergers — No Solicitation of Alternative Transactions”).

H Partners also agreed to appear in person or by proxy at each meeting or otherwise cause all of its shares to be counted as present for purposes of calculating a quorum.

Notwithstanding the foregoing, in the event that there is any amendment to the Merger Agreement which (w) reduces or changes the form of the Six Flags Merger Consideration, (x) increases or changes the form of Cedar Fair Merger Consideration, (y) changes the payment terms of the Six Flags Merger Consideration in any respect adverse to the holders of shares of Six Flags Common Stock, or (z) effects any change that is materially adverse to the holders of shares of Six Flags Common Stock, H Partners will have no obligation to vote any of its shares in accordance with the Voting and Support Agreement in favor of the Mergers or with respect to the Merger Agreement as so amended or take any other action under the Merger Agreement; and provided, further, that H Partners will retain at all times the right to vote its shares in H Partners’ sole discretion, and without any other limitation, on any matters other than those set forth above and in the Voting and Support Agreement that are at any time or from time to time presented for consideration to Six Flags’ Stockholders generally.

Six Flags consented to H Partners’ entrance into the Voting and Support Agreement and waived its rights with respect to certain sections of the Cooperation Agreement. The Voting and Support Agreement provides that Six Flags and H Partners will enter into an amendment to the Cooperation Agreement to have the Cooperation Agreement terminate at the Closing Effective Time.

The Voting and Support Agreement will terminate automatically upon the earliest to occur of (a) the date on which the Mergers become effective, (b) the date on which the Merger Agreement is validly terminated, (c) the Outside Date, and (d) the date on which the parties agree in writing to terminate the Voting and Support Agreement.

Opinion of Six Flags’ Financial Advisor

Opinion of Six Flags’ Financial Advisor

Goldman Sachs rendered its opinion to the Six Flags Board that, as of November 2, 2023 and based upon and subject to the factors and assumptions set forth therein, and taking into account the Cedar Fair Mergers, the Six Flags Aggregate Consideration to be paid to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 2, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Six Flags Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Goldman Sachs’ opinion is not a recommendation as to how any holder of Six Flags Common Stock should vote with respect to the transactions contemplated by the Merger Agreement, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and unitholders and Annual Reports on Form 10-K of Six Flags and Cedar Fair for the five fiscal years ended January 1, 2023 and December 31, 2022, respectively;

•	certain interim reports to stockholders and unitholders and Quarterly Reports on Form 10-Q of Six Flags and Cedar Fair;

•	certain other communications from Six Flags and Cedar Fair to their respective stockholders and unitholders;

•	certain publicly available research analyst reports for Six Flags and Cedar Fair; and

•

certain internal financial analyses and forecasts for Six Flags and certain forecasts related to the expected utilization by Six Flags of certain net operating loss carryforwards and tax credits, as prepared by Six Flags’ management, and certain internal financial analyses and forecasts for Cedar Fair prepared by Cedar Fair’s management, and certain financial analyses and forecasts for CopperSteel pro forma for the transactions contemplated by the Merger Agreement prepared by the managements of Six Flags and Cedar Fair, in each case, as approved for Goldman Sachs’ use by Six Flags (the “Forecasts”), including certain operating synergies projected by the managements of Six Flags and Cedar Fair to result from such transactions, as approved for Goldman Sachs’ use by Six Flags (the “Synergies”), and an estimate of the expected time to completion of such transactions, as provided by Six Flags’ management and approved for Goldman Sachs’ use by Six Flags (the “Estimate”).

Goldman Sachs also held discussions with members of the senior managements of Six Flags and Cedar Fair regarding their assessment of the strategic rationale for, the potential benefits of, the transactions contemplated by the Merger Agreement and the past and current business operations, financial condition, and future prospects of Six Flags, Cedar Fair and CopperSteel; reviewed the reported price and trading activity for the Six Flags Common Stock and the Cedar Fair Units; compared certain financial and stock market information for Six Flags and Cedar Fair with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the theme park industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Six Flags’ consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Six Flags’ consent that the Forecasts, including the

Synergies, and the Estimate were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Six Flags. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Six Flags, Cedar Fair or CopperSteel or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on Six Flags, Cedar Fair or CopperSteel or on the expected benefits of the transactions contemplated by the Merger Agreement in any way meaningful to its analysis. Goldman Sachs also assumed that the Special Dividend will be paid to each holder of record of Six Flags Common Stock as of one business day prior to the closing of the Mergers, and that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Six Flags to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to Six Flags; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion and taking into account the Cedar Fair Mergers, to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock of the Six Flags Aggregate Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated thereby, including any allocation of the Six Flags Aggregate Consideration, the fairness of the transactions contemplated thereby to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Six Flags; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Six Flags, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the Six Flags Aggregate Consideration to be paid to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock pursuant to the Merger Agreement and taking into account the Cedar Fair Mergers, or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other condition as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Six Flags Common Stock, Cedar Fair Units or CopperSteel Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Six Flags, Cedar Fair or CopperSteel or the transactions contemplated by the Merger Agreement, or as to the impact of such transactions on the solvency or viability of Six Flags, Cedar Fair or CopperSteel or the ability of Six Flags, Cedar Fair or CopperSteel to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Six Flags Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 1, 2023, the last trading day before the public announcement of the Merger Agreement and is not necessarily indicative of current market conditions.

For purposes of its analyses, at the direction of Six Flags, Goldman Sachs assumed an amount of $1.52 per share of Six Flags Common Stock as the value of the Special Dividend, which amount was derived in accordance with the Merger Agreement based on the timing of the Closing as reflected in the Estimate.

Illustrative Discounted Cash Flow Analysis

Six Flags Stand-Alone

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Six Flags to derive a range of illustrative present values per share of Six Flags Common Stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 10.5%, reflecting estimates of Six Flags’ weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 (i) estimates of unlevered free cash flow (after giving effect to tax-affected net stock-based compensation expenses) for Six Flags for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028 as reflected in the Forecasts, and (ii) a range of illustrative terminal values for Six Flags, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow (after giving effect to tax-affected net stock-based compensation expenses) to be generated by Six Flags, as reflected in the Forecasts (which analysis implied terminal year EBITDA exit multiples ranging from 7.0x to 9.2x). The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Six Flags’ target capital structure weightings, the cost of long-term debt, if any, future applicable marginal cash tax rate and a beta for Six Flags, as well as certain financial metrics for the United States financial markets generally. In addition, assuming discount rates ranging from 9.5% to 10.5%, reflecting estimates of Six Flags’ weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 the estimated benefits of Six Flags’ net operating losses for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028, as reflected in the Forecasts.

Goldman Sachs derived ranges of illustrative enterprise values for Six Flags by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Six Flags the amount of Six Flags’ net debt of $2,223 million as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative equity values for Six Flags. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Six Flags Common Stock as of October 20, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, using the treasury stock method, to derive a range of illustrative present values per share ranging from $23.00 to $38.16.

Pro Forma Combined Company

Using the Forecasts and the Estimate, including the Synergies and assuming the payment of the Special Dividend, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company to derive a range of illustrative present values per share of common stock of the pro forma combined company. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.0% to 10.0%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 (i) estimates of unlevered free cash flow (after giving effect to tax-affected stock-based compensation expenses) for the pro forma combined company for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028 as reflected in the Forecasts, and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow (after giving effect to tax-affected stock-based compensation expenses) to be generated by the pro forma combined company, as reflected in the Forecasts (which analysis implied terminal year EBITDA exit multiples ranging from 7.5x to 10.0x). The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, if any, future applicable marginal cash tax rate and a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. In addition, assuming discount rates ranging from 9.0% to 10.0%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 the estimated benefits of the pro forma combined company’s net operating losses for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028, as reflected in the Forecasts.

Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company by the amount of the pro forma net debt of the combined company as of September 30, 2023, reflecting the payment of the Special Dividend and any distributions paid to the Cedar Fair Unitholders before completion of the Mergers, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative pro forma equity values it derived by the pro forma number of fully diluted outstanding shares of the combined company that would be outstanding, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, using the treasury stock method, and then added to such value the estimated amount of the Special Dividend per share, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative present values per share of Six Flags Common Stock ranging from $30.67 to $48.56.

Illustrative Present Value of Future Share Price Analysis

Six Flags Stand-Alone

Using the Forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Six Flags Common Stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for Six Flags as of December 31 for each of the fiscal years 2023, 2024 and 2025, by applying a range of multiples of illustrative next 12 months (“NTM”) enterprise value to adjusted EBITDA (“NTM EV / Adjusted EBITDA”) of 8.0x to 10.0x to estimates of Six Flags’ NTM Adjusted EBITDA for each of the fiscal years 2023, 2024 and 2025. This illustrative range of NTM EV / Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV / Adjusted EBITDA multiples for Six Flags.

Goldman Sachs then subtracted the amount of Six Flags’ net debt of $2,259 million, $2,092 million and $1,963 million as of December 31 for each of the fiscal years 2023, 2024 and 2025, each as provided by and approved for Goldman Sachs’ use by the management of Six Flags, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Six Flags for each of the fiscal years 2023, 2024 and 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Six Flags Common Stock as of December 31 for each of fiscal years 2023, 2024 and 2025, calculated using information provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied future values per share of Six Flags Common Stock. Goldman Sachs then discounted these implied future equity values per share of Six Flags Common Stock to September 30, 2023, using an illustrative discount rate of 12.1%, reflecting an estimate of Six Flags’ cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Six Flags, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $25.50 to $45.52 per share of Six Flags Common Stock.

Pro Forma Combined Company

Using the Forecasts and the Estimate, including the Synergies and assuming the payment of the Special Dividend, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of common stock of the combined company on a pro forma basis. For this analysis, Goldman Sachs first calculated the implied enterprise value for the pro forma combined company as of December 31 for each of the fiscal years 2023, 2024 and 2025, by applying a range of multiples of illustrative NTM EV / Adjusted EBITDA of 8.0x to 10.0x to estimates of the pro forma combined company’s NTM Adjusted EBITDA for each of the fiscal years 2023, 2024 and 2025. This illustrative range of NTM EV / Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV / Adjusted EBITDA multiples for Six Flags and Cedar Fair.

Goldman Sachs then subtracted the amount of the pro forma combined company’s net debt as of December 31 for each of the fiscal years 2023, 2024 and 2025, reflecting the payment of the Special Dividend and of any distributions paid to Cedar Fair Unitholders before Closing, each as provided by and approved for Goldman Sachs’ use by the management of Six Flags, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of the fiscal years 2023, 2024 and 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of common stock of the combined company on a pro forma basis for each of the fiscal years 2023, 2024 and 2025, calculated using information provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied future values per share of common stock of the combined company on a pro forma basis. Goldman Sachs then discounted these implied future equity values per share of common stock of the combined company on a pro forma basis to September 30, 2023, using an illustrative discount rate of 11.4%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added the estimated amount of the Special Dividend per share, as provided by and approved for Goldman Sachs’ use by the management of Six Flags. This analysis resulted in a range of implied present values of $27.11 to $50.26 per share of Six Flags Common Stock.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the theme park industry since 2006. For each of the selected transactions, Goldman Sachs calculated and compared the implied EV of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s LTM EBITDA based on information in public filings, press releases and investor relations documents. While none of the companies that participated in the selected transactions are directly comparable to Six Flags, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Six Flags’ results, market sizes and product profile.

The following table presents the results of this analysis:

Announcement Date	Selected Transactions		Multiple
	Acquiror	Target
June 2019	The Blackstone Group L.P., Canada Pension Plan Investment Board and KIRKBI Invest A/S	Merlin Entertainments Limited	12.0x
March 2015	Centerbridge Partners, L.P.	Great Wolf Resorts Inc.	10.0x
June 2010	CVC Capital Partners Ltd.	Merlin Entertainments Limited	9.9x
October 2009	The Blackstone Group L.P.	Busch Entertainment Corporation	8.0x
May 2006	Cedar Fair, L.P.	Paramount Parks, Inc.	11.2x

Based on the results of the foregoing calculations and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of EV/LTM Adjusted EBITDA multiples of 8.0x to 12.0x to Six Flags’ LTM adjusted EBITDA as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied enterprise values for Six Flags. Goldman Sachs then subtracted the net debt of Six Flags of $2,223 million as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, and divided the result by the number of fully diluted outstanding shares of Six Flags Common Stock as of October 20, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a reference range of implied values per share of Six Flags Common Stock of $18.00 to $40.00.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Six Flags or Cedar Fair or the transactions contemplated by the Merger Agreement. Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Six Flags Board as to the fairness from a financial point of view to the holders (other than Cedar Fair and its affiliates) of Six Flags Common Stock, as of the date of such opinion and taking into account the Cedar Fair Mergers, of the Six Flags Aggregate Consideration to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Six Flags, Cedar Fair, CopperSteel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Six Flags Aggregate Consideration was determined through arm’s-length negotiations between Six Flags and Cedar Fair and was approved by the Six Flags Board. Goldman Sachs provided advice to Six Flags during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Six Flags or its board of directors or that any specific amount of consideration constituted the only appropriate amount of consideration for the transactions contemplated by the Merger Agreement.

As described in the section entitled “The Mergers — Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers”, Goldman Sachs’ opinion to the Six Flags Board was one of many factors taken into consideration by the Six Flags Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Six Flags, Cedar Fair, any of their respective affiliates and third parties, including H Partners, a significant shareholder of Six Flags, and its affiliates and portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Six Flags in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. With Six Flags’ consent, an affiliate of Goldman Sachs entered into financing commitments and agreements to provide Six Flags and CopperSteel with financing in connection with the consummation of the transactions contemplated by the Merger Agreement, subject to the terms of the agreements governing such financing commitments and agreements. The actual amount of aggregate fees to be received by Goldman Sachs and its affiliates in connection with the Debt Financing will depend upon, among other things, the aggregate amount and form of Debt Financing incurred by Six Flags and CopperSteel. Six Flags estimates that Goldman Sachs and its affiliates will in aggregate receive no more than $12 million in fees in connection with this Debt Financing. Goldman Sachs has provided certain financial advisory and/or underwriting services to Six Flags and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a bookrunner with respect to the private offering of Six Flags’ notes due 2031. During the two-year period ended November 2, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Six Flags or its affiliates of approximately $1.3 million. During the two-year period ended November 2, 2023, Goldman Sachs Investment Banking has not been engaged by Cedar Fair or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended November 2, 2023, Goldman Sachs Investment Banking has not been engaged by H Partners or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Six Flags, Cedar Fair, CopperSteel, H Partners and/or their respective affiliates and/or as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with H Partners and its affiliates from time to time and may have invested in limited partnership units of affiliates of H Partners from time to time and may do so in the future.

The Six Flags Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated September 15, 2023, Six Flags engaged Goldman Sachs to act as its financial advisor in connection with the Mergers. The engagement letter between Six Flags and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $60.3 million, $5 million of which became payable at announcement of the Merger Agreement, and the remainder of which is contingent upon consummation of the Mergers. In addition, Six Flags has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Financial Information

Neither Six Flags nor Cedar Fair, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Mergers, the following unaudited prospective financial information was prepared: (i) certain unaudited prospective financial information with respect to Six Flags on a standalone basis for the fiscal years 2023 through 2028, prepared by Six Flags management, which we refer to as the “Six Flags Standalone Projections,” (ii) certain unaudited prospective financial information with respect to Cedar Fair on a standalone basis for the fiscal years 2023 through 2028, prepared by Cedar Fair management, which we refer to as the “Cedar Fair Standalone Projections,” (iii) certain estimates of synergies expected to be realized following the completion of the Mergers for fiscal years 2024 through 2028, jointly prepared by Six Flags management and Cedar Fair management, which we refer to as the “Synergy Projections,” and (iv) certain unaudited prospective financial information with respect to the combined company on a pro forma basis after giving effect to the Mergers for fiscal years 2024 through 2028 comprised of the Cedar Fair Standalone Projections, the Six Flags Standalone Projections and the Synergy Projections, which we refer to as the “Combined Company Projections.” We refer to the Six Flags Standalone Projections, the Cedar Fair Standalone Projections, the Synergy Projections and the Combined Company Projections as the “Forecasted

Financial Information.” The Forecasted Financial Information was provided by Six Flags management to the Six Flags Board for the purposes of considering, analyzing and evaluating the Mergers and to Goldman Sachs, and the Six Flags Board directed Goldman Sachs to use the Forecasted Financial Information in connection with its financial analysis and opinion, as described in the section entitled “The Mergers—Opinion of Six Flags’ Financial Advisor.”

The Six Flags Standalone Projections and the Cedar Fair Standalone Projections were prepared treating Six Flags and Cedar Fair, as applicable, on a standalone basis, without giving effect to the Mergers, and exclude (i) any impact of the negotiation or execution of the Merger Agreement or the Mergers; (ii) the expenses that have already been and will be incurred in connection with completing the Mergers; (iii) the potential synergies that may be achieved by the combined company as a result of the Mergers; (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed or in anticipation of completing the Mergers; or (v) the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers. Because the Six Flags Standalone Projections and the Cedar Fair Standalone Projections were developed for Six Flags and Cedar Fair, respectively, as independent companies without giving effect to the Mergers, the respective projections do not reflect any synergies that may be realized as a result of the Mergers or any changes to Six Flags’ or Cedar Fair’s respective operations or strategy that may be implemented after completion of the Mergers.

The Forecasted Financial Information is not included in this proxy statement/prospectus to influence any decision on whether to vote for the Merger Agreement Proposal, the Compensation Advisory Proposal or the Adjournment Proposal, but rather is included in this proxy statement/prospectus to give stockholders access to certain non-public information that was provided to the Six Flags Board and Six Flags’ financial advisor. The inclusion of the Forecasted Financial Information should not be regarded as an indication that the Six Flags Board, Six Flags, the Cedar Fair Board, Cedar Fair or their respective members of management or financial advisors or any other recipient of this information considered, or now considers, them to be necessarily predictive of actual future results, and they should not be relied on as such. There can be no assurance that the projected results will be realized or that actual results of Six Flags, Cedar Fair, or the post-Closing combined company will not be materially lower or higher than estimated, whether or not the Mergers are completed. The Forecasted Financial Information is based solely on information available to Six Flags management and Cedar Fair management, as applicable, at the time of their preparation and have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this proxy statement/prospectus. Six Flags may in the future report results of operations for periods included in the Six Flags Standalone Projections that will be completed following the preparation of the Six Flags Standalone Projections. Cedar Fair may in the future report results of operations for periods included in the Cedar Fair Standalone Projections that will be completed following the preparation of the Cedar Fair Standalone Projections. Stockholders and investors are urged to refer to Six Flags’ and Cedar Fair’s periodic filings with the SEC for information on Six Flags’ and Cedar Fair’s actual historical results.

The Forecasted Financial Information was not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but, in the view of Six Flags management, were reasonably prepared in good faith on a basis reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected future financial performance of Six Flags and Cedar Fair, respectively, and, in the case of the Synergy Projections and the Combined Company Projections, the combined company. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Forecasted Financial Information. Although Six Flags management believe there is a reasonable basis for the Forecasted Financial Information, Six Flags and Cedar Fair caution that actual future results could be materially different from the Forecasted Financial Information. Neither Six Flags’ or Cedar Fair’s respective independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Cedar Fair’s independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

The Forecasted Financial Information is subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Forecasted Financial Information is based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Six Flags management as of the date of their preparation. These estimates and assumptions may prove to be impacted by any number of factors, including the impact of the announcement, pendency and consummation of the Mergers, general economic conditions, trends in the out-of-home entertainment industry, regulatory and financial market conditions and other risks and uncertainties described or incorporated by reference in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Six Flags and Cedar Fair and will be beyond the control of the combined company following the completion of the Mergers. Also see the section entitled “Where You Can Find More Information.” The Forecasted Financial Information also reflects assumptions as to certain business decisions that are subject to change. There can be no assurance that the Forecasted Financial Information will be realized, and actual results will likely differ, and may differ materially, from those shown. Generally, the further out the period to which the Forecasted Financial Information relate, the less predictive the information becomes.

The Forecasted Financial Information includes non-GAAP financial measures for each of Six Flags and Cedar Fair. Please see the tables below for a description of how Six Flags and Cedar Fair define these non-GAAP financial measures for purposes of the Forecasted Financial Information in this section. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Six Flags and Cedar Fair may not be comparable to similarly titled measures used by other companies. The SEC rules that would otherwise require a reconciliation of an adjusted financial measure to a GAAP financial measure do not apply to adjusted financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination such as the Mergers if the disclosure is included in a document such as this proxy statement/prospectus. In addition, reconciliations of adjusted financial measures were not relied upon by the Six Flags Board, the Cedar Fair Board or their respective members of management or financial advisors in connection with their respective evaluation of the Mergers. Accordingly, neither Six Flags nor Cedar Fair has provided a reconciliation of the adjusted financial measures included in the Forecasted Financial Information to the relevant GAAP financial measures.

None of Six Flags, Cedar Fair, CopperSteel, the combined company or their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ from the Forecasted Financial Information, and, except as required by applicable law, none of Six Flags, Cedar Fair, CopperSteel, the combined company or their respective affiliates, officers, directors, advisors or other representatives undertakes any obligation to update, or otherwise revise or reconcile, the Forecasted Financial Information to reflect circumstances existing after the date the Forecasted Financial Information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasted Financial Information are shown to be inappropriate. None of Six Flags, Cedar Fair, CopperSteel, the combined company or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Six Flags Stockholder, Cedar Fair Unitholder or other person regarding Six Flags’ or Cedar Fair’s respective ultimate performance compared to the information contained in the Forecasted Financial Information or that forecasted results will be achieved. Six Flags has made no representation to Cedar Fair, in the Merger

Agreement or otherwise, concerning the Six Flags Standalone Projections. Cedar Fair has made no representation to Six Flags, in the Merger Agreement or otherwise, concerning the Cedar Fair Standalone Projections.

Six Flags Standalone Projections

The following table presents a summary of the unaudited prospective financial information of Six Flags on a standalone basis prepared by Six Flags management for Six Flags’ fiscal years 2023 through 2028, which information is referred to as the “Six Flags Standalone Projections.”

	2023E	2024E	2025E	2026E	2027E	2028E

	(in millions)
Revenue	$1,430	$1,567	$1,688	$1,803	$1,876	$1,950
Six Flags Adjusted EBITDA(1)(2)	$470	$560	$630	$695	$750	$810
Unlevered Free Cash Flow(3)(4)(5)	$9	$246	$219	$359	$10	$66

(1)

“Six Flags Adjusted EBITDA” refers to Six Flags’ consolidated income (loss) from continuing operations minus the interests of third parties in the Six Flags Adjusted EBITDA of properties that are less than wholly owned by Six Flags (consisting of Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Over Texas) and excluding the following: the cumulative effect of changes in accounting principles, discontinued operations gains or losses, income tax expense or benefit, restructure costs or recoveries, reorganization items (net), other income or expense, gain or loss on early extinguishment of debt, equity in income or loss of investees, interest expense (net), gain or loss on disposal of assets, gain or loss on the sale of investees, amortization, depreciation, stock-based compensation, and other significant non-recurring items. Six Flags Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)	Assumes exercise of partnership park put options in 2027 and 2028, which will eliminate third party interests in Six Flags Over Georgia and Six Flags Over Texas.
(3)

“Unlevered Free Cash Flow” means Six Flags Adjusted EBITDA as defined above, minus capital expenditures, plus or minus change in net working capital, minus exercise costs of the partnership parks put / call options, minus tax-effected stock-based compensation expense, minus cash tax expense. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(4)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.
(5)	“Unlevered Free Cash Flow” excludes the impact of Federal net operating loss carryforwards (“NOLs”). NOLs for Six Flags approved for Goldman Sachs’ use by Six Flags equate to $182 million.

Cedar Fair Forecasted Financial Information

Cedar Fair Standalone Projections

The following table presents a summary of the unaudited prospective financial information of Cedar Fair on a standalone basis prepared by Cedar Fair management for Cedar Fair’s fiscal years 2023 through 2028, which information is referred to as the “Cedar Fair Standalone Projections.”

	2023E	2024E	2025E	2026E	2027E	2028E

	(in millions)
Revenue	$1,806	$1,851	$1,913	$1,977	$2,042	$2,023
Cedar Fair Adjusted EBITDA(1)	$525	$600	$625	$650	$675	$704
Unlevered Free Cash Flow(2)(3)	$17	$274	$256	$274	$292	$308

(1)

“Cedar Fair Adjusted EBITDA” refers to Cedar Fair’s earnings before interest, taxes, depreciation, amortization, other non-cash items, and adjustments as defined in Cedar Fair’s current and prior credit agreements. Cedar Fair Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)

“Unlevered Free Cash Flow” means Cedar Fair Adjusted EBITDA as defined above, minus capital expenditures, plus or minus change in net working capital, minus tax-effected unit-based compensation, minus cash tax expense. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(3)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.

Certain Combined Company Unaudited Prospective Financial Information

Synergy Projections

The following table presents certain estimates of revenue and cost synergies expected to be realized by the combined company following the completion of the Mergers jointly prepared by Six Flags management and Cedar Fair management for the combined company’s fiscal years 2024 through 2028, which information is referred to as the “Synergy Projections.”

	2024E	2025E	2026E	2027E	2028E
	(in millions)
EBITDA(1) Impact of Revenue Synergies	$2	$56	$80	$89	$92
EBITDA(1) Impact of Cost Synergies(2)	$13	$57	$75	$76	$78

(1)

“EBITDA” refers to the combined company’s earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)

Synergy Projections exclude standalone cost savings reflected in the Six Flags Standalone Projections and the Cedar Fair Standalone Projections, which amount to approximately $45 million in expected annual cost savings in the fiscal years 2024-2028.

Combined Company Projections

The following table presents certain unaudited prospective financial information for fiscal years 2023 through 2028 for the combined company on a pro forma basis, jointly prepared by Six Flags management and Cedar Fair management for the combined company’s fiscal years 2023 through 2028, which information is referred to as the “Combined Company Projections.” The Combined Company Projections do not reflect the costs to achieve the synergies reflected in the projections.

	2023E	2024E	2025E	2026E	2027E	2028E

	(in millions)
Revenue	$3,236	$3,421	$3,703	$3,956	$4,123	$4,187
CopperSteel Adjusted EBITDA(1)	$995	$1,175	$1,368	$1,500	$1,590	$1,684
Unlevered Free Cash Flow(2)(3)(4)	$26	$524	$501	$724	$427	$506

(1)	“CopperSteel Adjusted EBITDA” means Six Flags Adjusted EBITDA (as defined above) plus Cedar Fair Adjusted EBITDA (as defined above), including the impact of the Synergy Projections.

(2)

“Unlevered Free Cash Flow” is defined as the CopperSteel Adjusted EBITDA as defined above, minus tax-effected synergy implementation costs, minus capital expenditures (including incremental capital expenditures in connection with synergy realization), plus or minus change in net working capital, minus exercise costs of the partnership parks put / call options, minus tax-effected stock-based compensation, minus cash tax expense. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(3)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.
(4)	“Unlevered Free Cash Flow” excludes the impact of Federal net operating loss carryforwards (“NOLs”). NOLs for the combined company approved for Goldman Sachs’ use by Six Flags equate to $182 million.

Recommendation of the Six Flags Board and Six Flags’ Reasons for the Mergers

On November 1, 2023, the Six Flags Board unanimously (i) determined that the Merger Agreement and the Six Flags Merger were advisable and fair to, and in the best interests of, Six Flags and the Six Flags Stockholders, (ii) approved (A) the form, terms and conditions of the Merger Agreement, (B) the execution, delivery and performance by Six Flags thereof and (C) subject to the adoption of the Merger Agreement at the Six Flags Special Meeting, the consummation of the transactions contemplated by the Merger Agreement, including the Six Flags Merger and the declaration of the Special Dividend, (iii) resolved to recommend that the Six Flags Stockholders adopt the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iv) directed that the adoption of the Merger Agreement be submitted to the Six Flags Stockholders at the Six Flags Special Meeting. The Six Flags Board unanimously recommends that Six Flags Stockholders (i) vote “FOR” the Merger Agreement Proposal; (ii) vote “FOR” the Compensation Advisory Proposal; and (iii) vote “FOR” the Adjournment Proposal.

In reaching its decision to approve and declare advisable the Merger Agreement and recommend its adoption, the Six Flags Board held a number of meetings and consulted with Six Flags management, outside legal counsel and its financial advisors, as further described in the section entitled “The Mergers — Background of the Mergers.” The Six Flags Board considered a number of factors when evaluating the Merger Agreement, many of which support the Six Flags Board’s determination that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Six Flags and the Six Flags Stockholders, and its recommendation that the holders of Six Flags Common Stock adopt the Merger Agreement. The Six Flags Board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations with respect to the Merger Agreement. The factors included (not necessarily presented in order of relative importance):

Strategic Considerations and Synergies

•

the belief that the combined company’s portfolio of 27 amusement parks, 15 water parks and 9 resort properties across North America will improve guest experience and enhance customer value through expanded and diversified experiences for guests and a combined season pass program, as well as strengthen the combined company’s positioning within the highly competitive out-of-home entertainment industry;

•

the belief that the combination of Six Flags’ and Cedar Fair’s complementary operating, data analytics and technology platforms, entertainment partnerships and intellectual property portfolios will enable new and improved attractions and offerings, leading to more engaging and immersive guest experiences;

•

the belief that the complementary geographic footprint of the combined company will mitigate weather-related and seasonal earnings volatility through a more balanced presence in year-round operating climates;

•

the belief that senior leadership teams of Six Flags and Cedar Fair bring different and complementary skillsets and experience to the combined company, including decades of park operating experience as well as significant expertise integrating businesses and achieving synergy targets;

•

the expectation that the Mergers will generate total annual synergies of approximately $200 million, including approximately $120 million of administrative and operational cost savings and synergies, which are expected to be realized within two years following the Closing, and approximately $80 million in incremental EBITDA from revenue uplift, which is expected to be realized within three years following the Closing;

•

the expectation that the Mergers will result in a combined company with a strong balance sheet, enabling the combined company to reduce its leverage ratio from approximately 3.7x net debt to CopperSteel Adjusted EBITDA (on a pro forma basis over the last twelve months through the third quarter of 2023, inclusive of synergy realization) to approximately 3.0x net debt to CopperSteel Adjusted EBITDA (inclusive of synergy realization) within two years of the Closing;

•

that the Mergers will result in a combined company that would have generated $3.4 billion in revenue, $1.2 billion in CopperSteel Adjusted EBITDA and $826 million of free cash flows on a pro forma basis over the last twelve months through the third quarter of 2023 (assuming expected annual synergies of $200 million) and the belief that the combined company’s free cash flows will provide it with flexibility to invest in new rides and attractions, broader food and beverage selections, additional in-park offerings, and cross-park initiatives, such as consumer technology and enhanced guest services, which investments are expected to grow attendance, increase per capita spending and improve profitability while enhancing guests’ value and experience across the park portfolio;

•	the expectation that the Mergers will be accretive to adjusted earnings per share for Six Flags Stockholders within twelve months following the Closing;

•	the belief that the combined company will be able to leverage Cedar Fair’s recent park investments experience to accelerate the transformation underway across Six Flags’ portfolio;

•

the Six Flags Board’s knowledge of, and discussions with Six Flags management and outside financial and legal advisors regarding, each of Six Flags’ and Cedar Fair’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Six Flags as a stand-alone company, the size and scale of the combined company, and Six Flags’ potential for, and risks and uncertainties to, future growth and value creation, and the belief by the Six Flags Board that the Mergers, including the payment of the Special Dividend, are more likely to provide more long-term value to the Six Flags Stockholders than any potential for and benefits of remaining as a standalone company;

Merger Consideration and the Special Dividend

•

that the Mergers would be structured as a “merger of equals” without a sale of control, and the Merger Consideration offered in connection therewith would provide Six Flags Stockholders with an expected pro forma ownership of approximately 48.8% of the combined company on a fully diluted basis, giving the Six Flags Stockholders the ability to participate meaningfully in any potential future increases in the equity value of the combined company, including the upside associated with any future revenue growth and the expected synergies resulting from the Mergers;

•

the payment of the Special Dividend, the declaration of which is a condition precedent to the Mergers, and is intended to provide Six Flags Stockholders with 50% of the consideration value of the transaction;

•

that the exchange ratios and the amount of the Special Dividend will not fluctuate in the event that the market price of Cedar Fair Units increases relative to the market price of Six Flags Common Stock between the date of the Merger Agreement and the Closing;

•

that the Six Flags Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in which case U.S. holders of Six Flags Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon receipt of the Merger Consideration delivered in the form of CopperSteel Common Stock, except for gain or loss with respect to cash received in respect of fractional shares of Six Flags Common Stock or gain with respect to cash otherwise treated as received in the Six Flags Merger, as more fully described in the section entitled “Material U.S. Federal Income Tax Consequences for Six Flags Holders” and subject to the limitations and qualifications described therein;

Opinion of Six Flags’ Financial Advisor

•

Goldman Sachs’ opinion delivered to the Six Flags Board orally on November 1, 2023 and subsequently confirmed in writing on November 2, 2023 that, as of November 2, 2023 and based upon and subject to the factors and assumptions set forth therein, and taking into account the Cedar Fair Mergers, the Six Flags Aggregate Consideration to be paid to the holders of Six Flags Common Stock (other than Cedar Fair and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders, as more fully described in the section entitled “The Mergers — Opinion of Six Flags’ Financial Advisor.” The full text of the opinion of Goldman Sachs to the Six Flags Board for the merger is attached as Annex B to this proxy statement/prospectus.

Terms of the Merger Agreement

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the ability of Six Flags to, subject to specified limitations, respond to and engage in discussions regarding unsolicited third-party acquisition proposals under certain circumstances and, ultimately, to change its recommendation that the Six Flags Stockholders adopt the Merger Agreement and vote “FOR” the Merger Agreement Proposal, subject to compliance with the procedural terms and conditions set forth in the Merger Agreement;

•

the obligation of Six Flags to pay to Cedar Fair a termination fee of $63.2 million upon termination of the Merger Agreement under specified circumstances, as further discussed in the section entitled “The Merger Agreement — Expenses and Termination Fees,” and the belief that the size of such termination fee (i) is reasonable in light of the overall terms of the Merger Agreement, (ii) is within the range of termination fees in other transactions of this size and nature and (iii) would not be likely to preclude another party from making a competing proposal;

•

that the representations and warranties of each of Six Flags and Cedar Fair, respectively, as well as the interim operating covenants in the Merger Agreement requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the Mergers, subject to specific limitations, are reasonable under the circumstances;

•

the requirement for both parties to use reasonable best efforts to obtain approval for the Mergers required under the HSR Act (or the expiration or termination of the waiting period under the HSR Act) and other specified antitrust laws, including, unless otherwise agreed by the parties, defending against any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Mergers;

•	the nature of the Closing Conditions included in the Merger Agreement, as well as the likelihood and timing of satisfaction of all conditions to completion of the Mergers;

•

that the structure of the transaction permitted the existing bonds of Six Flags to remain outstanding at Closing and provided an opportunity for Cedar Fair to receive consent from its bond holders to test covenant compliance relating to the Mergers as of the date of the Merger Agreement rather than at the Closing (which consent has been received);

•	that Six Flags Stockholders will have the opportunity to vote to approve or reject the Mergers by voting on the adoption of the Merger Agreement;

•	that the structure of the transaction does not require Cedar Fair Unitholders to approve the Mergers, increasing the likelihood of the completion of the Mergers;

Governance Matters

•

the terms and conditions negotiated in the Merger Agreement providing for leadership drawn from both companies, which is expected to provide strategic and financial benefits by driving integration efforts, culture alignment and achievement of synergies, including that:

•	the combined company’s board, management team and employees will benefit from the talent, expertise and best practices of each of Six Flags and Cedar Fair;

•

the 12 directors of the combined company board would include 6 Six Flags designees and 6 Cedar Fair designees, including the Six Flags Chief Executive Officer and the Cedar Fair Chief Executive Officer, and each class of directors would be comprised of an equal number of Six Flags and Cedar Fair designees;

•	the combined company board will be highly independent, with 10 directors out of 12 required to qualify as independent under SEC and stock exchange rules, including a lead independent director;

•

each standing committee of the board of directors of the combined company will have equal representation from directors of each of Six Flags and Cedar Fair, and the chair of the audit committee of the combined company will be designated by Cedar Fair while the chairs of the nominating and governance and compensation committees of the combined company will be designated by Six Flags;

•

that a committee of the board of the combined company dedicated to integrating the two companies will be created to implement and further develop the integration plan for the combined company and its subsidiaries following the Closing;

•

the Six Flags Chief Executive Officer prior to the Closing will serve as the Executive Chairman of the board of the combined company and member of the integration committee, and in such capacities will oversee execution of integration strategies and cost synergies, and track post-integration performance;

•	the Cedar Fair Chief Executive Officer and Chief Financial Officer prior to the Closing will serve as the Chief Executive Officer and Chief Financial Officer, respectively, of the combined company;

•	the Six Flags Chief Financial Officer prior to the Closing will serve as Chief Integration Officer of the combined company;

•

the belief of the Six Flags Board that the above-described arrangements would reasonably assure the continuity of the management and oversight of the combined company following completion of the Mergers and facilitate a strong management team drawn from both Six Flags and Cedar Fair, leveraging the respective expertise of both management teams, to work together to integrate the two companies and provide a stable foundation for future management succession;

Other Factors

•

Six Flags’ and Cedar Fair’s complementary cultures and operating philosophies, including a shared commitment to safety and integrity, employee development, operating efficiency, technological innovation, and community relationships;

•	the belief that customers, vendors, employees and other key stakeholders would react positively to the benefits associated with the combined company after the Mergers;

•

the results of the due diligence review of Cedar Fair and its business, including with respect to legal, regulatory, accounting, tax and human resources matters, conducted by Six Flags and its advisors;

•	the recommendation of Six Flags’ senior management in favor of the Mergers; and

•

the fact that H Partners, which owned approximately 13.64% of the outstanding shares of Six Flags Common Stock as of the date of the Merger Agreement, entered into a Voting and Support Agreement, obligating H Partners to vote all shares of Six Flags Common Stock held by it in favor of the adoption of the Merger Agreement and against any action that would reasonably be expected to result in a breach by Six Flags of the Merger Agreement, as more fully described in the section entitled “The Mergers — Voting and Support Agreement.”

The Six Flags Board also considered a variety of uncertainties, risks and other potentially negative factors in making its determinations and recommendation to Six Flags Stockholders to adopt the Merger Agreement and the transactions contemplated thereby, including the following (not necessarily presented in order of relative importance):

•

the possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Six Flags or Cedar Fair, including the failure to receive approval for the Mergers required under the HSR Act (or the expiration or termination of the waiting period under the HSR Act) and other specified antitrust laws or obtain Six Flags Stockholder Approval;

•

the risk that regulatory agencies may delay, object to and challenge the Mergers or may impose terms and conditions (that the parties may decide not to accept) in order to resolve those objections that might adversely affect the financial results of Six Flags prior to the Closing, or the combined company following the Closing;

•

that the Six Flags Exchange Ratio and the amount of the Special Dividend (and any adjustments thereto as described in the section entitled “The Mergers — What Stockholders and Unitholders Will Receive in the Mergers and Potential Adjustments”), are fixed and based upon Six Flags’ and Cedar Fair’s respective equity prices at the time of the signing of the Merger Agreement and, as such, Six Flags Stockholders cannot be certain at the time of the Six Flags Special Meeting of the total market value of the Merger Consideration that will be received at Closing, and the possibility that Six Flags Stockholders could be adversely affected in the event that the market price of Six Flags Common Stock increases relative to the market price of Cedar Fair Units between the date of the Merger Agreement and the Closing;

•

that there are risks inherent in integrating the operations of Six Flags and Cedar Fair, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management and employee resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•

the substantial costs to be incurred in connection with the Mergers (including if the Mergers are not completed), including the costs of integrating the businesses of Six Flags and Cedar Fair, and the other transaction costs to be incurred in connection with the Mergers;

•

that Six Flags and Cedar Fair may fail to successfully refinance certain of the combined company’s indebtedness in connection with the Mergers, which may have an adverse impact on the financial condition of the combined company;

•

the risk that, despite the retention efforts of Six Flags and Cedar Fair prior to the consummation of the Mergers, the combined company may face difficulties retaining key people during pendency of the Mergers, and may lose employees as a result of the expected consolidation of certain personnel upon the completion of the Mergers;

•	that provisions of the Merger Agreement prohibit Six Flags from soliciting or entertaining other acquisition proposals unless certain conditions are satisfied;

•

that, while the Merger Agreement permits the Six Flags Board to change its recommendation in certain circumstances, the Merger Agreement does not permit Six Flags to terminate the Merger Agreement in order to enter into an Alternative Transaction;

•

that the Merger Agreement provides that Six Flags could be required to pay a termination fee of $63.2 million to Cedar Fair if the Merger Agreement is terminated under certain circumstances, as described in the section entitled “The Merger Agreement – Expenses and Termination Fees;”

•

that the restrictions on the conduct of Six Flags’ business during the period between the execution of the Merger Agreement and the consummation of the Mergers, although reciprocal with Cedar Fair and believed to be reasonable and not unduly burdensome, may delay or prevent Six Flags from undertaking business opportunities that may arise, or other actions Six Flags would otherwise take with respect to the operations of the business prior to the consummation of the Mergers;

•	the potential for litigation relating to the Mergers and the associated costs, burden and inconvenience involved in defending those proceedings; and

•	other risks of the type and nature described in the section entitled “Risk Factors” and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

After taking into account the factors set forth above, as well as others, the Six Flags Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Six Flags Stockholders.

This foregoing discussion of the information and factors considered by the Six Flags Board in reaching its conclusion and recommendations includes all of the material factors considered by the Six Flags Board with respect to the Mergers but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Six Flags Board in evaluating the Merger Agreement and the transactions contemplated thereby, and the complexity of these matters, the Six Flags Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Six Flags Board may have given different weight to different factors. The Six Flags Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving and recommending that the Six Flags Stockholders adopt the Merger Agreement and the transactions contemplated thereby.

In considering the recommendation of the Six Flags Board to approve the Merger Agreement Proposal, Compensation Advisory Proposal, and the Adjournment Proposal, Six Flags Stockholders should be aware that Six Flags’ directors may have interests in the Mergers that are different from, or in addition to, those of Six Flags Stockholders generally. For additional information, see the section entitled “The Mergers — Interests of Certain Six Flags Directors and Executive Officers in the Mergers.”

It should be noted that this explanation of the reasoning of the Six Flags Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Board of Directors and Management of CopperSteel Following Completion of the Mergers

The Merger Agreement provides that the CopperSteel Board will initially consist of 12 directors, (i) six of whom will be persons designated by Six Flags, divided evenly as Class I, Class II and Class III directors, from the directors of Six Flags serving prior to the Closing Effective Time, one of whom will be Mr. Selim A. Bassoul, current President and Chief Executive Officer of Six Flags, if he is the President and Chief Executive Officer of Six Flags immediately prior to the Closing Effective Time and one of whom will be Mr. Ben Baldanza, current Non-Executive Chairman of Six Flags, who will serve on the CopperSteel Board and

Integration Committee, provided he remains on the Six Flags Board immediately prior to the Closing Effective Time, and (ii) six of whom will be persons designated by Cedar Fair, divided evenly as Class I, Class II and Class III directors, from the directors of Cedar Fair serving prior to the Closing Effective Time, one of whom will be Mr. Richard A. Zimmerman, current President and Chief Executive Officer of Cedar Fair, if he is the President and Chief Executive Officer of Cedar Fair immediately prior to the Cedar Fair First Merger Effective Time, and one of whom will be Mr. Daniel J. Hanrahan, current Chairman of the Cedar Fair Board, who will serve as Lead Independent Director of the CopperSteel Board, provided he remains Chairman of the Cedar Fair Board immediately prior to the Cedar Fair First Merger Effective Time. Under the terms of the Merger Agreement, each of CopperSteel’s directors other than Messrs. Zimmerman and Bassoul must qualify as independent under the listing standards of the NYSE and the applicable rules of the SEC. Additionally, Chieh Huang, Enrique Ramirez Mena, Arik Ruchim, and Marilyn Spiegel have been designated by Six Flags and Louis Carr, Michelle Frymire, Jennifer Mason and D. Scott Olivet have been designated by Cedar Fair to serve on the CopperSteel Board. As of the date of this proxy statement/prospectus, the classification of each director has not been determined. As of the date of this proxy statement/prospectus, the terms of the director compensation that will be provided to the independent members of the CopperSteel Board have not been determined.

Additionally, the Merger Agreement provides that, at the Closing Effective Time, (i) Mr. Zimmerman, current President and Chief Executive Officer of Cedar Fair, will serve as President and Chief Executive Officer of CopperSteel, (ii) Mr. Bassoul, current President and Chief Executive Officer of Six Flags, will serve as Executive Chairman of the CopperSteel Board, (iii) Mr. Mick, current Chief Financial Officer of Six Flags, will serve as Chief Integration Officer of CopperSteel and (iv) Mr. Witherow, current Chief Financial Officer of Cedar Fair, will serve as Chief Financial Officer of CopperSteel. Except as otherwise disclosed in this proxy statement/prospectus, the compensation of the post-Closing CopperSteel management team will be governed by their respective employment arrangements with Cedar Fair or Six Flags as in effect prior to Closing, unless or until such time as new employment arrangements with CopperSteel have been executed. Additionally, certain Six Flags or Cedar Fair executive officers may, prior to the consummation of the Mergers, enter into new employment agreements or arrangements or other retention arrangements with Six Flags, Cedar Fair and/or CopperSteel (as applicable), but the terms of such arrangements, if any, have not yet been finalized.

For additional discussion on the terms of the amended and restated employment agreements that each of Messrs. Bassoul and Mick will enter into with CopperSteel, please see the section entitled “The Mergers— Interests of Certain Six Flags Directors and Executive Officers in the Mergers — Agreements with Six Flags Executive Officers.”

Directors

The directors of CopperSteel that have been designated to take office upon completion of the Mergers, and their ages as of January 17, 2024, are as follows:

Name	Age	Designee of
Ben Baldanza	62	Six Flags
Selim Bassoul	66	Six Flags
Louis Carr	67	Cedar Fair
Michelle Frymire	57	Cedar Fair
Daniel Hanrahan	66	Cedar Fair
Chieh Huang	42	Six Flags
Jennifer Mason	54	Cedar Fair
Enrique Ramirez Mena	52	Six Flags
D. Scott Olivet	61	Cedar Fair
Arik Ruchim	43	Six Flags
Marilyn Spiegel	71	Six Flags
Richard A. Zimmerman	63	Cedar Fair

Ben Baldanza. Mr. Baldanza is Chief Executive Officer of Diemacher LLC, an advisory firm helping businesses restructure, raise revenues, and reduce costs. From 2006 to 2016, Mr. Baldanza served as the President and Chief Executive Officer, and as a director, of Spirit Airlines, Inc., a commercial passenger airline. Prior to joining Spirit Airlines, Inc., Mr. Baldanza held positions in finance, marketing, and operations at various airlines. He currently serves as a director and Chairman of the Audit Committee of JetBlue Airways Corporation. He is also an operating partner with Sterling Investment Partners, a private equity firm, and an Adjunct Professor of Economics at George Mason University. He holds a B.A. from Syracuse University and an M.A. in Public Administration from Princeton University. Mr. Baldanza brings to the CopperSteel Board extensive financial, commercial, and operational experience with expertise in strategic planning, financial planning, budgeting, revenue management, productivity, human resources, and labor relations.

Selim Bassoul. Mr. Bassoul became President and Chief Executive Officer of Six Flags in November 2021 and was the Chairman of the Six Flags Board from February 2021 to November 2021. Mr. Bassoul served as President and Chief Executive Officer, and Chairman of The Middleby Corporation, a manufacturer of food service and processing equipment, from 2001 to 2019. Mr. Bassoul previously served on the boards of 1847 Goedeker Corporation, Confluence Outdoor, Piper Aircraft, Inc., and Scientific Protein Laboratories LLC. Mr. Bassoul currently serves as a director and non-executive chairman of Diversey Holdings, Ltd., where he is a member of the Audit Committee and People Resources Committee. He holds a B.A. in Business Administration from the American University of Beirut, and an M.B.A. in Finance and Marketing from the Kellogg School of Management at Northwestern University. Mr. Bassoul’s proven leadership as Chairman, President and Chief Executive Officer of The Middleby Corporation, his operational expertise in multiple geographies, and strong focus on customer experience, culinary and food service, and global expansion, make him especially qualified to serve as a member of the CopperSteel Board and guide CopperSteel strategically.

Louis Carr. Mr. Carr is President of Media Sales for BET Media Group a leading provider of quality entertainment, music, news and public affairs television programming for the African-American audience and a subsidiary of Paramount Global (NASDAQ: PARA). Mr. Carr has been with BET Networks for 37 years and is recognized as one of the most influential and prominent African Americans in the media and marketing industries. In 2016, Mr. Carr earned the Diversity Award from the Hyatt Corporation and another Lifetime Achievement Award from the Patricia Martin Legacy celebration honoring his work around diversity from both a personal and professional standpoint. Louis has also been listed on NAMIC’s Most Influential African Americans list in the cable industry several times. Mr. Carr has served on the boards of the Ad Council; International Radio and Television Society (IRTS); American Advertising Federation (AAF); the Video Advertising Board (VAB), formerly the CAB; and Boys Hope Girls Hope. He currently serves on the board of the United States Track and Field Foundation and Drake University. Utilizing his B.A. in Journalism from Drake University, Louis has become a compelling author, writing two books titled Dirty Little Secrets and The Little Black Book: Daily Motivations for Business and Personal Growth. At Cedar Fair, Mr. Carr has served as a director since 2020 and is a member of the Nominating and Corporate Governance Committee and People, Culture & Compensation Committee. In 2023, Mr. Carr was inducted into the Advertising Hall of Fame and awarded the Chicago Advertising Federation Silver Medal Award. Mr. Carr has also been recognized by theboardiQ as a Top 100 Hall of Fame African American and was named one of the Most Influential Black Corporate Directors by Savoy Magazine. Mr. Carr is qualified to serve on the CopperSteel Board primarily as a result of his more than 37 years of experience as an entertainment, media, and advertising executive.

Michelle Frymire. Ms. Frymire has extensive executive-level and financial experience with both public and private companies. Most recently, she served as CEO of CWT (formerly Carlson Wagonlit Travel), a leader in travel management technology, from May 2021 to May 2022, when she steered the company through the pandemic, driving the company’s global strategy and overseeing significant investment in the company’s product and technology platforms. As a travel management platform, CWT was heavily impacted by the COVID-19 pandemic and with the support of nearly all of its debt holders CWT filed a pre-packaged Chapter 11 bankruptcy on November 11, 2021, in the U.S. Bankruptcy Court for the Southern District of Texas. CWT’s plan of reorganization was approved by the Bankruptcy Court the following day, on November 12, 2021, and CWT was able to exit Chapter 11 on November 19, 2021. Prior to serving as CEO, Ms. Frymire served as president and CFO of CWT, in charge of global business strategy and transformation. Prior to joining CWT, Frymire was CFO for U.S. Risk Insurance Group, LLC, a privately owned specialty lines underwriting manager and wholesale broker, from 2017 to 2019. From 2015 to 2017, she served as CFO for Service King Collision Repair Centers, an auto body collision repair company. From 2009 to 2015, Frymire served in a variety of roles for The Service Master Companies, Inc., a residential and commercial services company, most recently as vice president, corporate FP&A and strategy, as well as CFO for TruGreen, a lawn and landscape service provider, from 2009 to 2013. From 2005 to 2009, Frymire was CFO, vacation ownership for Starwood Hotels & Resorts Worldwide, Inc., a former hospitality company. From 1998 to 2005, Frymire served in a variety of roles for Delta Air Lines, Inc. (NYSE: DAL), a global airline carrier, including vice president of finance, marketing, international, network and technology. From 1994 to 1998, she was managing director, financial planning, analysis and systems for Continental Airlines, a former global airline carrier. Ms. Frymire serves as board director and member of the audit and nominating & governance committee of Spirit Realty Capital, Inc. (NYSE: SRC), a triple net lease REIT. She also serves as board director for Sonder (NASDAQ: SOND), a hospitality company, where she sits on the audit committee and chairs the nominating, corporate governance & social responsibility committee. Ms. Frymire also serves as a board director for NCR Atleos (NYSE: NATL), where she sits on the compensation committee and chairs the nominating and governance committee. At Cedar Fair, Ms. Frymire has served as a director since October 2022 and serves as a member of the Audit Committee. Ms. Frymire is qualified to serve on the CopperSteel Board as a result of her extensive executive-level and financial experience, including in the technology, travel and hospitality sectors.

Daniel Hanrahan. Mr. Hanrahan brings more than 40 years of experience, including from a variety of sales and marketing, general manager, president and chief executive officer roles across the consumer packaged goods, retail, travel and hospitality sectors. In January 2020, he was appointed Chairman of the Cedar Fair Board of Directors. He served as the President and Chief Executive Officer and director of the Regis Corporation (NYSE: RGS), a global leader in beauty salons and cosmetology, from August 2012 through April 2017. Prior to joining Regis, he served as president and CEO of Celebrity Cruises, a cruise line and division of Royal Caribbean Cruises (NYSE: RCL), from 2007 to 2012. He was promoted to president in 2005 and to CEO in 2007 after his highly successful management of the sales and marketing division for Royal Caribbean. Prior to joining Royal Caribbean, Mr. Hanrahan served in executive-level positions with Polaroid Corporation and Reebok International Ltd. In 2004, he was named one of the “Top 25 Extraordinary Minds in Hospitality Sales and Marketing” by Hospitality and Sales Marketing Association International. From 2017 to 2021, Mr. Hanrahan was a director and member of the audit committee at Lindblad Expeditions Holdings, Inc. (NASDAQ: LIND), a global provider of expedition cruises and adventure travel experiences. He joined the board of Foss Swim Schools, a Prairie Capital company, in April 2019. Mr. Hanrahan joined Sycamore Partners as an advisor in 2021. At Cedar Fair, Mr. Hanrahan has served as a director of Cedar Fair since June 2012. Mr. Hanrahan is qualified to serve on the CopperSteel Board primarily as a result of his significant executive-level experience across a wide spectrum of consumer-facing brands, including in the retail, travel and hospitality sectors, as well as his more than 40 years of experience in sales and marketing.

Chieh Huang. Mr. Huang was appointed a director of Six Flags in August 2022. Mr. Huang is the President of the World Economic Forum’s Global Collaboration Village. Prior to the World Economic Forum, Mr. Huang founded and led both public and private companies. He was the Chief Executive Officer of Astro Ape Studios, one of the first mobile social-gaming studios. In 2011, Astro Ape was acquired by social gaming pioneer Zynga, and Mr. Huang later became the Director of Zynga Mobile NY. Mr. Huang was a co-founder of Boxed, Inc. and served as Chief Executive Officer until May 2023. Mr. Huang also served as a board member of Boxed, Inc., which filed a voluntary petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware in April 2023 and ultimately sold its assets through Section 363 of the Bankruptcy Code in May 2023. Before his days as an entrepreneur, Mr. Huang was a corporate attorney at Proskauer. Mr. Huang is active with several non-profit organizations and also serves as an advisory team member of McLaren Racing, with entries in Formula 1, IndyCar, Formula E and Extreme E. Mr. Huang received his B.A. in economics at The Johns Hopkins University and holds a J.D. from Fordham School of Law. Mr. Huang’s entrepreneurial mindset and extensive background in information technology provide the CopperSteel Board and CopperSteel valuable insight and guidance.

Jennifer Mason. Ms. Mason is global officer, treasurer and risk management at Marriott International, Inc. (NASDAQ: MAR), a hospitality company with over 30 brands and nearly 8,700 properties in 139 countries and territories. In her role at Marriott, she oversees global capital markets and hotel financing, financial strategy and capital allocation, financial risk management, and global capital transactions and treasury services. Ms. Mason is also responsible for the company’s global risk management function including insurance, claims, business continuity and global safety and security. Prior to her current role, Ms. Mason was CFO for Marriott’s U.S. & Canada division, with accountability for financial management including responsibilities for the Continent’s P&L, budgeting, forecasting, cash management, internal controls, asset management and feasibility. Since 1992, Ms. Mason has held several other leadership positions at Marriott, including senior vice president of IT business partnership & planning, as well as senior vice president, sales & marketing planning support. In her first 16 years with Marriott, Ms. Mason held several positions of increasing responsibility in internal audit, corporate financial planning & analysis, lodging finance and business development. She was regional director for the Mid-Atlantic region and vice president, finance business partner for sales and marketing, before serving in her senior vice president roles. At Cedar Fair, Ms. Mason has served as a director since October 2022 and is a member of the Audit Committee and Nominating and Governance Committee. She is qualified to serve on the CopperSteel Board as a result of her executive-level experience within the hospitality sector, including her experience in financial and risk management leadership positions.

Enrique Ramirez Mena. Mr. Ramirez Mena currently serves as President of Buff City Soap, a rapidly expanding retailer of handmade, plant-based soaps, laundry, bath and body products with over 250 locations across the country. He has also served as a director on the board of Jack in the Box since January 2024. From April 2020 until March 2022, he served as General Manager of Pizza Hut Latin America and Iberia, a division of Yum! Brands, Inc., a global restaurant operator including the KFC, Pizza Hut, and Taco Bell brands. From January 2014 to April 2020, he served as Chief Financial Officer of Pizza Hut Global. Mr. Ramirez held roles of increasing responsibility in finance and strategic development at Pizza Hut since 2010. Originally from Mexico City, he holds a B.A. in Economics from the Instituto Tecnologico Autonomo de Mexico and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Ramirez brings strong financial expertise to the CopperSteel Board and provides insight into CopperSteel’s operations, risks, and opportunities developed through his years of experience as an executive in multi-unit retail and global restaurant operations.

D. Scott Olivet. Mr. Olivet is the Chief Executive Officer of Renegade Brands, an investment company that primarily invests in apparel and other consumer companies; Chief Executive Officer of DSO Advisors, which provides strategic, brand and organizational effectiveness consulting and executive coaching services; and an operating partner at Altamont Capital Partners, a private equity firm. From 2013 to 2019, Mr. Olivet served as Chief Executive Officer of the coordinating and shared services entity for a portfolio of Altamont Capital owned businesses. From 2011 to 2012, Mr. Olivet served as a full-time Chairman of Collective Brands Inc. From 2009 to 2011, Mr. Olivet served as chief executive officer of RED Digital Cinema Camera company. From 2005 to July 2009, Mr. Olivet served as Chief Executive Officer and Director of Oakley, a manufacturer of sports performance equipment, then served as chairman of the board from July 2009 to February 2011. Prior to joining Oakley, he served as Vice President of NIKE Subsidiaries and New Business Development where he was responsible for the Hurley, Converse, Cole Haan, Bauer Hockey, and Starter brands; Senior Vice President of Real Estate, Store Design, and Construction with Gap Inc., with responsibility across Gap, Banana Republic, and Old Navy brands; and as a partner with Bain & Company where he was also the leader of the worldwide practice in organizational effectiveness and change management. Mr. Olivet serves as Executive Chairman of RED Digital Cinema, an American manufacturer of digital cinematography tools, a position he has held since July 2009. Mr. Olivet also serves as chairman of Future Stitch since July 2018, director of Reef since October 2018, and director of Brixton Manufacturing since October 2014. He has previously served on the boards of Oakley, Collective Brands, Skullcandy, Fox Racing, Mervin Manufacturing, Dakine, HUF, and Hybrid Apparel. At Cedar Fair, Mr. Olivet has served as a director since 2013, is the Chair of the People, Culture & Compensation

Committee and is a member of the Nominating and Corporate Governance Committee. Mr. Olivet is qualified to serve on the CopperSteel Board primarily as a result of his particular knowledge and professional experience in retail, merchandising, marketing, finance, strategy, technology, international business, and multi-division general management experience from his past public board experience and service as president and CEO of a nationally recognized company that conducts business in the retail industry.

Arik Ruchim. Mr. Ruchim is a Partner at H Partners Management, an investment management firm and one of Six Flags’ largest stockholders. Prior to joining H Partners in 2008, Mr. Ruchim was at Creative Artists Agency and Cruise/Wagner Productions. Mr. Ruchim previously served as a director of Tempur Sealy International, Inc., a global leader in the design, manufacture and distribution of bedding products, Remy International, Inc., a global manufacturer of automotive parts, and as a director of Dick Clark Productions, a television production company. Mr. Ruchim has a Bachelor of Business Administration with Distinction from the University of Michigan. Mr. Ruchim brings to the CopperSteel Board a strong business acumen and extensive investment experience, as well as a vigorous record of stockholder value creation.

Marilyn Spiegel. Ms. Spiegel was appointed a director of the Six Flags in January 2023. Ms. Spiegel has over 30 years’ experience in the gaming and hospitality industry, including as President of iconic Las Vegas resorts. She served as President of Wynn Las Vegas from December 2010 until her retirement in February 2013, and then came out of retirement to again serve as Wynn’s President from January 2019 to September 2021. Prior to her role at Wynn Las Vegas, from August 2006 to November 2010, Ms. Spiegel served as President of three Harrah’s Entertainment hotel and casino properties: Bally’s and Paris Las Vegas initially, and then in January 2010 her responsibilities were expanded to include Planet Hollywood following its acquisition by Harrah’s. Previously, she was the President of Harrah’s Las Vegas & Rio All-Suite Hotel & Casino from January 2004 to July 2006, after having served as the Senior Vice President of Human Resources of Harrah’s Entertainment (currently Caesars Entertainment) from June 1999 to December 2003. Ms. Spiegel serves as a Board Member of Invited Clubs, the largest owner and operator of private golf and country clubs in the country. She has also been a member of the Board of Advisors for Nicholas & Company since 2015, and serves as Executive Secretary and a Board Member of Catholic Charities of Southern Nevada. Ms. Spiegel has a bachelor’s degree in marketing and a master’s degree in education from the University of Utah. Ms. Spiegel’s leadership and operational expertise in hospitality, revenue management and human resources add important skills to the CopperSteel Board that will help CopperSteel in the execution of its strategy.

Richard A. Zimmerman. Mr. Zimmerman has been President and Chief Executive Officer of Cedar Fair since January 2018 and a member of the Cedar Fair Board since April 2019. Prior to becoming CEO, Mr. Zimmerman served as President and Chief Operating Officer from October 2016 to December 2017 and served as Chief Operating Officer from October 2011 to October 2016. Prior to that, he was appointed as Executive Vice President in November 2010 and as Regional Vice President in June 2007. He has been with Cedar Fair since 2006, when it acquired Kings Dominion. Mr. Zimmerman was Vice President and general manager of Kings Dominion from 1998 through 2006. Mr. Zimmerman’s leadership and management skills and his insights from his experience as Cedar Fair’s President and Chief Executive Officer provide guidance, operational knowledge and management perspective to the CopperSteel Board.

Listing of CopperSteel Common Stock; Delisting and Deregistration of Six Flags Common Stock and Cedar Fair Units

Six Flags, with cooperation from Cedar Fair, shall use reasonable best efforts to have the shares of CopperSteel Common Stock issuable pursuant to the Mergers be approved for listing on the NYSE, subject to official notice of issuance as soon as practicable but in any case, prior to the Closing.

Shares of Six Flags Common Stock currently trade on the NYSE under the ticker symbol “SIX.” When the Mergers are completed, the Six Flags Common Stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Cedar Fair Units currently trade on the NYSE under the ticker symbol “FUN.” When the Mergers are completed, the Cedar Fair Units will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Prior to or upon consummation of the Mergers, the parties shall cause the name of CopperSteel to change to “Six Flags Entertainment Corporation” and to list the shares of CopperSteel Common Stock on NYSE under the ticker symbol “FUN”.

Appraisal Rights and Dissenters’ Rights

Six Flags

Record holders of Six Flags Common Stock who comply with the procedures summarized below will be entitled to appraisal rights if the Mergers are completed. Under Section 262 of the DGCL, which is referred to as Section 262, holders of shares of Six Flags Common Stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Six Flags Common Stock appraised by the Delaware Court of Chancery. Six Flags Stockholders who properly exercise appraisal rights in accordance with Section 262 will receive the Special Dividend, but they will forgo the Six Flags Merger Consideration and receive, in lieu of the Six Flags Merger Consideration, a cash payment that, together with the payment of the Special Dividend, is equal to the fair value of their shares of Six Flags Common Stock at the Closing Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Mergers), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 (the “Appraisal Payment”). The fair value of such shares of Six Flags Common Stock could be more than, less than, or equal to the sum of the Special Dividend plus the Six Flags Merger Consideration. Six Flags is required to send a notice to that effect to each holder of Six Flags Common Stock not less than 20 days prior to the Six Flags Special Meeting. This proxy statement/prospectus constitutes that notice to the record holders of Six Flags Common Stock.

The following is intended as a brief summary of the material provisions of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL to “stockholder” and in this summary to a “holder” are to the record holder of shares of Six Flags Common Stock as to which appraisal rights are asserted. A person having beneficial interest in shares of Six Flags Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to demand and perfect appraisal rights. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex E. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. This notice does not constitute any legal or other advice, nor does it constitute a recommendation that holders of Six Flags Common Stock exercise their appraisal rights under Section 262. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

Record holders of Six Flags Common Stock who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the adoption of the Merger Agreement, (ii) deliver in the manner set forth below a written demand for appraisal of such holder’s shares of Six Flags Common Stock to the Secretary of Six Flags before the vote on the Merger Agreement Proposal at the Six Flags Special Meeting, (iii) continuously hold such holder’s shares of Six Flags Common Stock of record from the date of making the demand through completion of the Mergers and (iv) otherwise comply with the requirements of Section 262.

Only a holder of record of Six Flags Common Stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record.

The demand should set forth, fully and correctly, the stockholder’s name as it appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares of Six Flags Common Stock. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Six Flags of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Record holders of Six Flags Common Stock who elect to demand appraisal of their shares must mail or deliver their written demand to:

Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400, Arlington, Texas 76011

Attention: Corporate Secretary

The written demand for appraisal should specify the stockholder’s name and mailing address. The written demand must reasonably inform Six Flags that the Six Flags Stockholder intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Six Flags prior to the vote on the Merger Agreement Proposal at the Six Flags Special Meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the Merger Agreement Proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of Six Flags Common Stock in favor of adoption of the Merger Agreement Proposal. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the Merger Agreement Proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a Six Flags Stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the adoption of the Merger Agreement Proposal or affirmatively register an abstention with respect thereto.

Within 120 days after completion of the Mergers, but not thereafter, either the surviving corporation in the Mergers or any Six Flags Stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. There is no present intent on the part of CopperSteel as the surviving corporation to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, Six Flags Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If no such petition is filed within that 120 day period, appraisal rights will be lost for the dissenting stockholders.

Within 120 days after completion of the Mergers, any Six Flags Stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Six Flags Common Stock not voting in favor of the Mergers and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of shares of Six Flags Common Stock, a person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation for the statement described in the previous sentence. Such statement must be mailed within ten days after the written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a holder of Six Flags Common Stock and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Six Flags Common Stock and with whom agreements as to the value of their shares of Six Flags Common Stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Delaware Register in Chancery to provide notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the verified list. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery must dismiss an appraisal proceeding as to all holders of Six Flags Common Stock who assert appraisal rights unless (i) the total number of shares entitled to appraisal rights which have been pursued and perfected exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (ii) the value of the consideration provided in the Mergers (i.e., the Special Dividend plus the value of the Six Flags Merger Consideration) for such total number of shares seeking appraisal exceeds $1.0 million, or (iii) the Mergers were approved pursuant to Section 253 or Section 267 of the DGCL. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Six Flags Common Stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders in accordance with Section 262. In determining fair value and the amount of the Appraisal Payment, if any, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Mergers which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262 of the DGCL, interest from the date the Mergers are completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the Mergers are completed and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the combined company may pay to each former Six Flags Stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in Section 262 of the DGCL only upon the sum of (i) the difference, if any, between the amount so paid plus the Special Dividend and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the Appraisal Payment is determined, the Delaware Court of Chancery will direct the payment of such value to the record holders of Six Flags Common Stock entitled to receive the same, upon surrender by such holders of the Six Flags stock certificates representing those shares.

Holders of Six Flags Common Stock considering seeking appraisal should be aware that the fair value of their shares of Six Flags Common Stock could be more than, less than, or equal to the sum of the Special Dividend plus the Six Flags Merger Consideration, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of CopperSteel and Six Flags reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Six Flags Common Stock is less than the sum of the Special Dividend plus the Six Flags Merger Consideration.

Upon application by the surviving corporation or by any holder of shares of Six Flags Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Six Flags Common Stock whose name appears on the verified list, and if such shares of Six Flags Common Stock are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the Appraisal Payment by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares of Six Flags Common Stock represented by certificates, upon the surrender to the surviving corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the Mergers, any holder of Six Flags Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after completion of the Mergers, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to completion of the Mergers.

Any stockholder who has duly demanded appraisal rights for shares of Six Flags Common Stock in compliance with Section 262 of the DGCL will not, after the Closing Effective Time, be entitled to vote such shares of Six Flags Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Six Flags Common Stock as of a date or time prior to the Closing Effective Time (e.g., the Special Dividend).

Within ten days after the Closing Effective Time, the surviving corporation must give notice of the date that the Mergers became effective to each holder of Six Flags Common Stock who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the Merger Agreement and who has otherwise complied with Section 262. At any time within 60 days after completion of the Mergers, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the Six Flags Merger Consideration to which the stockholder is entitled pursuant to the Mergers. After this period, a Six Flags Stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the Mergers, Six Flags Stockholders’ rights to appraisal will cease and all Six Flags Stockholders will be entitled only to receive the Six Flags Merger Consideration as provided for in the Merger Agreement in addition to the Special Dividend. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Mergers within 60 days after completion of the Mergers.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text which is attached as Annex E to this proxy statement/prospectus.

Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

Cedar Fair

Under Delaware law, as well as the governing documents of Cedar Fair, Cedar Fair Unitholders will not be entitled to any appraisal rights in connection with the Mergers or any other transactions described in this proxy statement/prospectus.

Regulatory Approvals

U.S. Antitrust Clearance

Closing is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the Mergers cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On November 17, 2023 and November 20, 2023, the Premerger Notification Office of the Federal Trade Commission accepted the premerger notification and report forms under the HSR Act submitted by Six Flags and Cedar Fair, respectively. On December 20, 2023, Six Flags and Cedar Fair withdrew their respective premerger notification and report forms under the HSR Act and refiled them on December 21, 2023. On January 22, 2024, Six Flags and Cedar Fair each received a request for additional information and documentary materials (a “Second Request”) from the DOJ in connection with the DOJ’s review of the Mergers. The effect of a Second Request is to extend the waiting period imposed by the HSR Act, until 30 days after each of Six Flags and Cedar Fair has substantially complied with the Second Request issued to it, unless that period is extended voluntarily by the parties or terminated earlier by the DOJ. Per the terms of the Merger Agreement, Cedar Fair and Six Flags will use their reasonable best efforts to certify substantial compliance with the Second Request on or before May 2, 2024.

At any time before or after consummation of the Mergers, notwithstanding the expiration or termination of the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Mergers or seeking the divestiture of substantial assets of Six Flags or Cedar Fair or their respective subsidiaries. Under certain circumstances, private parties may also seek to take legal action under antitrust laws.

Mexico Antitrust Clearance

Closing is subject to antitrust review in Mexico. The FLEC provides that, in the event a transaction meets certain thresholds designated by the FLEC, the constituent parties must file a joint pre-merger notification with the MFCC. Six Flags’ four subsidiaries incorporated in Mexico gives the FLEC and MFCC jurisdiction to review the proposed transaction, and the Mergers and the transactions contemplated exceed the thresholds that merit review by the MFCC. Accordingly, as provided in the FLEC, the MFCC has jurisdiction to review the Mergers and the transactions contemplated by the Merger Agreement prior to Closing. On November 30, 2023 Six Flags and Cedar Fair submitted a pre-merger notification filing to the MFCC.

On January 25, 2024, the MFCC concluded its review of the transactions and determined to allow the transactions to proceed as proposed, subject to customary statutory requirements.

Securities and Exchange Commission

CopperSteel has filed a registration statement on Form S-4, of which this proxy statement/prospectus forms a part. Each of Six Flags, CopperSteel and Cedar Fair shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective so long as necessary to consummate the Mergers.

Regulatory Efforts

Under the Merger Agreement, each of Six Flags and Cedar Fair has agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by the Merger Agreement. For more information, see the section entitled “The Merger Agreement — Covenants and Agreements — Efforts to Complete the Mergers.”

Conditions to Completion of the Mergers

The obligations of each of Six Flags and Cedar Fair to effect the Mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law) of the following conditions on or prior to the Closing Date:

•	the approval by Six Flags Stockholders of the Merger Agreement Proposal;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the approval of the MFCC under the FLEC, as amended;

•	the absence of governmental restraints or prohibitions preventing the consummation of the Mergers or the Special Dividend;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part, and the absence of a stop order or proceedings seeking a stop order;

•

the approval for listing by the NYSE (or other agreed upon exchange) of the CopperSteel Common Stock issuable to the holders of Cedar Fair Units and Six Flags Common Stock in connection with the Mergers, subject to official notice of issuance;

•	the representation and warranty of Six Flags relating to the absence of a Material Adverse Effect (as defined below) since July 2, 2023 being true and correct as of the Closing Date;

•	the representation and warranty of the Cedar Fair relating to the absence of a Material Adverse Effect (as defined below) since June 25, 2023 being true and correct as of the Closing Date;

•

certain representations and warranties of the other party relating to capitalization and other equity securities being true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date), except that any inaccuracies that in the aggregate are de minimis in nature may be disregarded;

•

certain representations and warranties of the other party relating to organization, standing, corporate power, authority, agreements with respect to equity securities voting requirements, financial advisor opinions and brokers and the representations of CopperSteel and Copper Merger Sub (x) that are qualified by materiality or material adverse effect being true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of the Merger Agreement, in which case such representations and warranties must be true and correct as of such date) and (y) that are not qualified by materiality or material adverse effect being true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

•

each other representation and warranty of the other party (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement) being true and correct as of the Closing Date (except to the extent such representations and warranties relate to a specific date or as of the date of the original Merger Agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

•	the other party having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions in the preceding bullet points have been satisfied; and

•	the declaration of the Special Dividend by the Six Flags Board.

We cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

Description of Debt Financing

Six Flags, Cedar Fair and CopperSteel have entered into the Debt Commitment Letter, with Goldman and the Arrangers, pursuant to which the Arrangers have committed to provide Debt Financing in connection with the Mergers. The Debt Commitment Letter amends, restates and supersedes that certain commitment letter, dated November 2, 2023, which provided revolving credit commitments in an aggregate amount of $800 million. The proceeds from the Debt Financing may be used to, among other things, pay for transaction costs in connection with the Mergers. The obligation of the Arrangers to provide the Debt Financing under the Debt Commitment Letter is subject to a number of conditions, including the receipt of executed loan documentation, accuracy of certain representations and warranties and the consummation of the transactions contemplated by the Merger Agreement.

In connection with the Mergers, Cedar Fair commenced the Consent Solicitations from holders of the Cedar Fair Bonds to make Amendments to the Indentures to enable Cedar Fair and other co-issuers of the Cedar Fair Bonds to select November 2, 2023, the date the Merger Agreement was entered into, as the testing date for purposes of calculating, with respect to the Mergers and related transactions, any and all ratio tests under the Indentures. The Amendments will not, however, become operative with respect to any such series of Cedar Fair Bonds the Consent Payment for the benefit of certain holders of the Cedar Fair Bonds has been paid by Cedar Fair and other co-issuers of the Cedar Fair Bonds, which is expected to occur (if at all) upon or immediately prior to consummation of the Mergers. At the signing of the Merger Agreement, Goldman had committed to provide the 364-Day Term Facility, the proceeds of which would be used to redeem any outstanding Cedar Fair Bonds that were not amended pursuant to the Consent Solicitation, to the extent not otherwise redeemed by Cedar Fair. On November 9, 2023, the requisite consents from holders of the Cedar Fair Bonds were obtained pursuant to the Consent Solicitation to effect the Amendments to the Indentures. As a result, the commitments in respect of the 364-Day Term Facility were automatically and permanently reduced to $0.

Six Flags and Cedar Fair Expect the Mergers to be Completed in First Half of 2024

Six Flags and Cedar Fair intend to complete the Mergers as soon as reasonably practicable and are currently targeting completion of the Mergers during the first half of 2024. However, the Mergers are subject to regulatory approvals and clearances and other conditions, and it is possible that factors outside the control of both Six Flags and Cedar Fair could result in the Mergers being completed at a later time, or not at all. There may be a substantial amount of time between the Six Flags Special Meeting and the completion of the Mergers. For additional information on the regulatory approvals and clearances required to complete the Mergers, see the section entitled “The Mergers — Regulatory Approvals.”

No Solicitation of Alternative Transactions

Pursuant to the Merger Agreement, each of Six Flags and Cedar Fair have agreed not to, and not to authorize or permit any of its affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or its controlled affiliates not to, directly or indirectly:

•

solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute:

•

any transaction or series of transactions pursuant to which any third party acquires or would acquire, directly or indirectly, beneficial ownership of more than 20% of the outstanding Six Flags Common Stock or Cedar Fair Units, as applicable, or securities or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities representing 20% or more of the voting power of such party, whether from such party or pursuant to a tender offer or exchange offer or otherwise,

•

a merger, consolidation, share exchange or similar transaction pursuant to which any third party acquires or would acquire, directly or indirectly, the assets or business of such party or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of such party and its subsidiaries taken as a whole,

•

any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of the subsidiaries of such party and any entity surviving any merger or combination including any of them) of such party or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of such party and its subsidiaries taken as a whole, or

•	any disposition of assets to a third party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of such party and its subsidiaries, taken as a whole,

such a transaction set forth in the bullets above being referred to in this document as a “Six Flags Alternative Transaction,” with respect to Six Flags, or a “Cedar Fair Alternative Transaction” with respect to Cedar Fair; or

•

participate in discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Six Flags Alternative Transaction or Cedar Fair Alternative Transaction.

Notwithstanding these restrictions, the Merger Agreement provides that, if at any time prior to obtaining Six Flags Stockholder Approval, Six Flags receives a proposal that the Six Flags Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Six Flags Superior Proposal (as defined below) and which did not result from a material breach of the non-solicitation obligations set forth in the Merger Agreement, then Six Flags, may (i) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives and financing sources pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement entered into between Six Flags and Cedar Fair (provided that (x) such information must have been previously provided to Cedar Fair or must be provided to Cedar Fair prior to or substantially concurrently with the time it is provided to such person and (y) such confidentiality agreement need not contain any “standstill” term) and (ii) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives and financing sources.

Each of Six Flags and Cedar Fair have also agreed to promptly notify the other party orally and in writing, and in any event within 24 hours of receipt, of any request for information or of any proposal relating to a Six Flags Alternative Transaction or Cedar Fair Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal and provide the other party, as soon as reasonably practicable following delivery and receipt, copies of all correspondence and other written materials exchanged with the person making the proposal. Six Flags has also agreed to keep Cedar Fair reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis.

For purposes of the Merger Agreement, “Six Flags Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Six Flags Alternative Transaction (with all references to 20% in the definition of Six Flags Alternative Transaction being treated as references to 80% for these purposes) that (i) did not result from a material breach of Six Flags’ non-solicitation obligations set forth in the Merger Agreement and (ii) is on terms that the Six Flags Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation and taking into account all factors and matters deemed relevant in good faith by the Six Flags Board, including financial, legal, regulatory and any other aspects of the transactions including the identity of the person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such proposal are reasonably capable of being consummated) would be more favorable to Six Flags and the Six Flags Stockholders than the transactions contemplated by the Merger Agreement (including any changes to the Merger Agreement that may be proposed by Cedar Fair in response to such proposal to enter into a Six Flags Alternative Transaction).

Changes in Six Flags Board Recommendation

Six Flags has agreed under the Merger Agreement to, through the Six Flags Board, recommend to the Six Flags Stockholders the Merger Agreement Proposal and to include such recommendation in this proxy statement/prospectus.

The Merger Agreement provides that, subject to the exceptions described below, neither the Six Flags Board nor any committee thereof will (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify or fail to make, in each case in a manner adverse to Cedar Fair, the recommendation by the Six Flags Board or such committee of the Six Flags Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Six Flags Alternative Transaction (we refer to any action in clause (i) or this clause (ii) as a “Six Flags Recommendation Change”), or (iii) cause Six Flags or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Six Flags Alternative Transaction or requiring, or reasonably likely to cause, Six Flags to terminate, delay or fail to consummate, or that would otherwise impede, interfere in any way with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement (other than a confidentiality agreement otherwise permitted by the Merger Agreement).

Notwithstanding the foregoing restrictions, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board may, if it determines in good faith, after it has received a Six Flags Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation and taking into account all factors and matters deemed relevant in good faith by the Six Flags Board) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change. However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Superior Proposal unless it has given Cedar Fair at least four business days written notice specifying the material terms and conditions of such Six Flags Superior Proposal, identifying the person making such proposal and stating that it intends to make a Six Flags Recommendation Change, or in the event of a subsequent modification to the material terms and conditions of such Six Flags Superior Proposal, at least three business days written notice advising Cedar Fair of the modification to such terms and conditions; provided that during such four or three business day notice period, as applicable, Six Flags engages (to the extent requested by Cedar Fair) in good faith negotiations with Cedar Fair to amend the Merger Agreement in such a manner that the proposal to enter into an Six Flags Alternative Transaction no longer constitutes a Six Flags Superior Proposal.

In addition, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board, may, if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event (provided that (i) in no event will the receipt, existence or terms of a Six Flags Alternative Transaction or any matter relating thereto or consequence thereof constitute a Six Flags Intervening Event and (ii) in no event will any adverse effect of any event or events on the business, properties, financial condition or results of operations of Cedar Fair and its subsidiaries, taken as a whole, constitute a Six Flags Intervening Event unless such event has or would reasonably be expected to have a “Material Adverse Effect” (as defined in the section entitled “The Merger Agreement — Representations and Warranties”) on Cedar Fair). However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event unless it has given Cedar Fair at least four business days written notice advising Cedar Fair of all material information with respect to any such Six Flags Intervening Event and stating that it intends to make a Six Flags Recommendation Change and providing its rationale therefor.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing Effective Time, whether before or after receipt of the Six Flags Stockholder Approval, under the following circumstances:

•	by mutual written consent of Six Flags and Cedar Fair; or

•	by either Cedar Fair or Six Flags:

•

if the Mergers are not consummated by the Outside Date (except that if the Closing has not occurred by such date and all conditions have been satisfied or waived (other than the antitrust conditions and those that by their terms are to be fulfilled at Closing) then the Outside Date will automatically be extended up to two times, each time for a period of six months); provided that this right to terminate the Merger Agreement will not be available to a party whose failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time; provided, further, that if any condition to Closing has not been satisfied by the Outside Date as a result of a United States government shutdown, the Outside Date shall be extended on a day-for-day basis for each calendar day that any such condition is not satisfied as a result of such government shutdown;

•

if the approval of the Six Flags Stockholders of the Merger Agreement Proposal has not been obtained by reason of the failure to obtain the required vote at a duly convened Six Flags Stockholders meeting or any adjournment or postponement thereof;

•

if any legal restraint is in effect in the United States or other jurisdiction as mutually agreed by Six Flags and Cedar Fair, preventing the consummation of the Mergers, and such restraint has become final and nonappealable, or if any governmental entity that must grant regulatory approval of the Mergers pursuant to the terms of the Merger Agreement has denied approval of the Mergers and such denial has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this provision must have used reasonable best efforts to prevent the entry of and to remove such legal restraint or to obtain such regulatory approval, as the case may be; or

•

by Cedar Fair, if Six Flags has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Six Flags or is not cured within 30 days of written notice thereof; provided that Cedar Fair is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•

by Six Flags, if Cedar Fair has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Cedar Fair or is not cured within 30 days of written notice thereof; provided that Six Flags is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•	by Cedar Fair at any time prior to the Six Flags Special Meeting, if a Cedar Fair Triggering Event (as defined below) has occurred.

For purposes of the termination provisions of the Merger Agreement, a “Cedar Fair Triggering Event” will be deemed to have occurred if:

•	the Six Flags Board or any committee thereof has made a Six Flags Recommendation Change as described in the section entitled “The Merger Agreement – Changes in Six Flags Board Recommendation”;

•	Six Flags has failed to include in this proxy statement/prospectus the recommendation of the Six Flags Board in favor of the Merger Agreement;

•

the Six Flags Board fails to publicly reaffirm its approval of the Merger Agreement and the Six Flags Merger, within five business days (or, if earlier, prior to the date of the Six Flags Special Meeting) after Cedar Fair requests in writing that such approval be reaffirmed publicly following the public announcement of any Six Flags Alternative Transaction; provided, that Cedar Fair will not be entitled to make such written request, and the Six Flags Board will not be required to make such reaffirmation, more than once with respect to any particular Six Flags Alternative Transaction; or

•

a tender or exchange offer relating to shares of Six Flags Common Stock has been commenced and Six Flags has not sent to its securityholders, within five business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Six Flags Special Meeting), a statement disclosing that Six Flags recommends rejection of such tender or exchange offer and reaffirming its approval of the Merger Agreement and the Mergers.

If the Merger Agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of willful breach of the Merger Agreement. The provisions of the Merger Agreement relating to fees and expenses, effects of termination, confidentiality, governing law, jurisdiction and specific performance, as well as the confidentiality agreement entered into between Six Flags and Cedar Fair and certain other provisions of the Merger Agreement, will continue in effect notwithstanding termination of the Merger Agreement.

Expenses and Termination Fees Relating to the Mergers

Generally, each party is required to pay all fees and expenses incurred by it in connection with the Mergers and the other transactions and agreements contemplated by the Merger Agreement, except that each of Six Flags and Cedar Fair will bear and pay one-half of (i) the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by Six Flags and Cedar Fair in connection with the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions and (ii) the fees and expenses incurred in connection with the preparation of the registration statement on Form S-4 of which this proxy statement/prospectus is a part (including any amendments and supplements thereto), its filing with the SEC and the mailing of this proxy statement/prospectus to Six Flags Stockholders and Cedar Fair Unitholders.

However, the Merger Agreement provides that, upon termination of the Merger Agreement under certain circumstances, Six Flags may be obligated to pay Cedar Fair a termination fee of $63.2 million. See the section entitled “The Merger Agreement — Expenses and Termination Fees” for a more complete discussion of the circumstances under which termination fees will be required to be paid.

Accounting Treatment of the Mergers

The Mergers will be accounted for using the acquisition method of accounting in accordance with ASC 805. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

THE MERGER AGREEMENT

The following summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Cedar Fair Unitholders and Six Flags Stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any voting decisions. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein.

In reviewing the Merger Agreement and this summary, please remember that each has been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Cedar Fair, Six Flags, CopperSteel or any of their respective subsidiaries. The Merger Agreement contains representations and warranties and covenants by each of the parties to the Merger Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Structure of the Mergers

The organization of CopperSteel, Copper Merger Sub, Six Flags and Cedar Fair before and after the Mergers is illustrated on the following pages:

Prior to the Mergers

The Cedar Fair First Merger

The Cedar Fair Second Merger

The Six Flags Merger

Final Structure

Completion and Effectiveness of the Mergers

Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DLLCA and the Revised Uniform Limited Partnership Act of the State of Delaware (the “DRULPA”), as applicable, Copper Merger Sub will be merged with and into Cedar Fair at the Cedar Fair First Merger Effective Time. Following the Cedar Fair First Merger Effective Time, the separate legal existence of Copper Merger Sub will cease, and Cedar Fair will continue as the Cedar Fair Surviving Entity in the Cedar Fair First Merger and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Copper Merger Sub in accordance with the DLLCA and DRULPA, as applicable.

Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL and DRULPA, as applicable, and following the Cedar Fair First Merger Effective Time, the Cedar Fair Surviving Entity will be merged with and into CopperSteel at the Cedar Fair Second Merger Effective Time. Following the Cedar Fair Second Merger Effective Time, the separate legal existence of the Cedar Fair Surviving Entity will cease, the general partnership interest of the Cedar Fair Surviving Entity immediately prior to the Cedar Fair Second Merger Effective Time will automatically be canceled and retired and will cease to exist, and CopperSteel will continue as the surviving corporation in the Cedar Fair Second Merger and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Cedar Fair Surviving Entity in accordance with the DGCL and DRULPA, as applicable.

Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, and following the Cedar Fair Second Merger Effective Time, Six Flags will be merged with and into CopperSteel at the Closing Effective Time. Following the Closing Effective Time, the separate legal existence of Six Flags will cease, and CopperSteel will continue as the surviving corporation in the Six Flags Merger and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Six Flags in accordance with the DGCL.

Merger Consideration

Six Flags Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Eligible Share outstanding immediately prior to the Closing Effective Time will be converted automatically into the right to receive 0.5800 shares of CopperSteel Common Stock, as may be adjusted pursuant to the Merger

Agreement. Six Flags Stockholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Six Flags Stockholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

Cedar Fair Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, each Cedar Fair Unit issued and outstanding immediately prior to the Cedar Fair First Merger Effective Time (excluding (a) units held in the treasury of Cedar Fair or owned by the Cedar Fair General Partner and (b) any Cedar Fair Restricted Units) will be converted into the right to receive one (1) share of CopperSteel Common Stock, as may be adjusted subject to the terms and conditions set forth in the Merger Agreement. Cedar Fair Unitholders will not receive any fractional shares of CopperSteel Common Stock in the Mergers. Instead, Cedar Fair Unitholders will receive cash in lieu of any fractional shares of CopperSteel Common Stock that they would otherwise have been entitled to receive.

Special Dividend

In connection with the Mergers and contingent upon the consummation thereof, on the date that is one business day prior to the Closing Date, Six Flags will, subject to applicable law and the organizational documents of Six Flags, declare the Special Dividend, payable to holders of record of Six Flags Common Stock as of the close of business one business day prior to the Closing Date, with a per share amount equal to:

•	(a) $1.00 (approximately $85 million in the aggregate) plus

•	(b) the product (rounded up to the nearest whole cent) of

•	(i) the Six Flags Exchange Ratio and

•

(ii) the aggregate amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the Closing Effective Time (subject to (x) customary adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event following the date of the Merger Agreement and (y) any other adjustment required pursuant to the Merger Agreement).

Exchange Ratio Adjustments to Prevent Dilution

If between the date of the Merger Agreement and the Closing Effective Time, the outstanding Cedar Fair Units or shares of Six Flags Common Stock are changed into a different number of units or shares, as applicable, by reason of any reclassification, recapitalization, split-up, combination, exchange of units or shares, dividend payable in stock or other securities or other similar transaction, the Cedar Fair Exchange Ratio, the Six Flags Exchange Ratio, the Cedar Fair Merger Consideration, the Six Flags Merger Consideration, or the amount of the Special Dividend and related provisions will be adjusted under certain conditions to provide the holders of Cedar Fair Units, Six Flags Common Stock, Cedar Fair Equity Awards and Six Flags Equity Awards the same economic effect contemplated by the Merger Agreement prior to any such transaction, and in any event to ensure that the Cedar Fair Merger Consideration amounts to the aggregate number of shares of CopperSteel Common Stock representing at least 51.01% of the voting power of all issued and outstanding shares of CopperSteel Common Stock immediately following the Closing Effective Time.

The high and low trading prices for the Six Flags Common Stock as of November 2, 2023, the last trading day immediately before the public announcement of the Mergers, were $22.70 and $20.62, respectively. The high and low trading prices for the Cedar Fair Units as of November 2, 2023 the last trading day immediately before the public announcement of the merger, were $38.22 and $34.53, respectively. We urge you to obtain current market quotations before voting your shares.

Treatment of Six Flags Equity Awards in the Mergers

Six Flags Stock Options

At the Closing Effective Time, each outstanding Six Flags Stock Option, whether vested or unvested, will be converted into a number of CopperSteel Stock Option, equal to the product (rounded up to the nearest whole number) of (x) the number of shares of Six Flags Common Stock that were subject to such Six Flags Stock Option immediately prior to the Closing Effective Time and (y) the Six Flags Exchange Ratio. Each CopperSteel Stock Option will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Six Flags Stock Option immediately prior to the Closing Effective Time, and will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following Closing Effective Time. Any Six Flags Stock Option that does not provide for dividend or dividend equivalent rights will be deemed to include such rights for the limited purpose of such Six Flags Stock Option being eligible to receive payment of the Special Dividend, and any amounts relating to dividend or dividend equivalent rights (including the Special Dividend) that are accrued or credited and unpaid as of the Closing Effective Time, will be carried over and paid if and when required in accordance with the terms of the corresponding and conditions that were applicable to the corresponding Six Flags Stock Option prior to the Closing Effective Time.

Six Flags Restricted Shares

At the Closing Effective Time, each outstanding Six Flags Restricted Share will be converted into a number of CopperSteel Restricted Shares equal to the product (rounded up to the nearest whole number) of (x) one (1) and (y) the Six Flags Exchange Ratio. Each CopperSteel Restricted Share will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Six Flags Restricted Share immediately prior to the Closing Effective Time, and will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following the Closing Effective Time. Any Six Flags Restricted Share that does not provide for dividend or dividend equivalent rights will be deemed to include such rights for the limited purpose of such Six Flags Restricted Share being eligible to receive payment of the Special Dividend, and any amounts relating to dividend or dividend equivalent rights (including the Special Dividend) that are accrued or credited and unpaid as of the Closing Effective Time, will be carried over and paid if and when required in accordance with the terms of the corresponding and conditions that were applicable to the corresponding Six Flags Restricted Share prior to the Closing Effective Time.

Six Flags RSU Awards

At the Closing Effective Time, each outstanding Six Flags RSU Award, whether vested or unvested, will be converted into a number of CopperSteel RSU Awards, equal to the product (rounded up to the nearest whole number) of (x) the number of shares of Six Flags Common Stock underlying the Six Flags RSU Award immediately prior to the to the Closing Effective Time and (y) the Six Flags Exchange Ratio. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Six Flags RSU Award immediately prior to the Closing Effective Time, and will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following the Closing Effective Time. Any Six Flags RSU Award that does not provide for dividend or dividend equivalent rights will be deemed to include such rights for the limited purpose of such Six Flags RSU Award being eligible to receive payment of the Special Dividend, and any amounts relating to dividend or dividend equivalent rights (including the Special Dividend) that are accrued or credited and unpaid as of the Closing Effective Time, will be carried over and paid if and when required in accordance with the terms of the corresponding and conditions that were applicable to the corresponding Six Flags RSU Award prior to the Closing Effective Time.

Six Flags PSU Awards

At the Closing Effective Time, each outstanding Six Flags PSU Award will be converted into a CopperSteel RSU Award. The number of shares of CopperSteel Common Stock subject to each CopperSteel RSU Award will equal the product (rounded up to the nearest whole number) of (A) the number of shares of Six Flags Common Stock subject to such Six Flags PSU Award determined in accordance with the immediately following sentence and (B) the Six Flags Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of Six Flags Common Stock subject to subject to such Six Flags PSU Award shall be determined based on the higher of target performance and actual performance through the Closing Effective Time as reasonably determined by Six Flags Board or the appropriate committee thereof. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Six Flags PSU Award immediately prior to the Closing Effective Time except that they will no longer be subject to performance-vesting conditions, and will be subject to vesting protections for qualifying terminations that occur within a period of 24 months following the Closing Effective Time. Any Six Flags PSU Award that does not provide for dividend or dividend equivalent rights will be deemed to include such rights for the limited purpose of such Six Flags PSU Award being eligible to receive payment of the Special Dividend, and any amounts relating to dividend or dividend equivalent rights (including the Special Dividend) that are accrued or credited and unpaid as of the Closing Effective Time, will be carried over and paid if and when required in accordance with the terms of the corresponding and conditions that were applicable to the corresponding Six Flags PSU Award prior to the Closing Effective Time.

Six Flags Deferred Share Unit Awards

At the Closing Effective Time, each outstanding Six Flags Deferred Share Unit Award will be cancelled and entitled the holder thereof to receive (without interest), as soon as reasonably practicable after the Closing Effective Time (but in any event no later than ten business days thereafter), (A) a number of fully vested shares of CopperSteel Common Stock equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Six Flags Common Stock subject to such Six Flags Deferred Share Unit Award immediately prior to the Closing Effective Time, and (ii) the Six Flags Exchange Ratio, and (B) any amounts related to dividend or dividend equivalent rights, if any, granted in respect of such Six Flags Deferred Share Unit Award that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Special Dividend). Any Six Flags Deferred Share Unit Award that does not provide for dividend or dividend equivalent rights will be deemed to include such rights for the limited purpose of such Six Flags Deferred Share Unit Award being eligible to receive payment of the Special Dividend.

The Six Flags ESPP

The Six Flags ESPP will terminate immediately prior to the Closing Effective Time. For any offering period in effect under the Six Flags ESPP prior to the Closing Effective Time, Six Flags shall establish a new exercise date to be set under the Six Flags ESPP, in accordance with the terms and conditions of the Six Flags ESPP and applicable laws, which date shall be no later than five business days prior to the Closing Effective Time, with the automatic purchase of Six Flags Common Stock with respect to accumulated employee contributions of each participant under the Six Flags ESPP in respect of such offering period to occur on such date. Six Flags shall prohibit participants in the Six Flags ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the Six Flags ESPP in accordance with the terms and conditions of the Six Flags ESPP, or as otherwise required by applicable law). The amount of the accumulated contributions of each participant under the Six Flags ESPP as of immediately prior to the Six Flags exercise date shall, to the extent not used to purchase Six Flags Common Stock in accordance with the terms and conditions of the Six Flags ESPP and the Merger Agreement, be refunded to such participant as promptly as practicable following the Closing Effective Time (without interest).

Treatment of Cedar Fair Equity Awards in the Mergers

Cedar Fair Restricted Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Restricted Unit will be converted into a number of CopperSteel Restricted Shares, equal to the product (rounded up to the nearest whole number) of (x) one (1) and (y) the Cedar Fair Exchange Ratio. Each CopperSteel Restricted Share will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Restricted Unit immediately prior to the Cedar Fair First Merger Effective Time. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Restricted Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Restricted Unit immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Phantom Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Phantom Unit, whether vested or unvested, will be converted into a number of CopperSteel RSU Awards, equal to the product (rounded up to the nearest whole number) of (x) one (1) and (y) the Cedar Fair Exchange Ratio. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Phantom Unit immediately prior to the Cedar Fair First Merger Effective Time. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Phantom Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Phantom Unit immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Performance Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Performance Unit, whether vested or unvested, will be converted into a CopperSteel RSU Award. The number of shares of CopperSteel Common Stock subject to each CopperSteel RSU Award will equal the product (rounded up to the nearest whole number) of (A) the number of Cedar Fair Units subject to such Cedar Fair Performance Unit determined in accordance with the immediately following sentence and (B) the Cedar Fair Exchange Ratio. For purposes of the immediately preceding sentence, the number of Cedar Fair Units subject to such Cedar Fair Performance Units shall be determined based on (x) for Cedar Fair Performance Units that are subject to a performance period (or portion thereof) in which the Closing Effective Time occurs, the higher of target performance and actual performance through the Cedar Fair First Merger Effective Time as reasonably determined by the Cedar Fair Board or the appropriate committee thereof and (y) for Cedar Fair Performance Units that are subject to any performance period (or portion thereof) that begins after the Closing Effective Time, target performance. Each CopperSteel RSU Award will continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Cedar Fair Performance Unit immediately prior to the Cedar Fair First Merger Effective Time, except that they will no longer be subject to performance-vesting conditions. Any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Performance Units that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, will be carried over and paid if and when required in accordance with the terms that were applicable to the corresponding Cedar Fair Performance Units immediately prior to the Cedar Fair First Merger Effective Time.

Cedar Fair Unit-Settled Deferred Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Unit-Settled Deferred Unit will be cancelled and entitle the holder thereof to receive (without interest), as soon as reasonably practicable after the

Cedar Fair First Merger Effective Time (but in any event no later than ten business days thereafter), (A) a number of fully vested shares of CopperSteel Common Stock equal to the product (rounded up to the nearest whole number) of (x) the number of Cedar Fair Units underlying the Cedar Fair Unit-Settled Deferred Unit Award immediately prior to the Cedar Fair First Merger Effective Time and (y) the Cedar Fair Exchange Ratio, and (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Unit-Settled Deferred Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, less applicable taxes required to be withheld with respect thereto.

Cedar Fair Cash-Settled Deferred Units

At the Cedar Fair First Merger Effective Time, each outstanding Cedar Fair Cash-Settled Deferred Unit will be cancelled and entitle the holder thereof to receive (without interest), as soon as reasonably practicable after the Cedar Fair First Merger Effective Time (but in any event no later than ten business days thereafter), (A) a cash payment equal to the product (rounded up to the nearest whole number) of (x) the number of Cedar Fair Units underlying the Cedar Fair Cash-Settled Deferred Unit immediately prior to the Cedar Fair First Merger Effective Time and (y) the closing price of a Cedar Fair Unit on the New York Stock Exchange as reported by Bloomberg L.P. on the day immediately prior to the Closing Date, plus (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cedar Fair Cash-Settled Deferred Unit that are accrued or credited and unpaid as of the Cedar Fair First Merger Effective Time, less applicable taxes required to be withheld with respect thereto.

Governance

The Merger Agreement set forth certain post-Closing governance arrangements, including that the CopperSteel Board will initially consist of 12 directors divided evenly into three classes, designated Class I, Class II and Class III, (i) six of whom will be persons designated by Cedar Fair from the directors of Cedar Fair serving prior to the Closing Effective Time, divided evenly as Class I, Class II, and Class III directors, one of whom will be Mr. Richard A. Zimmerman, current President and Chief Executive Officer of Cedar Fair, if he is the President and Chief Executive Officer of Cedar Fair immediately prior to the Cedar Fair First Merger Effective Time, and one of whom will be Mr. Daniel J. Hanrahan, current Chairman of the Cedar Fair Board, who will serve as Lead Independent Director of the CopperSteel Board, provided he remains Chairman of the Cedar Fair Board immediately prior to the Cedar Fair First Merger Effective Time, and (ii) six of whom will be persons designated by Six Flags from the directors of Six Flags serving prior to the Closing Effective Time, divided evenly as Class I, Class II, and Class III directors, one of whom will be Mr. Selim A. Bassoul current President and Chief Executive Officer of Six Flags, if he is the President and Chief Executive Officer of Six Flags immediately prior to the Closing Effective Time and one of whom will be Mr. Ben Baldanza, current Non-Executive Chairman of Six Flags, who will serve on the CopperSteel Board and Integration Committee, provided he remains on the Six Flags Board immediately prior to the Closing Effective Time. Additionally, Chieh Huang, Enrique Ramirez Mena, Arik Ruchim, and Marilyn Spiegel have been designated by Six Flags and Louis Carr, Michelle Frymire, Jennifer Mason and D. Scott Olivet have been designated by Cedar Fair to serve on the CopperSteel Board. As of the date of this proxy statement/prospectus, the classification of each director has not been determined.

In addition, under the terms of the Merger Agreement, each of the directors of CopperSteel other than Messrs. Zimmerman and Bassoul must qualify as independent under the listing standards of the NYSE (or other applicable exchange) and the applicable rules of the SEC.

At the Closing Effective Time, (i) Mr. Zimmerman, current President and Chief Executive Officer of Cedar Fair, will serve as President and Chief Executive Officer of CopperSteel and (ii) Mr. Bassoul, current President and Chief Executive Officer of Six Flags, will serve as Executive Chairman of the CopperSteel Board. Mr. Daniel J. Hanrahan, current Chairman of the Cedar Fair Board, will serve as Lead Independent Director of the CopperSteel Board, provided he remains Chairman of the Cedar Fair Board immediately prior to the Cedar Fair First Merger Effective Time.

The responsibilities of the Executive Chairman of CopperSteel will include:

•	Chairing CopperSteel Board meetings, including executive sessions (other than independent director only sessions);

•	Partnering with the Chief Executive Officer and the Lead Independent Director to develop agendas for meetings of the CopperSteel Board;

•	Attending meetings with company leadership upon request from Chief Executive Officer;

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Partnering with the Chief Executive Officer on the development of a detailed integration plan for CopperSteel Board approval to ensure the transaction and combined parks portfolio aligns with the combined company’s strategy and value creation goals;

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Overseeing the execution of cost synergies and integration strategies, working closely with the Chief Executive Officer to integrate cultures and ensure operational efficiencies while enhancing stockholder value, employee morale and guest satisfaction;

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Partnering with the Chief Executive Officer to track post-integration performance of the combined company against expected outcomes and make adjustments as necessary to ensure the realization of aligned goals;

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In coordination with the Chief Executive Officer, managing communications with stakeholders to articulate the rationale behind the transaction, expected synergies and achievement of synergies, how the transaction fits into the broader strategic vision and progress toward integration;

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Overseeing development of the planned park in Saudi Arabia until its opening in spring 2025, serve as main liaison with park partners in Saudi Arabia and facilitate introductions and involvement of the Chief Executive Officer and Chief Operating Officer in connection with the planned park in Saudi Arabia; and

•	Any other responsibilities as the CopperSteel Board may designate from time to time.

The responsibilities of the Lead Independent Director of CopperSteel will include:

•	Presiding over executive sessions of independent directors and other meetings of the CopperSteel Board at which the Executive Chairman is not present;

•	Serving as principal liaison on CopperSteel Board-wide issues between the independent directors and the Executive Chairman and Chief Executive Officer;

•	Providing leadership to the CopperSteel Board if circumstances arise in which the role of the Executive Chairman may be, or may be perceived to be, in conflict;

•	Partnering with the Executive Chairman and Chief Executive Officer to develop and approve meeting agendas and meeting schedules for the CopperSteel Board;

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Approving, in consultation with the Executive Chairman, information sent to the CopperSteel Board and assisting and communicating with the Executive Chairman and/or the Chief Executive Officer if the CopperSteel Board requires additional materials or analyses;

•	Having the authority to call meetings of the independent directors;

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Serving as the point of contact for communications from stockholders, stakeholders or other interested parties directed to the Lead Independent Director or the non-management directors or the CopperSteel Board as a group;

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In conjunction with the Chairman of the Nominating and Governance Committee, presiding over the annual performance evaluation of the CopperSteel Board, including the performance evaluation of each CopperSteel Board committee and individual CopperSteel Board members;

•	Facilitating the CopperSteel Board’s performance evaluation of the Executive Chairman and Chief Executive Officer in conjunction with the Compensation Committee;

•	In conjunction with the Chair of the Nominating and Governance Committee, being actively involved in the CopperSteel Board design and committee composition; and

•	Other responsibilities the CopperSteel Board may determine from time to time.

At the Closing Effective Time, the CopperSteel Board will establish three standing committees: an Audit Committee; a Nominating and Governance Committee; and a Compensation Committee, each of which will be comprised of an equal number of directors designated by Six Flags and Cedar Fair. The chair of the Audit Committee will be one of the independent directors designated by Cedar Fair; provided that the chair of the Audit Committee must comply with all independence and financial literacy requirements of the SEC and the NYSE (or other applicable exchange). The chairs of the Nominating and Governance Committee and the Compensation Committee will each be one of the independent directors designated by Six Flags.

At the Closing Effective Time, the CopperSteel Board will also establish an Integration Committee of the CopperSteel Board, comprised of four directors, (i) two of whom, Messrs. Zimmerman and Hanrahan, are directors designated by Cedar Fair to the CopperSteel Board and (ii) two of whom, Messrs. Bassoul and Ben Baldanza, are directors designated by Six Flags to the CopperSteel Board.

As of the date of this proxy statement/prospectus, other than as set forth above, the individuals to serve on the CopperSteel Board at Closing Effective Time have not been determined.

Exchange Fund

Prior to the Closing Effective Time, Six Flags and Cedar Fair will mutually designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging the Six Flags Common Stock Certificates, the Cedar Fair Certificates (together with the Six Flags Common Stock Certificates, the “Certificates”), Six Flags Book-Entry Shares and Cedar Fair Book-Entry Units for the Cedar Fair Merger Consideration and Six Flags Merger Consideration. In addition, at or prior to the Cedar Fair First Merger Effective Time, CopperSteel will, and Six Flags will cause CopperSteel to, deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Cedar Fair Units and the holders of shares of Six Flags Common Stock evidence of shares of CopperSteel Common Stock representing the aggregate amount of shares of CopperSteel Common Stock sufficient to deliver the Cedar Fair Merger Consideration and Six Flags Merger Consideration (such shares, together any dividends or distributions with respect thereto, referred to herein as, the “Exchange Fund”). The Exchange Agent will deliver the Cedar Fair Merger Consideration and Six Flags Merger Consideration out of the Exchange Fund.

As soon as reasonably practicable after the Closing Effective Time, the Exchange Agent will mail to each Six Flags Common Stock Certificate holder of record and to each holder of record of a Cedar Fair Certificate:

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a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent, and which will be in such form and have such other provisions as CopperSteel may reasonably specify) and

•	instructions for use in effecting the surrender of the Certificates in exchange for the applicable Six Flags Merger Consideration or Cedar Fair Merger Consideration.

Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by CopperSteel, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in exchange therefor that number of whole shares of CopperSteel Common Stock or cash, as applicable, that such holder has the right to receive, and the Certificate so surrendered will forthwith be canceled.

No holder of record of a Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit will be required to deliver a letter of transmittal or surrender such Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of such Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit will be entitled, upon or following the applicable effective time, to receive in exchange therefore the applicable Merger Consideration.

If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate, Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit is registered, it will be a condition to the registration of such Merger Consideration that the surrendered Certificate will be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration will pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate, Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

Until surrendered, each Certificate, Six Flags Book-Entry Share or a Cedar Fair Book-Entry Unit will be deemed at any time after the Cedar Fair First Merger Effective Time or the Closing Effective Time, as applicable, to represent only the right to receive upon such surrender the Six Flags Merger Consideration or the Cedar Fair Merger Consideration, as applicable, and the Special Dividend. No interest will be paid or will accrue for the benefit of holders of Certificates, Six Flags Book-Entry Shares or Cedar Fair Book-Entry Units on the Six Flags Merger Consideration or Cedar Fair Merger Consideration, as applicable, payable upon the surrender of Certificates, Six Flags Book-Entry Shares or Cedar Fair Book-Entry Units.

Any portion of the Six Flags Merger Consideration or the Cedar Fair Merger Consideration made available to the Exchange Agent pursuant to the Mergers that remains undistributed to the holders of the Certificates, Six Flags Book-Entry Shares or Cedar Fair Book-Entry Units for one year after the Closing Effective Time will be delivered to CopperSteel, upon demand, and any holders of the Certificates, Six Flags Book-Entry Shares or Cedar Fair Book-Entry Units who have not theretofore complied with the Merger Agreement will thereafter be entitled to look only to CopperSteel for payment of their claim for any shares of CopperSteel Common Stock, any cash consideration, any cash in lieu of fractional shares of CopperSteel Common Stock and any dividends or distributions with respect to CopperSteel Common Stock.

Lost, Stolen or Destroyed Stock Certificates

If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by CopperSteel or the Exchange Agent, the posting by such person of a bond in such reasonable amount as CopperSteel or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the Six Flags Merger Consideration or the Cedar Fair Merger Consideration, as applicable, with respect to the Cedar Fair Units or shares of Six Flags Common Stock, as applicable, formerly represented thereby, any cash in lieu of fractional shares of CopperSteel Common Stock, any cash in respect of the Special Dividend and unpaid dividends and distributions on shares of CopperSteel Common Stock deliverable in respect thereof, pursuant to the Merger Agreement.

Withholding Rights

Each of CopperSteel, the Exchange Agent and any other applicable withholding agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Cedar Fair to Six Flags, and by Six Flags, CopperSteel or Copper Merger Sub to Cedar Fair. Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

The Merger Agreement provides that a “Material Adverse Effect” means, on Cedar Fair or Six Flags, any fact, circumstance, effect, change, event or development, which we refer to as an “Effect”, that materially adversely affects the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole. However, no effect resulting from or arising out of the following will be taken into account in determining whether there has been a Material Adverse Effect:

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general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred);

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any failure, in and of itself, by Cedar Fair or Six Flags to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on Cedar Fair or Six Flags, respectively, if such facts or occurrences would not otherwise be excluded by another clause of this definition);

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the execution and delivery of the Merger Agreement or the public announcement or pendency of the Mergers or any of the other transactions contemplated by the Merger Agreement, including, solely to the extent arising out of the forgoing, the impact thereof on the relationships, contractual or otherwise, of Cedar Fair and its subsidiaries, or Six Flags and its subsidiaries, respectively, with employees, customers, suppliers or partners (provided, that this clause will not apply to any representation or warranty that is intended to address the consequences of the negotiation, execution, announcement or pendency of the transactions contemplated by the Merger Agreement or with respect to any condition to Closing to the extent such condition relates to any such representation or warranty);

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any change, in and of itself, in the market price or trading volume of Cedar Fair’s or Six Flags’, respectively, securities or credit ratings or Cedar Fair or Six Flags, respectively (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Cedar Fair or Six Flags, respectively, if such facts or occurrences would not otherwise be excluded by another clause of this definition);

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any change in applicable law, regulation or GAAP (or authoritative interpretation thereof) (in each case, other than any Effect that affects either Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a “Material Adverse Effect” has occurred);

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geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement (in each case, other than any Effect that affects either Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a “Material Adverse Effect” has occurred);

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any hurricane, tornado, flood, earthquake or other natural disaster or act of God, epidemic, pandemic or contagious disease outbreak (including COVID-19) or other similar force majeure events in the United States or any other country or region in the world (or any worsening of any of the foregoing), including, in each case, the response of governmental entities thereto (including COVID-19 Measures) (in each case, other than any Effect that affects either Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a “Material Adverse Effect” has occurred);

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any action taken (or not taken) by such party or any of its subsidiaries, that is expressly required to be taken (or not to be taken) by the Merger Agreement (other than the carrying of their respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them);

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any action taken by Cedar Fair or any of its subsidiaries, or Six Flags and its subsidiaries, respectively, at the express written request of the other party or with the other party’s written consent; or

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Effects that are the result of factors generally affecting the industry, markets or geographical areas in which such party and its subsidiaries operate (in each case, other than any Effect that affects either Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Cedar Fair and its subsidiaries or Six Flags and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a “Material Adverse Effect” has occurred).

In the Merger Agreement, each party has made representations and warranties regarding, among other topics:

•	organization, corporate power, good standing and qualification to do business of the party and its subsidiaries;

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authority to execute and deliver and perform its obligations under, and to consummate the transactions contemplated by, the Merger Agreement and the enforceability of the Merger Agreement against the party;

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capital structure, including the number of shares of units, common stock, preferred stock, stock options and other stock-based awards outstanding and the ownership of the capital stock of each of its subsidiaries;

•	the consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	the absence of undisclosed liabilities and off-balance sheet arrangements;

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the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of entering into the Merger Agreement and consummating the Mergers and the other transactions contemplated thereby;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus or the Form S-4 of which this proxy statement/prospectus forms a part;

•	the absence of a Material Adverse Effect since July 2, 2023 for Six Flags and June 25, 2023 for Cedar Fair;

•	the conduct of business in the ordinary course consistent with past practice from July 2, 2023 for Six Flags and June 25, 2023 for Cedar Fair through the date of the Merger Agreement;

•	compliance with applicable laws and the absence of certain litigation and governmental orders;

•	existence of litigation;

•	employee benefit matters, including matters related to employee benefit plans;

•	labor and employment matters, including matters related to collective bargaining agreements, agreements with works councils and labor practices;

•	tax matters;

•	applicable equity holder vote required in connection with the transactions contemplated by the Merger Agreement;

•	the inapplicability of state takeover statutes to the transactions contemplated by the Merger Agreement;

•	intellectual property matters and data privacy and cybersecurity matters;

•	certain contracts;

•	environmental matters;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended;

•	owned and leased real property;

•	receipt of opinions from the party’s financial advisors; and

•	broker’s fees and expenses payable in connection with the Mergers.

In addition, each of CopperSteel and Copper Merger Sub made certain representations regarding the formation, organization, standing, corporate power and capitalization of, and certain other matters with respect to, each of Copper Merger Sub and CopperSteel.

Closing

The Closing will occur at 10:00 a.m., New York Time, on the third business day after all Closing Conditions contained in the Merger Agreement have been fulfilled or waived (other than those conditions that by their terms are to be fulfilled at Closing, but subject to fulfillment or waiver of such conditions), unless another time or date is agreed in writing by the parties thereto. For a description of the conditions to the Closing, see the section entitled “The Merger Agreement — Conditions to Completion of the Mergers.”

Effective Times

Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will cause the Mergers to be consummated in the following order by (a) first filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Cedar Fair First Certificate of Merger”) with respect to the Cedar Fair First Merger, duly executed and completed in accordance with the relevant provisions of the DLLCA and DRULPA, and will make all other filings or recordings required under the DLLCA and the DRULPA, (b) second filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Cedar Fair Second Certificate of Merger”) with respect to the Cedar Fair Second Merger, duly executed and completed in accordance with the relevant provisions of the DGCL and DRULPA, and will make all other filings or recordings required under the DGCL and the DRULPA and (c) third filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Six Flags Certificate of Merger”, together with the Cedar Fair First Certificate of Merger and the Cedar Fair Second Certificate of Merger, the “Certificates of Merger”, and each, a “Certificate of Merger”) with respect to the Six Flags Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL.

Each Merger will become effective at the time when the applicable Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed by the parties and specified in the applicable Certificate of Merger; provided, that the Cedar Fair First Merger Effective Time and the Cedar Fair Second Merger Effective Time must be prior to Closing Effective Time.

Covenants and Agreements

Conduct of Business

Each of Six Flags and Cedar Fair has undertaken certain covenants in the Merger Agreement restricting, or requiring maintenance of certain standards related to, the conduct of their respective businesses between the date of the Merger Agreement and the Closing Effective Time. In general, each of Six Flags and Cedar Fair has agreed to, and to cause their respective subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them.

In addition to these agreements regarding conduct of business generally, each of Six Flags and Cedar Fair has agreed to various specific restrictions relating to the conduct of its business, including with respect to the following (subject in each case to exceptions specified in the Merger Agreement or previously disclosed in writing to the other party as provided in the Merger Agreement):

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other than (i) dividends and distributions by a direct or indirect wholly owned subsidiary of a party to its parent, (ii) any regular quarterly distribution made by Cedar Fair in accordance with its distribution policy in an amount up to $0.30 per Cedar Fair Unit, and (iii) the declaration and payment of the Special Dividend, declaring, setting aside or paying any dividends on, making any distributions in respect of, or entering into any agreement with respect to the voting of, any of its capital stock;

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splitting, combining or reclassifying any of its equity securities or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for any of its existing equity securities;

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purchasing, redeeming or otherwise acquiring any shares of its or its subsidiaries’ equity securities, other than (i) the acquisition of shares from a holder of a Cedar Fair Equity Award or Six Flags Equity Award outstanding as of the date of the Merger Agreement or granted on or after date of the Merger Agreement not in violation of the Merger Agreement, in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof, or in connection with the forfeiture of any Cedar Fair or Six Flags respective equity awards that are outstanding as of the date of the Merger Agreement or granted on or after the date of the Merger Agreement and not in violation of the Merger Agreement and (ii) Cedar Fair may redeem all or a portion of the Special LP Interests from holders thereof for an amount in cash equal to the amount that would otherwise be paid to such holders of Special LP Interests;

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issuing, delivering, selling, pledging or otherwise encumbering or subjecting to any lien any shares of its equity securities (other than (i) in connection with the settlement of equity compensation granted under the applicable Cedar Fair Equity Plan or Six Flags Equity Plan, and outstanding as of the date of the Merger Agreement and (ii) as required by a benefit plan in effect on the date of the Merger Agreement);

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other than in the ordinary course of business consistent with past practice, amending, renewing, terminating or waiving any material provision of certain specified contracts except in connection with any amendments to, and normal renewals of, such contracts without materially adverse changes, additions or deletions of terms;

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entering into any new agreement or contract or other binding obligation containing (i) any material restriction on the ability of it or its subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (ii) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Closing Effective Time, would impose obligations on CopperSteel or its affiliates, or (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses, taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, any preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any person;

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(i) merging with or entering into a consolidation with or otherwise acquiring an interest of 50% or more of the outstanding equity interests in any person, or acquiring a substantial portion of the assets or business of any person (or any division or line of business thereof), (ii) authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization (excluding any transaction involving only the direct or indirect wholly owned subsidiaries of the relevant party), (iii) otherwise acquiring (including, through leases, subleases and licenses of real property) any assets or (iv) entering into any material new line of business, subject to certain exceptions, including in the case of (iii), with respect to capital expenditures otherwise permitted, and in the case of (i) and (iii) (but specifically excluding any merger or consolidation of Six Flags, Cedar Fair, CopperSteel or Copper Merger Sub with any person), transactions in the ordinary course of business consistent with past practice, transactions involving only direct or indirect wholly owned subsidiaries, or transactions with respect to which the aggregate consideration does not exceed $20 million;

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(i) transferring, selling, leasing, subleasing, licensing, sublicensing, abandoning, waiving, relinquishing, assigning, swapping or otherwise disposing of any material assets or material properties of it or any of its subsidiaries or (ii) mortgaging or pledging any material assets or material properties of it or any of its subsidiaries, or subjecting any such assets or properties to any other lien not otherwise permitted by the Merger Agreement, subject to certain exceptions, including (x) for assets or properties that are not intellectual property, in the ordinary course of business consistent with past practice and with respect to IP, non-exclusive licenses or sublicenses of intellectual property granted to customers or contractors in the ordinary course or business consistent with past practices, (y) for assets and properties associated with discontinued operations and (z) pursuant to one or more such transactions with respect to which the aggregate consideration does not exceed $10 million, and solely with respect to clause (ii), as may be required in connection with the terms of Cedar Fair’s or Six Flags’ respective credit facilities in effect on the date of the Merger Agreement or their respective existing indentures (and solely with respect to Cedar Fair, as such Indentures may be amended pursuant to the Consent Solicitation of Cedar Fair’s notes);

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creating, incurring or assuming any indebtedness for borrowed money, or issuing any debt securities or any right to acquire debt securities, assuming, guaranteeing, endorsing or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the indebtedness of another person, entering into any agreement to maintain any financial statement condition of another person or entering into any arrangement having the economic effect of any of the foregoing, subject to certain exceptions, including (i) indebtedness incurred in the ordinary course of business and consistent with past practice under Cedar Fair’s and Six Flags’ respective current debt agreements and facilities in effect as of the date of the Merger Agreement or any indebtedness incurred that replaces, renews, extends, refinances or refunds such existing indebtedness (including indebtedness incurred to repay or refinance related fees and expenses), (ii) intercompany indebtedness solely involving it or its direct or indirect wholly owned subsidiaries, (iii) as required by existing contracts entered into in the ordinary course of business, (iv) indebtedness for borrowed money not to exceed $50 million in aggregate principal amount outstanding at any time (provided that for any debt in excess of $25 million in aggregate principal amount outstanding at any time, the party incurring such debt will consult in advance with the other party), or (v) credit support or guarantees by it of indebtedness for borrowed money for its subsidiaries incurred in compliance with the Merger Agreement;

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waiving, releasing, assigning, settling or compromising any pending or threatened action which is (i) material to its and its subsidiaries’ business, taken as a whole, or (ii) otherwise involves the payment by such party of an amount in excess of $3 million (excluding any amounts that may be paid under existing insurance policies);

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(i) making, changing or revoking any material tax election, (ii) settling or compromising any material tax claim or liability, (iii) changing (or making a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes or changing any annual accounting period for tax purposes or (iv) filing any material amended tax return;

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increasing or changing the compensation or benefits, other than in the ordinary course of business and consistent with past practice, except that Six Flags and Cedar Fair will not and will not permit any of their respective subsidiaries to, except as required by any of Cedar Fair’s or Six Flags’ benefit plans in effect as of the date of the Merger Agreement or as amended after the date of the Merger Agreement or as required by applicable law, (i) grant any equity awards or other long-term incentive or equity-based awards, or amend or modify the terms of any outstanding equity awards, (ii) grant any transaction or retention bonuses, (iii) increase or change the compensation or benefits payable to any executive officer, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (v) increase or change the severance, termination pay or similar terms applicable to any current or former employee or individual service provider, (vi) hire any employee or individual service provider with annual base cash compensation in excess of $150,000 or terminate the employment of any executive officer (in each case, other than terminations for cause), or (vii) adopt, materially amend, or terminate any of Cedar Fair’s or Six Flags’ respective benefit plans;

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changing any of its material financial accounting policies or procedures currently in effect, except as required by generally accepted accounting principles, Regulation S-X of the Exchange Act, or a governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), or as required by applicable law;

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entering into interest rate swaps, foreign exchange or commodity arrangements or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

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other than in the ordinary course of business consistent with past practice or as necessary to maintain value and functionality of its facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), making aggregate capital expenditures greater than 120% aggregate amount of Cedar Fair’s budgeted capital expenditures for Cedar Fair’s 2024 fiscal year or Six Flags’ long range plan, each as disclosed to the other party;

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writing up, writing down or writing off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be consistent with its financial accounting policies and procedures and generally accepted accounting principles;

•	amending the organizational documents of Cedar Fair, Six Flags, CopperSteel or Copper Merger Sub;

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implementing any broad-based cost reduction initiative (including employee layoffs, reductions in force or other similar actions that could reasonably be expected to trigger notice obligations under the WARN Act), except to the extent either party has consulted with the other in good faith prior to such implementation; and

•	authorizing, or committing or agreeing to take, any of the foregoing actions.

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Six Flags and Cedar Fair in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the Closing Effective Time;

•	cooperation between Six Flags and Cedar Fair in connection with public announcements;

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the use of Six Flags reasonable best efforts, with the cooperation of Cedar Fair, to cause the CopperSteel Common Stock to be issued in the Mergers to be approved for listing on the NYSE (or such other stock exchange mutually agreed between Six Flags and Cedar Fair prior to Closing), subject to official notice of issuance, as promptly as practicable after the date of the Merger Agreement, but in any event prior to the Closing Date;

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each party’s reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary to enable the deregistration of the Six Flags Common Stock and Cedar Fair Units under the Exchange Act as promptly as practicable after the Closing Date (and in no event no more than ten days after the Closing Date);

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each party’s use of reasonable best efforts to (i) cause the Six Flags Merger to qualify for the intended Six Flags Tax Treatment, (ii) cause the Cedar Fair Mergers to qualify for the intended Cedar Fair Tax Treatment, and (iii) deliver or cause to be delivered officers’ certificates containing all reasonably requested representations in connection with the delivery of any tax opinions of counsel, whether or not required in connection with any public document (and each party’s causing of their respective subsidiaries and affiliates to use reasonable best efforts to effect the foregoing);

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CopperSteel’s timely preparation of the U.S. federal and applicable state and local income tax returns, the income shown on which is required to be included on tax returns of the Cedar Fair Unitholders on a “pass-through” basis, for the taxable year of Cedar Fair ending on the Closing Date;

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actions to consummate the Mergers and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the Merger Agreement;

•	cooperation between Six Flags and Cedar Fair in connection with the implementation of certain indebtedness arrangements;

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cooperation between CopperSteel, Six Flags and Cedar Fair in taking all such steps as are reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of Six Flags and Cedar Fair equity securities by directors or officers of Cedar Fair, Six Flags or CopperSteel to be exempt under Rule 16b-3 promulgated under the Exchange Act;

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keeping the other party reasonably informed, and promptly advised, regarding stockholder or unitholder litigation, as applicable, commenced after the date of the Merger Agreement and giving such other party the opportunity to participate in the defense or settlement of such litigation (provided that no such settlement will be agreed without the other party’s prior consent, which consent is not to be unreasonably withheld, conditioned or delayed); and

•	the declaration of the Special Dividend by the Six Flags Board, with payment contingent upon the consummation of the Mergers.

Efforts to Obtain Required Stockholder Vote

Six Flags has agreed to hold a special meeting of the Six Flags Stockholders as promptly as practicable after the registration statement on Form S-4 of which this proxy statement/prospectus is a part (including any amendments and supplements thereto) is declared effective for the purpose of obtaining Six Flags Stockholder Approval of the Merger Agreement Proposal, provided that Six Flags can postpone or adjourn such special meeting to: (i) to solicit additional proxies for the purpose of obtaining the Six Flags Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Six Flags has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Six Flags Stockholders prior to the Six Flags Special Meeting. Six Flags can postpone or adjourn the Six Flags Special Meeting up to two times for up to 30 days each time upon the mutual decision of Six Flags and Cedar Fair, each acting reasonably.

Subject to the ability of the Six Flags Board to effect a Six Flags Recommendation Change, Six Flags is required to, through the Six Flags Board, recommend to the Six Flags Stockholders the Merger Agreement Proposal. The Six Flags Board has approved the Merger Agreement and the Six Flags Merger by vote of its directors and adopted resolutions directing that the Merger Agreement Proposal be submitted to the Six Flags Stockholders for their consideration.

Efforts to Complete the Mergers

Subject to the terms and conditions of the Merger Agreement, each of Six Flags and Cedar Fair have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by the Merger Agreement, including:

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the obtaining of all necessary actions or non-actions, waivers, consents and approvals from governmental entities, including any required action or non-action under specified antitrust laws prior to the Closing Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any required consents from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties;

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except insofar as Six Flags and Cedar Fair may otherwise agree, the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement; and

•	refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Mergers.

In furtherance and not in limitation of the foregoing, each of Six Flags and Cedar Fair agreed to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within ten business days of the date of the Merger Agreement, (ii) appropriate filings, if any are required, pursuant to any other specified antitrust laws as promptly as practicable and (iii) all other necessary filings with other governmental entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to laws by such authorities, including antitrust laws, such as a Second Request under the HSR Act, and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act and any other specified antitrust laws and the receipt of the required consents as soon as practicable.

In furtherance and not in limitation of the foregoing, the parties agreed to use their respective reasonable best efforts to certify substantial compliance with any “Second Request” pursuant to the HSR Act as promptly as practicable, but in no event later than 6 months from the date of signing.

Additionally, each of Six Flags and Cedar Fair has agreed to jointly develop, and consult and cooperate in all respects with the other, and consider in good faith the views of the other, in connection with the form and content any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act or any other specified antitrust laws prior to their submission. Each of Six Flags and Cedar Fair have agreed to (a) promptly notify the other party of any communication, inquiry or investigation received by that party from, or given by it to, any governmental entity and, subject to applicable law, permit the other party to review in advance any proposed communication to any such governmental entity and incorporate the other party’s reasonable comments, (b) not agree to participate in any material or substantive meeting or discussion with any such governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the Mergers unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate therein, and (c) promptly furnish the other party with copies of all material or substantive correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and representatives, on one hand, and any such governmental entity or its respective staff on the other hand, with respect to the Merger Agreement and the Mergers in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (a) and (b), which materials may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Each of Six Flags and Cedar Fair has also agreed to jointly develop, consult and cooperate with the other, and consider in good faith the views of the other, with respect to (1) the strategy, timing and form for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, or execution of any remedy required by, any governmental entity that has authority to enforce the HSR Act or any other specified antitrust laws or any other applicable law related to any other required consent (including directing the timing, nature and substance of all such responses, including any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with any required approvals or consents) and (2) the defense and settlement of any action brought by or before any governmental entity that has authority to enforce the HSR Act or any other specified antitrust law. In the event of any disagreement between the parties with respect to the matters described in the foregoing clauses (1) or (2), the General Counsels (or equivalents) of Six Flags and Cedar Fair will seek to resolve such disagreement reasonably and in good faith. If the General Counsels (or such equivalents) of the parties cannot resolve any such disagreement, the Chief Financial Officers of Six Flags and Cedar Fair will seek to resolve such disagreement reasonably and in good faith. If the Chief Financial Officers of the parties cannot resolve any such disagreement, the Chief Executive Officers of Six Flags and Cedar Fair will resolve such disagreement reasonably and in good faith.

No Solicitation of Alternative Transactions

Pursuant to the Merger Agreement, each of Six Flags and Cedar Fair have agreed not to, and not to authorize or permit any of its affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or its controlled affiliates not to, directly or indirectly:

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solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Six Flags Alternative Transaction, with respect to Six Flags, or a Cedar Fair Alternative Transaction with respect to Cedar Fair; or

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participate in discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Six Flags Alternative Transaction or Cedar Fair Alternative Transaction.

Notwithstanding these restrictions, the Merger Agreement provides that, if at any time prior to obtaining Six Flags Stockholder Approval, Six Flags receives a proposal that the Six Flags Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Six Flags Superior Proposal and which did not result from a material breach of the non-solicitation obligations set forth in the Merger Agreement, then Six Flags, may (i) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives and financing sources pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement entered into between Six Flags and Cedar Fair (provided that (x) such information must have been previously provided to Cedar Fair or must be provided to Cedar Fair prior to or substantially concurrently with the time it is provided to such person and (y) such confidentiality agreement need not contain any “standstill” term) and (ii) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives and financing sources.

Each of Six Flags and Cedar Fair have also agreed to promptly notify the other party orally and in writing, and in any event within 24 hours of receipt, of any request for information or of any proposal relating to an Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal and provide the other party, as soon as reasonably practicable following delivery and receipt, copies of all correspondence and other written materials exchanged with the person making the proposal. Six Flags has also agreed to keep Cedar Fair reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis.

Changes in Six Flags Board Recommendation

Six Flags has agreed under the Merger Agreement to, through the Six Flags Boards, recommend to the Six Flags Stockholders the Merger Agreement Proposal and to include such recommendation in this proxy statement/prospectus.

The Merger Agreement provides that, subject to the exceptions described below, neither the Six Flags Board nor any committees thereof will (i) take such actions to effectuate a Six Flags Recommendation Change (as set forth in the section entitled “The Mergers — Changes in Six Flags Board Recommendation”), or (ii) cause Six Flags or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Six Flags Alternative Transaction or requiring, or reasonably likely to cause, Six Flags to terminate, delay or fail to consummate, or that would otherwise impede, interfere in any way with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement (other than a confidentiality agreement otherwise permitted by the Merger Agreement).

Notwithstanding the foregoing restrictions, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board may, if it determines in good faith, after it has received a Six Flags Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation and taking into account all factors and matters deemed relevant in good faith by the Six Flags Board) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change. However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Superior Proposal unless it has given Cedar Fair at least four business days written notice specifying the material terms and conditions of such Six Flags Superior Proposal, identifying the person making such proposal and stating that it intends to make a Six Flags Recommendation Change, or in the event of a subsequent modification to the material terms and conditions of such Six Flags Superior Proposal, at least three business days written notice advising Cedar Fair of the modification to such terms and conditions; provided that during such four or three business day notice period, as applicable, Six Flags engages (to the extent requested by Cedar Fair) in good faith negotiations with Cedar Fair to amend the Merger Agreement in such a manner that the proposal to enter into an Six Flags Alternative Transaction no longer constitutes a Six Flags Superior Proposal.

In addition, at any time prior to obtaining the Six Flags Stockholder Approval, the Six Flags Board, may, if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event (provided that (i) in no event will the receipt, existence or terms of a Six Flags Alternative Transaction or any matter relating thereto or consequence thereof constitute a Six Flags Intervening Event and (ii) in no event will any adverse effect of any event or events on the business, properties, financial condition or results of operations of Cedar Fair and its subsidiaries, taken as a whole, constitute a Six Flags Intervening Event unless such event has or would reasonably be expected to have a Material Adverse Effect on Cedar Fair). However, the Six Flags Board may not effect a Six Flags Recommendation Change in response to any Six Flags Intervening Event unless it has given Cedar Fair at least four business days written notice advising Cedar Fair of all material information with respect to any such Six Flags Intervening Event and stating that it intends to make a Six Flags Recommendation Change and providing its rationale therefor.

Indemnification, Exculpation and Insurance

The Merger Agreement requires CopperSteel to indemnify and hold harmless each individual who is as of the date of the Merger Agreement or becomes prior to the Closing Effective Time, a director or officer of Cedar Fair, the Cedar Fair General Partner or Six Flags and any of their respective subsidiaries, and each person who was serving as a director, officer of another person at the request of Cedar Fair or Six Flags and any of their respective subsidiaries, each referred to as an “Indemnified Party”, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby)) arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Cedar Fair or the Cedar Fair General Partner or Six Flags, as applicable, or any of their respective subsidiaries or is or was serving at the request of Cedar Fair or Six Flags, as applicable, or any of their respective subsidiaries as a director, officer or employee of another person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring prior to the Closing Effective Time, whether asserted or claimed prior to, at or after the Closing Effective Time, to the same extent as such indemnified parties were indemnified as of the date of the Merger Agreement pursuant to the organizational documents of Cedar Fair, Cedar Fair General Partner, or Six Flags or any of their respective subsidiaries, as applicable, or any indemnification agreements in existence as of the date of the Merger Agreement.

Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from CopperSteel to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of the Merger Agreement by Cedar Fair pursuant to the Cedar Fair Partnership Agreement or the governing or organizational documents of any subsidiary of Cedar Fair or the Cedar Fair General Partner, or by Six Flags pursuant to the Six Flags Certificate of Incorporation, the Six Flags Bylaws or the governing or organizational documents of any subsidiary of Six Flags, as applicable, and any indemnification agreements in existence as of the date of the Merger Agreement; however, any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Cedar Fair Partnership Agreement or the Certificate of Incorporation or By-laws of the Cedar Fair General Partner, or the Six Flags Certificate of Incorporation or the Six Flags Bylaws, as applicable, and any indemnification agreements in existence as of the date of the Merger Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. CopperSteel will, and will cause its subsidiaries to, cooperate in the defense of any such matter.

The Merger Agreement also requires CopperSteel for six years following the Closing Effective Time either to cause to be maintained the policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by each of Six Flags and Cedar Fair and any of their subsidiaries or to provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons, except that in no event will CopperSteel be required to pay for each maintained or substitute policy an annual premium greater than 300% of the annual premium paid by Six Flags and Cedar Fair, as applicable, for such insurance for the prior 12 months, referred to as the “Cedar Fair Maximum Amount” with respect to Cedar Fair and the “Six Flags Maximum Amount” with respect to Six Flags. Each of Six Flags and Cedar Fair may obtain a six-year “tail” policy under such party’s existing directors and officers insurance policy in lieu of the foregoing, in each case for a cost not to exceed the Cedar Fair Maximum Amount or Six Flags Maximum Amount, as applicable.

Employee Benefits Matters

The Merger Agreement requires that, from and after the Closing Effective Time, CopperSteel will assume and honor all Six Flags and Cedar Fair compensation and benefit plans in accordance with their terms, and Six Flags and Cedar Fair have agreed that, after the Closing Effective Time and subject to applicable law and obligations under applicable labor agreements:

•

with respect to each Six Flags and Cedar Fair employee who remains employed following the Closing Effective Time, CopperSteel will recognize each such Six Flags and Cedar Fair employee’s credited years of service with Cedar Fair or Six Flags, as applicable, for all purposes to the same extent such employee was entitled to credited service in Cedar Fair or Six Flags compensation and benefit plans, as applicable, except to the extent such credit would result in a duplication of benefits and except with respect to defined benefit pension plans and equity-based or other incentive compensation;

•

each Six Flags and Cedar Fair employee who remains employed following the Closing Effective Time will be eligible for participation in CopperSteel welfare plans without any waiting time to the extent coverage under the CopperSteel welfare plan replaces coverage under comparable Cedar Fair or Six Flags welfare plans, as applicable, in which such employee participated immediately prior to the Closing Effective Time;

•

with respect to each Six Flags and Cedar Fair employee who remains employed following the Closing Effective Time, CopperSteel will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of CopperSteel medical, dental, pharmaceutical and/or vision benefit plans to be waived for such Cedar Fair or Six Flags employee and his or her covered dependents; and

•

with respect to each Six Flags and Cedar Fair employee who remains employed following the Closing Effective Time, CopperSteel will use commercially reasonable efforts to provide credit for any copayments and deductibles paid by such Cedar Fair or Six Flags employees (or their covered dependents) prior to the Closing Effective Time in satisfying any similar deductible, coinsurance and maximum out-of-pocket requirements under any CopperSteel benefit plan providing medical, dental, pharmaceutical and/or vision benefits as if such amounts has been paid in accordance with such corresponding CopperSteel benefit plan.

The Merger Agreement also requires that the terms and conditions of employment for any Cedar Fair or Six Flags employees covered by a labor agreement will be governed by the applicable labor agreement until the expiration, modification or termination of such labor agreement in accordance with its terms or applicable law.

Six Flags and Cedar Fair agreed that, during any Cedar Fair or Six Flags employee’s period of employment with CopperSteel or its subsidiaries following the Closing Effective Time and for the period beginning at the Closing Effective Time and ending on the 12 month anniversary of the Closing Effective Time, (i) the base salaries or wage rates of the Cedar Fair or Six Flags employee will not be reduced, from those in effect as of immediately prior to the Closing Effective Time, (ii) the target incentive compensation opportunities (including equity-based incentives) of the Cedar Fair or Six Flags employee will not be reduced from those in effect as of immediately prior to the Closing Effective Time, (iii) (A) each Cedar Fair employee will be provided employee benefits (excluding defined benefit plans, nonqualified deferred compensation plans and retiree welfare plans (“Excluded Benefits”)) that are substantially similar in the aggregate to either those provided to such Cedar Fair employee immediately before the Closing Effective Time or those provided from time to time to similarly situated Six Flags employees, and (B) each Six Flags employee will be provided employee benefits (excluding the Excluded Benefits) that are substantially similar in the aggregate to either those provided to such Six Flags employee immediately before the Closing Effective Time or those provided from time to time to similarly situated Cedar Fair employees, and (iv) any Cedar Fair or Six Flags employee who experiences a qualifying termination of employment by CopperSteel will be eligible to receive certain agreed severance payments and benefits.

The Merger Agreement also provides that none of the employee benefits provisions of the Merger Agreement described in this section will (i) be construed to establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy, or arrangement, (ii) limit the ability of CopperSteel, Cedar Fair or Six Flags, or any of their respective subsidiaries or affiliates, to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person other than the parties to the Merger Agreement or any right to employment or continued employment or to a particular term or condition of employment with CopperSteel, Cedar Fair or Six Flags or any of their respective subsidiaries or affiliates, or (iv) limit the right of CopperSteel, Cedar Fair, Six Flags or any of their subsidiaries to terminate the employment or service of any employee or other service provider following the Closing at any time and for any or no reason.

Conditions to Completion of the Mergers

The obligations of each of Six Flags and Cedar Fair to effect the Mergers are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law) of the following conditions on or prior to the Closing Date:

•	the approval by Six Flags Stockholders of the Merger Agreement Proposal;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the approval of the MFCC under the FLEC, as amended;

•	the absence of governmental restraints or prohibitions preventing the consummation of the Mergers or the Special Dividend;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part, and the absence of a stop order or proceedings seeking a stop order;

•

the approval for listing by the NYSE (or other agreed upon exchange) of the CopperSteel Common Stock issuable to the holders of Cedar Fair Units and Six Flags Common Stock in connection with the Mergers, subject to official notice of issuance;

•	the representation and warranty of Six Flags relating to the absence of a Material Adverse Effect since July 2, 2023 being true and correct as of the Closing Date;

•	the representation and warranty of Cedar Fair relating to the absence of a Material Adverse Effect since June 25, 2023 being true and correct as of the Closing Date;

•

certain representations and warranties of the other party relating to capitalization and other equity securities being true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date), except that any inaccuracies that in the aggregate are de minimis in nature may be disregarded;

•

certain representations and warranties of the other party relating to organization, standing, corporate power, authority, agreements with respect to equity securities voting requirements, financial advisor opinions and brokers and the representations of CopperSteel and Copper Merger Sub (x) that are qualified by materiality or material adverse effect being true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of the Merger Agreement, in which case such representations and warranties must be true and correct as of such date) and (y) that are not qualified by materiality or material adverse effect being true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the Merger Agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

•

each other representation and warranty of the other party (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement) being true and correct as of the Closing Date (except to the extent such representations and warranties relate to a specific date or as of the date of the original Merger Agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

•	the other party having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions in the preceding bullet points have been satisfied; and

•	the declaration of the Special Dividend by the Six Flags Board.

We cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing Effective Time, whether before or after receipt of the Six Flags Stockholder Approval, under the following circumstances:

•	by mutual written consent of Six Flags and Cedar Fair; or

•	by either Cedar Fair or Six Flags:

•

if the Mergers are not consummated by the Outside Date (except that if the Closing has not occurred by such date and all conditions have been satisfied or waived (other than the antitrust conditions and those that by their terms are to be fulfilled at Closing) then the Outside Date will automatically be extended up to two times, each time for a period of six months); provided that this right to terminate the Merger Agreement will not be available to a party whose failure to perform any of its material obligations under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time; provided, further, that if any condition to Closing has not been satisfied by the Outside Date as a result of a United States government shutdown, the Outside Date shall be extended on a day-for-day basis for each calendar day that any such condition is not satisfied as a result of such government shutdown;

•

if the approval of the Six Flags Stockholders of the Merger Agreement Proposal has not been obtained by reason of the failure to obtain the required vote at a duly convened Six Flags Stockholders meeting or any adjournment or postponement thereof;

•

if any legal restraint is in effect in the United States or other jurisdiction as mutually agreed by Six Flags and Cedar Fair, preventing the consummation of the Mergers, and such restraint has become final and nonappealable, or if any governmental entity that must grant regulatory approval of the Mergers pursuant to the terms of the Merger Agreement has denied approval of the Mergers and such denial has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement must have used reasonable best efforts to prevent the entry of and to remove such legal restraint or to obtain such regulatory approval, as the case may be; or

•

by Cedar Fair, if Six Flags has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Six Flags or is not cured within 30 days of written notice thereof; provided that Cedar Fair is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•

by Six Flags, if Cedar Fair has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Mergers and (ii) is incapable of being cured by Cedar Fair or is not cured within 30 days of written notice thereof; provided that Six Flags is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•	by Cedar Fair at any time prior to the Six Flags Special Meeting, if a Cedar Fair Triggering Event has occurred.

If the Merger Agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of willful breach of the Merger Agreement. The provisions of the Merger Agreement relating to fees and expenses, effects of termination, confidentiality, governing law, jurisdiction and specific performance, as well as the confidentiality agreement entered into between Six Flags and Cedar Fair and certain other provisions of the Merger Agreement will continue in effect notwithstanding termination of the Merger Agreement.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it in connection with the Mergers and the other transactions and agreements contemplated by the Merger Agreement, except that each of Six Flags and Cedar Fair will bear and pay one-half of (i) the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by Six Flags and Cedar Fair in connection with the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions and (ii) the fees and expenses incurred in connection with the preparation of the registration statement on Form S-4 of which this proxy statement/prospectus is a part (including any amendments and supplements thereto), its filing with the SEC and the mailing of this proxy statement/prospectus to Six Flags Stockholders and Cedar Fair Unitholders.

However, upon a termination of the Merger Agreement, Six Flags will become obligated to pay to Cedar Fair, a termination fee of $63.2 million, in the following circumstances:

•	the Merger Agreement is terminated by Cedar Fair upon the occurrence of a Cedar Fair Triggering Event at any time prior to the Six Flags Special Meeting;

•

the Merger Agreement is terminated by Six Flags or Cedar Fair for the Six Flags Stockholders having failed to approve the Merger Agreement Proposal, and at such time Cedar Fair would have been entitled to terminate the Merger Agreement due to the occurrence of a Cedar Fair Triggering Event;

•

the Merger Agreement is terminated (i) by Cedar Fair or Six Flags for the Six Flags Stockholders having failed to approve the Merger Agreement Proposal or (ii) by Cedar Fair for Six Flags having breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the applicable condition to consummate the Mergers and (B) is incapable of being cured by Six Flags or is not cured within 30 days after receiving written notice; provided that Cedar Fair is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement, and there has been made to Six Flags, or has been made directly to the Six Flags Stockholders generally or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Six Flags Alternative Transaction (except that all references in the definition of Six Flags Alternative Transaction to “20%” will be deemed replaced with “80%”), which we refer to as a “Six Flags Qualifying Transaction,” which has not been withdrawn on or prior to (a) the tenth (10th) business day prior to the Six Flags Special Meeting; and within 12 months of such termination: (A) Six Flags or its subsidiaries enter into a definitive agreement with respect to a Six Flags Qualifying Transaction; or (B) any Six Flags Qualifying Transaction is consummated; or

•

by Cedar Fair or Six Flags for the Mergers not having been consummated by the Outside Date (as it may be extended) and at or prior to the time of such termination there has been made to Six Flags, or has been made directly to the Six Flags Stockholders generally or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Six Flags Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)) and if within 12 months of such termination: (A) Six Flags or its subsidiaries enter into a definitive agreement with respect to a Six Flags Qualifying Transaction; or (B) any Six Flags Qualifying Transaction is consummated.

The Merger Agreement also provides that in the event that a termination fee is paid by Six Flags in accordance with the foregoing, such payment will be the sole and exclusive remedy of Cedar Fair and its representatives and affiliates (other than in the case of a willful breach of the Merger Agreement by Six Flags).

Amendments, Extensions and Waivers

Amendment. Subject to compliance with applicable law, the Merger Agreement may be amended by the parties at any time before or after receipt of the Six Flags Stockholder Approval; provided that (i) after such stockholder approval has been received, there may not be, without further approval of the Six Flags Stockholders, any amendment that changes the amount or the form of the consideration to be delivered to the holders of Six

Flags Common Stock or that by law otherwise expressly requires the further approval of the Six Flags Stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by each of the Cedar Fair Board and Six Flags Board or a duly authorized committee thereof.

Extension; Waiver. At any time prior to the Closing Effective Time, Cedar Fair or Six Flags may, in writing, (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement, (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement or (iv) waive the satisfaction of any of the conditions contained in the Merger Agreement. Any agreement on the part of the parties to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with the Merger Agreement or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Specific Performance

The parties have agreed in the Merger Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, and further, that each party will be entitled to an injunction (or injunctions) to prevent breaches of the Merger Agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which either such party are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

No Third Party Beneficiaries

The Merger Agreement is not intended to confer any rights or remedies upon any person other than the parties and, as described in the section entitled “The Merger Agreement — Indemnification, Exculpation and Insurance”, the Indemnified Parties.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR SIX FLAGS HOLDERS

The following is a discussion of material U.S. federal income tax consequences of the Six Flags Merger and the Special Dividend to Six Flags U.S. holders and of material U.S. federal income tax consequences of the Special Dividend to Six Flags non-U.S. holders. For purposes of this discussion, the term “Six Flags U.S. holder” means a beneficial owner of shares of Six Flags Common Stock that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•

a corporation or other entity or arrangement treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “Six Flags non-U.S. holder” means a beneficial owner of shares of Six Flags Common Stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a Six Flags U.S. holder.

The discussion applies only to Six Flags U.S. holders and Six Flags non-U.S. holders who hold Six Flags Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes). The discussion assumes that the Six Flags Merger, the Special Dividend and the other transactions contemplated by the Merger Agreement will be completed in accordance with the Merger Agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Six Flags Merger or the Special Dividend relevant to a particular holder and, in particular, may not address U.S. federal income tax considerations applicable to Six Flags U.S. holders or Six Flags non-U.S. holders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	partnership and other pass-through entities and investors in such entities;

•	dealers or brokers in securities or foreign currencies, regulated investment companies, real estate investment trusts or tax exempt entities;

•	stockholders whose functional currency is not the U.S. dollar;

•	stockholders who hold Six Flags Common Stock through individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	stockholders who hold Six Flags Common Stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

•	stockholders who acquired their shares of Six Flags Common Stock through the exercise of employee stock options or otherwise as compensation;

•	U.S. expatriates or entities covered by the anti-inversion rules under the Code;

•	persons who actually or constructively own or have actually or constructively owned at any time during the five-year period ending on the Closing Date more than 5% of Six Flags Common Stock;

•	persons who actually or constructively own both shares of Six Flags Common Stock and Cedar Fair Units;

•	persons subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); and

•	persons subject to the base erosion and anti-abuse tax.

In addition, tax consequences arising under U.S. state, local and foreign laws, the alternative minimum tax or under U.S. federal laws other than U.S. federal income tax laws, are not addressed in this proxy statement/prospectus.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Six Flags Common Stock, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partnerships holding shares of Six Flags Common Stock and partners in such partnerships are strongly urged to consult with their tax advisors about the tax consequences of the Six Flags Merger and the Special Dividend to them.

This discussion and the tax opinion referred to in the following paragraphs are based upon the provisions of the Code, applicable Treasury Regulations, published positions of the IRS, judicial decisions and other applicable authorities, as in effect on the date of the registration statement on Form S-4, of which this proxy statement/prospectus is a part. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinion referred to in the following paragraphs. No rulings have been or will be sought from the IRS concerning the tax consequences of the Six Flags Merger or the Special Dividend, and neither the discussion herein nor the tax opinion referred to in the following paragraphs is binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position on the tax consequences of the Six Flags Merger or the Special Dividend described in this discussion or such tax opinion, or that any such contrary position would not be sustained.

Tax matters are complicated, and the tax consequences of the Six Flags Merger and the Special Dividend to Six Flags Stockholders will depend on each stockholder’s particular tax situation.

Six Flags Stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Six Flags Merger and the Special Dividend to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

U.S. Federal Income Tax Consequences to Six Flags U.S. holders

Six Flags Merger

Based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto (including the discussion below under “U.S. Federal Income Tax Consequences to Six Flags U.S. holders — Special Dividend”), as well as representations of Six Flags and CopperSteel, in the opinion of Kirkland & Ellis LLP, for U.S. federal income tax purposes, the Six Flags Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion of counsel does not address any state, local or foreign tax consequences of the Six Flags Merger or the Special Dividend. It is based on certain assumptions and representations as to factual matters from Six Flags and CopperSteel, as well as certain covenants by those parties. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. This opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Six

Flags and CopperSteel do not intend to request a ruling from the IRS about any aspects of the U.S. federal income tax consequences of the Six Flags Merger. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the opinion cannot be relied upon and the U.S. federal income tax consequences of the Six Flags Merger could differ from those described below.

Subject to the qualifications and limitations set forth herein (including the discussion below under “U.S. Federal Income Tax Consequences to Six Flags U.S. holders —Special Dividend”), the following is a summary of material U.S. federal income tax consequences of the Six Flags Merger to Six Flags U.S. holders:

•	Each Six Flags U.S. holder will not recognize gain or loss in the Six Flags Merger (other than with respect to the receipt of cash in lieu of fractional shares, as described below).

•

Each Six Flags U.S. holder’s aggregate tax basis in the shares of CopperSteel Common Stock received in the Six Flags Merger (including any fractional share of CopperSteel Common Stock for which cash is received) will be the same as his, her or its aggregate tax basis in the Six Flags Common Stock surrendered in the Six Flags Merger.

•

The holding period of the shares of CopperSteel Common Stock received in the Six Flags Merger (including any fractional share of CopperSteel Common Stock for which cash is received) by a Six Flags U.S. holder will include the holding period of the shares of Six Flags Common Stock that he or she surrendered in the Six Flags Merger.

Each Six Flags U.S. holder is urged to consult his, her or its tax advisor about the application of these rules. If a Six Flags U.S. holder acquired different blocks of shares of Six Flags Common Stock at different prices or at different times, the Six Flags U.S. holder is urged to consult his, her or its tax advisor about the identification of the tax basis and holding periods of the particular shares of CopperSteel Common Stock received in the Six Flags Merger.

Special Dividend

For U.S. federal income tax purposes, it is intended that the Special Dividend will be treated as a distribution from Six Flags for U.S. federal income tax purposes. If the Special Dividend is so treated, the Special Dividend will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from Six Flags’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Six Flags’ current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of a Six Flags U.S. holder’s adjusted tax basis in its shares of Six Flags Common Stock, and any remaining excess will be treated as gain from the sale of shares of Six Flags Common Stock.

However, such treatment of the Special Dividend is not free from doubt, and it is possible that the Special Dividend could instead be treated for U.S. federal income tax purposes as additional consideration received in the Six Flags Merger in the manner described above under “U.S. Federal Income Tax Consequences to Six Flags U.S. holders — Six Flags Merger.” Alternatively, while not currently expected, if both the Special Dividend is treated as consideration received in the Six Flags Merger (and not as a distribution by Six Flags) and the amount of the Special Dividend is sufficiently high as compared to the fair market value of the shares of CopperSteel Common Stock received in the Six Flags Merger (determined as of the Closing Effective Time), it is possible, that the Special Dividend could cause the Six Flags Merger to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

If the Special Dividend constitutes a dividend for U.S. federal income tax purposes, for non-corporate Six Flags U.S. holders that satisfy certain holding period and other requirements, the Special Dividend generally will be treated as “qualified dividend income” and subject to tax at preferential long-term capital gain tax rates. For certain corporate Six Flags U.S. holders that are eligible to claim a dividends-received deduction, the Special

Dividend may be treated as an “extraordinary dividend,” in which case the amount of the related dividends-received deduction generally would reduce any such Six Flags U.S. holder’s tax basis (but not below zero) in its shares of Six Flags Common Stock (which generally would increase the amount of gain or decrease the amount of loss recognized by such Six Flags U.S. holder in connection with the later disposition of its Six Flags Common Stock) and thereafter be treated as gain from the sale or exchange of such Six Flags Common Stock at the time of the Special Dividend. In general, an “extraordinary dividend” is a dividend (i) that is announced before the Six Flags U.S. holder has held the Six Flags Common Stock for more than two years and (ii) that, together with certain other dividends from Six Flags, equals or exceeds 10% of the Six Flags U.S. holder’s adjusted basis in such shares (or, at the Six Flags U.S. holder’s option, 10% of the fair market value of such shares as of the day before the ex-dividend date). The rules regarding extraordinary dividends are complex, and each corporate Six Flags Stockholder is urged to consult with its tax advisors to determine whether the Special Dividend is treated as an extraordinary dividend to it. Because of the inherently factual nature of the determination, and because the impact of such determination on the U.S. federal income tax consequences of the Six Flags Merger is not able to be known until on or around date of the consummation of the Six Flags Merger, Kirkland & Ellis LLP is unable to opine on the tax characterization of the Special Dividend, and the opinion of Kirkland & Ellis LLP and the discussion above as to the U.S. federal income tax treatment of the Six Flags Merger expressly assumes that the Special Dividend will be treated as a distribution from Six Flags, and not as additional consideration received in the Six Flags Merger, for U.S. federal income tax purposes.

Cash Received in Lieu of Fractional Shares

A cash payment received by a Six Flags U.S. holder in lieu of a fractional share of CopperSteel Common Stock will be treated as if the Six Flags U.S. holder received a fractional share of CopperSteel Common Stock in the Six Flags Merger and then received the cash in exchange for that fractional share. As a result, the Six Flags U.S. holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the basis of the Six Flags Common Stock surrendered that is allocable to the fractional share. Any gain or loss will generally be long-term capital gain or loss if the Six Flags U.S. holder’s holding period for the shares of Six Flags Common Stock surrendered is more than one year at the Closing Effective Time. The deductibility of capital losses is subject to limitations.

Medicare Tax on Certain Investment Income

Certain non-corporate Six Flags U.S. holders whose income exceeds certain thresholds may also be subject to a 3.8% tax on their “net investment income” up to the amount of such excess. Gain or loss recognized in the Six Flags Merger and amounts received in the Special Dividend will be includable in a Six Flags U.S. holder’s net investment income for purposes of this tax. Non-corporate Six Flags U.S. holders are urged to consult their tax advisors regarding the possible effect of this tax.

U.S. Federal Income Tax Consequences of the Special Dividend to Six Flags non-U.S. holders

As described above under “U.S. Federal Income Tax Consequences to Six Flags U.S. holders — Special Dividend,” while not free from doubt, for U.S. federal income tax purposes, it is intended that the Special Dividend will be treated as a distribution from Six Flags for U.S. federal income tax purposes. If the Special Dividend is so treated, the Special Dividend will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from Six Flags’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Six Flags’ current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of a Six Flags non-U.S. holder’s adjusted tax basis in its shares of Six Flags Common Stock, and any remaining excess will be treated as gain from the sale of shares of Six Flags Common Stock.

Dividends paid to a Six Flags non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Six Flags non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Six Flags non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Six Flags non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Six Flags non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Six Flags non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if such Six Flags non-U.S. holder is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Six Flags non-U.S. holder that are pass-through entities rather than corporations or individuals.

A Six Flags non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Six Flags non-U.S. holders are urged to consult their tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Information Reporting and Backup Withholding

Six Flags U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the Six Flags Merger, including cash in lieu of fractional shares of CopperSteel Common Stock. Payments will not be subject to backup withholding if the Six Flags U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides CopperSteel or the Exchange Agent, as appropriate, with a properly completed IRS Form W-9 (or its successor form) certifying that such Six Flags U.S. holder is a U.S. person, the taxpayer identification number provided is correct and such Six Flags U.S. holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number.

Six Flags generally must report annually to the IRS and to each Six Flags non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Six Flags non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Six Flags non-U.S. holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Six Flags non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a Six Flags U.S. holder’s or Six Flags non-U.S. holder’s U.S. federal income tax liability, provided that the Six Flags U.S. holder or Six Flags non-U.S. holder timely furnishes the required information to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including shares of Six Flags Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Six Flags Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of Six Flags Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of shares of Six Flags Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of Six Flags Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in shares of Six Flags Common Stock.

The discussion of the material U.S. federal income tax consequences set forth above is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Six Flags Merger or the Special Dividend. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the Six Flags Merger or the Special Dividend and does not address the tax consequences of any transaction other than the Six Flags Merger and the Special Dividend.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR CEDAR FAIR UNITHOLDERS

The following is a discussion of the material U.S. federal income tax consequences of the Cedar Fair First Merger and Consent Solicitation to the Cedar Fair Unitholders, other than the Cedar Fair General Partner and the ownership and disposition of CopperSteel Common Stock to Cedar Fair non-U.S. holders (as defined below). For purposes of this discussion, the term “Cedar Fair U.S. holder” means a beneficial owner of Cedar Fair Units, other than the Cedar Fair General Partner, that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•

a corporation or other entity or arrangement treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “Cedar Fair non-U.S. holder” means a beneficial owner of Cedar Fair Units or CopperSteel Common Stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a Cedar Fair U.S. holder or the Cedar Fair General Partner.

The discussion applies only to Cedar Fair U.S. holders and Cedar Fair non-U.S. holders who hold Cedar Fair Units and CopperSteel Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes). The discussion assumes that the Cedar Fair First Merger and Six Flags Merger and the other transactions contemplated by the Merger Agreement will be completed in accordance with the Merger Agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Cedar Fair First Merger and Consent Solicitation relevant to a particular unitholder and, in particular, may not address U.S. federal income tax considerations applicable to Cedar Fair U.S. holders or Cedar Fair non-U.S. holders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	partnerships and other pass-through entities and investors in such entities;

•	dealers or brokers in securities or foreign currencies, regulated investment companies, real estate investment trusts or tax exempt entities;

•	unitholders whose functional currency is not the U.S. dollar;

•	unitholders who hold Cedar Fair Units through individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	unitholders who hold Cedar Fair Units as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

•	unitholders who acquired their Cedar Fair Units through the exercise of employee options or otherwise as compensation;

•	U.S. expatriates or entities covered by the anti-inversion rules under the Code;

•	persons who actually or constructively own or have actually or constructively owned at any time during the five-year period ending on the Closing Date more than 5% of the Cedar Fair Units;

•	persons who actually or constructively own both shares of Six Flags Common Stock and Cedar Fair Units;

•	persons subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); and

•	persons subject to the base erosion and anti-abuse tax.

In addition, tax consequences arising under U.S. state, local and foreign laws, the Medicare Tax on net investment income, the alternative minimum tax or under U.S. federal laws other than U.S. federal income tax laws, are not addressed in this proxy statement/prospectus.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Cedar Fair Units or following the Mergers, CopperSteel Common Stock, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partnerships holding Cedar Fair Units and partners in such partnerships are strongly urged to consult with their tax advisors about the tax consequences of the Cedar Fair First Merger and Consent Solicitation to them.

This discussion is based upon the provisions of the Code, applicable Treasury Regulations, published positions of the IRS, judicial decisions and other applicable authorities, as in effect on the date of the registration statement on Form S-4, of which this proxy statement/prospectus is a part. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion. No rulings have been or will be sought from the IRS concerning the tax consequences of the Cedar Fair First Merger, the Consent Solicitation, or ownership and disposition of CopperSteel Common Stock and the discussion herein is not binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position on the tax consequences of the Cedar Fair First Merger or the Consent Solicitation, or ownership and disposition of CopperSteel Common Stock described in this discussion, or that any such contrary position would not be sustained.

Tax matters are complicated, and the tax consequences of the Cedar Fair First Merger, Consent Solicitation, and ownership and disposition of CopperSteel Common Stock to Cedar Fair Unitholders will depend on each unitholder’s particular tax situation.

Cedar Fair Unitholders are strongly urged to consult with their tax advisors about the tax consequences of the Cedar Fair First Merger, the Consent Solicitation, and ownership and disposition of CopperSteel Common Stock to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

U.S Federal Income Tax Consequences of the Cedar Fair First Merger to Cedar Fair U.S. holders

Cedar Fair First Merger

Based on, and subject to, customary representations, assumptions, qualifications and limitations Weil, Gotshal & Manges LLP, counsel to Cedar Fair (“Weil”) is of the opinion that, for U.S. federal income tax purposes, the Cedar Fair First Merger taken together with the Six Flags Merger will qualify as a transaction described in Section 351 of the Code in which Cedar Fair U.S. holders of Cedar Fair Units are treated as contributing their Cedar Fair Units to CopperSteel in exchange for CopperSteel Common Stock (and the receipt of cash in lieu of fractional shares). If any of the representations or assumptions upon which Weil relied on are not true or correct, then the opinion may not be valid and cannot be relied upon. Further, opinions of counsel are not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Further, the provisions of Section 351 of the Code are complex and qualification for tax-deferred treatment thereunder could be adversely affected by events or actions that occur following the Mergers outside Cedar Fair’s and CopperSteel’s control. In connection with its opinion, Weil has assumed such events or actions will not occur. Cedar Fair and CopperSteel do not intend to request a ruling from the IRS about any aspects of the U.S. federal income tax consequences of the Cedar First Merger.

Subject to the qualifications and limitations set forth herein, the following is a summary of the material U.S. federal income tax consequences of the Cedar Fair First Merger to Cedar Fair U.S. holders:

•

Each Cedar Fair U.S. holder will recognize no gain or loss on such exchange (except with respect to certain liabilities deemed assumed, as described below and any cash received in lieu of any fractional share in CopperSteel Common Stock);

•

Each Cedar Fair U.S. holder will take an aggregate adjusted tax basis in the shares of CopperSteel Common Stock received equal to the adjusted tax basis of the Cedar Fair Units surrendered in the Cedar Fair First Merger in exchange therefor (increased by the amount of gain recognized in the exchange by such U.S. holder and reduced by such U.S. holder’s allocable share of any liabilities of Cedar Fair, which are deemed to be assumed in connection with the Cedar Fair First Merger); and

•

Each Cedar Fair U.S. holder will have a holding period in the shares of CopperSteel Common Stock received that includes the holding period of the Cedar Fair Units surrendered in the Cedar Fair First Merger in exchange therefor, except to the extent the CopperSteel Common Stock is received by such holder in exchange for interests attributable to “unrealized receivables,” including depreciation recapture or to “inventory items” owned by Cedar Fair, in which case, the holding period of such stock will begin on the day after the Cedar Fair First Merger Effective Time.

Notwithstanding the foregoing, however, there are potential exceptions under the U.S. federal income tax law that may alter the tax consequences summarized above with respect to certain Cedar Fair U.S holders. For example, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal income tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in an exchange described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, Cedar Fair liabilities will be treated as liabilities of the Cedar Fair U.S holders with respect to the Cedar Fair Units, which are being assumed by CopperSteel in the Cedar Fair First Merger. Accordingly, a Cedar Fair U.S. holder that, for U.S. federal income tax purposes, has been allocated Cedar Fair liabilities will recognize taxable gain upon the exchange of Cedar Fair Units in the Cedar Fair First Merger if and to the extent that (i) the aggregate amount of Cedar Fair liabilities attributable to the Cedar Fair Units exchanged by the Cedar Fair U.S holder exceeds (ii) the Cedar Fair U.S holder’s aggregate tax basis in the Cedar Fair Units exchanged by such Cedar Fair U.S holder. Such gain generally will be capital gain; however, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by Cedar Fair. In the event that a Cedar Fair U.S holder recognizes gain under Section 357(c) of the Code, the gain generally will increase its basis in its shares of CopperSteel Common Stock received in the Cedar Fair First Merger.

Reporting Requirements

Cedar Fair U.S. holders of Cedar Fair Units that receive shares of CopperSteel Common Stock and, upon completion of the transactions, own shares of CopperSteel Common Stock representing at least 5% of the total combined voting power or value of the total outstanding shares of CopperSteel Common Stock, are required to attach to their tax returns for the year in which the Mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations Section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the Cedar Fair U.S. holder’s basis in the Cedar Fair Units exchanged pursuant to the Cedar Fair First Merger.

U.S. Federal Income Tax Consequences of the Cedar Fair First Merger to Cedar Fair Non-U.S. holders

The U.S. federal income tax consequences to Cedar Fair non-U.S. holders as a result of the Cedar Fair First Merger with respect to their Cedar Fair Units generally are the same as to the Cedar Fair U.S. holders described above, except with respect to withholding under Section 1446(f) of the Code, as discussed further below.

Cedar Fair non-U.S. holders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends and guaranteed payments), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder is considered to be engaged in business in the United States because of their ownership of Cedar Fair Units. Furthermore, it is probable that they are deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. In addition, because a Cedar Fair non-U.S. holder classified as a corporation will be treated as engaged in a United States trade or business, that corporation is likely subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, which may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.”

Under Section 864(c)(8) of the Code, all or a portion of a Cedar Fair non-U.S. holder’s gain from the sale or other disposition of its Cedar Fair Units will be treated as effectively connected with a Cedar Fair non-U.S. holder’s indirect U.S. trade or business conducted through its investment in Cedar Fair and taxable for U.S. federal income tax purposes at graduated rates. Treasury Regulations provide that, for purposes of Section 864(c)(8) of the Code, gain or loss does not include gain or loss to the extent that the gain or loss is not recognized by reason of one or more nonrecognition provisions of the Code, including Section 351 of the Code.

Moreover, under Section 1446(f) of the Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the “amount realized” by the transferor unless the transferor certifies that it is not a foreign person, is entitled to exemption under an applicable tax treaty on any gain from the transfer, or otherwise qualifies for an exception from withholding and provides the applicable forms. While the determination of a partner’s “amount realized” generally includes any decrease of a partner’s share of the partnership’s liabilities, recently issued Treasury Regulations provide that the “amount realized” on a transfer of an interest in a publicly traded partnership, such as Cedar Fair, generally will be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor and, thus, will be determined without regard to any decrease in that partner’s share of a publicly traded partnership’s liabilities. The requirement to withhold applies even if the exchange otherwise qualifies for nonrecognition treatment for U.S. federal income tax purposes. Accordingly, unless a Cedar Fair non-U.S. holder is entitled to an exemption and timely provides the necessary certifications, Cedar Fair non-U.S. holders should expect the applicable withholding agent to withhold 10% of their gross proceeds received in the Cedar Fair First Merger, and the applicable withholding agent may satisfy such withholding by withholding shares of CopperSteel Common Stock or cash or other property of the Cedar Fair non-U.S. holder.

A Cedar Fair non-U.S. holder may be eligible to obtain a refund of amounts withheld in excess the amount of tax owed under Section 864(c)(8) of the Code with respect to the exchange of Cedar Fair Units for CopperSteel Common Stock by timely filing an appropriate claim for refund with the IRS. Cedar Fair non-U.S. holders are urged to consult their tax advisors regarding the applicability of the withholding rules and any applicable refund.

U.S. Federal Income Tax Consequences of the Consent Solicitation to Cedar Fair Unitholders

The U.S. federal income tax consequences of the Consent Solicitation depend on whether the Amendments to the Indenture or the payment of the Consent Payment result in a “significant modification” with respect to any series of Cedar Fair Bonds, and therefore, a deemed exchange of an “old” Cedar Fair Bond (a “Deemed Old Bond”) for a “new” Cedar Fair Bond (a “Deemed New Bond”).

Under applicable Treasury Regulations, the modification of a debt instrument generally is “significant” if, based on all relevant facts and circumstances, and collectively taking into account (subject to certain exceptions) all modifications of such debt instrument, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” In addition, the applicable Treasury Regulations provide that a modification that adds, deletes or alters customary accounting or financial covenants does not give rise to a “significant modification” of the debt instrument, but there is no authority addressing the types of covenants that are considered “customary accounting or financial covenants” in this context. The applicable Treasury Regulations also provide that a change in the yield of a debt instrument is a significant modification if the yield of the modified instrument varies from the yield of the unmodified instrument, determined as of the date of the modification, by more than the greater of 25 basis points or 5% of the annual yield of the unmodified instrument. In calculating the yield of the modified debt instrument, payments made as consideration for the modification, such as a consent fee, are taken into account as an adjustment to the issue price of the modified debt instrument.

Although the issue is not free from doubt, Cedar Fair intends to take the position that the Amendments becoming operative for any series of Cedar Fair Bonds does not result in a deemed exchange for U.S. federal income tax purposes.

Payment of the Consent Payment may result in a significant modification of one or more series of the Cedar Fair Bonds which would result in a deemed exchange of Deemed Old Bonds for Deemed New Bonds. Such deemed exchange may result in Cedar Fair recognizing cancellation of debt income (“CODI”) for U.S. federal income tax purposes.

If one or more series of Cedar Fair Bonds were to undergo a significant modification, Cedar Fair will recognize CODI in the deemed exchange equal to the adjusted issue price of the Deemed Old Bonds over the issue price of the Deemed New Bonds. The issue price of the Deemed New Bonds would depend on whether the Deemed Old Bonds or the Deemed New Bonds are “publicly traded” within the meaning of applicable Treasury Regulations. If either the Deemed Old Bonds or the Deemed New Bonds are publicly traded, the issue price of the Deemed New Bonds will equal the fair market value of the Deemed New Bonds (if the Deemed New Bonds are publicly traded) or the Deemed Old Bonds (if the Deemed New Bonds are not publicly traded but the Deemed Old Bonds were publicly traded), in each case on the date of the deemed exchange. We expect that each Deemed New Bond will be considered “publicly traded” for U.S. federal income tax purposes and that, accordingly, the issue price of any such Deemed New Bond will equal the fair market value of such Deemed New Bond on the date of the deemed exchange.

Cedar Fair will not be able to calculate whether the payment of the Consent Payment will result in a significant modification or the amount of CODI, if any, that would be allocated and taxable to the Cedar Fair Unitholders until the Consent Payment is paid, which is expected to occur (if at all) upon or immediately prior to consummation of the Mergers.

Because Cedar Fair is taxed as a partnership for U.S. federal income tax purposes, any CODI recognized by Cedar Fair will be allocated to and taxable to the Cedar Fair Unitholders. Due to the uncertainty with respect to whether there will be a significant modification and the potential amount CODI, if any, from a deemed exchange of Cedar Fair Bonds, Cedar Fair Unitholders are strongly urged to consult with their own tax advisors regarding the application of the significant modification and CODI rules to their particular situation.

Information Reporting and Backup Withholding

Cedar Fair non-U.S. holders may be subject to information reporting and backup withholding on any cash payments in lieu of fractional shares of CopperSteel Common Stock. Payments will not be subject to backup withholding if the Cedar Fair non-U.S. holder complies with certification procedures to establish that it is not a United States person. The certification procedures required to claim benefits under an income tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against a Cedar Fair non-U.S. holder’s U.S. federal income tax liability, provided that the Cedar Fair non-U.S. holder timely furnishes the required information to the IRS.

Tax Consequences to Cedar Fair Non-U.S. Holders of Owning and Disposing CopperSteel Common Stock

Taxation of Distributions

In general, any distributions CopperSteel makes to a Cedar Fair non-U.S. holder of shares of CopperSteel Common Stock, to the extent paid or deemed paid out of the CopperSteel current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Cedar Fair non-U.S. holder’s conduct of a trade or business within the United States, CopperSteel will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Cedar Fair non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Cedar Fair non-U.S. holder’s adjusted tax basis in its shares of CopperSteel Common Stock and, to the extent such distribution exceeds the Cedar Fair non-U.S. holder’s adjusted tax basis in its CopperSteel Common Stock, as gain realized from the sale or other disposition of the CopperSteel Common Stock, which will be treated as described below.

Dividends CopperSteel pays to a Cedar Fair non-U.S. holder with respect to is CopperSteel Common Stock that are effectively connected with such Cedar Fair non-U.S. holder’s conduct of a trade or business within the United States (or, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Cedar Fair non-U.S. holder) generally will not be subject to U.S. withholding tax, provided such Cedar Fair non-U.S. holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the graduated tax rates. If the Cedar Fair non-U.S. holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Exchange or Other Taxable Disposition of CopperSteel Common Stock

A Cedar Fair non-U.S. holder that receives CopperSteel Common Stock generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of CopperSteel Common Stock unless:

•

the gain is effectively connected with the conduct of a trade or business by the Cedar Fair non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the Cedar Fair non-U.S. holder);

•	the Cedar Fair non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

CopperSteel is a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Cedar Fair non-U.S. holder is treated as having held CopperSteel Common Stock and, in the case where shares of CopperSteel Common Stock are regularly traded on an established securities market, the Cedar Fair non-U.S. holder has owned, actually or constructively, more than 5% of the CopperSteel Common Stock at any time within the relevant period. There can be no assurance that CopperSteel Common Stock will or will not be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Cedar Fair non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Cedar Fair non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above generally will be subject to a flat 30% U.S. federal income tax. Cedar Fair non-U.S. holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a Cedar Fair non-U.S. holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of CopperSteel Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of CopperSteel Common Stock may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. CopperSteel will be classified as a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. It is uncertain whether CopperSteel will be or will become in the future a United States real property holding corporation. Cedar Fair non-U.S. holders are urged to consult their tax advisors regarding the application of these rules.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including shares of CopperSteel Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of CopperSteel Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of CopperSteel Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of shares of CopperSteel Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of CopperSteel Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All Cedar Fair non-U.S. holders are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in shares of CopperSteel Common Stock.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of CopperSteel securities. A Cedar Fair non-U.S. holder that receives CopperSteel Common Stock may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Cedar Fair non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The discussion of the material U.S. federal income tax consequences set forth above is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Cedar Fair First Merger, the Consent Solicitation, or ownership and disposition of CopperSteel Common Stock. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the Cedar Fair First Merger, the Consent Solicitation, or ownership and disposition of CopperSteel Common Stock and does not address the tax consequences of any transaction other than the Cedar Fair First Merger, the Consent Solicitation, and ownership and disposition of CopperSteel Common Stock.

INFORMATION ABOUT SIX FLAGS

Six Flags owns and operates amusement parks and water parks. Six Flags is a Delaware corporation with principal executive offices located at 1000 Ballpark Way, Suite 400, Arlington, Texas 76011. Its telephone number is (972) 595-5000. Six Flags Common Stock is listed on the NYSE under the symbol “SIX.” Additional information about Six Flags and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT CEDAR FAIR

Cedar Fair is an amusement park operator. Cedar Fair’s principal executive offices are located at One Cedar Point Drive, Sandusky, Ohio 44870-5259. Its telephone number is (419) 626-0830. Cedar Fair Units are traded on the NYSE under the symbol “FUN.” Additional information about Cedar Fair and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See also “Where You Can Find More Information.”

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined elsewhere in this proxy statement/prospectus.

Introduction

On November 2, 2023, Six Flags, Cedar Fair, CopperSteel, and Copper Merger Sub entered into the Merger Agreement.

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Copper Merger Sub, a wholly owned subsidiary of CopperSteel, will merge with and into Cedar Fair, with Cedar Fair continuing as the surviving entity of such merger as a direct subsidiary of CopperSteel, (ii) the Cedar Fair Surviving Entity will merge with and into CopperSteel, with CopperSteel continuing as the surviving corporation, of such merger and (iii) Six Flags will merge with and into CopperSteel with CopperSteel continuing as the surviving corporation. Six Flags and Cedar Fair intend to complete the Mergers as soon as reasonably practicable and are currently targeting completion of the Mergers during the first half of 2024. The Mergers are subject to regulatory approvals and clearances and other conditions including shareholder approvals.

CopperSteel is a Delaware corporation that is jointly owned by Six Flags and Cedar Fair and was formed by Six Flags on October 24, 2023, for the purpose of effecting the Mergers. To date, CopperSteel has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Mergers and has nominal assets and liabilities. Upon consummation of the Mergers, Six Flags and Cedar Fair will each have been merged with and into CopperSteel, with CopperSteel surviving as the parent entity and successor corporation to Six Flags and Cedar Fair. Following Closing, CopperSteel will be headquartered in Charlotte, North Carolina, and is expected to change its name to “Six Flags Entertainment Corporation” and be listed on NYSE under the ticker symbol “FUN.” Separate Financial Statements of CopperSteel are not included in this proxy statement/prospectus as CopperSteel is a business combination related shell company and will not be capitalized on other than a nominal basis prior to the effective date of this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared from the respective historical consolidated financial statements of Six Flags and Cedar Fair and has been adjusted to reflect (i) the completion of the Mergers, (ii) proceeds and uses of the Debt Financing entered into in connection with the Mergers, and (iii) conversion of Cedar Fair partnership interests to CopperSteel Common Stock and associated income tax effects, collectively (the “Transactions”). The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Transactions had occurred on September 24, 2023, and the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022, and for the nine months ended September 24, 2023, are presented to give effect to the Transactions as if they occurred on January 1, 2022.

The Mergers will be accounted for as a business combination using the acquisition method of accounting, with Cedar Fair as the accounting acquiror. Cedar Fair was determined to be the accounting acquiror primarily based on the evaluation of the following facts and circumstances (i) Cedar Fair equity holders will own a majority of the voting rights of CopperSteel following consummation of the Mergers; following the completion of the Mergers, it is anticipated that persons who were unitholders and stockholders of Cedar Fair and Six Flags immediately prior to the Mergers will own approximately 51.2% and 48.8% of CopperSteel Common Stock, respectively, on a fully diluted basis, (ii) Cedar Fair’s current CEO and CFO will lead the CopperSteel management team as CEO and CFO, while Six Flags’ current CEO and CFO will serve as Executive Chairman of the CopperSteel Board and Chief Integration Officer, respectively, (iii) CopperSteel’s Board of Directors will consist of twelve members, six of whom shall be designated by Cedar Fair and Six Flags, respectively and

(iv) CopperSteel will be headquartered in Charlotte, North Carolina which is consistent with the location of Cedar Fair executive leadership prior to the Mergers and does not represent a change in Cedar Fair’s operations or management. The pro forma condensed combined financial information has been prepared to reflect transaction accounting adjustments to Cedar Fair’s historical financial information.

The pro forma Merger Consideration and purchase price allocation are preliminary and are based upon estimates of the fair market values of the assets and liabilities of Six Flags as of September 24, 2023, utilizing currently available information. Assumptions and estimates underlying the pro forma adjustments, preliminary Merger Consideration, and preliminary purchase price allocations are described in the accompanying notes, which should be read in conjunction with the pro forma condensed combined financial information.

As of the date of this filing, the necessary valuations to arrive at the required final estimates of the fair value and the related allocation of purchase price to acquired assets and liabilities have not been completed, nor have all adjustments necessary to conform Six Flags accounting policies to those of Cedar Fair been identified. A final determination of the fair value of Six Flags’ assets and liabilities will be based on those that exist as of the Closing Date, and therefore, cannot be made prior to the completion of the Mergers. In addition, the value of the CopperSteel Common Stock to be distributed upon Closing will be determined based on the market price of Six Flags Common Stock on the Closing Date. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The final purchase price allocation and measurement of Merger Consideration will be performed subsequent to closing and may be materially different than that reflected herein.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what CopperSteel’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of CopperSteel. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 24, 2023

(In thousands)

	Cedar Fair, L.P. (Historical)	Six Flags Entertainment Corporation (Historical Adjusted)	Transaction Accounting Adjustments		Pro forma Combined
Assets
Current assets
Cash and cash equivalents	$134,394	$66,763	$(17,490)	C	$183,667
Receivables	88,256	90,877	—		179,133
Inventories	54,932	38,298	—		93,230
Other current assets	27,726	74,234	—		101,960

	305,308	270,172	(17,490)		557,990
Non current assets
Property and equipment, net	1,613,804	1,267,983	1,197,017	A	4,078,804
Goodwill	263,557	659,618	1,673,339	D	2,596,514
Other intangibles, net	48,883	344,147	500,853	B	893,883
Right-of-use asset	84,799	150,528	(40,072)	G	195,255
Other assets	2,252	24,685	(6,219)	J	20,718

	$2,318,603	$2,717,133	$3,307,428		$8,343,164

Liabilities and owners’ equity (deficit)
Current liabilities
Accounts payable	$56,145	$46,121	$—		$102,266
Deferred revenue	186,175	147,650	—		333,825
Accrued interest	49,268	44,062	—		93,330
Accrued taxes	44,867	3,982	—		48,849
Accrued salaries, wages and benefits	38,167	20,547	—		58,714
Self-insurance reserves	29,176	65,505	—		94,681
Other accrued liabilities	42,659	76,558	(5,012)	C	113,874
			(331)	G
Short-term borrowings	—	89,000	(89,000)	J	—
Current portion of long-term debt	—	56,867	—	I	56,867

	446,457	550,292	(94,343)		902,406
Deferred tax liability	66,167	193,175	421,153	F	435,835
			(244,660)	H
Lease liability	74,957	152,575	(14,740)	G	212,792
Other liabilities	23,830	28,893	—		52,723
Long-term debt	2,272,961	2,127,495	(72,655)	I	4,650,321
			322,520	J
Redeemable noncontrolling interests	—	544,764	—	K	544,764
Owners’ equity (deficit)
Cedar Fair Special L.P. Interests	5,290	—	(5,290)	C	—
Cedar Fair General Partner	(6)	—	6	L	—
Cedar Fair limited partners	(586,074)	—	586,074	L	—
Six Flags Preferred Stock, $1.00 par value	—	—	—		—
Six Flags Common Stock, $0.025 par value	—	2,088	(2,088)	L	—
CopperSteel Common Stock, $0.01 par value	—	—	999	L	999
Capital in excess of par value	—	1,128,376	500,978	M	1,629,354
Accumulated deficit	—	(1,939,207)	1,838,156	N	(101,051)
Accumulated other comprehensive income (loss)	15,021	(71,318)	71,318	E	15,021

	(565,769)	(880,061)	2,990,153		1,544,323

	$2,318,603	$2,717,133	$3,307,428		$8,343,164

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

(In thousands, except per unit and per share data)

	Cedar Fair, L.P. (Historical)	Six Flags Entertainment Corporation (Historical Adjusted)	Transaction Accounting Adjustments		Pro Forma Combined
Net revenues:
Admissions	$925,903	$746,958	$—		$1,672,861
Food, merchandise and games	602,603	437,842	—		1,040,445
Accommodations, extra-charge products and other	288,877	181,451	—		470,328

	1,817,383	1,366,251	—		3,183,634

Costs and expenses:
Cost of food, merchandise, and games revenues	164,246	109,232	—		273,478
Operating expenses	864,304	619,529	(2,740)	II	1,481,093
Selling, general and administrative	260,592	147,463	32,982	CC	519,502
			60,654	DD
			17,698	GG
			113	II
Depreciation and amortization	153,274	117,124	151,167	AA	424,648
			3,083	BB
Loss on impairment / retirement of fixed assets, net	10,275	20,870	—		31,145
Gain on sale of land	(155,250)	—	—		(155,250)

	1,297,441	1,014,218	262,957		2,574,616

Operating income	519,942	352,033	(262,957)		609,018
Interest expense	151,940	143,217	49,855	HH	345,012
Loss on early debt extinguishment	1,810	17,533	—		19,343
Other (income), net	(5,465)	(1,711)	—		(7,176)

Income before taxes	371,657	192,994	(312,812)		251,839
Provision for taxes	63,989	46,960	31,785	EE	75,333
			(67,401)	FF

Net income	307,668	146,034	(277,196)		176,506
Less: Net income allocated to Cedar Fair General Partner	3	—	(3)	JJ	—
Less: Net income attributable to Six Flags noncontrolling interests	—	44,651	—		44,651

Net income allocated/attributable to limited partners and controlling interests	$307,665	$101,383	$(277,193)		$131,855

Basic income per limited partner unit / common share:
Weighted average limited partner units / common shares outstanding	55,825	84,366			100,055
Net Income per limited partner unit / common share	$5.51	$1.20			$1.32

Diluted income per limited partner unit / common share:
Weighted average limited partner units / common shares outstanding	56,414	84,695			102,538
Net Income per limited partner unit / common share:	$5.45	$1.20			$1.29

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 24, 2023

(In thousands, except per unit and per share data)

	Cedar Fair, L.P. (Historical)	Six Flags Entertainment Corporation (Historical Adjusted)	Transaction Accounting Adjustments		Pro Forma Combined
Net revenues:
Admissions	$700,001	$613,212	$—		$1,313,213
Food, merchandise and games	493,274	377,306	—		870,580
Accommodations, extra-charge products and other	234,270	151,244	—		385,514

	1,427,545	1,141,762	—		2,569,307

Costs and expenses:
Cost of food, merchandise, and games revenues	129,085	88,094	—		217,179
Operating expenses	671,223	545,604	(2,324)	II	1,214,503
Selling, general and administrative	209,398	143,796	10,182	CC	366,685
			3,224	GG
			85	II
Depreciation and amortization	127,711	85,966	115,252	AA	331,241
			2,312	BB
Loss on impairment / retirement of fixed assets, net	12,779	6,745	—		19,524

	1,150,196	870,205	128,731		2,149,132

Operating income	277,349	271,557	(128,731)		420,175
Interest expense	105,620	119,951	10,039	HH	235,610
Loss on early debt extinguishment	—	13,982	—		13,982
Other income	(3,029)	(3,829)	—		(6,858)

Income before taxes	174,758	141,453	(138,770)		177,441
Provision for taxes	40,246	32,525	4,416	EE	48,344
			(28,843)	FF

Net income	134,512	108,928	(114,343)		129,097
Less: Net income allocated to Cedar Fair General Partner	1	—	(1)	JJ	—
Less: Net income attributable to Six Flags noncontrolling interests	—	47,533	—		47,533

Net income allocated/attributable to limited partners and controlling interests	$134,511	$61,395	$(114,342)		$81,564

Basic income per common share / limited partner unit:
Weighted average common shares / limited partner units outstanding	51,064	83,365			100,781
Net Income per common share / limited partner unit	$2.63	$0.74			$0.81

Diluted income per common share / limited partner unit:
Weighted average common shares / limited partner units outstanding	51,587	83,736			102,241
Net Income per common share / limited partner unit:	$2.61	$0.73			$0.80

Notes To Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Presentation

The pro forma combined financial statements were prepared utilizing the historical financial information of Cedar Fair and Six Flags in accordance with Article 11 of the SEC Regulation S-X, and they incorporate the acquisition method of accounting in accordance with GAAP. Certain transaction accounting adjustments have been computed in order to show the effects of the Mergers on the condensed combined historical financial information of Cedar Fair and Six Flags. These adjustments are preliminary and based upon the estimated fair value of Merger Consideration and management’s estimates of fair value of the assets acquired and liabilities assumed.

The unaudited pro forma condensed combined financial information is presented as follows:

•

The unaudited pro forma condensed combined balance sheet as of September 24, 2023 was prepared based on (i) the historical unaudited condensed consolidated balance sheet of Cedar Fair as of September 24, 2023 and (ii) the historical unaudited consolidated balance sheet of Six Flags as of October 1, 2023.

•

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 was prepared based on (i) the historical audited consolidated statement of operations of Cedar Fair for the year ended December 31, 2022 and (ii) the historical audited consolidated statement of operations of Six Flags for the year ended January 1, 2023.

•

The unaudited pro forma condensed combined statement of operations for the nine months ended September 24, 2023 was prepared based on (i) the historical unaudited condensed consolidated statement of operations of Cedar Fair for the nine months ended September 24, 2023 and (ii) the historical unaudited condensed consolidated statement of operations of Six Flags for the nine months ended October 1, 2023.

Following the Closing, CopperSteel will adopt the Cedar Fair fiscal calendar. Accordingly, the Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Transactions had occurred on September 24, 2023, and the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022, and the nine months ended September 24, 2023, give effect to the Transactions as if they occurred on January 1, 2022.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the Mergers and integration costs that may be incurred. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that management believes are reasonable under the circumstances. There are no material transactions between Cedar Fair and Six Flags during the periods presented.

Note 2. Accounting policies and reclassification adjustment

The accounting policies of CopperSteel shall be those of the accounting acquiror, Cedar Fair. Upon consummation of the Mergers, CopperSteel management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, post-Closing CopperSteel management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of CopperSteel post-Closing. Based on its initial analysis, with the exception of certain reclassification adjustments discussed below, each of Six Flags’ and Cedar Fair’s management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 24, 2023

(in thousands)

Cedar Fair, L.P.	Six Flags Entertainment Corporation	Six Flags Entertainment Corporation Historical	Reclassification Adjustments	Notes		Six Flags Entertainment Corporation (Historical Adjusted)
Accrued taxes		—	3,982	(a	)	3,982
Other accrued liabilities	Other accrued liabilities	69,323	(3,982)	(a	)	76,558
			11,217	(b	)	—
	Short-term lease liabilities	11,217	(11,217)	(b	)	—

(a)	Reflects reclassification of Six Flags accrued income taxes balance to conform with the presentation of Cedar Fair’s financial statements.
(b)	Reflects reclassification of Six Flags short-term lease liabilities balance to conform with the presentation of Cedar Fair’s financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2022

(in thousands, except per share amounts)

Cedar Fair, L.P.	Six Flags Entertainment Corporation	Six Flags Entertainment Corporation (Historical Restated)(1)	Reclassification Adjustments	Notes	Six Flags Entertainment Corporation (Historical Adjusted)
Admissions	Park admissions	735,415	11,543	(c),(e)	746,958
Food, merchandise and games	Park food, merchandise and other	570,965	(133,123)	(c),(e)	437,842
Accommodations, extra-charge products and other	Sponsorship, international agreements and accommodations	51,856	129,595	(c),(e)	181,451
Cost of food, merchandise, and games revenues	Cost of products sold	108,146	1,086	(d)	109,232
Operating expenses	Operating expenses	591,560	28,869	(d),(e)	619,529
			(900)	(h)
Selling, general and administrative	Selling, general and administrative expenses	169,703	(21,940)	(d)	147,463
			(300)	(h)
Loss on impairment / retirement of fixed assets, net			20,870	(f)	20,870
	Loss on impairment of park assets	16,943	(16,943)	(f)	—
	Loss on disposal of assets	3,927	(3,927)	(f)	—
	Other net periodic pension benefit	(5,410)	5,410	(h)	—
	Interest income	(1,627)	1,627	(g)	—
Other income	Other expense, net	4,126	(1,627)	(g)	(1,711)
			(4,210)	(h)

(1)

During the third quarter of 2023, Six Flags identified an accounting error in its stock-based compensation expense related to the recognition of expense for dividend equivalent rights (“DERs”). The error primarily relates to the inadvertent reversal of stock-based compensation expense for vested DERs for periods beginning in the first quarter of 2020 through the fourth quarter of 2022. As a result, the Selling, general and administrative expenses reflected herein has been adjusted to reflect $7.5 million of additional stock-based compensation expense as compared to previously filed financial information. Refer to the Six Flags Form 10-Q for the nine months ended October 1, 2023 for further discussion.
(c)	Reflects reclassification between revenue line items to conform with the presentation of Cedar Fair’s financial statements.
(d)	Reflects reclassification between line items within operating income to conform with the presentation of Cedar Fair’s financial statements.
(e)	Reflects reclassification between operating expenses and revenue line items to conform with the presentation of Cedar Fair’s financial statements.
(f)	Reflects reclassification of activity related to asset impairments and disposals to conform with the presentation of Cedar Fair’s financial statements.
(g)	Reflects reclassification of activity within non-operating expenses to conform with the presentation of Cedar Fair’s financial statements.
(h)	Reflects reclassification of pension-related activity to conform with the presentation of Cedar Fair’s financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 24, 2023

(in thousands)

Cedar Fair, L.P.	Six Flags Entertainment Corporation	Six Flags Entertainment Corporation Historical	Reclassification Adjustments	Notes	Six Flags Entertainment Corporation (Historical Adjusted)
Admissions	Park admissions	601,585	11,627	(i), (k)	613,212
Food, merchandise and games	Park food, merchandise and other	480,281	(102,975)	(i), (k)	377,306
Accommodations, extra-charge products and other	Sponsorship, international agreements and accommodations	51,486	99,758	(i), (k)	151,244
Cost of food, merchandise, and games revenues	Cost of products sold	87,437	657	(j)	88,094
Operating expenses	Operating expenses	489,000	56,604	(j), (k)	545,604
Selling, general and administrative	Selling, general and administrative expenses	192,647	(48,851)	(j)	143,796
Loss on impairment / retirement of fixed assets, net		—	6,745	(l)	6,745
	Loss on disposal of assets	6,745	(6,745)	(l)	—
Interest expense	Interest expense, net	118,060	1,891	(m)	119,951
Other income	Other income, net	(1,938)	(1,891)	(m)	(3,829)

(i)	Reflects reclassification between revenue line items to conform with the presentation of Cedar Fair’s financial statements.
(j)	Reflects reclassification between line items within operating income to conform with the presentation of Cedar Fair’s financial statements.
(k)	Reflects reclassification between operating expenses and revenue line items to conform with the presentation of Cedar Fair’s financial statements.

(l)	Reflects reclassification of activity related to asset impairments and disposals to conform with the presentation of Cedar Fair’s financial statements.
(m)	Reflects reclassification of activity within non-operating expenses to conform with the presentation of Cedar Fair’s financial statements.

Note 3. Preliminary Purchase Price Allocation

The Mergers will be accounted for as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, using the acquisition method of accounting, and Cedar Fair has been determined to be the accounting acquirer. The allocation of the preliminary estimated purchase price with respect to the Mergers is based upon Six Flags’ and Cedar Fair’s management’s estimates and assumptions related to the fair value of assets acquired and liabilities assumed as of September 24, 2023, using currently available information. The estimated fair value of Merger Consideration transferred is based on the closing Six Flags Common Stock price per share as of December 18, 2023, and shares outstanding as of October 1, 2023. As the pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation may be materially different from the pro forma amounts included herein.

Adjustments to the estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as additional information is obtained and as more detailed analyses are completed after the Closing Date, and the purchase price allocation will be finalized as soon as reasonably practicable after the Closing Date.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•	Changes in the estimated fair value of Six Flags Common Stock, which will ultimately be based upon the market price per share of Six Flags Common Stock on the Closing Date;

•

Changes in the estimated fair value of the identifiable assets acquired and liabilities assumed as of the Closing Date, which could result from changes in market conditions, discount rates, cost assumptions and other factors;

•	Certain factors described in the section entitled “Risk Factors”.

Refer to the following table for the computation of the preliminary estimated fair value of Merger Consideration transferred:

(in thousands, except share data)
Six Flags Common Stock Outstanding (1)	83,541
Six Flags Common Stock price (2)	$24.20

Equity portion of Merger Consideration	$2,021,687
Add: Fair value of Six Flags Equity Awards allocated to pre-combination period (3)	10,453
Add: Transaction costs paid by CopperSteel on behalf of Six Flags (4)	75,742

Fair value of Merger Consideration transferred	$2,107,882
Fair value of redeemable noncontrolling interests(5)	544,764

Fair value of Merger Consideration transferred plus redeemable noncontrolling interest	$2,652,646

(1)	Six Flags Common Stock outstanding as of October 1, 2023.
(2)

Six Flags Common Stock price per share as of December 18, 2023. The fair value of the equity portion of the Merger Consideration will depend on the market price of Six Flags Common Stock as of the Closing Date. A 10% increase or decrease in the price of Six Flags Common Stock would increase or decrease the total merger consideration by approximately $202 million, assuming all other factors are held constant.

(3)

Certain Six Flags Equity Awards will be exchanged for CopperSteel Equity Awards in connection with the Merger; this adjustment reflects the estimated Closing Date fair value of the Six Flags Equity Awards for which associated service has been allocated to the pre-combination period. Estimated fair value is based upon the trading price of Six Flags Common Stock as of December 18, 2023.

(4)	Transaction costs incurred by Six Flags but paid by CopperSteel at the Closing Date.
(5)	Preliminary fair value of Six Flags redeemable non-controlling interests as of the Closing Date, estimated to be equal to its carrying value as of October 1, 2023.

The following table summarizes the preliminary purchase price allocation of the assets acquired and liabilities assumed in the Mergers:

(in thousands)	Preliminary Purchase Price Allocation
Cash and cash equivalents	$66,763
Receivables	90,877
Inventories	38,298
Other current assets	74,234
Property and equipment	2,465,000
Other intangibles	845,000
Right-of-use assets	110,456
Other assets	18,466

Total assets acquired	3,709,094
Accounts payable	46,121
Accrued taxes	3,982
Accrued salaries, wages and benefits	20,547
Self-insurance reserves	65,505
Accrued interest	44,062
Other accrued liabilities	76,227
Short-term borrowings	89,000
Current portion of long-term debt	56,867
Deferred revenue	147,650
Long-term debt	2,058,388
Lease liabilities	137,835
Other liabilities	28,893
Deferred tax liabilities	614,328

Total liabilities assumed	3,389,405
Total net assets to be acquired	319,689
Goodwill	2,332,957

Fair value of Merger Consideration transferred plus redeemable noncontrolling interest	$2,652,646

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following unaudited pro forma condensed combined financial information has been prepared assuming that, upon the consummation of the Mergers, CopperSteel will incur financing in the form of (i) a new revolving credit facility with $850 million of aggregate commitments and (ii) a new Term Loan B facility in an aggregate principal amount of $500 million, the proceeds of which will be used, in part, to refinance in full the existing revolving credit facilities of each of Cedar Fair and Six Flags and the existing Six Flags Term Loan B facility. As of the date of this filing, the foregoing is the anticipated debt financing structure on the Closing Date, but such financing structure is subject to change at the discretion of Cedar Fair and Six Flags.

The pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 24, 2023 are as follows:

(A)

Represents adjustment to record the preliminary estimated fair value adjustment to property and equipment acquired in the Mergers. The general categories of the acquired property and equipment are expected to be the following:

(in thousands)	Estimated Useful Life (in years)	Preliminary Fair value
Land	n.a.	$465,000
Structures and Equipment	7	1,872,785
Construction in progress	n.a.	127,215

Total fair value of Six Flags’ tangible assets		2,465,000
Less: Six Flags historical tangible assets		1,267,983

Pro forma adjustment		$1,197,017

The fair value estimate has been determined using a combination of a cost and market approach. Significant factors considered in the cost approach include replacement cost, reproduction cost, depreciation, physical deterioration, functional obsolescence and economic obsolescence of the assets. The market approach estimates fair value by utilizing market data for similar assets. This preliminary fair value estimate could include assets that are not intended to be used, may be sold, or are intended to be used in a manner other than their best use. The final determination of fair value of property and equipment, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of property and equipment and the purchase price allocation, which is expected to be finalized subsequent to the Mergers.

(B)

Represents adjustments to record the preliminary estimated fair value of intangibles acquired in the Mergers. The general categories of the acquired identified intangible assets are expected to be the following:

(in thousands)	Estimated Useful Life (in years)	Preliminary Fair Value
Trade Name	Indefinite	$800,000
Licensing	30	40,000
Season passholder relationship	2	5,000

Total fair value of Six Flags’ intangible assets (other than goodwill)		845,000
Less: Six Flags historical intangible assets		344,147

Pro forma adjustment		$500,853

The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold, or are intended to be used in a manner other than their best use. The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of intangible assets and the purchase price allocation, which is expected to be finalized subsequent to the Mergers.

(C)	Cash and cash equivalents have been adjusted for the following:

(in thousands)
Proceeds from new revolving credit facility (net of fees paid)	$301,199
Proceeds from new term loan financing (net of fees paid)	497,500
Payoff of Six Flags Term Loan B	(479,000)
Payoff of Six Flags revolving credit facility	(89,000)
Payment of Special Dividend to Six Flags Stockholders (i)	(83,541)
Consent payments to Cedar Fair bond holders (ii)	(4,300)
Payment for settlement or redemption of Cedar Fair Special LP Interest (iii)	(5,290)
Structuring fee paid on terminated credit facility (iv)	(5,750)
Payment of transaction bonus (v)	(7,900)
Transaction cost paid by Cedar Fair on behalf of Six Flags (vi)	(75,742)
Cash paid for Cedar Fair transaction costs (vii)	(65,666)

Pro forma adjustment	$(17,490)

(i)

Represents adjustment to reflect the estimated Special Dividend payment to Six Flags Stockholders to be declared one business day prior to the Closing Date. The amount of the Special Dividend is subject to adjustment equal to the number of outstanding Six Flags Equity Awards with dividend participation rights one business day prior to the Closing Date. The amount of the Special Dividend shall be equal to $1.00 per share, plus the product of a) the Six Flags Exchange Ratio and b) the amount of distributions per unit declared or paid by Cedar Fair with respect to a Cedar Fair Unit with a record date following the date of the Merger Agreement and prior to the Closing Effective Time. Amounts presented assume no distributions by Cedar Fair requiring adjustment to the Special Dividend.

(ii)

Reflects recognition of deferred debt issuance cost associated with the Consent Payment to Cedar Fair bond holders related to modification of its 2025, 2027, 2028 and 2029 Senior Notes in connection with the Mergers.

(iii)

Reflects the payment for settlement or redemption of the Cedar Fair Special LP Interests. Following such payment to Cedar Fair Special LP Interest holders, the related capital accounts will be automatically cancelled and retired. The issued and outstanding Cedar Fair Special LP Interests immediately prior to the Cedar Fair First Merger Effective Time shall be converted into the right to receive $5.29 million (less any Cedar Fair Special LP Interest amounts redeemed) in the aggregate, without interest, with such aggregate amount payable to such holders thereof pro rata based on the holders’ relative capital accounts, and shall thereafter automatically be cancelled and retired and shall cease to exist.

(iv)	Reflects structuring fee paid in connection with terminated commitment for 364-day term loan facility.
(v)

Reflects transaction and performance bonuses paid at the Closing Date to the Six Flags CEO and CFO, and certain other Six Flags and Cedar Fair employees, related to employment agreement modifications entered into in conjunction with the Mergers.

(vi)	Reflects transaction costs to be paid by Cedar Fair on behalf of Six Flags at the Closing Date, included in the fair value of the consideration transferred.
(vii)

Reflects transaction costs to be paid by Cedar Fair subsequent to the balance sheet date; of this amount $5.0 million was included within other accrued liabilities as of September 24, 2023. Refer to adjustment (DD) to the Unaudited Pro Forma Condensed Combined Statement of Operations below.

(D)

Represents the excess of the fair value of consideration transferred over the preliminary fair value of acquired net tangible and identifiable intangible assets net of assumed liabilities and is estimated to be $2.33 billion, which is an increase of $1.67 billion over Six Flag’s book value of goodwill prior to the Mergers. The estimated goodwill to be recognized is attributable to operational and general and administrative cost synergies, expanded market opportunities and other benefits that management believes will result from combining its Cedar Fair operations with the operations of Six Flags. Acquired goodwill will not be income tax deductible.

(E)	Represents the elimination of historical accumulated other comprehensive loss of Six Flags in connection with the Mergers.

(F)	Represents an adjustment to deferred tax liabilities of $421 million as a result of the pro forma adjustments for assets acquired and liabilities assumed in the Mergers.

These estimates are preliminary as adjustments to our deferred taxes could change due to further refinement of our statutory income tax rates used to measure our deferred taxes and changes in the estimates of the fair values of assets acquired and liabilities assumed that may occur in conjunction with the closing of the Transactions. These changes in estimates could be material.

(G)

Reflects adjustment to remeasure acquired lease liabilities and ROU assets in accordance with ASC 842, Leases. Adjustment to the ROU asset is net of the effect of acquired unfavourable lease arrangements of $25 million.

(H)

Cedar Fair L.P. was historically treated as a publicly traded partnership for U.S. federal and state income tax purposes. Following the Cedar Fair Mergers, CopperSteel will be subject to U.S. federal income taxes in addition to state and local income taxes. As a result, the unaudited pro forma condensed combined financial information reflects an adjustments to deferred tax liabilities to account for the income tax effects. As such, the adjustment primarily represents the reduction to deferred tax liabilities as a result of the Cedar Fair Mergers. The adjustment of $249.7 million has been preliminarily allocated to equity as CopperSteel management determined that it primarily represents a transaction among stockholders and is partially offset by a $5.1 million adjustment to accumulated deficit related to stock-based compensation. The allocation of this adjustment is not final and is subject to change from the unaudited pro forma condensed combined financial statements presented herein and could result in a material change in provision for taxes.

These estimates are preliminary as adjustments to our deferred taxes could change due to further refinement of our statutory income tax rates used to measure our deferred taxes and changes in the estimates of the fair values of assets acquired and liabilities assumed that may occur in conjunction with the closing of the Transactions. These changes in estimates could be material.

(I)	Reflects preliminary fair value adjustment to the carrying value of debt assumed in connection with the Mergers.

(J)	Reflects the preliminary adjustment to debt in connection with the Debt Financing as follows:

(in thousands)
Proceeds from new revolving credit facility (net of fees paid) (i)	$301,199
Proceeds from new term loan financing (net of fees paid) (ii)	497,500
Payoff of Six Flags Term Loan B and revolving credit facility (iii)	(568,000)
Derecognition of deferred debt issuance cost on retired debt (iv)	7,121
Consent Payment to Cedar Fair bond holders (v)	(4,300)

Pro forma adjustment	$233,520

(i)	Represents estimated borrowings under the new revolving credit facility as of the Closing Date, net of debt issuance costs of $12.8 million.
(ii)	Represents proceeds from new term loan financing entered in connection with settlement of Six Flags Term Loan B, net of debt issuance costs of $2.5 million.
(iii)	Represents settlement of outstanding principal due on Six Flags revolving credit facility and Term Loan B of $89 million and $479 million, respectively, at the Closing Date.
(iv)

Represents derecognition of deferred debt issuance costs associated with retired Cedar Fair revolving debt facility and Six Flags Term Loan B facility in the amount of $3.6 million and $3.5 million, respectively. Additionally, unamortized deferred debt issuance cost of $6.2 million associated with the retired Six Flags revolving credit facility has been derecognized from within other assets.

(v)

Reflects recognition of deferred debt issuance cost associated with the Consent Payment to Cedar Fair bondholders related to modification of its 2025, 2027, 2028 and 2029 Senior Notes in connection with the Mergers.

(K)

Preliminary estimated fair value of redeemable noncontrolling interests of Six Flags to be recognized in connection with the Mergers is equal to carrying value as of October 1, 2023. The estimated fair value is subject to change.

(L)	Represents the adjustments with an impact to CopperSteel Common Stock, as follows:

See also corresponding tick mark explanations.

(in thousands)
Elimination of Six Flags Common Stock	$(2,088)
Issuance of 48.5 million shares of CopperSteel Common Stock at 0.01 par value (i)	485
Conversion of Cedar Fair Units to CopperSteel Common Stock (ii)	510
Accelerated vesting of certain Six Flags PSU and RSU Awards into CopperSteel Common Stock in connection with the Mergers (iii)	4
Six Flags Restricted Shares issued in connection with the Mergers (iv)	—

Pro forma adjustment	$(1,089)

(i)

Represents the issuance of 48.5 million shares of CopperSteel Common Stock at a par value of $0.01 per share, or in CopperSteel Common Stock, in exchange for Six Flags Common Stock issued and outstanding as of the Closing Effective Time, including issuance of CopperSteel Common Stock on account of conversion of Six Flags Restricted Shares, Six Flags RSU Awards and Six Flags Deferred Share Unit Awards as per the Six Flags Exchange Ratio stipulated in the Merger Agreement. The excess fair value over the par value is reflected within Capital in excess of par value.

(ii)

Reflects the conversion of Cedar Fair Units and Cedar Fair Unit-Settled Deferred Units to CopperSteel Common Stock at the Cedar Fair First Effective Time per the Cedar Fair Exchange Ratio stipulated in the Merger Agreement, and the subsequent automatic cancellation and retirement of Cedar Fair Units and Cedar Fair general partnership interests with historical carrying values of $586 million and $6 thousand respectively, at the Cedar Fair Second Merger Effective Time.

(iii)

Reflects certain Six Flags PSU Awards and Six Flags RSU Awards previously granted to the Six Flags CEO and CFO which will be converted into fully vested shares of CopperSteel Common Stock based on the Six Flags Exchange Ratio as stipulated in the Merger Agreement. As described in Note 5 below, these Six Flags PSU Awards and Six Flags RSU Awards are subject to conversion into Six Flags Restricted Shares by December 31, 2023.

(iv)	Reflects the issuance of Six Flags Restricted Shares to the Six Flags CEO and certain other Six Flags employees in connection with the Mergers.

(M)	Represents the adjustments with an impact to capital in excess of par value, as follows:

See also corresponding tick mark explanations.

(in thousands)
Adjustment for excess of fair value over the par value in respect of CopperSteel Common Stock issued to Six Flags in connection with the Mergers (L) (Note 3)	$2,021,204
Conversion of pre-combination Cedar Fair historical equity to CopperSteel (L)	(586,590)
Accelerated vesting of certain Six Flags PSU Awards and Six Flags RSU Awards into CopperSteel Common Stock in connection with the Mergers (L)	15,655
Six Flags Restricted Shares issued in connection with the Mergers (i)	2,425
Payment of Special Dividend to Six Flags Stockholders (C)	(83,541)
Elimination of pre-combination Six Flags historical capital in excess of par value	(1,128,377)
Fair value of the equity awards issued by CopperSteel to Six Flags attributable to pre-combination service (ii)	10,453
Tax adjustments related to the Cedar Fair Mergers (H)	249,749

Pro forma adjustment	$500,978

(i)	Reflects the issuance of Six Flags Restricted Shares to the Six Flags CEO and certain other Six Flags employees in connection with the Mergers.
(ii)	Reflects fair value of the equity awards issued by CopperSteel to Six Flags employees attributable to pre-combination service, included in the fair value of the Merger Consideration transferred.

(N)	Represents the adjustments with an impact to accumulated deficit, as follows:

See also corresponding tick mark explanations.

(in thousands)
Expected transaction costs of Cedar Fair (C)(iii)	$(60,654)
Elimination of pre-combination Six Flags historical accumulated deficit	1,939,207
Accelerated vesting of certain Six Flags PSU Awards and Six Flags RSU Awards into CopperSteel Common Stock in connection with the Mergers (L)	(15,659)
Recognition of structuring fee for terminated 364-day term loan facility	(5,750)
Payment of transaction bonus (C)	(7,900)
Six Flags Restricted Shares and Restricted Stock Awards issued in connection with the Mergers (i)	(2,425)
Unamortized debt issuance cost on existing debt (ii)	(3,574)
Tax adjustment related to the Cedar Fair Mergers (H)	(5,089)

Pro forma adjustment	$1,838,156

(i)	Reflects the issuance of Six Flags Restricted Shares to the Six Flags CEO and certain other Six Flags employees in connection with the Mergers.
(ii)	Represents derecognition of unamortized debt issuance costs in the amount of $3.6 million in connection with settlement of the existing revolving credit facilities of Cedar Fair.
(iii)

Represents the portion of Cedar Fair’s $65.7 million in total estimated transaction costs in excess of $5.0 million recorded within other accrued liabilities on the Unaudited Condensed Combined Pro Forma Balance Sheet.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

In order to mitigate the possible impact of Sections 280G and 4999 of the Code on Six Flags and certain Six Flags employees, including Messrs. Bassoul and Mick, effective December 20, 2023, the Six Flags Board approved the following in connection with the Mergers:

•

For Mr. Bassoul, payment of 50% of the transaction bonus (i.e., $1,500,000) otherwise payable at the Closing Effective Time by December 31, 2023, in the form of Six Flags Restricted Shares, less applicable taxes, subject to the employment vesting conditions described in this proxy statement/prospectus;

•

For Messrs. Bassoul and Mick, payment of an amount in cash by December 31, 2023, equal to such executive officers’ 2023 annual bonuses at target levels, less applicable taxes (Mr. Bassoul – $2,325,000; Mr. Mick – $612,000);

•

For certain employees other than Messrs. Bassoul and Mick, payment of a retention award in the form of Six Flags Restricted Shares by December 31, 2023, less applicable taxes, subject to employment vesting conditions; and

•

For certain employees, including Messrs. Bassoul and Mick, conversion by December 31, 2023, of certain outstanding Six Flags RSU Awards and/or Six Flags PSU Awards that would have otherwise vested at or after the Closing Effective Time into Six Flags Restricted Shares, less applicable taxes, subject to the employment vesting conditions described in this proxy statement/prospectus.

The adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations presented below give effect to these provisions, to the extent material.

The pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Statements of Operations are as follows:

(AA)

The adjustment reflects a net increase in depreciation expense related to step-up in value of property and equipment acquired. Depreciation adjustments have been computed applying a straight-line method as follows:

(in thousands)	Estimated Useful Life (in years)	Preliminary Estimated Fair value	Depreciation for the Year Ended December 31, 2022	Depreciation for the Nine Months Ended September 24, 2023
Land	n.a.	$465,000	$—	$—
Rides and equipment	7	1,872,785	267,541	200,655
Construction in progress	n.a.	127,215	—	—

Total		2,465,000	267,541	200,655
Less: Historical depreciation expense			116,374	85,403

Pro forma adjustment for incremental depreciation expense			$151,167	$115,252

(BB)

Represents the pro forma adjustment to record amortization expense of $3.1 million and $2.3 million, for the year ended December 31, 2022, and nine months ended September 24, 2023, respectively, based on the preliminary fair value of identified intangible assets less historical amortization expense for both the periods associated with the historical intangible assets.

(in thousands)	Estimated Useful Life (in years)	Preliminary Estimated Fair Value	Amortization for the Year Ended December 31, 2022	Amortization for the Nine Months Ended September 24, 2023
Trade Name	Indefinite	$800,000	$—	$—
Licensing	30	40,000	1,333	1,000
Season passholder relationship	2	5,000	2,500	1,875

Total		845,000	3,833	2,875
Less: Historical amortization expense			750	563

Pro forma adjustment to incremental amortization expense			$3,083	$2,312

(CC)

Reflects the Six Flags Stock Options, Six Flags Restricted Shares, Six Flags RSU Awards, and Six Flags PSU Awards outstanding immediately prior to the Closing which will be converted into an award of CopperSteel Stock Options, CopperSteel Restricted Shares, CopperSteel RSU Awards and CopperSteel PSU Awards, respectively. The adjustment reflects the fair value of the portion of share-based payment awards that will be issued by CopperSteel related to services to be rendered subsequent to Closing Mergers and associated change in share-based compensation expense for amounts in excess of expense recognized in the historical periods. Fair value of the replacement equity awards has been estimated based upon the trading price of Six Flags Common Stock as of December 18, 2023.

(DD)

Reflects estimated nonrecurring transaction-related expenses of $60.7 million expected to be incurred by Cedar Fair through the Closing Date and which are not reflected in the historical results of operations. These nonrecurring expenses are not anticipated to affect the Unaudited Pro Forma Condensed Combined Statement of Operations beyond twelve months after the Closing.

(EE)

Reflects the removal of the legacy Cedar Fair partnership tax provision and the recording of corporate tax provision on the income of the partnership at an estimated statutory rate of 25.2%. The estimated statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transactions.

(FF)

Reflects estimated income tax impact effect related to the Transaction Accounting adjustments. Tax-related adjustments are based upon an estimated statutory tax rate of 25.2%. The estimated statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transactions.

(GG)

Reflects compensation cost related to employment arrangements which are newly entered into by Cedar Fair in conjunction with the Mergers, including $2.4 million in transaction bonuses payable at the Closing Date and $9.7 million in newly granted Cedar Fair Equity Awards which vest over 18 months. Additionally includes compensation cost related to $7.0 million in estimated transaction and performance bonuses to the Six Flags CEO and CFO due at the Closing Date and $1.9 million in Six Flags Restricted Shares granted to certain Six Flags employees as a result of modification of certain employee arrangements in conjunction with the Mergers. Fair value of the equity awards has been estimated based upon the trading price of Six Flags Common Stock as of December 18, 2023.

(HH)	Represents an increase to interest expense of $49.9 million and $10.0 million for the year ended December 31, 2022, and the nine months ended September 24, 2023, which includes the following:

(in thousands, except per share data)	For the Year Ended December 31, 2022	For the Nine Months Ended September 24, 2023
Interest expense on new revolving credit facility and new term loan financing (i)	$64,340	$48,403
Amortization of deferred issuance costs on new revolving credit facility and new term loan financing	2,696	2,170
Amortization of the Consent Payment to Cedar Fair bond holders	1,075	806
Recognition of structuring fee for terminated 364-day term loan facility	5,750	—
Elimination of historical interest expense and amortization of debt issuance costs on existing revolving credit facilities of Six Flags	(8,756)	(11,523)
Elimination of historical interest expense and amortization of debt issuance costs on existing Term Loan B of Six Flags	(27,839)	(32,768)
Elimination of historical interest expense and amortization of debt issuance costs on existing revolving credit facilities of Cedar Fair	(5,439)	(7,889)
Write-off of unamortized debt issuance costs on existing Cedar Fair revolving credit facilities	3,574	—
Amortization of fair value adjustment on acquired Six Flags debt	14,454	10,840

Pro forma adjustment	$49,855	$10,039

(i)

The new revolving credit facility has a variable interest rate; interest adjustments assume a rate of 7.39% and an increase or decrease of 1/8th percent in the interest rate would result in an increase or decrease in interest expense of $0.4 million and $0.3 million during the year ending December 31, 2022, and the nine months ended September 24, 2023, respectively. Additionally, the new term loan financing has a variable interest rate; interest adjustments assume a rate of 7.185%, and an increase or decrease of 1/8th percent in the interest rate would result in an increase or decrease in interest expense of $0.6 million and $0.5 million during the year ending December 31, 2022, and the nine months ended September 24, 2023, respectively.

(II)

Represents the net change in lease expense for the year ended December 31, 2022, and nine months ended September 24, 2023, respectively, due to remeasurement of acquired lease liabilities and ROU assets.

(JJ)

Reflects adjustment for elimination of net income attributable the Cedar Fair General Partner for the year ended December 31, 2022, and for the nine months ended September 24, 2023, respectively as the Cedar Fair General Partner will be automatically cancelled and shall cease to exist in connection with the Mergers.

Note 6. Earnings Per Share

The following table sets forth the computation of pro forma basic and diluted earnings per share for the year ended December 31, 2022, and for the nine months ended September 24, 2023.

(in thousands, except per share data)	For the Year Ended December 31, 2022	For the Nine Months Ended September 24, 2023
Numerator:
Pro forma net income attributable to CopperSteel Common Stock	$131,855	$81,564
Denominator:
Shares of CopperSteel Common Stock to be issued to Cedar Fair Unitholders pursuant to the Merger Agreement	51,017	51,017
Shares of CopperSteel Common Stock to be issued to Six Flags Stockholders pursuant to the Merger Agreement	48,454	48,454
Shares of CopperSteel Common Stock to be issued to certain holders of Six Flags Equity Awards pursuant to the Merger Agreement	375	375
Shares of CopperSteel Common Stock to be issued pursuant to vested CopperSteel Equity Awards issued in respect of Six Flags Equity Awards	93	453
Shares of CopperSteel Common Stock to be issued pursuant to Six Flags Equity Awards granted to Six Flags employees in connection with the Mergers	58	80
Shares of CopperSteel Common Stock to be issued pursuant to Cedar Fair Equity Awards granted to Cedar Fair employees in connection with the Mergers	—	164
Shares of CopperSteel Common Stock to be issued pursuant to vested CopperSteel Equity Awards issued in respect of Cedar Fair Equity Awards	58	238
Pro Forma weighted average shares (basic)	100,055	100,781
Dilutive impact of CopperSteel Equity Awards to be issued to holders of Six Flags Equity Awards pursuant to the Merger Agreement	625	625
Dilutive impact of CopperSteel Equity Awards to be issued in respect of Six Flags Equity Awards	510	70
Dilutive impact of CopperSteel Equity Awards to be issued to Six Flags employees in connection with the Mergers	22	—
Dilutive impact of CopperSteel Equity Awards to be issued in respect of Cedar Fair Equity Awards	1,079	765
Dilutive impact of CopperSteel Equity Awards to be issued to Cedar Fair employees in connection with the Mergers	247	—
Pro Forma weighted average shares (diluted)	102,538	102,241

Pro forma net income per share attributable to CopperSteel Common Stock:
Basic	$1.32	$0.81
Diluted	$1.29	$0.80

MARKET PRICE INFORMATION

Six Flags Common Stock is listed on the NYSE under the symbol “SIX.” Cedar Fair’s Units are listed on the NYSE under the symbol “FUN.” Following the consummation of the Mergers, CopperSteel is expected to change its name to “Six Flags Entertainment Corporation” and be listed on NYSE under the ticker symbol “FUN.”

The high and low trading prices for the Six Flags Common Stock as of November 2, 2023, the last trading day immediately before the public announcement of the Mergers, were $22.70 and $20.62, respectively. The high and low trading prices for the Cedar Fair Units as of November 2, 2023 the last trading day immediately before the public announcement of the Mergers, were $38.22 and $34.53, respectively.

As of                , 2024, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were                    shares of Six Flags Common Stock outstanding and                Cedar Fair Units outstanding.

Six Flags Stockholders and Cedar Fair Unitholders are encouraged to obtain current market quotations for Six Flags Common Stock and Cedar Fair Units and to review carefully the other information contained in this proxy statement/prospectus, attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of CopperSteel Common Stock as of or after the Closing Effective Time. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

DESCRIPTION OF COPPERSTEEL CAPITAL STOCK

The following is a description of the terms of CopperSteel’s capital stock after giving effect to the Mergers. This description is a summary only and is qualified by reference to the relevant provisions of the DGCL, CopperSteel’s certificate of incorporation and bylaws, each as may be amended from time to time, which are attached as Annex C and Annex D to this proxy statement/prospectus.

References to “corporation” “stockholders”, “common stock”, “preferred stock”, “certificate of incorporation” and “bylaws” in this section refer to CopperSteel, the CopperSteel Stockholders, CopperSteel Common Stock, CopperSteel Preferred Stock, the CopperSteel certificate of incorporation and the CopperSteel bylaws, respectively.

Authorized Capital Stock

The total number of shares of all classes of stock that CopperSteel is authorized to issue consists of 410,000,000 shares, which is divided into two classes as follows:

•	10,000,000 shares of preferred stock, $0.01 par value per share, which may be designated from time to time in accordance with Article IV of the certificate of incorporation of CopperSteel; and

•	400,000,000 shares of common stock, par value of $0.01 per share of CopperSteel Common Stock.

Common Stock

Economic Rights

Dividends and Distributions. Subject to the rights of the holders of any series of preferred stock then outstanding and to the other provisions of applicable law and the certificate of incorporation, holders of common stock are entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the CopperSteel if, as and when declared thereon by the CopperSteel Board from time to time out of assets or funds of CopperSteel legally available therefor.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of CopperSteel, whether voluntary or involuntary, after payment or provision for payment of CopperSteel’s debts and any other payments required by applicable law and subject to the right, if any, of the holders of any series of preferred stock then outstanding or any class or series of stock having a preference over or the right to participate with the common stock as to distributions upon dissolution or liquidation or winding up of CopperSteel, the remaining assets of CopperSteel will be distributed to the holders of shares of common stock equally, on a per share basis.

Prior to the consummation of the Mergers, application will be made to list CopperSteel Common Stock on the NYSE under the symbol “FUN.”

Voting Rights; Proxies

Except as required by the DGCL or as expressly otherwise provided by the certificate of incorporation or the bylaws, any matter, other than the election of directors, brought before any meeting of the stockholders shall be decided by the affirmative vote of the holders of a majority of the total number of votes of CopperSteel’s capital stock represented in person or by proxy and entitled to vote thereat, voting as a single class. Each stockholder represented in person or by proxy at a meeting of the stockholders shall be entitled to cast one vote for each share of the capital stock held by such stockholder. Such votes may be cast in person or by proxy, but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period.

The certificate of incorporation provides that the number of authorized shares of any class of stock, including common stock, may be increased or decreased (but not below the number of shares of such class then outstanding) by the CopperSteel Board and by the affirmative vote of the holders of a majority in voting power of the then outstanding shares of CopperSteel capital stock entitled to vote generally in an election of directors, voting together as a single class. Notwithstanding the foregoing, any amendment to the certificate of incorporation effecting changes set forth in (i) Section 242(d)(1) of the DGCL can be affected without a stockholder vote and (ii) Section 242(d)(2) of the DGCL shall only require the vote of stockholders set forth in Section 242(d)(2) of the DGCL.

Other Rights

Holders of the common stock do not have preemptive, subscription, redemption, conversion or sinking fund rights.

Blank Check Preferred Stock

The CopperSteel Board is authorized, subject to limitations prescribed by applicable law, to provide, by resolution or resolutions, for the issuance of shares of preferred stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the powers (including voting powers), designations, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), designations, preferences, and relative, participating, optional and other special rights of each series of preferred stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Certificate of Incorporation and Bylaw Provisions

For additional detail on these provisions, please see the section entitled “Comparison of Stockholder and Unitholder Rights Before and After the Mergers.”

Structure of the Board of Directors

Number of Directors. The CopperSteel Board will, as of the Closing, consist of 12 members. The size of the CopperSteel Board shall be fixed from time-to-time exclusively by resolution of the CopperSteel Board, subject to any rights of the holders of any series of preferred stock.

If the number of directors on the CopperSteel Board changes, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director.

Under the terms of the Merger Agreement, six of the new directors shall be appointed by Six Flags (and will include Mr. Selim Bassoul as Executive Chairman), and six of the new directors shall be appointed by Cedar Fair (and will include Mr. Daniel Hanrahan as Lead Independent Director, and Mr. Richard Zimmerman).

Term and Election of Directors. The certificate of incorporation provides for a classified board.

The directors (other than those elected by the holders of any series of preferred stock) will be divided into three classes, designated as Class I, Class II and Class III. Each class is to consist, as nearly as possible, of one-third of the total number of directors of the CopperSteel Board, and will be divided evenly between directors appointed by Six Flags and Cedar Fair.

The Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Effective Time; the Class II directors will initially serve for a term expiring at the second annual meeting of stockholders following the Closing Effective Time; and the Class III directors will initially serve for a term expiring at the third annual meeting of stockholders following the Closing Effective Time.

Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office.

Except as required by the DGCL or as expressly otherwise provided by the certificate of incorporation or the bylaws, each director nominee shall be elected by a plurality of the votes cast with respect to such director nominee’s election at any meeting for the election of directors at which a quorum is present, and there is no cumulative voting of directors.

Vacancies on the Board of Directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the number of directors constituting the whole board or any vacancies in the CopperSteel Board resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled by any other person or persons. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office or, if later, until his or her successor is elected and qualified, subject to his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors constituting the CopperSteel Board may shorten the term of any incumbent director.

Advance Notice of Stockholder Action at a Meeting. The bylaws provide that, stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to CopperSteel Secretary in advance of such meeting.

Proxy Access. The CopperSteel bylaws provide that, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of the common stock for three years or more may nominate a director and have that nominee included in the CopperSteel’s proxy materials, provided that the stockholder and nominee satisfy the requirements specified in the bylaws. Any stockholder who intends to use these procedures to nominate a candidate for election to the board of directors for inclusion in the CopperSteel’s proxy statement must satisfy the requirements specified in the bylaws.

Calling Special Meetings of Stockholders. The certificate of incorporation provides that special meetings of stockholders of CopperSteel may be called in accordance with the bylaws and only (i) by the chairman of the CopperSteel Board, (ii) the chief executive officer of CopperSteel, (iii) the president of CopperSteel, (iv) the secretary of CopperSteel within 10 calendar days after receipt of a written request of the CopperSteel Board, or (v) at the written request of one or more stockholders that collectively own at least 20% of the outstanding shares of capital stock of CopperSteel entitled to vote on the matter for which such meeting is to be called.

Stockholder Action by Written Consent. The CopperSteel certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the holders of outstanding shares of capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted and shall be delivered to CopperSteel.

Amendment of Governing Documents. The certificate of incorporation provides that the CopperSteel Board is expressly authorized to make, alter, amend or repeal the bylaws of CopperSteel. The CopperSteel Stockholders may also amend, alter or repeal and make new bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of CopperSteel entitled to vote thereon, voting together as a single class, which vote shall be in addition to any vote of the holders of any class or series of capital stock of CopperSteel required herein (including any certificate of designation relating any series of preferred stock).

Limitations of Liability and Indemnification Matters. The certificate of incorporation includes provisions that limit the liability of CopperSteel’s directors and officers for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. The DGCL provides that directors and officers of a corporation (as applicable) will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which they derived an improper personal benefit; and/or

•	for an officer, in any action by or in right of the corporation.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

CopperSteel’s certificate of incorporation also provides that CopperSteel shall indemnify its present and former directors and officers and may indemnify other officers, employees and agents to the fullest extent permitted by law. CopperSteel believes that indemnification under the CopperSteel’s certificate of incorporation will cover at least negligence and gross negligence on the part of indemnified parties. The CopperSteel certificate of incorporation also permits CopperSteel to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions in this capacity, regardless of whether the DGCL would permit indemnification.

Anti-Takeover Provisions

CopperSteel is a Delaware corporation subject to Section 203 of the DGCL, which generally prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the CopperSteel Board and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

CopperSteel does not intend to opt out of the protections of Section 203 of the DGCL, and as a result, the statute will apply to CopperSteel upon the consummation of the Mergers.

Exclusive Forum

The certificate of incorporation provides that, unless CopperSteel consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CopperSteel, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, employee, or agent of CopperSteel to CopperSteel or CopperSteel’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or CopperSteel’s organizational documents, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Unless CopperSteel consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act.

COMPARISON OF STOCKHOLDER AND UNITHOLDER RIGHTS BEFORE AND AFTER THE MERGERS

Six Flags, Cedar Fair and CopperSteel are each organized under the laws of the State of Delaware and the Cedar Fair General Partner is organized under the laws of the State of Ohio. If the Mergers are consummated, Six Flags Stockholders, certain holders of Six Flags Equity Awards, Cedar Fair Unitholders and certain holders of Cedar Fair Equity Awards will receive shares of CopperSteel Common Stock pursuant to the Mergers. The rights of each such equityholder of Six Flags and Cedar Fair who become CopperSteel Stockholders through the receipt of shares of CopperSteel Common Stock will be governed by the DGCL, the CopperSteel certificate of incorporation and the CopperSteel bylaws. This section summarizes material differences between the rights of Six Flags Stockholders and Cedar Fair Unitholders before consummation of the Mergers, and CopperSteel Stockholders after the consummation of the Mergers. These differences in stockholder and unitholder rights result from the fact that Six Flags and CopperSteel are Delaware corporations, whereas Cedar Fair is a Delaware limited partnership and governed by the DRUPA, with an Ohio corporation law governed general partner, as well as due to differences between each company’s respective constituent documents.

The following summary is not a complete statement of the rights of the stockholders of any of the companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and DRULPA (as applicable) and Six Flags’, Cedar Fair’s and CopperSteel’s constituent documents, which you are urged to carefully read.

The form of the amended and restated CopperSteel certificate of incorporation and the amended and restated CopperSteel bylaws are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus and are incorporated by reference herein. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

AUTHORIZED CAPITAL STOCK / UNITS

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation authorizes Six Flags to issue 280,000,000 shares of Six Flags Common Stock, and 5,000,000 shares of Six Flags Preferred Stock. As of October 30, 2023, there were 83,537,017 shares of Six Flags Common Stock outstanding and no shares of Six Flags Preferred Stock outstanding.	The CopperSteel certificate of incorporation will authorize 410,000,000 shares of capital stock, consisting of (i) 10,000,000 shares of CopperSteel Preferred Stock, and (ii) 400,000,000 shares of CopperSteel Common Stock.	The partnership interests of Cedar Fair consist of (i) 99.999% limited partner interests represented by Cedar Fair Units (which the Cedar Fair General Partner is authorized to issue up to 750,000,000 Cedar Fair Units) and (ii) 0.001% general partner interest held by the Cedar Fair General Partner. As of October 30, 2023, there were 51,015,226 Cedar Fair Units issued and outstanding.

VOTING RIGHTS

Six Flags	CopperSteel	Cedar Fair
All elections and questions presented to stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders	Any matter brought before any meeting of the stockholders shall be decided by the affirmative vote of the holders of a majority of the	At any meeting of the limited partners duly called and held in accordance with the Cedar Fair Limited Partnership Agreement at

Six Flags	CopperSteel	Cedar Fair

of a majority in voting power of the shares of stock of Six Flags which are present in person or represented by proxy at the meeting and entitled to vote thereon, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Six Flags’ governing documents or with respect to the rights of any preferred stock of Six Flags, and subject to the discussion in “— Term & Election of Directors” below.

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

total number of votes of CopperSteel’s capital stock represented in person or by proxy and entitled to vote thereat, voting as a single class, subject to the discussion in “— Term & Election of Directors” below, and unless otherwise required by law.

Each stockholder represented in person or by proxy at a meeting of the stockholders shall be entitled to cast one vote for each share of the capital stock held by such stockholder.

Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period.

which a quorum is present, the act of the record holders of Cedar Fair Units holding more than 50% of the Cedar Fair Units outstanding at any particular time will be deemed to constitute the act of all limited partners, unless a higher percentage is required under the Cedar Fair Limited Partnership Agreement.

Each holder of a Cedar Fair Unit is entitled to one vote for each unit held of record on the applicable record date on all matters presented to a vote of the Cedar Fair Unitholders.

Such votes may be cast in person or by proxy.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by such company’s certificate of incorporation or bylaws.

Six Flags	CopperSteel	Cedar Fair

The Six Flags Board currently has seven members. The size of the board shall be fixed from time to time by resolution of the Six Flags Board, subject to the rights, if any, of the holders of shares of any series of Six Flags Preferred Stock.

No decrease in the number of directors constituting the Six Flags Board may shorten the term of any incumbent director.

The CopperSteel Board will, as of the Closing, consist of 12 members: (i) six directors appointed by Six Flags, including the designation of Selim Bassoul (as Executive Chair) and Ben Baldanza and (ii) six directors appointed by Cedar Fair, which will include Daniel Hanrahan (as Lead Independent Director) and Richard Zimmerman.

The size of the CopperSteel Board shall be fixed from time-to-time

The Cedar Fair Board currently has eight members. The directors are divided into three classes: Class I and Class II each consist of three directors, and Class III consists of two directors.

The size of the board cannot be fewer than three nor more than nine and will be such number as established by a majority of the directors.

Six Flags	CopperSteel	Cedar Fair

exclusively by resolution of the CopperSteel Board, subject to any rights of the holders of any series of CopperSteel Preferred Stock.

If the number of directors on the CopperSteel Board changes, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director.

TERM & ELECTION OF DIRECTORS

Six Flags	CopperSteel	Cedar Fair

The Six Flags Certificate of Incorporation provides for an unclassified board.

At each annual meeting, the Six Flags Stockholders shall elect directors, each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, disqualification or removal.

At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast is sufficient to elect a candidate and there is no cumulative voting for election of directors.

The CopperSteel certificate of incorporation will provide for a classified board.

The directors (other than those elected by the holders of any series of CopperSteel Preferred Stock) will be divided into three classes, designated as Class I, Class II and Class III. Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors of the CopperSteel Board, and will be divided evenly between directors appointed by Six Flags and Cedar Fair.

The Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Effective Time; the Class II directors will initially serve for a term expiring at the

The Cedar Fair Limited Partnership Agreement and Cedar Fair General Partner Regulations provide for a classified board.

The Cedar Fair General Partner and Cedar Fair hold an annual meeting of the Cedar Fair limited partners for the purpose of electing directors to the board. The persons receiving the greatest number of votes of the Cedar Fair limited partners present at the applicable meeting in person or by proxy shall be the directors.

The directors are divided into three classes, designated as Class I, Class II and Class III. Each class of directors is to consist, as nearly equal as possible, of one-third of the total number of directors and one of the classes shall be elected for a three-year term of office at each annual

Six Flags	CopperSteel	Cedar Fair

second annual meeting of stockholders following the Closing Effective Time; and the Class III directors will initially serve for a term expiring at the third annual meeting of stockholders following the Closing Effective Time.

Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office.

Unless otherwise required by law, each director nominee shall be elected by a plurality of the votes cast with respect to such director nominee’s election at any meeting for the election of directors at which a quorum is present, and there is no cumulative voting of directors.

meeting of the Cedar Fair limited partners.

A director shall hold office until the annual meeting for the year in which his or her term expires and his or her successors shall be elected and shall qualify, subject, however, to prior death, resignation or removal from office.

REMOVAL OF DIRECTORS

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Six Flags	CopperSteel	Cedar Fair
Under the Six Flags Certificate of Incorporation, subject to the rights, if any, of the holders of shares of Six Flags Preferred Stock, any or all of the directors of the Six Flags Board may be removed from office at any time, with or without cause, only by the affirmative vote of at least a majority of the total voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.	Under the CopperSteel certificate of incorporation, directors may be removed only for cause upon the affirmative vote of stockholders representing a majority of the voting power of the then outstanding shares of capital stock of CopperSteel entitled to vote generally in an election of directors (subject to any rights of the holders of any series of CopperSteel Preferred Stock then outstanding).	Under the Cedar Fair Limited Partnership Agreement and Cedar Fair General Partner Regulations, all the directors or all of a particular class, or any individual director, may be removed from office with or without assigning any cause, by the affirmative vote of the holders of record whose aggregate percentage interest represents at least 80% of Cedar Fair Units.

VACANCIES ON THE BOARD OF DIRECTORS

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Six Flags	CopperSteel	Cedar Fair

Subject to the rights, if any, of the holders of any series of Six Flags Preferred Stock to elect additional directors under circumstances specified in a Six Flags Preferred Stock designation, newly created directorships resulting from any increase in the number of directors and any vacancies on the Six Flags Board resulting from death, resignation, disqualification, removal, or other cause shall be filled by a majority vote of the directors then in office, even if the number of such directors then in office is less than a quorum, or by a sole remaining director, if applicable.

Any director elected in accordance with the foregoing shall hold office until the expiration of the term of office of the director whom such director has replaced, or until such director’s successor has been elected and qualified.

Subject to the rights of the holders of any series of CopperSteel Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors constituting the whole board or any vacancies in the CopperSteel Board resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled by any other person or persons.

A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office or, if later, until his or her successor is elected and qualified, subject to his or her earlier death, resignation, disqualification or removal.

Any vacancies on the Cedar Fair Board will be filled by a majority vote of the directors then in office.

Any director appointed in accordance with the foregoing shall hold office of the director whom such director has replaced, or until such director’s successor has been elected and qualified, and subject to their prior death, resignation or removal from office.

QUORUM FOR BOARD MEETINGS

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Six Flags	CopperSteel	Cedar Fair

Under the Six Flags Bylaws, at all meetings of the Six Flags Board, the directors entitled to cast a majority of the votes of the total number of directors that Six Flags would have if there were no vacancies shall constitute a quorum for the transaction of business.

Except in cases in which the Six Flags Certificate of Incorporation, the Six Flags Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Six Flags Board.

Under the CopperSteel bylaws, the presence of a majority of the total number of directors on the board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the CopperSteel Board.

Except as otherwise provided by the CopperSteel bylaws, the CopperSteel certificate of incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the CopperSteel Board.

Under the Cedar Fair General Partner Regulations, a majority of the directors then in office shall constitute a quorum.

At any meeting at which a quorum is present, all questions and business shall be determined by the affirmative vote of not less than a majority of the directors present except as is otherwise authorized by applicable law.

ANNUAL MEETINGS OF STOCKHOLDERS / UNITHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of the Six Flags Bylaws and the CopperSteel bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by such corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors of each corporation may postpone any previously scheduled annual meeting of stockholders.

The Cedar Fair Limited Partnership Agreement provides that the annual meeting of Cedar Fair limited partner unitholders shall be held at such time and on such business day as the Cedar Fair General Partner may determine each year.

QUORUM FOR STOCKHOLDER / UNITHOLDER MEETINGS

Under the DGCL, and each of the Six Flags Bylaws and the CopperSteel bylaws, a majority in voting power of the shares of the constituent corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

The Cedar Fair Limited Partnership Agreement provides that record holders of Cedar Fair Units holding more than 50% of the Cedar Fair Units outstanding at any particular time, represented in person or by proxy, shall constitute a quorum at a meeting of the Cedar Fair limited partners.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS / UNITHOLDERS

Under the DGCL and each of the Six Flags Bylaws and the CopperSteel bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

The Cedar Fair Limited Partnership Agreement provides that a meeting shall be held at a time and place determined by the Cedar Fair General Partner on a date not more than 60 days after the mailing of notice of the meeting.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS / UNITHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation and Six Flags Bylaws provide that special meetings of the stockholders may be called only by (i) the chairman of the board, (ii) the chief executive officer of Six Flags, (iii) the president of Six Flags, or (iv) the secretary of Six Flags within	The CopperSteel certificate of incorporation provides that special meetings of stockholders of CopperSteel may be called in accordance with the bylaws and only (i) by the chairman of the board, (ii) the chief executive officer of CopperSteel, (iii) the

Meetings of the Cedar Fair limited partners may be called by the Cedar Fair General Partner or by limited partners owning at least 10% of the aggregate Cedar Fair Units.

Within ten days after receipt of such a call from limited partners

Six Flags	CopperSteel	Cedar Fair
ten calendar days after receipt of written request of the Six Flags Board, and the bylaws additionally provide that a special meeting of the stockholders may be called upon the written request of stockholders holding shares representing at least twenty percent (20%) of the voting power of the outstanding shares entitled to vote on the matter for which such meeting is to be called, voting as a single class.	president of CopperSteel, (iv) the secretary of CopperSteel within 10 calendar days after receipt of a written request of the CopperSteel Board, or (v) at the written request of one or more stockholders that collectively own at least 20% of the outstanding shares of capital stock of CopperSteel entitled to vote on the matter for which such meeting is to be called.	or within such greater time as may be reasonably necessary for Cedar Fair to comply with any statutes, rules, regulations, or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Cedar Fair General Partner shall send a notice of the meeting to the limited partners.

STOCKHOLDERS / UNITHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation provides that, any action required or permitted to be taken by the Six Flags Stockholders at a duly called annual or special meeting of Six Flags Stockholders may be effected by the written consent of the holders of capital stock of Six Flags entitled to vote as of the record date of the written consent.	The CopperSteel certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the holders of outstanding shares of capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted and will be delivered to CopperSteel.	The Cedar Fair Limited Partnership Agreement provides that any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by the limited partners owning not less than the minimum percentage interest that would be necessary to authorize or take such action at a meeting at which all the partners were present and voted.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation grants the Six Flags Board the power to make, alter, and repeal the Six Flags Bylaws, provided that such adoption, alteration, or repeal of a bylaw be approved either by (a) the affirmative vote of a majority of the total number of directors that Six Flags would have if there were no vacancies or the unanimous written consent of all members of the Six Flags Board, or (b) the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting as a single class.

The CopperSteel certificate of incorporation provides that the CopperSteel Board is expressly authorized to make, alter, amend or repeal the bylaws of CopperSteel.

The CopperSteel Stockholders may also amend, alter or repeal and make new bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of CopperSteel entitled to vote thereon, voting together as a single class, which vote shall be in addition to any vote of the holders of any class or series of capital stock of CopperSteel required herein (including any certificate of designation relating any series of CopperSteel Preferred Stock).

The Cedar Fair General Partner may make amendments to the Cedar Fair Limited Partnership Agreement without the consent of the unitholders, if, among other things, such amendments do not adversely affect the unitholders in any material respect, are necessary or desirable to satisfy any requirement, condition or guideline contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute, are necessary or desirable to implement certain tax-related provisions of the Cedar Fair Limited Partnership Agreement, are necessary or desirable to facilitate the trading of the Cedar Fair Units (or the classification of outstanding Cedar Fair Units) or to comply with certain rules, regulations, guidelines or requirements of any securities exchange on which the Cedar Fair Units are or will be listed for trading.

Amendments to the Cedar Fair Limited Partnership Agreement may also be proposed only by the Cedar Fair General Partner or by holders of at least 10% of the outstanding Cedar Fair Units (subject to approval by the Cedar Fair General Partner). The Cedar Fair General Partner is not required to submit any proposed amendment to the unitholders for consideration if the Cedar Fair General Partner has received written consent to such amendment from the holders of the requisite percentage of Cedar Fair Units required to approve the proposed amendment. Proposed amendments must be approved by the holders of more than 50% of the Cedar Fair Units, unless a greater percentage interest is

Six Flags	CopperSteel	Cedar Fair
required by the Cedar Fair Limited Partnership Agreement.

At least 85% of the holders of Cedar Fair Units must approve any amendment unless Cedar Fair has received an opinion of counsel that the amendment will not result in the loss of limited liability of any limited partner or cause us to be treated as an association taxable as a corporation for federal income tax purposes (unless Cedar Fair is already so treated in all material respects). Any provision of the Cedar Fair Limited Partnership Agreement providing for a vote of the holders of a specified percentage of the Cedar Fair Units may be amended only with the consent of the holders of such percentage. The provisions of the Cedar Fair Limited Partnership Agreement providing for the limited partners to elect the board of directors of the Cedar Fair General Partner shall not be amended without the affirmative vote of partners whose percentage interest constitutes at least 80% of the aggregate percentage interest of limited partners.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages arising from a breach of a directors’ or officers’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors and officers must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission.

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation provides that no director of Six Flags shall be personally liable to Six Flags or any of its stockholders for monetary	The CopperSteel certificate of incorporation provides that no director or officer of CopperSteel shall be liable to CopperSteel or its stockholders for monetary	Neither the Cedar Fair General Partner, any affiliate thereof, nor the partners, shareholders, directors, officers, employees, members or agents thereof shall be

Six Flags	CopperSteel	Cedar Fair
damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.	damages arising from a breach of fiduciary duty owed to CopperSteel or its stockholders, in each case, to the fullest extent permitted by the DGCL as it now exists or may be amended.	liable for monetary damages to Cedar Fair, the limited partners, the assignees or any person who has acquired an interest in the Cedar Fair Units, whether as a limited partner, an assignee or otherwise, for errors in judgment or for breach of fiduciary duty (including breach of any duty of care or any duty of loyalty) as the Cedar Fair General Partner, such affiliate or a partner, shareholder, director, officer, employee, member or agent thereof unless it is proved by clear and convincing evidence that his, her or its action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to Cedar Fair or undertaken with reckless disregard for the best interests of Cedar Fair.

Directors and officers (as applicable) of Six Flags and CopperSteel may still be personally liable for monetary damages:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for a director, under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	for any transaction from which they derived an improper personal benefit; and/or

•	for an officer, in any action by or in right of the corporation.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors and officers, and may discourage or deter stockholders or management from bringing a lawsuit against directors and officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director, or officer of Six Flags or CopperSteel has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Further, the Cedar Fair Limited Partnership Agreement provides that Cedar Fair will indemnify the Cedar Fair General Partner, its officers and its affiliates to the fullest extent permitted by law against losses, claims, damages, liabilities and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation in which such persons may be involved by reason of their management of the affairs of Cedar Fair. Any indemnification under these provisions will be limited to Cedar Fair’s assets. Cedar Fair is also authorized to purchase insurance, to the extent and in such amounts as are considered reasonable and commercially available, against liabilities asserted against and expenses incurred by any persons in connection with Cedar Fair’s activities, whether or not Cedar Fair would have the power to indemnify such persons against such liabilities under the provisions described above. The Cedar Fair Limited Partnership Agreement provides that Cedar Fair may enter into contracts with indemnified persons or adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of Cedar Fair’s indemnity obligations and containing such other procedures regarding indemnification as are appropriate.

Each of Six Flags and CopperSteel may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of Six Flags or CopperSteel are contractual, vest when such person becomes a director, officer or employee of Six Flags or CopperSteel, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Six Flags or CopperSteel. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of the Six Flags Bylaws and the CopperSteel bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after Closing Effective Time of such amendment, repeal, modification or adoption.

ANTI-TAKEOVER PROVISIONS

Each of Six Flags and CopperSteel are governed by Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The Cedar Fair Limited Partnership Agreement contains two supermajority voting provisions that have an anti-takeover effect. Both of these supermajority provisions make it more difficult to remove board members and management and could prevent consummation of a change in control transaction even if a majority of the unitholders favored the transaction. First, a transaction resulting in a change in control, as defined in the Cedar Fair Limited Partnership Agreement, or the sale of all or substantially all of the assets of Cedar Point Park, requires approval by the affirmative vote of at least two-thirds of the outstanding Cedar Fair Units. In contrast, Delaware limited partnership law only requires an affirmative vote of a majority of outstanding units to approve a merger or consolidation. Second, the Cedar Fair Limited Partnership Agreement includes a provision whereby directors of the Cedar Fair General Partner can only be removed, with or without cause, by an affirmative vote of 80% of the outstanding Cedar Fair Units.

EXCLUSIVE FORUM

Six Flags	CopperSteel	Cedar Fair
The Six Flags Certificate of Incorporation does not include any state exclusive forum provisions.

Unless CopperSteel consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CopperSteel, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, employee, or agent of CopperSteel to CopperSteel or CopperSteel Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or CopperSteel’s organizational documents, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The CopperSteel certificate of incorporation also provides that, unless CopperSteel consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive

The Cedar Fair Limited Partnership Agreement does not include any state exclusive forum provisions.

Six Flags	CopperSteel	Cedar Fair
forum for any action brought under the Securities Act.

APPRAISAL RIGHTS

Holders of Six Flags Common Stock are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Cedar Fair Unitholders are not entitled to appraisal rights pursuant to the Mergers under Delaware law or Cedar Fair’s organizational documents. For additional detail please see the section entitled “The Mergers — Appraisal Rights and Dissenters’ Rights.”

LEGAL MATTERS

The legality of the shares of CopperSteel Common Stock issuable in the Mergers will be passed upon for Six Flags by Kirkland & Ellis LLP.

EXPERTS

Six Flags Entertainment Corporation

The consolidated financial statements of Six Flags Entertainment Corporation as of January 1, 2023 and January 2, 2022, and for each of the fiscal years ended January 1, 2023, January 2, 2022 and December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2023 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Cedar Fair, L.P.

The financial statements of Cedar Fair, L.P., as of December 31, 2022 and December 31, 2021, and for each of the fiscal years in the three years ended December 31, 2022, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Cedar Fair L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER / UNITHOLDER PROPOSALS

CopperSteel

Assuming consummation of the Mergers, CopperSteel Stockholders will be entitled to present proposals for consideration at forthcoming CopperSteel Stockholders’ meetings, provided they comply with the proxy rules promulgated by the SEC and the CopperSteel certificate of incorporation and bylaws. The deadline for submission of all CopperSteel Stockholders’ proposals to be considered for inclusion in the CopperSteel proxy statement for its first annual meeting of stockholders will be disclosed in a subsequent filing with the SEC.

Six Flags

Six Flags expects that it will hold an annual meeting in the year 2024 only if the Mergers are not completed to the extent required by applicable law and the rules of the NYSE. The deadline for stockholders to submit proposals to be considered for inclusion in the proxy statement for the 2024 Annual Meeting of Stockholders was November 29, 2023. However, if the date of the 2024 Annual Meeting of Stockholder is changed by more than 30 calendar days from the date on which the 2023 meeting was held, a proposal must be received by Six Flags a reasonable period before the proxy solicitation in connection with the 2024 Annual Meeting of Stockholders is made.

Additionally, a stockholder may submit a proposal for consideration at the 2024 Annual Meeting of Stockholders, but not for inclusion in the proxy statement, if that proposal is submitted on or after January 11, 2024 and no later than February 10, 2024. In the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the 2023 Annual Meeting of Stockholders, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made by Six Flags.

Cedar Fair

Cedar Fair expects that it will hold an annual meeting in the year 2024 only if the Mergers are not completed to the extent required by applicable law and the rules of the NYSE.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this proxy statement/prospectus by Six Flags Stockholders should be directed to Six Flags Entertainment Corporation, 1000 Ballpark Way, Suite 400, Arlington, TX 76001, Telephone: (972) 595-5000.

WHERE YOU CAN FIND MORE INFORMATION

Both Six Flags and Cedar Fair file annual, quarterly, and current reports, proxy statements and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Six Flags at www.sixflags.com/ and from Cedar Fair at www.cedarfair.com/, as applicable. The information contained on, or that may be accessed through, Six Flags’ and Cedar Fair’s websites is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.

CopperSteel has filed with the SEC a registration statement with respect to the shares of CopperSteel Common Stock issuable to Six Flags Stockholders and Cedar Fair Unitholders in the Mergers, of which this proxy statement/prospectus forms a part. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CopperSteel in addition to being a proxy statement of Six Flags for the Six Flags Special Meeting. This proxy statement/prospectus registers the shares of CopperSteel Common Stock issuable to Six Flags and Cedar Fair Unitholders in the Mergers. The registration statement, including the attached exhibits, contains additional relevant information about Six Flags and Cedar Fair. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Six Flags or Cedar Fair documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Six Flags has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K). These filings contain important information about Six Flags, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended January 1, 2023, filed on March 7, 2023;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended on October 1, 2023, filed on November 13, 2023, July 2, 2023, filed on August 11, 2023 and April 2, 2023, filed on May 8, 2023;

•

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act) filed on November  2, 2023, May 12, 2023, May 4, 2023, and January 31, 2023;

•	Current Report on Form 8-K/A (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act) filed on March 10, 2023;

•	Proxy Statement for 2023 Annual Meeting of Six Flags Stockholders on Schedule 14A filed on March 28, 2023; and

•	The description of Six Flags capital stock set forth in Exhibit 4.9 to the Six Flags Annual Report on Form 10-K for the fiscal year ended January 1, 2023 filed on March 7, 2023.

This proxy statement/prospectus also incorporates by reference the documents listed below that Cedar Fair has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K). These filings contain important information about Cedar Fair, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 17, 2023;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended September 24, 2023, filed on November 2, 2023, June 25, 2023, filed on August 3, 2023 and March 26, 2023, filed on May 4, 2023;

•

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act) filed on November 13, 2023, November 2, 2023, September 1, 2023, May  26, 2023, and February 10, 2023;

•	Current Report on Form 8-K/A (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act) filed on September 29, 2023;

•	Proxy Statement for 2023 Annual Meeting of Cedar Fair Unitholders on Schedule 14A filed on April 13, 2023; and

•	The description of Cedar Fair Units set forth in Exhibit 4.8 to the Cedar Fair Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 17, 2023.

In addition, Six Flags and Cedar Fair incorporate by reference any future filings they make, respectively, with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the Six Flags Special Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. Separate financial statements of CopperSteel are not included in this proxy statement/prospectus as CopperSteel is a business combination related shell company and will not be capitalized on other than a nominal basis prior to the effective date of the Registration Statement of which this proxy statement/prospectus forms a part.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Six Flags or Cedar Fair, as applicable, or in the case of Six Flags, its proxy solicitor, will provide you with copies of these documents, without charge, upon written or oral request to:

For Six Flags Stockholders:	For Cedar Fair Unitholders:

Investor Relations Six Flags Entertainment Corporation. 1000 Ballpark Way, Suite 400 Arlington, Texas 76011 (972) 595-5000	Investor Relations Cedar Fair, L.P. 8701 Red Oak Blvd. Charlotte, North Carolina 28217 (419) 627-2233
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Banks and Brokerage Firms, Please Call: (212) 750-5833 Stockholders and All Others Call Toll Free: (877) 750-0854

If you would like to request any documents, please do so by                 , 2024, which is five business days prior to the date of the Six Flags Special Meeting, in order to receive them before the applicable meeting.

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated                 , 2024. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Six Flags’ mailing of this proxy statement/prospectus to Six Flags Stockholders will not create any implication to the contrary.

This proxy statement/prospectus contains a description of the representations and warranties that each of Six Flags and Cedar Fair made to the other in the Merger Agreement. Representations and warranties made by Six Flags, Cedar Fair and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the Merger Agreement and the contracts and other documents that are attached to or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

CEDAR FAIR, L.P.,

SIX FLAGS ENTERTAINMENT CORPORATION,

COPPERSTEEL HOLDCO, INC.,

and

COPPERSTEEL MERGER SUB, LLC

dated as of November 2, 2023

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Defined Term	Page
Action	A-20
Additional Debt Financing	A-55
Affiliate	A-74
Agreed Exchange	A-74
Agreement	A-1
Antitrust Laws	A-17
Applicable Laws	A-20
Book-Entry Share	A-12
Book-Entry Unit	A-12
Business Day	A-74
Cash-Settled Copper Deferred Unit	A-74
Certificate	A-12
Closing	A-3
Closing Date	A-3
Closing Effective Time	A-3
COBRA	A-21
Code	A-74
Commitment Letter	A-74
Compliant	A-74
Confidentiality Agreement	A-75
Consent Solicitation	A-59
Consent Solicitation Documents	A-59
Consent Solicitations	A-59
Control	A-75
Controlled Group Liability	A-75
Converted HoldCo Option	A-9
Copper	A-1
Copper Alternative Transaction	A-54
Copper Benefit Plan	A-75
Copper Board	A-1
Copper Certificate	A-12
Copper Deferred Units	A-75
Copper Disclosure Letter	A-31
Copper Equity Awards	A-9
Copper Equity Plan	A-75
Copper Exchange Ratio	A-5
Copper Filed SEC Documents	A-31
Copper Financial Advisor	A-45
Copper Financial Statements	A-34
Copper First Certificate of Merger	A-3
Copper First Merger	A-1
Copper General Partner	A-1, A-75
Copper GP Units	A-32
Copper IT Systems	A-75
Copper Labor Agreement	A-75
Copper Labor Organization	A-38
Copper Licensed IP	A-76
Copper Material Contracts	A-43
Copper Maximum Amount	A-64

Defined Term	Page
Copper Merger Consideration	A-5
Copper Merger Sub	A-1
Copper Mergers	A-1
Copper Owned IP	A-76
Copper Partnership Agreement	A-31
Copper Performance Units	A-76
Copper Permits	A-35
Copper Registered IP	A-40
Copper Restricted Units	A-76
Copper SEC Documents	A-33
Copper Second Certificate of Merger	A-3
Copper Second Merger	A-1
Copper Software	A-76
Copper Surviving Entity	A-1
Copper Tax Treatment	A-66
Copper Third Party	A-55
Copper Title IV Plan	A-37
Copper Triggering Event	A-76
Copper Unit	A-1
Copper Units	A-1
Copyrights	A-79
COVID-19	A-76
COVID-19 Measures	A-76
Debt Financing	A-30
Debt Financing Sources	A-76
Debt Letters	A-76
Deposit Agreement	A-76
Depositary	A-77
DGCL	A-2
Dissenting Share	A-7
Dissenting Shares	A-7
DLLCA	A-2
DRULPA	A-2
Effects	A-20
Employees	A-67
Enforceability Exceptions	A-16
Environmental Claim	A-77
Environmental Laws	A-77
Environmental Permits	A-28
Equity Securities	A-77
ERISA	A-77
ERISA Affiliate	A-77
Exchange Act	A-17
Exchange Agent	A-12
Exchange Fund	A-12
Excluded Benefits	A-67
Excluded Information	A-77
Existing Copper Indenture	A-78
Existing Copper Indentures	A-78

A-iv

INDEX OF DEFINED TERMS

Defined Term	Page
Existing Copper Notes	A-78
Existing Note Offers	A-59
Existing Notes Offer Documents	A-60
Existing Steel Indenture	A-78
Existing Steel Indentures	A-78
Fee Letter	A-78
First Effective Time	A-3
Foreign Corrupt Practices Act	A-29
Form S-4	A-17
GAAP	A-19
Government Shutdown	A-79
Governmental Entity	A-17
H Partners	A-2
Hazardous Materials	A-79
HoldCo	A-1
HoldCo Board	A-4
HoldCo Common Stock	A-1
HoldCo Restricted Share	A-7
HoldCo RSU Award	A-7
HSR Act	A-17
Indemnified Parties	A-63
Intellectual Property	A-79
IRS	A-21
Knowledge	A-79
Labor Agreements	A-79
Liens	A-17
Marketing Material	A-56
Marks	A-79
Material Adverse Effect	A-79
Merger Consideration	A-5
Mergers	A-1
Multiemployer Plan	A-81
Multiple Employer Plan	A-81
New Entity Organizational Documents	A-81
New Plans	A-67
Note Refinancing	A-60
Note Refinancing Documents	A-60
Old Plans	A-67
Outside Date	A-71
Patents	A-79
PBGC	A-22
Permitted Liens	A-81
Person	A-81
Personal Information	A-81
PII	A-81
Pre-Merger Special Dividend	A-68
Privacy Laws	A-82
Privacy Requirements	A-82
Processing	A-82

Defined Term	Page
Proxy Statement/Prospectus	A-17
Redeemed Special LP Interest Amount	A-50
Release	A-82
Representative	A-30
Required Consents	A-62
Required Information	A-82
Restraints	A-69
Sarbanes-Oxley Act	A-19
SEC	A-16
Second Effective Time	A-3
Securities Act	A-19
Significant Subsidiaries	A-18, A-33
Software	A-83
Special LP Interest	A-83
Steel	A-1
Steel Alternative Transaction	A-53
Steel Benefit Plan	A-83
Steel Board	A-1
Steel Certificate	A-12
Steel Certificate of Incorporation	A-16
Steel Certificate of Merger	A-3
Steel Common Stock	A-1
Steel Deferred Share Unit Award	A-83
Steel Disclosure Letter	A-16
Steel Equity Awards	A-11
Steel Equity Plan	A-83
Steel ESPP	A-11
Steel ESPP Exercise Date	A-11
Steel Exchange Ratio	A-7
Steel Filed SEC Documents	A-16
Steel Financial Statements	A-19
Steel Intervening Event	A-54
Steel IT Systems	A-83
Steel Labor Agreement	A-83
Steel Labor Organization	A-23
Steel Licensed IP	A-83
Steel Material Contracts	A-28
Steel Maximum Amount	A-64
Steel Merger	A-1
Steel Merger Consideration	A-7
Steel Option	A-83
Steel Owned IP	A-83
Steel Permits	A-20
Steel PSU Award	A-83
Steel Qualifying Transaction	A-72
Steel Recommendation Change	A-53
Steel Registered IP	A-25
Steel Restricted Share	A-84
Steel RSU Award	A-84

A-v

INDEX OF DEFINED TERMS

Defined Term	Page
Steel SEC Documents	A-18
Steel Software	A-84
Steel Stockholder Approval	A-25
Steel Stockholders Meeting	A-61
Steel Superior Proposal	A-53
Steel Tax Treatment	A-66
Steel Third Party	A-53
Steel Title IV Plan	A-22
Subsidiary	A-84
Substitute Debt Financing	A-56
Takeover Law	A-84

Defined Term	Page
Tax or Taxes	A-84
Tax Return	A-84
Taxing Authority	A-84
Termination Fee	A-72
Trade Secrets	A-79
U.S. Copper Labor Agreement	A-38
U.S. Steel Labor Agreement	A-23
Unit-Settled Copper Deferred Unit	A-84
Voting and Support Agreement	A-2
WARN Act	A-23
Willful Breach	A-84

Exhibits

Exhibit A—Form of Amended and Restated HoldCo Charter

Exhibit B—Form of Amended and Restated HoldCo By-laws

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 2, 2023 (this “Agreement”), by and among Cedar Fair, L.P., a Delaware limited partnership (“Copper”), Six Flags Entertainment Corporation, a Delaware corporation (“Steel”), CopperSteel HoldCo, Inc., a Delaware corporation and Subsidiary of Copper and Steel (“HoldCo”) and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned Subsidiary of HoldCo (“Copper Merger Sub”).

W I T N E S S E T H:

WHEREAS, to facilitate the business objectives of the parties, and consistent with the merger of equals philosophy of the transactions contemplated hereby, it is intended that HoldCo, a new holding company, will assume all of the assets of Copper and Steel and the equity holders of Copper and Steel will become the owners of HoldCo, on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Cedar Fair Management, Inc. (the “Copper Board”), an Ohio corporation and the general partner of Copper (the “Copper General Partner”), has (a) deemed it advisable and in the best interests of Copper and its unitholders that Copper engage in the Copper Mergers (as defined below) and (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

WHEREAS, the Board of Directors of Steel (the “Steel Board”) has (a) deemed it advisable and in the best interests of Steel and its stockholders that Steel engage in the Steel Merger (as defined below) and (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

WHEREAS, the Copper General Partner has approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby by Copper;

WHEREAS, the Copper Board has approved this Agreement, the merger of Copper Merger Sub with and into Copper (the “Copper First Merger”), with Copper continuing as the surviving entity (the “Copper Surviving Entity”), pursuant to which each unit of limited partnership interest in Copper including limited partnership interests underlying depositary units representing limited partnership interests on deposit with the Depositary (as defined herein) pursuant to the Deposit Agreement (as defined herein) (each, a “Copper Unit” and collectively, the “Copper Units”) shall be converted into the right to receive shares of common stock, par value $0.01 per share, of HoldCo (the “HoldCo Common Stock”) and the merger of the Copper Surviving Entity with and into HoldCo (the “Copper Second Merger”, together with the Copper First Merger, the “Copper Mergers”), with HoldCo continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Steel Board has approved this Agreement and the merger of Steel with and into HoldCo (the “Steel Merger” and, together with the Copper Mergers, the “Mergers”), with HoldCo continuing as the surviving corporation, pursuant to which each share of common stock, par value $0.025 per share, of Steel (the “Steel Common Stock”) shall be converted into the right to receive shares of HoldCo Common Stock, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Steel intends to declare the Pre-Merger Special Dividend (as defined below) one (1) Business Day prior to the Closing Date, payable to holders of record of Steel Common Stock as of the close of business one (1) Business Day prior to the Closing Date;

WHEREAS, the Board of Directors of HoldCo has approved this Agreement and the Mergers and the execution, delivery and performance of this Agreement and the transactions contemplated hereby and the Board of Directors of Copper Merger Sub has approved this Agreement and the Copper First Merger and the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, H Partners, LP and certain of its affiliates (collectively, “H Partners”) and Copper have entered into a voting and support agreement, dated as of the date hereof (the “Voting and Support Agreement”), pursuant to which, among other things, H Partners has agreed, upon the terms and subject to the conditions thereof, to vote in favor of the adoption of this Agreement and the transactions contemplated hereby;

WHEREAS, for United States federal income Tax purposes, it is intended that (a) the Steel Merger qualify as for the Steel Tax Treatment and (b) the Copper Mergers qualify for the Copper Tax Treatment; and

WHEREAS, this Agreement is intended to be, and is hereby adopted as, (a) a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and (b) an agreement regarding integrated exchanges of property for shares of HoldCo Common Stock governed by Section 351 of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE MERGERS

SECTION 1.1 The Mergers. (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the Revised Uniform Limited Partnership Act of the State of Delaware (the “DRULPA”), as applicable, Copper Merger Sub shall be merged with and into Copper at the First Effective Time. Following the First Effective Time, the separate legal existence of Copper Merger Sub shall cease, and Copper shall continue as the Copper Surviving Entity in the Copper First Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Copper Merger Sub in accordance with the DLLCA and DRULPA, as applicable.

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and DRULPA, as applicable, and following the First Effective Time, Copper Surviving Entity shall be merged with and into HoldCo at the Second Effective Time. Following the Second Effective Time, the separate legal existence of Copper Surviving Entity shall cease, the general partnership interest of the Copper Surviving Entity immediately prior to the Second Effective Time shall automatically be canceled and retired and shall cease to exist, and HoldCo shall continue as the surviving corporation in the Copper Second Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Copper Surviving Entity in accordance with the DGCL and DRULPA, as applicable.

(c) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, and following the Second Effective Time, Steel shall be merged with and into HoldCo at the Closing Effective Time. Following the Closing Effective Time, the separate legal existence of Steel shall cease, and HoldCo shall continue as the surviving corporation in the Steel Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Steel in accordance with the DGCL.

(d) In connection with the Mergers, Steel shall cause HoldCo to take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of HoldCo Common Stock to permit the issuance of shares of HoldCo Common Stock to the holders of Copper Units and Steel Common Stock as of the Closing Effective Time in accordance with the terms of this Agreement.

SECTION 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., New York time, on the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Article IX (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at (i) the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153 or (ii) by way of electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

SECTION 1.3 Effective Times. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated in the following order by (a) first filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Copper First Certificate of Merger”) with respect to the Copper First Merger, duly executed and completed in accordance with the relevant provisions of the DLLCA and DRULPA, and shall make all other filings or recordings required under the DLLCA and the DRULPA (the time at which the Copper First Merger becomes effective, the “First Effective Time”), (b) second filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Copper Second Certificate of Merger”) with respect to the Copper Second Merger, duly executed and completed in accordance with the relevant provisions of the DGCL and DRULPA, and shall make all other filings or recordings required under the DGCL and the DRULPA (the time at which the Copper Second Merger becomes effective, the “Second Effective Time”) and (c) third filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Steel Certificate of Merger”) with respect to the Steel Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL (the time at which the Steel Merger becomes effective, the “Closing Effective Time”). Each Merger shall become effective at the time when the applicable Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed by the parties and specified in the applicable Certificate of Merger; provided, that the First Effective Time and the Second Effective Time must be prior to Closing Effective Time.

SECTION 1.4 Effects of the Transaction. The Mergers shall have the effects set forth in the applicable provisions of the DLLCA, the DGCL, the DRULPA and this Agreement.

SECTION 1.5 Organizational Documents and Subsidiary Arrangements.

(a) Copper First Merger. At the First Effective Time, (i) the limited partnership agreement of the Copper Surviving Entity shall be the Copper Partnership Agreement as in effect immediately prior to the First Effective Time, (ii) the general partner of Copper immediately prior to the First Effective Time shall be the general partner of the Copper Surviving Entity and (iii) the officers of Copper immediately prior to the First Effective Time shall be the officers of Copper Surviving Entity, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) Copper Second Merger. At the Second Effective Time, (i) the Certificate of Incorporation and By-Laws of HoldCo immediately prior to the Second Effective Time shall be the Certificate of Incorporation and By-Laws of HoldCo as of the Second Effective Time, (ii) the directors of HoldCo immediately prior to the Second Effective Time shall be the directors of HoldCo as of the Second Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (iii) the officers of HoldCo immediately prior to the Second Effective Time shall be the officers of HoldCo as of the Second Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(c) Steel Merger. At the Closing Effective Time, (i) the Certificate of Incorporation of HoldCo shall be amended and restated to reflect the name agreed as contemplated by Section 2.1 and to otherwise read as substantially in the form set forth on Exhibit A hereto, (ii) the By-laws of HoldCo shall be amended and restated to read substantially in the form set forth on Exhibit B hereto, in each case until thereafter amended in accordance with Applicable Law, (iii) the directors of HoldCo as of the Closing Effective Time shall be as contemplated by Section 2.2(d) and (iv) the officers of HoldCo as of the Closing Effective Time shall be as contemplated by Section 2.2(b) and Section  2.2(c).

ARTICLE II

CERTAIN GOVERNANCE MATTERS

SECTION 2.1 Name and Trading Symbol. The parties shall cause (a) the name of HoldCo to be changed to Six Flags Entertainment Corporation and (b) the ticker symbol of HoldCo, which shall be “FUN”, to be reserved, in each case, prior to or as of the Closing Effective Time.

SECTION 2.2 Additional Governance Matters.

(a) Headquarters. Following the Closing Effective Time, HoldCo shall have its headquarters in Charlotte, North Carolina.

(b) Chief Executive Officer and Executive Chairman of HoldCo.

(i) At the Closing Effective Time, Richard Zimmerman, current President and Chief Executive Officer of Copper, shall serve as the President and Chief Executive Officer of HoldCo. At the Closing Effective Time, Selim Bassoul, current President and Chief Executive Officer of Steel, shall serve as the Executive Chairman of the Board of Directors of HoldCo following the Closing (the “HoldCo Board”), with the responsibilities set forth on Section 2.2(b)(i) of the Copper Disclosure Letter and Section 2.2(b)(i) of the Steel Disclosure Letter.

(ii) In the event that, prior to the Closing Effective Time, Mr. Zimmerman is unwilling or unable to serve as the President and Chief Executive Officer of HoldCo as a result of death, removal, resignation or any other reason, Copper and Steel shall mutually determine the individual that will serve as the President and Chief Executive Officer of HoldCo at the Closing Effective Time. In the event that, prior to the Closing Effective Time, Mr. Bassoul is unwilling or unable to serve as the Executive Chairman of the HoldCo Board, as a result of death, removal, resignation or any other reason, Copper and Steel shall mutually determine the individual that will serve as the Chairman of the HoldCo Board at the Closing Effective Time.

(c) Other Officers. At the Closing Effective Time, the individuals set forth on Section 2.2(c) of the Copper Disclosure Letter and Section 2.2(c) of the Steel Disclosure Letter, shall become officers of HoldCo, serving in the respective offices set forth beside each individual’s name on the referenced schedule, until such officer’s successor shall be elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and by-laws of HoldCo.

(d) HoldCo Board. At the Closing Effective Time, the HoldCo Board shall consist of twelve (12) directors divided evenly into three classes, designated Class I, Class II and Class III. Prior to the Closing Effective Time, (a) Copper and Steel shall each designate directors such that at the Closing Effective Time, the HoldCo Board shall be comprised of: (i) six (6) directors, designated by the Steel Board and divided evenly as Class I, Class II and Class III directors, each of whom shall be a director of Steel prior to the Closing Effective Time, which directors shall include Mr. Bassoul if Mr. Bassoul is the President and Chief Executive Officer of Steel immediately prior to the Closing Effective Time and (ii) six (6) directors, designated by the Copper Board and divided evenly as Class I, Class II and Class III directors, each of whom shall be a director of Copper prior to the Closing Effective Time, which directors shall include Mr. Zimmerman if Mr. Zimmerman is the President and Chief Executive Officer of Copper immediately prior to the First Effective Time and (b) each of the Copper Board and the Steel Board shall approve the appointment of such directors. The parties agree that each of the members of the HoldCo Board, other than the Chief Executive Officer of HoldCo and the Executive Chairman of the HoldCo Board must qualify as an “independent director” under the listing standards of the Agreed Exchange and the applicable rules of the SEC.

(e) Lead Independent Director of HoldCo.

(i) At the Closing Effective Time, Daniel Hanrahan, Chairman of the Copper Board as of the date of this Agreement, shall serve as the lead independent director of the HoldCo Board (provided, that he remains Chairman of the Copper Board immediately prior to the Closing Effective Time), with the responsibilities set forth on Section 2.2(e)(i) of the Copper Disclosure Letter and Section 2.2(e)(i) of the Steel Disclosure Letter.

(ii) In the event that, prior to the Closing Effective Time, Mr. Hanrahan is unwilling or unable to serve as the lead independent director of the HoldCo Board as a result of death, removal, resignation or any other reason, Copper and Steel shall mutually determine the individual that will serve as the lead independent director of the HoldCo Board at the Closing Effective Time.

(f) Board Committees. At the Closing Effective Time:

(i) the standing committees of the HoldCo Board shall consist of an Audit Committee, a Nominating and Governance Committee, a Compensation Committee and any other committee mutually agreed by the parties;

(ii) each such standing committee of the HoldCo Board shall be comprised of an equal number of directors appointed pursuant to Section 2.2(d)(i) and Section 2.2(d)(ii);

(iii) the chair of the Audit Committee shall be one of the independent directors designated by the Copper Board pursuant to Section 2.2(d)(ii); provided, that the chair of the Audit Committee must comply with all independence and financial literacy requirements of the SEC and the Agreed Exchange;

(iv) the chair of the Nominating and Governance Committee and the Compensation Committee shall each be one of the independent directors designated by the Steel Board pursuant to Section 2.2(d)(i); and

(v) there shall be an Integration Committee of the HoldCo Board, which shall be comprised of four (4) directors, with two (2) directors appointed pursuant to Section 2.2(d)(i) and two (2) directors appointed pursuant to Section 2.2(d)(ii) as further described in Section 2.2(f)(v) of the Copper Disclosure Letter and Section 2.2(f)(v) of the Steel Disclosure Letter.

ARTICLE III

EFFECT OF THE MERGERS ON THE CAPITAL OF COPPER AND STEEL;

EXCHANGE OF CERTIFICATES

SECTION 3.1 Effect on Capital Stock of Copper and Steel.

(a) The Copper Mergers.

(i) Copper First Merger. As of the First Effective Time, by virtue of the Copper First Merger and without any action on the part of Copper, HoldCo, Copper Merger Sub or the holders of any securities of Copper, HoldCo or Copper Merger Sub:

(A) Copper Units. Each issued and outstanding Copper Unit (other than any Copper Units to be canceled pursuant to Section 3.1(a)(i)(B) and any Copper Restricted Unit to be converted pursuant to Section 3.1(c)(i)), including any Copper Unit held by any Subsidiary of Copper, immediately prior to the First Effective Time shall be converted into the right to receive one (1) fully paid and nonassessable share of HoldCo Common Stock (as may be adjusted pursuant to Section 3.3, the “Copper Exchange Ratio”), together with cash in lieu of fractional shares of HoldCo Common Stock as specified below, without interest (the “Copper Merger Consideration” and, together with the Steel Merger Consideration (as defined below), the “Merger Consideration”). As of the First Effective Time, all such Copper Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the First Effective Time, each holder of a Copper Certificate or Book-Entry Unit shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Copper Merger Consideration in accordance with Section 3.2.

(B) Copper Treasury and General Partner Units. Each Copper Unit held (i) in the treasury of Copper or (ii) by the Copper General Partner, in each case, immediately prior to the First Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(C) Copper Special LP Interests. The issued and outstanding Special LP Interests immediately prior to the First Effective Time shall be converted into the right to receive $5,290,500 (less the Redeemed Special LP Interest Amount) in the aggregate, without interest, with such aggregate amount payable to such holders thereof pro rata based on the holders’ relative capital accounts, and shall thereafter automatically be canceled and retired and shall cease to exist.

(D) Copper General Partnership Interest. The 0.001% general partnership interest of Copper held by the Copper General Partner shall remain outstanding as the general partnership interest in the Copper Surviving Entity as of the First Effective Time.

(E) Copper Merger Sub Common Stock. Each issued and outstanding share of common stock of Copper Merger Sub immediately prior to the First Effective Time shall be converted into one (1) fully paid and nonassessable unit of limited partnership interest in the Copper Surviving Entity, which units shall be held by HoldCo as of the First Effective Time.

(ii) Copper Second Merger. As of the Second Effective Time, by virtue of the Copper Second Merger and without any action on the part of Copper Surviving Entity, HoldCo, or the holders of any securities of Copper Surviving Entity or HoldCo:

(A) Copper Surviving Entity Units of Limited Partnership Interest. Each issued and outstanding unit of limited partnership interest in the Copper Surviving Entity immediately prior to the Second Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(B) Copper Surviving Entity General Partnership Interest. The general partnership interest of the Copper Surviving Entity immediately prior to the Second Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(C) HoldCo Common Stock. Each issued and outstanding share of HoldCo Common Stock (other than any shares of HoldCo Common Stock to be canceled pursuant to Section 3.1(a)(ii)(D)) immediately prior to the Second Effective Time shall remain outstanding as of the Second Effective Time.

(D) HoldCo Common Stock Held by Copper. Each issued and outstanding share of HoldCo Common Stock held by Copper Surviving Entity immediately prior to the Second Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Steel Merger. As of the Closing Effective Time, by virtue of the Steel Merger and without any action on the part of Steel or HoldCo, or the holders of any securities of Steel or HoldCo:

(i) Steel Common Stock. Each issued and outstanding share of Steel Common Stock (other than (x) any shares of Steel Common Stock to be canceled pursuant to Section 3.1(b)(ii), (y) any Steel Restricted Share to be converted pursuant to Section 3.1(d)(ii) and (z) any shares of Steel Common Stock held by stockholders who shall not have voted in favor of the adoption of this Agreement (as may be amended) and who shall have properly exercised appraisal rights in respect of such shares of Steel Common Stock in accordance with Section 262 of the DGCL (each a “Dissenting Share” and, collectively, the “Dissenting Shares”)) immediately prior to the Closing Effective Time shall be converted into the right to receive 0.5800 of a fully paid and nonassessable share of HoldCo Common Stock (as may be adjusted pursuant to Section 3.3, the “Steel Exchange Ratio”), together with cash in lieu of fractional shares of HoldCo Common Stock as specified below, without interest (the “Steel Merger Consideration”). As of the Closing Effective Time, all such shares of Steel Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Closing Effective Time, each holder of a Steel Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof the Steel Merger Consideration in accordance with Section 3.2.

(ii) Steel Treasury Shares. Each share of Steel Common Stock held in the treasury of Steel immediately prior to the Closing Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) HoldCo Common Stock. Each issued and outstanding share of HoldCo Common Stock (other than any shares of HoldCo Common Stock to be canceled pursuant to Section 3.1(b)(iv)) immediately prior to the Closing Effective Time shall remain outstanding as of the Closing Effective Time.

(iv) HoldCo Common Stock Held by Steel. Each issued and outstanding share of HoldCo Common Stock held by Steel immediately prior to the Closing Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Copper Equity Awards.

(i) Each Copper Restricted Unit that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a restricted Copper Unit and shall be converted into a number of restricted shares of HoldCo Common Stock (each, a “HoldCo Restricted Share”) equal to the product (rounded up to the nearest whole number) of (A) one (1) and (B) the Copper Exchange Ratio. Except as specifically provided above, following the First Effective Time, each HoldCo Restricted Share shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Copper Restricted Unit immediately prior to the First Effective Time; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Copper Restricted Units that are accrued or credited and unpaid as of the First Effective Time shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Copper Restricted Unit immediately prior to the First Effective Time.

(ii) Each Copper Phantom Unit, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a phantom unit denominated in Copper Units and shall be converted into a number of restricted stock units denominated in HoldCo Common Stock (each a “HoldCo RSU Award”) equal to the product (rounded up to the nearest whole number) of (A) one (1) and (B) the Copper Exchange Ratio. Except as specifically provided above, following the First Effective Time, each HoldCo RSU Award shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Copper Phantom Unit immediately prior to the First Effective Time; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Copper Phantom Units that are accrued or credited and unpaid as of the First Effective Time shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Copper Phantom Unit immediately prior to the First Effective Time.

(iii) Each Copper Performance Unit, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a performance unit denominated in Copper Units and shall be converted into a HoldCo RSU Award. The number of shares of HoldCo Common Stock subject to each such HoldCo RSU Award shall equal the product (rounded up to the nearest whole number) of (A) the number of Copper Units subject to such Copper Performance Unit determined in accordance with the immediately following sentence and (B) the Copper Exchange Ratio. For purposes of the immediately preceding sentence, the number of Copper Units subject to such Copper Performance Units shall be determined based on (x) for Copper Performance Units that are subject to a performance period (or portion thereof) in which the Closing Effective Time occurs, the higher of target performance and actual performance through the First Effective Time as reasonably determined by the Copper Board or the appropriate committee thereof and (y) for Copper Performance Units that are subject to any performance period (or portion thereof) that begins after the Closing Effective Time, target performance. Except as specifically provided above, following the First Effective Time, each HoldCo RSU Award shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Copper Performance Unit immediately prior to the First Effective Time, provided, that as of the First Effective Time, the performance-vesting conditions shall no longer apply and each HoldCo RSU Award shall be subject solely to service-based vesting; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Copper Performance Units that are accrued or credited and unpaid as of the First Effective Time shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Copper Phantom Unit immediately prior to the First Effective Time.

(iv) Each Unit-Settled Copper Deferred Unit, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and entitle the holder of such Unit-Settled Copper Deferred Unit to receive (without interest), as soon as reasonably practicable after the First Effective Time (but in any event no later than ten (10) Business Days after the First Effective Time), (A) a number of fully vested shares of HoldCo Common Stock, equal to the product (rounded up to the nearest whole number) of (i) the number of Copper Units underlying such Unit-Settled Copper Deferred Unit immediately prior to the First Effective Time and (ii) the Copper Exchange Ratio, and (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Unit-Settled Copper Deferred Unit that are accrued or credited and unpaid as of the First Effective Time; less applicable Taxes required to be withheld with respect thereto; provided, that any Unit-Settled Copper Deferred Unit that is not permitted to be settled under this Section 3.1(c)(iv) at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code shall instead be settled (inclusive of any amounts relating to accrued or credited but unpaid dividend or dividend equivalent rights associated therewith) at the earliest time permitted under the Copper Equity Plans and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(v) Each Cash-Settled Copper Deferred Unit, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and entitle the holder of such Cash-Settled Copper Deferred Unit to receive (without interest), as soon as reasonably practicable after the First Effective Time (but in any event no later than ten (10) Business Days after the First Effective Time), (A) a cash payment equal to the product of (i) the number of Copper Units underlying such Cash-Settled Copper Deferred Unit immediately prior to the First Effective Time and (ii) the closing price of a Copper Unit on the New York Stock Exchange as reported by Bloomberg L.P. on the day immediately prior to the Closing Date, plus (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Cash-Settled Copper Deferred Unit that are accrued or credited and unpaid as of the First Effective Time; less applicable Taxes required to be withheld with respect thereto; provided, that any Cash-Settled Copper Deferred Unit that is not permitted to be settled (inclusive of any amounts relating to accrued or credited but unpaid dividend or dividend equivalent rights associated therewith) under this Section 3.1(c)(v) at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code shall instead be settled at the earliest time permitted under the Copper Equity Plans and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(vi) Prior to the First Effective Time, the Copper Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Copper Restricted Units, Copper Phantom Units, Copper Performance Units and Copper Deferred Units (collectively, the “Copper Equity Awards”) as contemplated by this Section 3.1(c). As soon as practicable after the Closing Effective Time, HoldCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of HoldCo Common Stock necessary to fulfill HoldCo’s obligations under this Section 3.1(c).

(vii) HoldCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HoldCo Common Stock for delivery with respect to the Copper Equity Awards assumed by it in accordance with this Section 3.1(c).

(d) Treatment of Steel Equity Awards.

(i) Each Steel Option, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time shall, as of the Closing Effective Time, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Steel Common Stock and shall be converted into an option to purchase a number of shares of HoldCo Common Stock (each a “Converted HoldCo Option”) equal to the product (rounded up to the nearest whole number) of (A) the number of shares of Steel Common Stock subject to such Steel Option immediately prior to the Closing Effective Time and (B) the Steel Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of such Steel Option immediately prior to the Closing Effective Time by (y) the Steel Exchange Ratio. Except as specifically provided above and in Section 3.1(d) of the Steel Disclosure Letter, following the Closing Effective Time, each Converted HoldCo Option shall continue to be governed by the same terms and conditions (including vesting conditions, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Steel Option immediately prior to the Closing Effective Time; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Steel Options that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Pre-Merger Special Dividend) shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Steel Option immediately prior to the Closing Effective Time; and provided, further, that any Steel Option that does not provide for dividend or dividend equivalent rights shall be deemed to include dividend equivalent rights and be treated consistently with the immediately preceding proviso for the limited purpose of such Steel Option being eligible to receive payment of the Pre-Merger Special Dividend, which Pre-Merger Special Dividend payment shall be paid on the same terms as set forth in the most recent form of award agreement for Steel Options as set forth in Steel’s public filings with the SEC as of the date of this Agreement.

(ii) Each Steel Restricted Share that is outstanding immediately prior to the Closing Effective Time shall, as of the Closing Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a restricted share of Steel Common Stock and shall be converted into a number of HoldCo Restricted Shares equal to the product (rounded up to the nearest whole number) of (A) one (1) and (B) the Steel Exchange Ratio. Except as specifically provided above and in Section 3.1(d) of the Steel Disclosure Letter, following the Closing Effective Time, each HoldCo Restricted Share shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Steel Restricted Share immediately prior to the Closing Effective Time; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Steel Restricted Shares that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Pre-Merger Special Dividend) shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Steel Restricted Share immediately prior to the Closing Effective

Time; and provided, further, that any Steel Restricted Share that does not provide for dividend or dividend equivalent rights shall be deemed to include dividend equivalent rights and be treated consistently with the immediately preceding proviso for the limited purpose of such Steel Restricted Share being eligible to receive payment of the Pre-Merger Special Dividend, which Pre-Merger Special Dividend payment shall be paid on the same terms as set forth in the most recent form of award agreement for Steel Restricted Shares as set forth in Steel’s public filings with the SEC as of the date of this Agreement.

(iii) Each Steel RSU Award, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time shall, as of the Closing Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Steel Common Stock and shall be converted into a HoldCo RSU Award. The number of shares of HoldCo Common Stock subject to each such HoldCo RSU Award shall equal the product (rounded up to the nearest whole number) of (A) the number of shares of Steel Common Stock subject to such Steel RSU Award immediately prior to the Closing Effective Time and (B) the Steel Exchange Ratio. Except as specifically provided above and in Section 3.1(d) of the Steel Disclosure Letter, following the Closing Effective Time, each HoldCo RSU Award shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Steel RSU Award immediately prior to the Closing Effective Time; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Steel RSU Awards that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Pre-Merger Special Dividend) shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Steel RSU Award immediately prior to the Closing Effective Time; and provided, further, that any Steel RSU Award that does not provide for dividend or dividend equivalent rights shall be deemed to include dividend equivalent rights and be treated consistently with the immediately preceding proviso for the limited purpose of such Steel RSU Award being eligible to receive payment of the Pre-Merger Special Dividend, which Pre-Merger Special Dividend payment shall be paid on the same terms as set forth in the most recent form of award agreement for Steel RSU Awards as set forth in Steel’s public filings with the SEC as of the date of this Agreement.

(iv) Each Steel PSU Award, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time shall, as of the Closing Effective Time, automatically and without any action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Steel Common Stock and shall be converted into a HoldCo RSU Award. Except as specifically provided in Section 3.1(d)(iv) of the Steel Disclosure Letter, the number of shares of HoldCo Common Stock subject to each such HoldCo RSU Award shall equal the product (rounded up to the nearest whole number) of (A) the number of shares of Steel Common Stock subject to such Steel PSU Award determined in accordance with the immediately following sentence and (B) the Steel Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of Steel Common Stock subject to each Steel PSU Award shall be determined based on the higher of target performance and actual performance through the Closing Effective Time as reasonably determined by the Steel Board or the appropriate committee thereof. Except as specifically provided above and in Section 3.1(d) of the Steel Disclosure Letter, following the Closing Effective Time, each HoldCo RSU Award shall continue to be governed by the same terms and conditions (including vesting conditions and forfeiture terms and terms relating to dividend or dividend equivalent rights) as were applicable to the corresponding Steel PSU Award immediately prior to the Closing Effective Time, provided, that as of the Closing Effective Time, the performance-vesting conditions shall no longer apply and each HoldCo RSU Award shall be subject solely to service-based vesting; provided, that any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of Steel PSU Awards that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Pre-Merger Special Dividend) shall carry over and be paid if and when required by and in accordance with the terms and conditions that were applicable to such Steel PSU Award immediately prior to the Closing Effective Time; and provided, further, that any Steel PSU Award that does not provide for dividend or dividend equivalent rights shall be deemed to include dividend equivalent rights and be treated consistently with the immediately preceding proviso for the limited purpose of such Steel PSU Award being eligible to receive payment of the Pre-Merger Special Dividend, which Pre-Merger Special Dividend payment shall be paid on the same terms as set forth in the most recent form of award agreement for Steel PSU Awards as set forth in Steel’s public filings with the SEC as of the date of this Agreement.

(v) Each Steel Deferred Share Unit Award, whether vested or unvested, that is outstanding immediately prior to the Closing Effective Time shall, as of the Closing Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and entitle the holder of such Steel Deferred Share Unit Award to receive (without interest), as soon as reasonably practicable after the Closing Effective Time (but in any event no later than ten (10) Business Days after the Closing Effective Time), (A) a number of fully vested shares of HoldCo Common Stock, equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Steel Common Stock subject to such Steel Deferred Share Unit Award immediately prior to the Closing Effective Time and (ii) the Steel Exchange Ratio, and (B) any amounts relating to dividend or dividend equivalent rights, if any, granted in respect of such Steel Deferred Share Unit Award that are accrued or credited and unpaid as of the Closing Effective Time (including, for the avoidance of doubt, the Pre-Merger Special Dividend); less applicable Taxes required to be withheld with respect thereto; provided, that any Steel Deferred Share Unit Award that is not permitted to be settled under this Section 3.1(d)(v) at the Closing Effective Time without triggering a Tax or penalty under Section 409A of the Code shall instead be settled (inclusive of any amounts relating to accrued or credited but unpaid dividend or dividend equivalent rights associated therewith, including, for the avoidance of doubt, the Pre-Merger Special Dividend) at the earliest time permitted under the Steel Equity Plans and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code; and provided, further, that any Steel Deferred Share Unit Award that does not provide for dividend or dividend equivalent rights shall, for the limited purpose of such Steel Deferred Share Unit Award being eligible to receive payment of the Pre-Merger Special Dividend, be deemed to include dividend equivalent rights and be treated consistently with the terms and conditions as set forth in the most recent form of award agreement for Steel Deferred Share Unit Awards as set forth in Steel’s public filings with the SEC as of the date of this Agreement, and paid at the same time as such Steel Deferred Share Unit Award would otherwise be paid pursuant to this Section 3.1(d)(v).

(vi) The Steel Employee Stock Purchase Plan and the Steel International Employee Stock Purchase Plan (collectively, the “Steel ESPP”) shall terminate as of immediately prior to the Closing Effective Time. For any offering period in effect under the Steel ESPP prior to the Closing Effective Time, Steel shall establish a new exercise date to be set under the Steel ESPP, in accordance with the terms and conditions of the Steel ESPP and Applicable Laws, which date shall be no later than five (5) Business Days prior to the Closing Effective Time (the “Steel ESPP Exercise Date”), with the automatic purchase of Steel Common Stock with respect to accumulated employee contributions of each participant under the Steel ESPP in respect of such offering period to occur on such date. Steel shall prohibit participants in the Steel ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Steel ESPP in accordance with the terms and conditions of the Steel ESPP, or as otherwise required by Applicable Law). The amount of the accumulated contributions of each participant under the Steel ESPP as of immediately prior to the Steel ESPP Exercise Date shall, to the extent not used to purchase Steel Common Stock in accordance with the terms and conditions of the Steel ESPP and this Section 3.1(d)(vi), be refunded to such participant as promptly as practicable following the Closing Effective Time (without interest).

(vii) Prior to the Closing Effective Time, the Steel Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Steel Options, Steel Restricted Shares, Steel RSU Awards, Steel PSU Awards, Steel Deferred Share Unit Awards (collectively, the “Steel Equity Awards”) and the Steel ESPP, as contemplated by this Section 3.1(d). As soon as practicable after the Closing Effective Time, HoldCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of HoldCo Common Stock necessary to fulfill HoldCo’s obligations under this Section 3.1(d).

(viii) HoldCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HoldCo Common Stock for delivery with respect to the Steel Equity Awards assumed by it in accordance with this Section 3.1(d).

(e) No Unitholder Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Copper Units in connection with the Mergers.

SECTION 3.2 Exchange of Shares and Certificates.

(a) Exchange Agent. Prior to the Closing Effective Time, Copper and Steel shall mutually designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article III, Certificates, Book-Entry Shares and Book-Entry Units for the Merger Consideration. In addition, at or prior to the First Effective Time, HoldCo shall, and Steel shall cause HoldCo to, deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Copper Units and the holders of shares of Steel Common Stock evidence of shares of HoldCo Common Stock representing the aggregate amount of shares of HoldCo Common Stock sufficient to deliver the Merger Consideration (such shares, together any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.

(b) Exchange Procedures. As soon as reasonably practicable after the Closing Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (a “Steel Certificate”) that immediately prior to the Closing Effective Time represented outstanding shares of Steel Common Stock whose shares were converted into the right to receive the Steel Merger Consideration and to each holder of record of a certificate representing Copper Units or a depositary receipt in respect of Copper Units (a “Copper Certificate” and, together with a Steel Certificate, a “Certificate”) that immediately prior to the First Effective Time represented outstanding Copper Units whose units were converted into the right to receive the Copper Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as HoldCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by HoldCo, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor that number of whole shares of HoldCo Common Stock or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate so surrendered shall forthwith be canceled. No holder of record of a book-entry share that immediately prior to the Closing Effective Time represented outstanding shares of Steel Common Stock (a “Book-Entry Share”) or holder of a book-entry unit that immediately prior to the First Effective Time represented outstanding Copper Units (a “Book-Entry Unit”) shall be required to deliver a letter of transmittal or surrender such Book-Entry Shares or Book-Entry Units to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of such Book-Entry Share or Book-Entry Unit shall be entitled, upon or following the applicable Effective Time, to receive in exchange therefore the applicable Merger Consideration. If any portion of the applicable Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate, Book-Entry Share or Book-Entry Unit is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other Taxes required by reason of such registration in the name of a Person other than the registered holder of such Certificate, Book-Entry Share or Book-Entry Unit or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate, Book-Entry Share or Book-Entry Unit shall be deemed at any time after the First Effective Time or the Closing Effective Time, as applicable, to represent only the right to receive upon such surrender the applicable Merger Consideration and the Pre-Merger Special Dividend. No interest shall be paid or shall accrue for the benefit of holders of Certificates, Book-Entry Shares or Book-Entry Units on the applicable Merger Consideration payable upon the surrender of Certificates, Book-Entry Shares or Book-Entry Units.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to HoldCo Common Stock with a record date after the Closing Effective Time shall be paid to the holder of any unsurrendered Certificate, Book-Entry Share or Book-Entry Unit with respect to any shares of HoldCo Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e) or Section 3.2(f), in each case until the surrender of such Certificate, Book-Entry Share or Book-Entry Unit in accordance with this Article III. Subject to the effect of Applicable Laws, following surrender of any such Certificate, Book-Entry Share or Book-Entry Unit, there shall be paid to the holder of shares of HoldCo Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HoldCo Common Stock to which such holder is entitled pursuant to Section 3.2(e) or Section 3.2(f) and the amount of dividends or other distributions with a record date after the Closing Effective Time theretofore paid with respect to such shares of HoldCo Common Stock, including the Pre-Merger Special Dividend, if applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of HoldCo Common Stock.

(d) No Further Ownership Rights in Steel Common Stock, and Copper Units. All shares of HoldCo Common Stock issued upon the surrender for exchange of Certificates, Book-Entry Shares or Book-Entry Units in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Copper Units or the shares of Steel Common Stock, as applicable, theretofore represented by such Certificates, Book-Entry Shares or Book-Entry Units, subject, however, to the obligation of HoldCo to pay any dividends or make any other distributions with a record date prior to the Closing Effective Time that may have been declared or made by Copper or Steel, as applicable, on such Copper Units or shares of Steel Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Closing Effective Time, including the Pre-Merger Special Dividend, and there shall be no further registration of transfers on the stock transfer books of HoldCo of the shares of Steel Common Stock, or of the Copper Units, that were outstanding immediately prior to the Closing Effective Time. If, after the Closing Effective Time, Certificates are presented to HoldCo or the Exchange Agent for any reason, or, in the case of Book-Entry Shares or Book-Entry Units, upon adherence to the procedures set forth in the letter of transmittal, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by law.

(e) Fractional Shares.

(i) No certificates representing fractional shares of HoldCo Common Stock shall be issued upon the surrender for exchange of Certificates, Book-Entry Shares or Book-Entry Units, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of HoldCo.

(ii) Notwithstanding any other provision of this Agreement, each holder of Copper Units or Steel Common Stock converted pursuant to either the Copper First Merger or the Steel Merger who would otherwise have been entitled to receive a fraction of a share of HoldCo Common Stock (after taking into account all Certificates, delivered by such holder and, in the case of Book-Entry Shares or Book-Entry Units, upon adherence to the procedures set forth in the letter of transmittal) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume-weighted average trading price for HoldCo Common Stock on the Agreed Exchange (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Copper and Steel) on the first Business Day immediately following the Closing Date, rounded to the nearest cent (with 0.5 of a cent being rounded upward).

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates, Book-Entry Shares or Book-Entry Units with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e).

(f) Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.2(a) that remains undistributed to the holders of the Certificates, Book-Entry Shares or Book-Entry Units for one (1) year after the Closing Effective Time shall be delivered to HoldCo, upon demand, and any holders of the Certificates, Book-Entry Shares or Book-Entry Units who have not theretofore complied with this Article III shall thereafter be entitled to look only to HoldCo for payment of their claim for any shares of HoldCo Common Stock, any cash consideration, any cash in lieu of fractional shares of HoldCo Common Stock and any dividends or distributions with respect to HoldCo Common Stock.

(g) No Liability. None of Copper, the Copper General Partner, Steel, HoldCo, the Copper Surviving Entity, Copper Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate, Book-Entry Share or Book-Entry Unit has not been surrendered prior to seven (7) years after the Closing Effective Time, or immediately prior to such earlier date on which any cash, any shares of HoldCo Common Stock, any cash in lieu of fractional shares of HoldCo Common Stock or any dividends or distributions with respect to HoldCo Common Stock in respect of such Certificate, Book-Entry Share or Book-Entry Unit would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate, Book-Entry Share or Book-Entry Unit shall, to the extent permitted by Applicable Law, become the property of HoldCo, free and clear of all claims or interests of any Person previously entitled thereto.

(h) Investment of Merger Consideration. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by HoldCo, provided, that no losses on such investments shall affect the cash payable to former holders of Copper Units or shares of Steel Common Stock pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to HoldCo.

(i) Withholding Rights. Each of HoldCo, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under Applicable Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by HoldCo or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as HoldCo or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the Copper Units or shares of Steel Common Stock, as applicable, formerly represented thereby, any cash in lieu of fractional shares of HoldCo Common Stock, any cash in respect of the Pre-Merger Special Dividend and unpaid dividends and distributions on shares of HoldCo Common Stock deliverable in respect thereof, pursuant to this Agreement.

SECTION 3.3 Exchange Ratio Adjustments. If between the date of this Agreement and the Closing Effective Time, the outstanding Copper Units or shares of Steel Common Stock are changed into a different number of units or shares, as applicable, by reason of any reclassification, recapitalization, split-up, combination, exchange of units or shares, dividend payable in stock or other securities or other similar transaction, the Copper Exchange Ratio, the Steel Exchange Ratio, the Merger Consideration, the amount of the Pre-Merger Special Dividend and related provisions shall be appropriately adjusted to provide to the holders of Copper Units, Steel

Common Stock, Copper Equity Awards and Steel Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction. Notwithstanding anything to the contrary set forth herein, if, immediately following the Closing Effective Time, the aggregate number of whole shares of HoldCo Common Stock to be delivered either as Merger Consideration upon surrender of all issued and outstanding Copper Units immediately prior to the First Effective Time (excluding, for the avoidance of doubt, shares of HoldCo Common Stock to be delivered as Merger Consideration to any Subsidiary of Copper) or, upon the vesting or settlement of outstanding Copper Equity Awards immediately prior to the First Effective Time (and following conversion thereof as contemplated by Section 3.1(c), and excluding, for the avoidance of doubt, any HoldCo Common Stock underlying the HoldCo RSU Awards or any other equity awards of HoldCo that are not voting securities of HoldCo) would represent less than 51.01% of the voting power of all issued and outstanding shares of HoldCo Common Stock (excluding, for the avoidance of doubt, any HoldCo Common Stock underlying the HoldCo RSU Awards, Converted HoldCo Options or any other equity awards of HoldCo that are not voting securities of HoldCo) immediately following the Closing Effective Time, then (a) the Copper Exchange Ratio shall be automatically increased to the extent necessary (which adjusted Copper Exchange Ratio shall be expressed to the thousandth of a share) in order that the aggregate number of whole shares of HoldCo Common Stock that the holders of Copper Units representing 100% of the Copper Units issued and outstanding immediately prior to the First Effective Time are entitled to receive in the Copper First Merger pursuant to Section 3.1(c) represents 51.01% of the voting power of all issued and outstanding shares of HoldCo Common Stock immediately following the Closing Effective Time and (b) the per share amount of the Pre-Merger Special Dividend shall be increased by an amount equal to the quotient of (i) the product obtained by multiplying (1) the aggregate number of additional shares of HoldCo Common Stock to be delivered to the holders of Copper Units pursuant to the foregoing clause (a), by (2) the Reference Stock Price, divided by (ii) the Fully Diluted Steel Share Count as of immediately prior to the Closing Effective Time.

SECTION 3.4 Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Shares shall be converted into the right to receive payment of the Steel Merger Consideration pursuant to the provisions of this Article III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL, and any holder of Dissenting Shares shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. If, after the Closing Effective Time, any Person who otherwise would be deemed to hold Dissenting Shares shall have failed to properly perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that such Person is not entitled to relief provided by Section 262 of the DGCL with respect to any shares of Steel Common Stock, such shares of Steel Common Stock shall thereupon be treated as though such shares of Steel Common Stock had been converted, as of the Closing Effective Time, into the right to receive the Steel Merger Consideration without interest and less any required Tax withholding upon surrender of the Steel Certificates or Book-Entry Shares that formerly evidenced such shares of Steel Common Stock in the manner provided in Section 3.2. Steel shall give Copper (i) written notice as promptly as practicable of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law received by Steel relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in any proposed strategy, decision, negotiation and proceeding with respect to demands for appraisal. Steel shall not, except with the prior written consent of Copper, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands, approve any withdrawal of any such demands or waive any failure to timely deliver a written demand for appraisal the provisions under Section 262 of the DGCL. Any amounts required to be paid to a holder in respect of any Dissenting Shares shall be paid by HoldCo.

SECTION 3.5 Further Assurances. At and after the Closing Effective Time, the officers and directors or managers, as applicable, of HoldCo shall be authorized to execute and deliver, in the name and on behalf of Copper or Steel, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in HoldCo, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by HoldCo as a result of, or in connection with, the Mergers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STEEL

Except as set forth in any Steel SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Steel Filed SEC Documents”) and filed with the Securities and Exchange Commission (the “SEC”) since January 1, 2022 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Steel to Copper prior to the date of this Agreement (the “Steel Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Steel represents and warrants to Copper as follows:

SECTION 4.1 Organization, Standing and Corporate Power. Each of Steel and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. Each of Steel and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. Steel has delivered to or made available to Copper prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of Steel (the “Steel Certificate of Incorporation”) and the By-laws of Steel not filed as of the date of this Agreement with the Steel Filed SEC Documents.

SECTION 4.2 Corporate Authority; Non-contravention.

(a) Steel has all requisite corporate power and authority to enter into this Agreement and, subject to the Steel Stockholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Steel, the performance by Steel of its obligations hereunder and the consummation by Steel of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Steel, subject in the case of the Steel Merger to the Steel Stockholder Approval. The Steel Board (at a meeting duly called and held) has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Steel Merger and the Pre-Merger Special Dividend, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Steel Merger and the Pre-Merger Special Dividend are fair to, and in the best interests of, Steel and the stockholders of Steel, (iii) resolved to recommend the adoption of this Agreement to the stockholders of Steel, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that this Agreement be submitted to the stockholders of Steel for adoption at the Steel Stockholders Meeting, and, except to the extent expressly permitted pursuant to Section 7.2(b) and Section 7.2(d), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Steel and, assuming the due authorization, execution and delivery of this Agreement by Copper, constitutes the legal, valid and binding obligation of Steel, enforceable against Steel in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any mortgage, deed of trust, pledge, claim, lien, charge, encumbrance, option, hypothecation, restriction or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of Steel or any of its Subsidiaries, under (A) the Steel Certificate of Incorporation or the By-laws of Steel or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Steel or any of its Subsidiaries is a party or by which Steel, any of its Subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (c) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Steel or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Steel or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority or any arbitral body (public or private), (a “Governmental Entity”) is required by or with respect to Steel or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Steel, the performance by Steel of its obligations hereunder or the consummation by Steel of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable federal, state or foreign laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”) set forth on Section 4.2(c)(A) of the Steel Disclosure Letter; (B) the filing with the SEC of (x) a proxy statement relating to the Steel Stockholders Meeting (as defined in Section 8.1(b)) (the “Proxy Statement/Prospectus”), (y) the registration statement on Form S-4 to be filed with the SEC by HoldCo in connection with the issuance of shares of HoldCo Common Stock in the Mergers (the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Steel Certificate of Merger, the Copper First Certificate of Merger, and the Copper Second Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states or other jurisdictions in which Copper and Steel or their respective Subsidiaries are qualified to do business; (D) such filings with and approvals of the Agreed Exchange to permit the shares of HoldCo Common Stock that are to be issued in the Mergers to be listed on the Agreed Exchange; (E) the filing of the applicable New Entity Organizational Documents with the applicable Secretaries of State; and (F) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Steel or (2)  prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 4.3  Capital Structure.

(a) The authorized capital stock of Steel consists of 280,000,000 shares of Steel Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share (the “Steel Preferred Stock”). At the close of business on October 30, 2023 (the “Measurement Date”), (A) 83,537,017 shares of Steel Common Stock (inclusive of 39,353 Steel Restricted Shares issued pursuant to the Steel Equity Plans) were issued and outstanding, (B) no shares of Steel Common Stock were held by Steel in its treasury, (C) no shares of Steel Preferred Stock were issued and outstanding, (D) 6,654,960 shares of Steel Common Stock were reserved and available for issuance pursuant to the Steel Equity Plan, of which: (I) 1,258,340 shares of Steel Common Stock underlying Steel Options, (II) 831,898 shares of Steel Common Stock underlying Steel RSU Awards, (III) 492,206 shares of Steel Common Stock underlying Steel PSU Awards (assuming satisfaction of any performance vesting conditions at target levels) and (IV) 13,739 shares of Steel Common Stock underlying Steel Deferred Share Unit Awards, and (E) 1,464,935 shares of Steel Common Stock were reserved and available for issuance pursuant to the Steel ESPP, of which 19,893 shares of Steel Common Stock were subject to outstanding purchase rights (based on the closing price of a share of Steel Common Stock on the NYSE as reported by Bloomberg L.P. on the Measurement Date).

(b) All outstanding shares of capital stock of Steel are, and all shares of capital stock of Steel that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.3 and except for changes since the Measurement Date resulting from the issuance of shares of Steel Common Stock pursuant to the settlement of Steel Equity Awards outstanding as of the Measurement Date in accordance with the terms of the Steel Equity Plan and any related award agreements or as expressly permitted by Section 7.1(a)(ii), (A) there are not issued or outstanding Equity Securities of Steel, and (B) there are no outstanding obligations of Steel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Steel or to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities of Steel. There are no unpaid accumulated dividends with respect to the Steel Preferred Stock, whether or not declared.

(c) There are no voting trusts or other agreements or understandings to which Steel or any of its Subsidiaries is a party with respect to the voting of the Equity Securities of Steel or its Subsidiaries. Neither Steel nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its Equity Securities that are in effect.

SECTION 4.4 Subsidiaries.

(a) Section 4.4(a) of the Steel Disclosure Letter sets forth (i) each of Steel’s Subsidiaries and the ownership interest of Steel in each Subsidiary, as well as the ownership interest of any other Person in each Subsidiary, and (ii) Steel’s or its Subsidiaries’ capital stock, equity interest or other direct and indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Steel or any of its Subsidiaries consisting of less than 1% of the outstanding capital stock of such company. Section 4.4(a) of the Steel Disclosure Letter includes all “Significant Subsidiaries” (as defined in Rule 1-02 of Regulation S-X of the SEC) of Steel. All outstanding Equity Securities of each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Steel, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities, except for Permitted Liens.

(b) There are no outstanding (A) Equity Securities of Steel or any of its Subsidiaries convertible into or exchangeable or exercisable for Equity Securities in any of its Subsidiaries, (B) warrants, calls, options or other rights to acquire from Steel or any of its Subsidiaries, or any obligation of Steel or any of its Subsidiaries to issue, any Equity Securities in any Subsidiary of Steel or (C) obligations of Steel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Subsidiaries of Steel or to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities.

SECTION 4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Steel and its Subsidiaries have filed or furnished all reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) required to be filed by it with the SEC since December 31, 2021 (the “Steel SEC Documents”). As of their respective dates, the Steel SEC Documents complied (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Steel SEC Documents, and none of the Steel SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Steel SEC Documents. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Steel SEC Documents, and, to the Knowledge of Steel, none of the Steel SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Steel and its Subsidiaries included in the Steel SEC Documents (the “Steel Financial Statements”) were prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Steel and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(c) Except (A) as reflected or reserved against in Steel’s unaudited balance sheet as of July 2, 2023 (or the notes thereto) as included in the Steel Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since July 2, 2023 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Steel nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Steel and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Steel.

(d) Steel maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Steel’s properties or assets. Since January 1, 2023, none of Steel, Steel’s independent accountants, the Steel Board or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Steel, (ii) “material weakness” in the internal controls over financial reporting of Steel or (iii) fraud, whether or not material, that involves management or other employees of Steel who have a significant role in the internal controls over financial reporting of Steel.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Steel are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Steel in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Steel, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Steel to make the certifications required under the Exchange Act with respect to such reports.

(f) Neither Steel nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Steel and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Steel or any of its Subsidiaries in Steel’s or such Subsidiary’s published financial statements or other Steel SEC Documents.

SECTION 4.6 Information Supplied. None of the information supplied or to be supplied by Steel specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to Steel’s stockholders or at the time of the Steel Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Steel with respect to statements made or incorporated by reference therein based on information supplied by Copper specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus. Notwithstanding the foregoing provisions of this Section 4.6, no representation or warranty is made by Steel with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied by or on behalf of Steel.

SECTION 4.7 Absence of Certain Changes or Events.

(a) From July 2, 2023 through the date of this Agreement, other than with respect to the transactions contemplated hereby, the businesses of Steel and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(b) Since July 2, 2023, there have been no facts, circumstances, effects, changes, events or developments (“Effects”) that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Steel.

SECTION 4.8 Compliance with Applicable Laws; Outstanding Orders.

(a) Steel and its Subsidiaries hold all permits, licenses, certificates, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Steel and its Subsidiaries (the “Steel Permits”), except where the failure to have any such Steel Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. Steel and its Subsidiaries are in compliance with the terms of the Steel Permits and all Applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, rulings, awards, decisions or orders entered by any Governmental Entity (collectively, “Applicable Laws”) relating to Steel and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Steel Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel.

(b) Neither Steel nor any of its Subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Steel or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 4.9 Litigation. As of the date hereof, there is no action, suit, investigation or proceeding (each, an “Action”) pending against or, to the Knowledge of Steel, threatened against or affecting Steel or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Steel or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 4.10 Benefit Plans.

(a) With respect to each material Steel Benefit Plan, Steel has made available to Copper complete and accurate copies of the following documents, to the extent applicable; (A) such Steel Benefit Plan document (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, the most recent summary plan description thereof, (B) each trust, insurance, annuity or other funding arrangement, and all amendments related thereto, (C) the two (2) most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the two (2) most recent Forms 5500 and all related schedules required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto, (E) the most recently received IRS determination letter or opinion letter and (F) all material or non-routine correspondence with a Governmental Entity over the last three (3) years.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (A) each of the Steel Benefit Plans has been established, operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Steel Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Steel or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law; (C) all required contributions or other amounts payable by Steel or its Subsidiaries as of the Closing Effective Time pursuant to each Steel Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither Steel nor any of its Subsidiaries has engaged in a breach of fiduciary duty (as determined under ERISA) or a non-exempt prohibited transaction in connection with which Steel or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the Knowledge of Steel, threatened or anticipated claims, Actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Steel Benefit Plans, any trusts related thereto, the applicable plan sponsor or administrator, or against any fiduciary of any Steel Benefit Plan with respect to the operation thereof.

(c) Section 4.10(c) of the Steel Disclosure Letter sets forth each Multiemployer Plan or Multiple Employer Plan to which Steel, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or is obligated to contribute, or within the six years preceding the date of this Agreement, contributed, or was obligated to contribute or under or with respect to which Steel otherwise has any current or contingent liability or obligation and separately identifies which Multiemployer Plans are in “endangered,” “critical,” or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA). Except as set forth on Section 4.10(c) of the Steel Disclosure Letter and as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, none of Steel, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement sponsored, maintained, contributed to, or was obligated to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to: a Multiemployer Plan or Multiple Employer Plan, and none of Steel, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202, 4204 or 4212(c) of ERISA or has been notified that any Multiemployer Plan listed in Section 4.10(c) of the Steel Disclosure Letter has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination).

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, each of the Steel Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter or opinion letter as to its qualification or may rely upon a current advisory letter from the IRS and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e) Section 4.10(e) of the Steel Disclosure Letter sets forth each Steel Benefit Plan that is subject to Section 302 or Title IV or Section 412, 430 or 4971 of the Code (each, a “Steel Title IV Plan”). With respect to each Steel Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code and all contributions required under Section 302 of ERISA have been timely made, whether or not waived, (B) no such Steel Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has been waived, has occurred or is reasonably expected to result, (D) none of Steel, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA, (E) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the Knowledge of Steel, is expected to be incurred by Steel or any of its Subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Steel Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing Effective Time of Steel, any of its Subsidiaries or any of their respective ERISA Affiliates.

(f) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) cause or result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Steel or its Subsidiaries under any Steel Benefit Plan, (B) increase any compensation or benefits otherwise payable under any Steel Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(g) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Steel or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code. No Steel Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of Tax deductions pursuant to Section 280G of the Code.

(h) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, all Steel Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with its terms, Applicable Laws and all other applicable requirements, (B) that are intended to qualify for special Tax treatment meet all requirements for such treatment, (C) that are intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (D) if required to be registered, has been registered and has been maintained in good standing with applicable regulatory authorities. No Steel Benefit Plan subject to the laws of any jurisdiction outside of the United States is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).

SECTION 4.11 Labor and Employment Matters.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (A) neither Steel nor any of its Subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety, insurance/workers compensation or immigration laws to conduct an investigation of Steel or any of its Subsidiaries and, to the Knowledge of Steel, no such investigation is in progress, and (B) no judgment, consent decree, conciliation agreement, or arbitration award imposes continuing remedial obligations or otherwise limits or affects Steel’s or its Subsidiaries’ ability to manage their employees, service providers, or job applicants.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (A) no labor union, works council, labor organization or group of employees of Steel or any of its Subsidiaries (“Steel Labor Organization”) has made a pending demand for recognition and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Steel, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal; (B) to the Knowledge of Steel, there is no (and has not been in the last three (3) years) union organizing effort pending or threatened against Steel or any of its Subsidiaries; (C) there is no (and has not been in the last three (3) years) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of Steel, threatened against Steel or any of its Subsidiaries; and (D) there is no (and has not been in the last three (3) years) organized labor strike, lockout, slowdown, or work stoppage in effect or, to the Knowledge of Steel, threatened, with respect to any employees of Steel or any of its Subsidiaries.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, within the past six months: (A) there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Act of 1998 or any similar Applicable Law (the “WARN Act”)) with respect to Steel or its Subsidiaries; (B) Steel and its Subsidiaries have not been affected by any transaction that would trigger the application of the WARN Act; and (C) Steel and its Subsidiaries have not engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act or similar state or local laws. To the Knowledge of Steel, neither Steel nor any of its Subsidiaries has, or is reasonably expected to have, any material outstanding liabilities under the WARN Act.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, Steel and each of its Subsidiaries is in compliance with all Applicable Laws respecting labor, employment, employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including all Applicable Laws respecting classification of service providers as employees and independent contractors, non-discrimination, whistleblowing, classification of exempt and non-exempt employees, immigration (including Forms I-9), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), child labor, affirmative action, workers’ compensation, labor relations, employee leave issues, and unemployment insurance).

(e) Section 4.11(e) of the Steel Disclosure Letter sets forth all collective bargaining agreements, union contracts and similar labor agreements in effect with any U.S. Steel Labor Organizations that cover any employees of Steel or any of its Subsidiaries or to which Steel or any of its Subsidiaries is a party or otherwise bound (a “U.S. Steel Labor Agreement”). True and complete copies of all U.S. Steel Labor Agreements listed in Section 4.11(e) of the Steel Disclosure Letter have been made available to Copper prior to the date of this Agreement. Neither Steel nor any of its Subsidiaries is subject to any pre-signing or pre-Closing obligation to inform, provide notice to, consult, bargain with, or obtain the consent of any Steel Labor Organization in connection with this Agreement and the arrangements proposed in this Agreement or the Closing (whether under Applicable Law or any written Steel Labor Agreement) which are unsatisfied in any material part as of such date.

(f) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (A) to the Knowledge of Steel, the current employees of Steel and its Subsidiaries who work in the U.S. are authorized and have appropriate documentation to work in the United States, and (B) Steel and its Subsidiaries have never received any “no match” notices from U.S. Immigration and Customs Enforcement, the Social Security Administration or the IRS.

(g) (A) In the past five (5) years, no material allegations of sexual harassment or sexual misconduct have been made against any current or former officer or executive of Steel or any of its Subsidiaries, and neither Steel nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive, (B) Steel and its Subsidiaries have reasonably investigated all sexual harassment and material misconduct allegations against, any officers, executives or senior supervisory employees in the past five (5) years, (C) with respect to any such allegations against officers or executives in the past five (5) years, where merited, Steel and its Subsidiaries have taken corrective action that is reasonably calculated to prevent further improper conduct, and (D) Steel and its Subsidiaries have not incurred, and, to the Knowledge of Steel, no circumstances exist under which Steel or its Subsidiaries would reasonably be expected to incur, any material liability arising from such allegations.

SECTION 4.12 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel or any of its Subsidiaries:

(a) (i) All Tax Returns required to be filed by Steel and its Subsidiaries, have been timely filed, (ii) all such Tax Returns are true, complete and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Steel and its Subsidiaries have been timely paid (iv) all Taxes of Steel or its Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date that are not yet due and payable have been properly reserved for in the Steel Financial Statements and (v) Steel and its Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Steel or any of its Subsidiaries has been filed or entered into with any Taxing Authority.

(c)  (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending (or, to the Knowledge of Steel, threatened) with regard to any Taxes or Tax Return of Steel or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Steel or any of its Subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(d) Neither Steel nor any of its Subsidiaries (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (ii) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Steel is the common parent corporation), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (iv) has any liability for the payment of Taxes of any Person (other than Steel and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a successor or transferee.

(e) None of the assets of Steel or any of its Subsidiaries is subject to any Tax Lien (other than Liens for Taxes that are Permitted Liens).

(f) Neither Steel nor any of its Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Closing Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(g) Neither Steel nor any of its Subsidiaries has taken (or permitted any action to be taken) or knowingly failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede either the Steel Tax Treatment or the Copper Tax Treatment.

(h) Neither Steel nor any of its Subsidiaries has engaged in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of Tax law in any other jurisdiction.

(i) During the two (2) year period ending on the date of this Agreement, neither Steel nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(j) Steel is treated as a corporation for U.S. federal income Tax purposes.

SECTION 4.13 Voting Requirements. The affirmative vote at the Steel Stockholders Meeting of the holders of a majority of all outstanding shares of Steel Common Stock entitled to vote thereon (the “Steel Stockholder Approval”) is necessary to adopt this Agreement. The Steel Stockholder Approval is the only vote of holders of any securities of Steel necessary to approve the transactions contemplated by this Agreement.

SECTION 4.14 Takeover Statutes and Charter Provisions. The Steel Board has taken all action necessary to render the Takeover Law restrictions inapplicable to this Agreement and the transactions contemplated hereby. No Takeover Law applies with respect to Steel or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Steel or any of its Subsidiaries is subject, party or otherwise bound.

SECTION 4.15 Intellectual Property.

(a) Section 4.15(a) of the Steel Disclosure Letter sets forth a complete and accurate list of all (i) issued Patents, pending applications for Patents, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights, and (ii) material Internet domain names and material social media accounts, in each case, owned or purported to be owned by Steel or any of its Subsidiaries (items set forth or required to be set forth on Section 4.15(a) of the Steel Disclosure Letter, collectively, “Steel Registered IP”).

(b) All material Steel Registered IP is subsisting, and to the Knowledge of Steel, all material Steel Registered IP that is an issued Patent, registered Mark or registered Copyright is valid and enforceable. Steel or one of its Subsidiaries (i) solely and exclusively owns all right, title and interest in and to all Steel Owned IP, and (ii) has valid and enforceable rights to use, pursuant to a valid contract, all Steel Licensed IP necessary for Steel’s and its Subsidiaries’ businesses, as currently conducted, in each case (i) and (ii), free and clear of all Liens (except Permitted Liens), except where the failure to so own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel.

(c) Steel and its Subsidiaries and the conduct of Steel’s and its Subsidiaries’ businesses have not infringed, misappropriated, diluted or violated, and currently do not infringe, misappropriate, dilute or violate, any of the Intellectual Property rights of any Person, except for infringements, misappropriations, dilutions or violations, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. No claims before a Governmental Entity are pending or, to the Knowledge of Steel, threatened in writing against Steel or its Subsidiaries, alleging or involving any of the foregoing, or challenging the ownership, use, validity or enforceability of any Steel Owned IP, except for such claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. To the Knowledge of Steel, no Person has infringed, misappropriated, diluted or violated any material Steel Owned IP, except for infringements, misappropriations, dilutions or violations, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, Steel and its Subsidiaries take and have taken adequate measures, at least consistent with those in the industry in which Steel’s and its Subsidiaries’ businesses operate, to protect the confidentiality of all material Trade Secrets included in the Steel Owned IP and Steel Licensed IP.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, (i) Steel and its Subsidiaries take and have taken reasonable measures to maintain and protect the performance, confidentiality, integrity and security of the Steel IT Systems, and (ii) the Steel IT Systems are adequate and sufficient for the operation of Steel’s and its Subsidiaries’ businesses as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, (A) to the Knowledge of Steel, the Steel IT Systems do not contain any defects, viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (1) materially disrupt or adversely affect the functionality of any Steel IT Systems; or (2) enable or assist any Person to access without authorization any Steel IT Systems, and (B) Steel and its Subsidiaries have reasonable back-up and disaster recovery arrangements in the event of a failure of the Steel IT Systems.

(f)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, to the Knowledge of Steel, none of the Steel Software contains any “back door”, “drop dead device”, “time bomb” (as such terms are commonly understood in the software industry) or any other contaminants, or any other code, in each case, designed or intended to have, or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer or other device on which such Steel Software is stored, installed or used; or (ii) damaging or destroying any data or file without the user’s consent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, to the Knowledge of Steel, none of the Steel Software (A) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry), (B) records a user’s actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior.

(g) The execution and delivery of this Agreement by Steel and the consummation by Steel of the transactions contemplated hereby will not result in the loss, termination or impairment of any right of Steel or any of its Subsidiaries to own, use, practice, license or otherwise exploit any Steel Owned IP or Steel Licensed IP as the same is currently owned, used, practiced, licensed or otherwise exploited by Steel or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel.

SECTION 4.16 Data Privacy and Cybersecurity.

(a) Steel and each of its Subsidiaries and, to the Knowledge of Steel, any Person acting for or on behalf of Steel or any of its Subsidiaries, is and has for the past three (3) years been in compliance with all Privacy Requirements, except where the failure to be in compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Steel, (i) neither Steel nor any of its Subsidiaries has received any written notice of any claims, charges, governmental investigations or regulatory inquiries against Steel or any of its Subsidiaries related to or alleging the violation of any Privacy Requirements by Steel or any of its Subsidiaries, and (ii) to the Knowledge of Steel, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, governmental investigation or regulatory inquiry.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, Steel and each of its Subsidiaries has (i) implemented and for the past three (3) years maintained reasonable and appropriate administrative, technical and organizational safeguards to protect the Steel IT Systems and all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps (including through contractual obligations, policies, procedures or otherwise) to ensure that any third party with access to any Personal Information collected by or on behalf of Steel or any of its Subsidiaries has implemented and maintains the same.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, in the past three (3) years there have been no security breaches, unauthorized access to, use or disclosure of any Personal Information (i) in the possession or under the control of Steel or any of its Subsidiaries, or (ii) Processed by or on behalf of Steel or any of its Subsidiaries.

(d) Neither Steel nor any of its Subsidiaries is subject to any contractual requirement or other legal obligation that, following the Closing, would prohibit HoldCo from Processing any Personal Information in a manner substantially similar to the manner in which Steel or its Subsidiaries Processed such Personal Information immediately prior to the Closing, except as, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on HoldCo. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, the transfer of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Requirements.

SECTION 4.17 Material Contracts. (a) Except for this Agreement, as of the date of this Agreement, neither Steel nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any contract relating to indebtedness for borrowed money in excess of $5,000,000 or any guarantee thereof;

(iii) (A) any partnership, joint venture or other similar material agreement or arrangement relating to the formation, creation, operation, management or Control of any partnership or joint venture material to Steel or (B) any of its Subsidiaries or in which the Steel or any of its Subsidiaries owns less than fifty (50)% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions;

(iv) any contract between Steel or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or other individual service provider of Steel or its Subsidiaries or any Person beneficially owning five (5%) or more of the outstanding Steel Common Stock or any of their respective Affiliates, on the other hand;

(v) any material contract that requires Steel or any of its Subsidiaries to deal exclusively with any Person or group of related Persons;

(vi) any contract containing (A) any grant by any Person to Steel or any of its Subsidiaries of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property of any Person which license is material to the business of Steel, or (B) any grant to any Person by Steel or any of its Subsidiaries of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property that is material to the business of Steel, other than, in the case of (A), licenses for open source software or off-the-shelf Software commercially available on standard terms for a one-time or annual fee (whichever is higher) of no more than $500,000, and in the case of (B), non-exclusive licenses or sublicenses of Intellectual Property granted to customers or contractors in the ordinary course of business that do not permit further resale or distribution;

(vii) (i) provide for aggregate payment or receipt by the Steel and its Subsidiaries under such contract of more than $2,500,000 over the remaining term of such contract, other than supply, procurement, concessionaire and entertainment contracts entered into in the ordinary course, (ii) is a concessionaire contract which generated revenue of $2,500,000 or more since January 1, 2022 through the date hereof or (iii) is an entertainment contract which resulted in the incurrence of expenses in excess of $2,500,000 since January 1, 2022 through the date hereof;

(viii) obligate Steel to make any capital commitment or expenditure (including pursuant to any development project or joint venture) in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than as set forth in Steel’s budgeted capital expenditures for Steel’s 2023 fiscal year as disclosed to Copper prior to the date hereof; or

(ix) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Steel and its Affiliates (including, for purposes of this Section 4.17, HoldCo and its Subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any Person (all contracts of the types described in clauses (i) through (ix), collectively, the “Steel Material Contracts”).

(b)  Steel has delivered or made available to Copper, prior to the date of this Agreement, true and complete copies of all Steel Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Steel Filed SEC Documents.

(c) Each Steel Material Contract is valid and binding on Steel (or, to the extent a Subsidiary of Steel is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Steel and each Subsidiary of Steel have in all material respects performed all obligations required to be performed by them to date under each Steel Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel.

(d) Neither Steel nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under (nor, to the Knowledge of Steel, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Steel Material Contract, except where such violation or default, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel. To the Knowledge of Steel, no other party to any Steel Material Contract is in breach of or default under the terms of any Steel Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Steel.

SECTION 4.18 Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel:

(a) Steel and each of its Subsidiaries are and have been since January 1, 2020 in compliance with all applicable Environmental Laws and neither Steel nor any of its Subsidiaries has received any communication (written or oral) from any Person or Governmental Entity that alleges that Steel or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(b) Steel and each of its Subsidiaries have obtained and, since January 1, 2020, have maintained or have applied for all environmental, health and safety permits, licenses, certificates, variances, exemptions, orders, registrations, approvals and governmental authorizations necessary for the construction or occupancy of their facilities or the conduct of their operations (collectively, the “Environmental Permits”), and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Steel and its Subsidiaries are, and since January 1, 2020 have been in compliance with all terms and conditions of the material Environmental Permits.

(c) There are no Environmental Claims pending or, to the Knowledge of Steel, threatened (i) against Steel or any of its Subsidiaries, (ii) against any Person or entity whose liability for any Environmental Claim Steel or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (iii) against any real or personal property or operations which Steel or any of its Subsidiaries currently owns, leases or manages, or to the Knowledge of Steel and to the extent such Environmental Claim is against Steel or its Subsidiaries, any such property formerly owned, leased or managed by any of them, in whole or in part.

(d) There has been no transportation, manufacture, disposal or arrangement for disposal, distribution, treatment, use, storage, exposure of any Person to, Release of, or operation or ownership of any real property contaminated by any Hazardous Material by Steel or any of its Subsidiaries that would form the basis of any Environmental Claim against Steel or any of its Subsidiaries, or against any Person or entity whose liability for any Environmental Claim Steel or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(e) Steel has provided copies of all environmental assessments and reports, or material environmental, health or safety documents related to Steel, the conduct of its operations, or any real property currently or formerly owned, leased or managed by Steel or any of its Subsidiaries, in each case as in its possession or reasonable control.

SECTION 4.19 Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel, (i) Steel and its Affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) Steel and its Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws, and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Steel nor any of its Affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

SECTION 4.20 Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel: (a) Steel and each of its Subsidiaries has good and marketable indefeasible fee simple title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are legal, binding, enforceable and in full force and effect in accordance with their terms, in each case, free and clear of all Liens and encumbrances, subject only to Permitted Liens, (b) all such real property (i) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (ii) has sufficient access to a public road and (iii) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Steel Permits and Applicable Laws with respect to Steel and its Subsidiaries, (c) there are no existing (or to Steel’s Knowledge, threatened) condemnation proceedings with respect to any such real property, and (d) with respect to all such leased real property, (i) Steel and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Steel nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, (ii) the possession and quiet enjoyment of such leased real property by Steel or each of its Subsidiaries has not been disturbed and there are no disputes with respect to such lease, (iii) Steel or any of its Subsidiaries has not subleased, licensed or otherwise granted any Person the right to use or occupy such leased real property or any portion thereof, and (iv) Steel and each of its Subsidiaries have delivered to Copper and each of its Subsidiaries a true and complete copy of each such lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Section 4.20 of the Steel Disclosure Letter sets forth a true and complete list of all material leased and owned real property of Steel and its Subsidiaries.

SECTION 4.21 Opinion of Financial Advisor. The Steel Board has received the opinion of Goldman Sachs & Co. LLC (the “Steel Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, and taking into account the Copper Mergers, the Steel Exchange Ratio, together with the Pre-Merger Special Dividend, to be paid to the holders (other than Copper and its Affiliates) of Steel Common Stock pursuant to this Agreement is fair from a financial point of view to such holders of Steel Common Stock. It is agreed and understood that such opinion is for the benefit of the Steel Board and may not be relied on by Copper, HoldCo or Copper Merger Sub.

SECTION 4.22 Brokers. Except for fees payable to the Steel Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Steel.

SECTION 4.23 Financing. As of the execution and delivery of this Agreement, the Debt Letters (the provision of such funds as set forth therein, but subject to the provisions of Section 7.4, the “Debt Financing”) are in full force and effect and constitute the legal, valid, enforceable and binding obligations of each of Steel and HoldCo and, to the Knowledge of Steel, the other parties (other than Copper) thereto (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in an Action at law or in equity). As of the date of this Agreement, (x) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Steel or HoldCo under the Debt Letters or, to the Knowledge of Steel, any other party (other than Copper) to the Debt Letters and (y) the commitments in respect of the Debt Financing have not been, or to the Knowledge of Steel, threatened in writing to be, terminated, rescinded, withdrawn, amended or otherwise modified by any party thereto (other than Copper). As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the Debt Financing or the funding of all or any part of the Debt Financing to which Steel or HoldCo is a party other than as expressly set forth in the Debt Letters. Each of Steel and HoldCo has fully paid the portion of all commitment fees or other fees required to be paid by Steel or HoldCo, as applicable, on or prior to the date of this Agreement in connection with the Debt Financing and satisfied all of the other terms and conditions required to be satisfied by Steel or HoldCo, as applicable, on or prior to the date hereof. As of the date of this Agreement, none of Steel or HoldCo has any reason to believe that any of the conditions to the Debt Financing within its control will not be satisfied, nor does Steel have Knowledge, as of the date of this Agreement, that the full amount of the Debt Financing will not be made available to Steel, Copper and HoldCo as of the time at which the Closing is required to occur pursuant to Section 1.2 in accordance with the terms of the Debt Letters.

SECTION 4.24 No Other Representations.

(a) Except for the express written representations and warranties made in this Article IV (as qualified by the Steel Disclosure Letter and the Steel Filed SEC Documents) or any certificate delivered by or at the direction of Steel pursuant to this Agreement, neither Steel nor any other Person acting on behalf of Steel or its Subsidiaries makes any express or implied representation or warranty with respect to Steel, its Subsidiaries, or their respective Affiliates, businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Steel hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV or any certificate delivered pursuant to this Agreement, neither Steel nor any other Person makes or has made any representation or warranty to Copper or any of its Affiliates or investment banker, financial advisor, attorney, accountant or other representative retained by it (a “Representative”) with respect to

(A) any financial projection, forecast, estimate, budget or prospect information relating to Steel or any of its Subsidiaries or their respective businesses or (B) except for the express written representations and warranties made in this Article IV (as qualified by the Steel Disclosure Letter and the Steel Filed SEC Documents) or any certificate delivered by or at the direction of Steel pursuant to this Agreement, any oral or written information presented to Copper or any of its Affiliates or Representatives in the course of their due diligence investigation of Steel, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Steel acknowledges and agrees that neither Copper nor any other Person acting on behalf of Copper or its Subsidiaries has made, is making or is authorized to make, and Steel expressly disclaims reliance upon, any representations, warranties or statements relating to Copper or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Copper in writing in Article V (as qualified by the Copper Disclosure Letter and the Copper Filed SEC Documents) or any certificate delivered by or at the direction of Copper pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Copper furnished or made available to Steel or any of its Representatives. Without limiting the generality of the foregoing, Copper acknowledges that, except as expressly provided in Article V (as qualified by the Copper Disclosure Letter and the Copper Filed SEC Documents) or any certificate delivered by or at the direction of Copper pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Steel or any of its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COPPER

Except as set forth in any Copper SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Copper Filed SEC Documents”) and filed with the SEC since December 31, 2021 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Copper to Steel prior to the date of this Agreement (the “Copper Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Copper represents and warrants to Steel as follows:

SECTION 5.1 Organization, Standing and Corporate Power. Each of Copper and its Subsidiaries is a partnership or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite partnership or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. Each of Copper and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. Copper has delivered to or made available to Steel prior to the date of this Agreement true and complete copies of any amendments to the Sixth Amended and Restated Agreement of Limited Partnership of Copper (the “Copper Partnership Agreement”) not filed as of the date of this Agreement with the Copper Filed SEC Documents.

SECTION 5.2 Corporate Authority; Non-contravention.

(a) Copper has all requisite partnership power and authority to enter into this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Copper, the performance by Copper of its obligations hereunder and the consummation by Copper of the transactions contemplated hereby have been duly authorized by all necessary partnership action on the part of Copper. The (i) Copper General Partner has, and (ii) the Copper Board (at a meeting duly called and held) has (A) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Copper Mergers, on the terms and subject to the conditions set forth in this Agreement and (B) determined that this Agreement and the transactions contemplated by this Agreement, including the Copper Mergers are fair to, and in the best interests of, Copper and the unitholders of Copper. This Agreement has been duly executed and delivered by Copper and, assuming the due authorization, execution and delivery of this Agreement by Steel, constitutes the legal, valid and binding obligation of Copper, enforceable against Copper in accordance with its terms (subject to the Enforceability Exceptions).

(b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Copper or any of its Subsidiaries, under (A) the Copper Partnership Agreement or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Copper or any of its Subsidiaries is a party or by which Copper, any of its Subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (c) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Copper or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Copper or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Copper or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Copper, the performance by Copper of its obligations hereunder or the consummation by Copper of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter; (B) the filing with the SEC such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Steel Certificate of Merger, the Copper First Certificate of Merger, and the Copper Second Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states or other jurisdictions in which Copper and Steel or their respective Subsidiaries are qualified to do business; (D) such filings with and approvals of the Agreed Exchange to permit the shares of HoldCo Common Stock that are to be issued in the Mergers to be listed on the Agreed Exchange; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Copper or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 5.3 Capital Structure.

(a) The partnership interests of Copper consist of (i) 99.999% limited partner interests represented by Copper Units (which the Copper General Partner is authorized to issue up to 750,000,000 Copper Units and (ii) 0.001% general partner interest, the “Copper GP Units”) and (iii) Special LP Interests in the aggregate capital account balance of $5,290,500. The foregoing partnership interests include all of the authorized capital of Copper. At the close of business on the Measurement Date, (A) 51,015,226 Copper Units (inclusive of 421,453 Copper Restricted Units issued pursuant to the Copper Equity Plans) represented by depositary units were issued and outstanding, (B) 571 Copper Units held by the Copper General Partner were outstanding, (C) 314,537 Copper Units held by Copper in its treasury, (D) 5,732,220 Copper Units were issued to Subsidiaries of Copper, (E) no Copper preferred units were issued and outstanding, (F) all Copper GP Units were outstanding (all of which are owned by the Copper General Partner), (G) 1,643,891 Copper Units were reserved and available for issuance pursuant to the Copper Equity Plans, of which (I) 5,985 Copper Units were underlying Copper Phantom Units, (II) 569,382 Copper Units were underlying Copper Performance Units (assuming satisfaction of performance vesting conditions at target levels) and (III) 50,791 Copper Units were underlying Copper Deferred Units, and (H) there are Special LP Interests in the aggregate capital account balance of $5,290,500.

(b) All outstanding Copper Units are, and Copper Units that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 5.3) and except for changes since the Measurement Date resulting from the issuance of Copper Units pursuant to the settlement of Copper Equity Awards outstanding as of the Measurement Date in accordance with the terms of the applicable Copper Equity Plan and any related award agreements or as expressly permitted by Section 7.1(b)(ii), (A) there are not issued or outstanding (x) any Equity Securities of Copper, and (B) there are no outstanding obligations of Copper or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Copper or to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities of Copper.

(c) There are no voting trusts or other agreements or understandings to which Copper or any of its Subsidiaries is a party with respect to the voting of the Equity Securities of Copper or its Subsidiaries. Neither Copper nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its Equity Securities that are in effect.

SECTION 5.4 Subsidiaries.

(a) Section 5.4(a) of the Copper Disclosure Letter sets forth (i) each of Copper’s Subsidiaries and the ownership interest of Copper in each Subsidiary, as well as the ownership interest of any other Person in each Subsidiary, and (ii) Copper’s or its Subsidiaries’ capital stock, equity interest or other direct and indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Copper or any of its Subsidiaries consisting of less than 1% of the outstanding capital stock of such company. Section 5.4(a) of the Copper Disclosure Letter includes all “Significant Subsidiaries” (as defined in Rule 1-02 of Regulation S-X of the SEC) of Copper. All outstanding Equity Securities of each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Copper, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities, other than Permitted Liens.

(b) There are no outstanding (A) Equity Securities of Copper or any of its Subsidiaries convertible into or exchangeable or exercisable for Equity Securities in any of its Subsidiaries, (B) warrants, calls, options or other rights to acquire from Copper or any of its Subsidiaries, or any obligation of Copper or any of its Subsidiaries to issue, any Equity Securities in any Subsidiary of Copper, or (C) obligations of Copper or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Subsidiaries of Copper or to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities.

SECTION 5.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Copper and its Subsidiaries have filed or furnished all reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) required to be filed by it with the SEC since December 31, 2021 (the “Copper SEC Documents”). As of their respective dates, the Copper SEC Document complied, as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Copper SEC Documents, and none of the Copper SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Copper SEC Documents. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Copper SEC Documents, and, to the Knowledge of Copper, none of the Copper SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Copper and its Subsidiaries included in the Copper SEC Documents (the “Copper Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Copper and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(c) Except (A) as reflected or reserved against in Copper’s unaudited balance sheet as of June 25, 2023 (or the notes thereto) as included in the Copper Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 25, 2023 and for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Copper nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Copper and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Copper.

(d) Copper maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Copper’s properties or assets. Since January 1, 2023, none of Copper, Copper’s independent accountants, the Copper Board or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Copper, (ii) “material weakness” in the internal controls over financial reporting of Copper or (iii) fraud, whether or not material, that involves management or other employees of Copper who have a significant role in the internal controls over financial reporting of Copper.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Copper are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Copper in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Copper, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Copper to make the certifications required under the Exchange Act with respect to such reports.

(f) Neither Copper nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Copper and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Copper or any of its Subsidiaries in Copper’s or such Subsidiary’s published financial statements or other Copper SEC Documents.

SECTION 5.6 Information Supplied. None of the information supplied or to be supplied by Copper specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to Steel’s stockholders or at the time of the Steel Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Copper with respect to statements made or incorporated by reference in the Form S-4 and Proxy Statement/Prospectus based on information supplied by Steel specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus. Notwithstanding the foregoing provisions of this Section 5.6, no representation or warranty is made by Copper with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied by or on behalf of Copper.

SECTION 5.7 Absence of Certain Changes or Events.

(a) From June 25, 2023, through the date of this Agreement, other than with respect to the transactions contemplated hereby, the businesses of Copper and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(b) Since June 25, 2023, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Copper.

SECTION 5.8 Compliance with Applicable Laws; Outstanding Orders.

(a) Copper and its Subsidiaries hold all permits, licenses, certificates, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Copper and its Subsidiaries (the “Copper Permits”), except where the failure to have any such Copper Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. Copper and its Subsidiaries are in compliance with the terms of the Copper Permits and all Applicable Laws relating to Copper and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper.

(b) Neither Copper nor any of its Subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Copper or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 5.9 Litigation. As of the date hereof, there is no Action pending against or, to the Knowledge of Copper, threatened against or affecting Copper or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Copper or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

SECTION 5.10 Benefit Plans.

(a) With respect to each material Copper Benefit Plan, Copper has made available to Steel complete and accurate copies of the following documents, to the extent applicable: (A) such Copper Benefit Plan document (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, the most recent summary plan description thereof, (B) each trust, insurance, annuity or other funding arrangement, and all amendments related thereto, (C) the two (2) most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the two (2) most recent Forms 5500 and all related schedules required to be filed with the IRS with respect thereto, (E) the most recently received IRS determination letter or opinion letter and (F) all material or non-routine correspondence with a Governmental Entity over the past three (3) years.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (A) each of the Copper Benefit Plans has been established, operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Copper Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Copper or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law; (C) all required contributions or other amounts payable by Copper or its Subsidiaries as of the Closing Effective Time pursuant to each Copper Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither Copper nor any of its Subsidiaries has engaged in a breach of fiduciary duty (as determined under ERISA) or a non-exempt prohibited transaction in connection with which Copper or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the Knowledge of Copper, threatened or anticipated claims, Actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Copper Benefit Plans, any trusts related thereto, the applicable plan sponsor or administrator, or against any fiduciary of any Copper Benefit Plan with respect to the operation thereof.

(c) Section 5.10(c) of the Copper Disclosure Letter sets forth each Multiemployer Plan or Multiple Employer Plan to which Copper, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or is obligated to contribute, or within the six (6) years preceding the date of this Agreement, contributed, or was obligated to contribute or under or with respect to which Copper otherwise has any current or contingent liability or obligation and separately identifies which Multiemployer Plans are in “endangered,” “critical,” or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA). Except as set forth on Section 5.10(c) of the Copper Disclosure Letter and as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, none of Copper, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement sponsored, maintained, contributed to, or was obligated to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to: a Multiemployer Plan or Multiple Employer Plan, and none of Copper, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202, 4204 or 4212(c) of ERISA or has been notified that any Multiemployer Plan listed in Section 5.10(c) has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination).

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, each of the Copper Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter or opinion letter as to its qualification or may rely upon a current advisory letter from the IRS and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e) Section 5.10(e) of the Copper Disclosure Letter sets forth each Copper Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Copper Title IV Plan”). With respect to each Copper Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code and all contributions required under Section 302 of ERISA have been timely made, whether or not waived, (B) no such Copper Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has been waived, has occurred or is reasonably expected to result, (D) none of Copper, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA, (E) all premiums to the PBGC have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the Knowledge of Copper, is expected to be incurred by Copper or any of its Subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Copper Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing Effective Time, of Copper, any of its Subsidiaries or any of their respective ERISA Affiliates.

(f) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) cause or result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Copper or its Subsidiaries under any Copper Benefit Plan, (B) increase any compensation or benefits otherwise payable under any Copper Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(g) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Copper or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code. No Copper Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of Tax deductions pursuant to Section 280G of the Code.

(h) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, all Copper Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with its terms, Applicable Laws and all other applicable requirements, (B) that are intended to qualify for special Tax treatment meet all requirements for such treatment, (C) that are intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (D) if required to be registered, has been registered and has been maintained in good standing with applicable regulatory authorities. No Copper Benefit Plan subject to the laws of any jurisdiction outside of the United States is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).

SECTION 5.11 Labor and Employment Matters.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (A) neither Copper nor any of its Subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety, insurance/workers compensation or immigration laws to conduct an investigation of Copper or any of its Subsidiaries and, to the Knowledge of Copper, no such investigation is in progress, and (B) no judgment, consent decree, conciliation agreement, or arbitration award imposes continuing remedial obligations or otherwise limits or affects Copper’s or its Subsidiaries’ ability to manage their employees, service providers, or job applicants.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (A) no labor union, works council, labor organization or group of employees of Copper or any of its Subsidiaries (“Copper Labor Organization”) has made a pending demand for recognition and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Copper, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal; (B) to the Knowledge of Copper, there is no (and has not been in the last three (3) years) union organizing effort pending or threatened against Copper or any of its Subsidiaries; (C) there is no (and has not been in the last three (3) years) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of Copper, threatened against Copper or any of its Subsidiaries; and (D) there is no (and has not been in the last three (3) years) organized labor strike, lockout, slowdown, or work stoppage in effect or, to the Knowledge of Copper, threatened, with respect to any employees of Copper or any of its Subsidiaries.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, within the past six months: (A) there has been no “mass layoff” or “plant closing” as defined by the WARN Act with respect to Copper or its Subsidiaries; (B) Copper and its Subsidiaries have not been affected by any transaction that would trigger the application of the WARN Act; and (C) Copper and its Subsidiaries have not engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act or similar state or local laws. To the Knowledge of Copper, neither Copper nor any of its Subsidiaries has, or is reasonably expected to have, any material outstanding liabilities under the WARN Act.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, Copper and each of its Subsidiaries is in compliance with all Applicable Laws respecting labor, employment, employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including all Applicable Laws respecting classification of service providers as employees and independent contractors, non-discrimination, whistleblowing, classification of exempt and non-exempt employees, immigration (including Forms I-9), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), child labor, affirmative action, workers’ compensation, labor relations, employee leave issues, and unemployment insurance).

(e) Section 5.11(e) of the Copper Disclosure Letter sets forth all collective bargaining agreements, union contracts and similar labor agreements in effect with any U.S. Copper Labor Organizations that cover any employees of Copper or any of its Subsidiaries or to which Copper or any of its Subsidiaries is a party or otherwise bound (a “U.S. Copper Labor Agreement”). True and complete copies of all U.S. Copper Labor Agreements listed in Section 5.11(e) of the Copper Disclosure Letter have been made available to Steel prior to the date of this Agreement. Neither Copper nor any of its Subsidiaries is subject to any pre-signing or pre-Closing obligation to inform, provide notice to, consult, bargain with, or obtain the consent of any Copper Labor Organization in connection with this Agreement and the arrangements proposed in this Agreement or the Closing (whether under Applicable Law or any written Copper Labor Agreement) which are unsatisfied in any material part as of such date.

(f) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (A) to the Knowledge of Copper, the current employees of Copper and its Subsidiaries who work in the U.S. are authorized and have appropriate documentation to work in the United States, and (B) Copper and its Subsidiaries have never received any “no match” notices from U.S. Immigration and Customs Enforcement, the Social Security Administration or the IRS.

(g) (A) In the past five (5) years, no material allegations of sexual harassment or sexual misconduct have been made against any current or former officer or executive of Copper or any of its Subsidiaries, and neither Copper nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive, (B) Copper and its Subsidiaries have reasonably investigated all sexual harassment and material misconduct allegations against any officers, executives or senior supervisory employees in the past five (5) years, (C) with respect to any such allegations against officers or executives in the past five (5) years, where merited, Copper and its Subsidiaries have taken corrective action that is reasonably calculated to prevent further improper conduct, and (D) Copper and its Subsidiaries have not incurred, and, to the Knowledge of Copper, no circumstances exist under which Copper or its Subsidiaries would reasonably be expected to incur, any material liability arising from such allegations.

SECTION 5.12 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper or any of its Subsidiaries:

(a)  (i) All Tax Returns required to be filed by Copper and its Subsidiaries, have been timely filed, (ii) all such Tax Returns are true, complete and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Copper and its Subsidiaries have been timely paid, (iv) all Taxes of Copper or its Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date that are not yet due and payable have been properly reserved for in the Copper Financial Statements and (v) Copper and its Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Copper or any of its Subsidiaries has been filed or entered into with any Taxing Authority.

(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending (or, to the Knowledge of Copper, threatened) with regard to any Taxes or Tax Return of Copper or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Copper or any of its Subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(d) Neither Copper nor any of its Subsidiaries (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (ii) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Copper is the common parent corporation), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (iv) has any liability for the payment of Taxes of any Person (other than Copper and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a successor or transferee.

(e) None of the assets of Copper or any of its Subsidiaries is subject to any Tax Lien (other than Liens for Taxes that are Permitted Liens).

(f) Neither Copper nor any of its Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Closing Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(g) Neither Copper nor any of its Subsidiaries has taken (or permitted any action to be taken) or knowingly failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede either the Steel Tax Treatment or the Copper Tax Treatment.

(h) Neither Copper nor any of its Subsidiaries has engaged in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of Tax law in any other jurisdiction.

(i) During the two (2) year period ending on the date of this Agreement, neither Copper nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(j) Copper is treated as a partnership for U.S. federal income Tax purposes.

SECTION 5.13 Voting Requirements. The approval of the Copper General Partner is the only vote or approval of holders of any partnership interests or securities of Copper necessary to approve the transactions contemplated by this Agreement, which approval was obtained prior to the execution and delivery of this Agreement by Copper.

SECTION 5.14 Takeover Statutes and Charter Provisions. The Copper Board has taken all action necessary to render the Takeover Law restrictions inapplicable to this Agreement and the transactions contemplated hereby. No Takeover Law applies with respect to Copper or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Copper or any of its Subsidiaries is subject, party or otherwise bound.

SECTION 5.15 Intellectual Property.

(a) Section 5.15(a) of the Copper Disclosure Letter sets forth a complete and accurate list of all (i) issued Patents, pending applications for Patents, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights, and (ii) material Internet domain names and material social media accounts, in each case, owned or purported to be owned by Copper or any of its Subsidiaries (items set forth or required to be set forth on Section 5.15(a) of the Copper Disclosure Letter, collectively, “Copper Registered IP”).

(b) All material Copper Registered IP is subsisting, and to the Knowledge of Copper, all material Copper Registered IP that is an issued Patent, registered Mark or registered Copyright is valid and enforceable. Copper or one of its Subsidiaries (i) solely and exclusively owns all right, title and interest in and to all Copper Owned IP, and (ii) has valid and enforceable rights to use, pursuant to a valid contract, all Copper Licensed IP necessary for Copper’s and its Subsidiaries’ businesses, as currently conducted, in each case (i) and (ii), free and clear of all Liens (except Permitted Liens), except where the failure to so own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper.

(c) Copper and its Subsidiaries and the conduct of Copper’s and its Subsidiaries’ businesses have not infringed, misappropriated, diluted or violated, and currently do not infringe, misappropriate, dilute or violate, any of the Intellectual Property rights of any Person, except for infringements, misappropriations, dilutions or violations, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. No claims before a Governmental Entity are pending or, to the Knowledge of Copper, threatened in writing against Copper or its Subsidiaries, alleging or involving any of the foregoing, or challenging the ownership, use, validity or enforceability of any Copper Owned IP, except for such claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. To the Knowledge of Copper, no Person has infringed, misappropriated, diluted or violated any material Copper Owned IP, except for infringements, misappropriations, dilutions or violations, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, Copper and its Subsidiaries take and have taken adequate measures, at least consistent with those in the industry in which Copper’s and its Subsidiaries’ businesses operate, to protect the confidentiality of all material Trade Secrets included in the Copper Owned IP and Copper Licensed IP.

(e)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, (i) Copper and its Subsidiaries take and have taken reasonable measures to maintain and protect the performance, confidentiality, integrity and security of the Copper IT Systems, and (ii) the Copper IT Systems are adequate and sufficient for the operation of Copper’s and its Subsidiaries’ businesses as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, (A) to the Knowledge of Copper, the Copper IT Systems do not contain any defects, viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (1) materially disrupt or adversely affect the functionality of any Copper IT Systems; or (2) enable or assist any Person to access without authorization any Copper IT Systems, and (B) Copper and its Subsidiaries have reasonable back-up and disaster recovery arrangements in the event of a failure of the Copper IT Systems.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, to the Knowledge of Copper, none of the Copper Software contains any “back door”, “drop dead device”, “time bomb” (as such terms are commonly understood in the software industry) or any other contaminants, or any other code, in each case, designed or intended to have, or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer or other device on which such Copper Software is stored, installed or used; or (ii) damaging or destroying any data or file without the user’s consent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, to the Knowledge of Copper, none of the Copper Software (A) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry), (B) records a user’s actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior.

(g) The execution and delivery of this Agreement by Copper and the consummation by Copper of the transactions contemplated hereby will not result in the loss, termination or impairment of any right of Copper or any of its Subsidiaries to own, use, practice, license or otherwise exploit any Copper Owned IP or Copper Licensed IP as the same is currently owned, used, practiced, licensed or otherwise exploited by Copper or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper.

SECTION 5.16 Data Privacy and Cybersecurity.

(a) Copper and each of its Subsidiaries and, to the Knowledge of Copper, any Person acting for or on behalf of Copper or any of its Subsidiaries, is and has for the past three (3) years been in compliance with all Privacy Requirements, except where the failure to be in compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Copper, (i) neither Copper nor any of its Subsidiaries has received any written notice of any claims, charges, governmental investigations or regulatory inquiries against Copper or any of its Subsidiaries related to or alleging the violation of any Privacy Requirements by Copper or any of its Subsidiaries, and (ii) to the Knowledge of Copper, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, governmental investigation or regulatory inquiry.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, Copper and each of its Subsidiaries has (i) implemented and for the past three (3) years maintained reasonable and appropriate administrative, technical and organizational safeguards to protect the Copper IT Systems and all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps (including through contractual obligations, policies, procedures or otherwise) to ensure that any third party with access to any Personal Information collected by or on behalf of Copper or any of its Subsidiaries has implemented and maintains the same.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, in the past three (3) years there have been no security breaches, unauthorized access to, use or disclosure of any Personal Information (i) in the possession or under the control of Copper or any of its Subsidiaries or (ii) Processed by or on behalf of Copper or any of its Subsidiaries.

(d) Neither Copper nor any of its Subsidiaries is subject to any contractual requirement or other legal obligation that, following the Closing, would prohibit HoldCo from Processing any Personal Information in a manner substantially similar to the manner in which Copper or its Subsidiaries Processed such Personal Information immediately prior to the Closing, except as, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on HoldCo. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, the transfer of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Requirements.

SECTION 5.17 Material Contracts. (a) Except for this Agreement, as of the date of this Agreement, neither Copper nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any contract relating to indebtedness for borrowed money in excess of $5,000,000 or any guarantee thereof;

(iii) (A) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or Control of any partnership or joint venture material to Copper or (B) any of its Subsidiaries or in which the Copper or any of its Subsidiaries owns less than fifty (50)% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions;

(iv) any contract between Copper or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or other individual service provider of Copper or its Subsidiaries or any Person beneficially owning five (5%) or more of the outstanding Copper Units or any of their respective Affiliates, on the other hand;

(v) any material contract that requires Copper or any of its Subsidiaries to deal exclusively with any Person or group of related Persons;

(vi) any contract containing (A) any grant by any Person to Copper or any of its Subsidiaries of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property of any Person which license is material to the business of Copper, or (B) any grant to any Person by Copper or any of its Subsidiaries of any license, sublicense, right, consent, or covenant not to assert, under or with respect to any Intellectual Property that is material to the business of Copper, other than, in the case of (A), licenses for open source software or off-the-shelf Software commercially available on standard terms for a one-time or annual fee (whichever is higher) of no more than $500,000, and in the case of (B), non-exclusive licenses or sublicenses of Intellectual Property granted to customers or contractors in the ordinary course of business that do not permit further resale or distribution;

(vii) (i) provide for aggregate payment or receipt by the Copper and its Subsidiaries under such contract of more than $2,500,000 over the remaining term of such contract, other than supply, procurement, concessionaire and entertainment contracts entered into in the ordinary course, (ii) is a concessionaire contract which generated revenue of $2,500,000 or more since January 1, 2022 through the date hereof or (iii) is an entertainment contract which resulted in the incurrence of expenses in excess of $2,500,000 since January 1, 2022 through the date hereof;

(viii) obligate Copper to make any capital commitment or expenditure (including pursuant to any development project or joint venture) other than as set forth in Copper’s budgeted capital expenditures for Copper’s 2023 fiscal year as disclosed to Steel prior to the date hereof, in excess of $2,500,000 individually or $5,000,000 in the aggregate; or

(ix) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Copper and its Affiliates (including, for purposes of this Section 5.17, HoldCo and its Subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted, including contracts with “most favored nation” provisions, preferential rights or rights of first or last offer or refusal to any third party, limitations on sales, or supply or distribution of any services or product or to acquire any Person (all contracts of the types described in clauses (i) through (ix), collectively, the “Copper Material Contracts”).

(b) Copper has delivered or made available to Steel, prior to the date of this Agreement, true and complete copies of all Copper Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Copper Filed SEC Documents.

(c) Each Copper Material Contract is valid and binding on Copper (or, to the extent a Subsidiary of Copper is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Copper and each Subsidiary of Copper have in all material respects performed all obligations required to be performed by them to date under each Copper Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper.

(d) Neither Copper nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under (nor, to the Knowledge of Copper, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Copper Material Contract, except where such violation or default, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper. To the Knowledge of Copper, no other party to any Copper Material Contract is in breach of or default under the terms of any Copper Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Copper.

SECTION 5.18 Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper:

(a) Copper and each of its Subsidiaries are and have been since January 1, 2020 in compliance with all applicable Environmental Laws and neither Copper nor any of its Subsidiaries has received any communication (written or oral) from any Person or Governmental Entity that alleges that Copper or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(b) Copper and each of its Subsidiaries have obtained and, since January 1, 2020, have maintained, or have applied for all Environmental Permits necessary for the construction or occupancy of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Copper and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all terms and conditions of the material Environmental Permits.

(c) There are no Environmental Claims, pending or, to the Knowledge of Copper, threatened (i) against Copper or any of its Subsidiaries, (ii) against any Person or entity whose liability for any Environmental Claim Copper or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (iii) against any real or personal property or operations which Copper or any of its Subsidiaries currently owns, leases or manages, or to the Knowledge of Copper and to the extent such Environmental Claim is against Copper or its Subsidiaries, any such property formerly owned, leased or managed by any of them, in whole or in part.

(d) There has been no transportation, manufacture, disposal, or arrangement for disposal distribution, treatment, use, storage, exposure of any Person to, Release of, or operation or ownership of any real property contaminated by any Hazardous Material by Copper or any of its Subsidiaries that would form the basis of any Environmental Claim against Copper or any of its Subsidiaries, or against any Person or entity whose liability for any Environmental Claim Copper or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(e) Copper has provided copies of all environmental assessments and reports or material environmental, health or safety documents related to Copper, the conduct of its operations, or any real property currently or formerly owned, leased or managed by Copper or any of its Subsidiaries, in each case as in its possession or reasonable control.

SECTION 5.19 Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper, (i) Copper and its Affiliates, directors, officers and employees have complied with the Foreign Corrupt Practices Act and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) Copper and its Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Copper nor any of its Affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

SECTION 5.20 Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Copper: (a) Copper and each of its Subsidiaries has good and marketable indefeasible fee simple title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are legal, binding, enforceable and in full force and effect in accordance with their terms, in each case, free and clear of all Liens and encumbrances, subject only to Permitted Liens, (b) all such real property (i) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (ii) has sufficient access to a public road and (iii) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Copper Permits and Applicable Laws with respect to Copper and its Subsidiaries, (c) there are no existing (or to Copper’s Knowledge, threatened) condemnation proceedings with respect to any such real property and (d) with respect to all such leased real property, (i) Copper and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Copper nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, (ii) the possession and quiet enjoyment of such leased real property by Copper or each of its Subsidiaries has not been disturbed and there are no disputes with respect to such lease, (iii) Copper or any of its Subsidiaries has not subleased, licensed or otherwise granted any Person the right to use or occupy such leased real property or any portion thereof, and (iv) Copper and each of its Subsidiaries have delivered to Steel and each of its Subsidiaries a true and complete copy of each such lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).

Section 5.20 of the Copper Disclosure Letter sets forth a true and complete list of all material leased and owned real property of Copper and its Subsidiaries.

SECTION 5.21 Opinion of Financial Advisor. The Copper Board has received the opinion of Perella Weinberg Partners LP (the “Copper Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, and taking into account the Pre-Merger Special Dividend and the Steel Merger, the Copper Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders (other than Steel and its affiliates) of Copper Units. It is agreed and understood that such opinion is for the benefit of the Copper Board and may not be relied on by Steel, HoldCo or Copper Merger Sub.

SECTION 5.22 Brokers. Except for fees payable to the Copper Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Copper.

SECTION 5.23 Financing. As of the execution and delivery of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid, enforceable and binding obligations of Copper and, to the Knowledge of Copper, the other parties (other than Steel and HoldCo) thereto (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in an Action at law or in equity). As of the date of this Agreement, (x) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Copper under the Debt Letters or, to the Knowledge of Copper, any other party (other than Steel and HoldCo) to the Debt Letters and (y) the commitments in respect of the Debt Financing have not been, or to the Knowledge of Copper, threatened in writing to be, terminated, rescinded, withdrawn, amended or otherwise modified by any party thereto (other than Steel or Holdco). As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the Debt Financing or the funding of all or any part of the Debt Financing to which Copper is a party other than as expressly set forth in the Debt Letters. Copper has fully paid the portion of all commitment fees or other fees required to be paid by Copper on or prior to the date of this Agreement in connection with the Debt Financing and satisfied all of the other terms and conditions required to be satisfied by Copper on or prior to the date hereof. As of the date of this Agreement, Copper has no reason to believe that any of the conditions to the Debt Financing within its control will not be satisfied, nor does Copper have Knowledge, as of the date of this Agreement, that the full amount of the Debt Financing will not be made available to Copper, Steel and HoldCo as of the time at which the Closing is required to occur pursuant to Section 1.2 in accordance with the terms of the Debt Letters.

SECTION 5.24 No Other Representations.

(a) Except for the express written representations and warranties made in this Article V (as qualified by the Copper Disclosure Letter and the Copper Filed SEC Documents) or any certificate delivered by or at the direction of Copper pursuant to this Agreement, neither Copper nor any other Person acting on behalf of Copper or its Subsidiaries makes any express or implied representation or warranty with respect to Copper, its Subsidiaries, or their respective Affiliates, businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Copper hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article V or any certificate delivered pursuant to this Agreement, neither Copper nor any other Person makes or has made any representation or warranty to Steel or any of its Affiliates or Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to Copper or any of its Subsidiaries or their respective businesses or (B) except for the express written representations and warranties made in this Article V (as qualified by the Copper Disclosure Letter and the

Copper Filed SEC Documents) or any certificate delivered by or at the direction of Copper pursuant to this Agreement, any oral or written information presented to Steel or any of its Affiliates or Representatives in the course of their due diligence investigation of Copper, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Copper acknowledges and agrees that neither Steel nor any other Person acting on behalf of Steel or its Subsidiaries has made, is making or is authorized to make, and Copper expressly disclaims reliance upon, any representations, warranties or statements relating to Steel or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Steel in writing in Article IV (as qualified by the Steel Disclosure Letter and the Steel Filed SEC Documents) or any certificate delivered by or at the direction of Steel pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Steel furnished or made available to Copper or any of its Representatives. Without limiting the generality of the foregoing, Steel acknowledges that, except as expressly provided in Article IV (as qualified by the Steel Disclosure Letter and the Steel Filed SEC Documents) or any certificate delivered by or at the direction of Steel pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Copper or any of its Representatives.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND COPPER MERGER SUB.

SECTION 6.1  Organization; Standing and Corporate Power. Each of HoldCo and Copper Merger Sub is a corporation or limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Steel has delivered to or made available to Copper prior to the date of this Agreement true and complete copies of the Certificate of Incorporation or Certificate of Formation and By-laws or Limited Liability Company Agreement of each of HoldCo and Copper Merger Sub, in each case, in effect as of the date of this Agreement.

SECTION 6.2 Purpose. Each of HoldCo and Copper Merger Sub (a) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (b) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 6.3 Corporate Power. Each of HoldCo and Copper Merger Sub has all requisite corporate or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement by HoldCo or Copper Merger Sub, as applicable, and the consummation by HoldCo or Copper Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

SECTION 6.4 Non-contravention. The execution and delivery of this Agreement by each of HoldCo and Copper Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of HoldCo and Copper Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of HoldCo or Copper Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

SECTION 6.5 Capital Structure. As of the date hereof, (a) the authorized capital stock of HoldCo consists of 100 shares of HoldCo Common Stock, of which 100 are issued and outstanding and (b) Copper owns 25 shares of HoldCo Common Stock and Steel owns 75 shares of HoldCo Common Stock, in each case, free and clear of any Lien. All of the outstanding shares of HoldCo Common Stock have been validly issued, are fully paid and nonassessable and are owned directly by Steel free and clear of any Lien. The authorized ownership interests of Copper Merger Sub consist of limited liability company interests, all of which have been validly issued and are owned directly by HoldCo free and clear of any Lien. All shares of HoldCo Common Stock issued pursuant to Article II shall be duly authorized and validly issued and free of preemptive rights.

SECTION 6.6 HoldCo and Copper Merger Sub Approvals. As of the date hereof, HoldCo and Copper Merger Sub have taken all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers, to be approved by HoldCo as the sole stockholder of Copper Merger Sub, as applicable, for all required purposes under Applicable Law.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 7.1 Conduct of Business.

(a) Conduct of Business by Steel. Except as set forth in Section 7.1(a) of the Steel Disclosure Letter, as required by Applicable Law, as otherwise expressly contemplated or expressly permitted by this Agreement or as consented to by Copper in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Closing Effective Time, Steel shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them (provided, that the failure to take any action prohibited by any specific subclause of this Section 7.1(a) shall not be a breach). Except as set forth in Section 7.1(a) of the Steel Disclosure Letter, as required by Applicable Law, as otherwise expressly contemplated or expressly permitted by this Agreement or as consented to by Copper in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Closing Effective Time, Steel shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than (I) dividends and distributions by a direct or indirect wholly owned Subsidiary of Steel to its parent and (II) the declaration and payment of the Pre-Merger Special Dividend, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its Equity Securities, (B) split, combine or reclassify any of its Equity Securities or issue or authorize the issuance of any other Equity Securities in respect of, in lieu of or in substitution for any of its existing Equity Securities, or (C) purchase, redeem or otherwise acquire any Equity Securities of Steel or any of its Subsidiaries (other than the acquisition of shares from a holder of a Steel Equity Award outstanding as of the date hereof or granted on or after the date hereof not in violation of this Agreement, in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof, or in connection with the forfeiture of any Steel Equity Awards that are outstanding on the date of this Agreement or granted on or after the date hereof not in violation of this Agreement);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its Equity Securities (other than issuance of shares of Steel Common Stock in respect of the vesting or settlement of Steel Equity Awards outstanding as of the date hereof or granted on or after the date hereof not in violation of this Agreement, in each case, in accordance with the terms of the Steel Equity Plan and any related award agreements);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any Steel Material Contract except in connection with any amendments to, and normal renewals of, Steel Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of Steel or its Subsidiaries containing (1) any material restriction on the ability of Steel or its Subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Closing Effective Time, would impose obligations on HoldCo or its Affiliates, or (3) any provision of the type described in clause (ix) of the definition of Steel Material Contracts;

(iv) (A) merge with or enter into a consolidation with, or otherwise acquire an interest of 50% or more of the outstanding equity interests in, any Person, or acquire a substantial portion of the assets or business of any Person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any material new line of business, except (w) in the case of clause (C), with respect to capital expenditures that would otherwise be permitted under Section 7.1(a)(xii), (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of Steel with any other Person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned Subsidiaries of Steel, or (3) in one or more transactions with respect to which the aggregate consideration does not exceed $20,000,000; (y) in the case of clause (B), any transaction involving only the direct or indirect wholly owned Subsidiaries of Steel (other than HoldCo or Copper Merger Sub); and (z) each of clauses (A), (B) and (C) are subject to the restrictions set forth in Section 8.3;

(v) (A) transfer, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, assign, swap or otherwise dispose of any material assets or material properties of Steel or any of its Subsidiaries or (B) mortgage or pledge any material assets or material properties of Steel or any of its Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) (x) with respect to assets or properties that are not Intellectual Property, in the ordinary course of business consistent with past practice, or (y) with respect to Intellectual Property, non-exclusive licenses or sublicenses of Intellectual Property granted to customers or contractors in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations, or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses, abandonments, waivers, relinquishments, assignments, swaps or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration does not exceed $10,000,000 and solely in the case of clause (B), as may be required in connection with the terms of Steel’s existing credit facility as in effect on the date hereof or the Existing Steel Indentures;

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under Steel’s debt agreements in effect as of the date hereof, including borrowings under Steel’s revolving credit facility as in effect on the date hereof (including, for the avoidance of doubt, draw-downs to fund off-season operations), or any indebtedness incurred that replaces, renews, extends, refinances or refunds such existing indebtedness (including indebtedness incurred to repay or refinance related fees and expenses), (B) for any inter-company indebtedness solely involving Steel or direct or indirect wholly owned Subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) indebtedness for borrowed money not to exceed $50,000,000 in aggregate principal amount outstanding at any time incurred by Steel or any of its Subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excess of $25,000,000 in aggregate principal amount outstanding at any time, Steel has consulted in advance with Copper), or (E) credit support or guarantees by Steel of indebtedness for borrowed money of its Subsidiaries, which indebtedness is incurred in compliance with this Section 7.1(a)(vi);

(vii) waive, release, assign, settle or compromise any pending or threatened Action which is (A) material to the business of Steel and its Subsidiaries, taken as a whole, or (B) otherwise involves the payment by Steel of an amount in excess of $3,000,000 (excluding any amounts that may be paid under existing insurance policies);

(viii) (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax claim or liability, (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes or change any annual accounting period for Tax purposes, or (D) file any material amended Tax Return;

(ix) increase or change the compensation or benefits, other than in the ordinary course of business and consistent with past practice, except that, notwithstanding the foregoing, Steel shall not, and shall not permit any of its Subsidiaries to, except as required by any Steel Benefit Plan in effect as of the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) grant any Steel Equity Award or other long-term incentive or equity-based awards, or amend or modify the terms of any outstanding Steel Equity Awards, (B) grant any transaction or retention bonuses, (C) increase or change the compensation or benefits payable to any executive officer, (D) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (E) increase or change the severance, termination pay or similar terms applicable to any current or former employee or individual service provider, (F) hire any employee or individual service provider with annual base cash compensation in excess of $150,000 or terminate the employment of any executive officer (in each case, other than terminations for cause), or (G) adopt, materially amend, or terminate any Steel Benefit Plan;

(x) change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Steel’s outside auditor or (B) as required by Applicable Law;

(xi) enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(xii) other than in the ordinary course of business consistent with past practice or as necessary to maintain value and functionality of Steel’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures in a fiscal year that are greater than 120% of the aggregate amount of capital expenditures with respect to such fiscal year in Steel’s long range plan, as disclosed to Copper prior to the date of this Agreement;

(xiii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Steel’s financial accounting policies and procedures and GAAP as determined in consultation with Steel’s outside auditor;

(xiv) amend the Steel Certificate of Incorporation, By-laws of Steel or the New Entity Organizational Documents;

(xv) implement any broad-based cost reduction initiative (including employee layoffs, reductions in force or other similar actions that could reasonably be expected to trigger notice obligations under the WARN Act), except to the extent Steel has consulted with Copper in good faith prior to such implementation; or

(xvi) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by Copper. Except as set forth in Section 7.1(b) of the Copper Disclosure Letter, as required by Applicable Law, as otherwise expressly contemplated by this Agreement or as consented to by Steel in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Closing Effective Time, Copper shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them. Except as set forth in Section 7.1(b) of the Copper Disclosure Letter, as required by Applicable Law, as otherwise expressly contemplated by this Agreement or as consented to by Steel in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Closing Effective Time, Copper shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than (I) any regular quarterly distribution made by Copper in accordance with its distribution policy in an amount up to $0.30 per Copper Unit and (II) dividends and distributions by a direct or indirect wholly owned Subsidiary of Copper to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its Equity Securities, (B) split, combine or reclassify any of its Equity Securities or issue or authorize the issuance of any other Equity Securities in respect of, in lieu of or in substitution for any of its existing Equity Securities, or (C) purchase, redeem or otherwise acquire any Equity Securities of Copper or any of its Subsidiaries (other than (I) the acquisition of shares from a holder of a Copper Equity Award outstanding as of the date hereof or granted on or after the date hereof not in violation of this Agreement, in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any Copper Equity Awards that are outstanding on the date of this Agreement or granted on or after the date hereof not in violation of this Agreement or (II) the redemption of all or a portion of the Special LP Interests from the holders thereof for an amount in cash equal to the amount that would otherwise be paid to such holders of Special LP Interests pursuant to Section 3.1(a)(i)(C) (the “Redeemed Special LP Interest Amount”));

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its Equity Securities (other than issuance of Copper Units in respect of the vesting or settlement of Copper Equity Awards outstanding as of the date hereof or granted on or after the date hereof not in violation of this Agreement, in each case in accordance with the terms of the applicable Copper Equity Plan and any related award agreements);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any Copper Material Contract except in connection with any amendments to, and normal renewals of, Copper Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of Copper or its Subsidiaries containing (1) any material restriction on the ability of Copper or its Subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Closing Effective Time, would impose obligations on HoldCo or its Affiliates, or (3) any provision of the type described in clause (ix) of the definition of Copper Material Contracts;

(iv) (A) merge with or enter into a consolidation with, or otherwise acquire an interest of 50% or more of the outstanding equity interests in, any Person, or acquire a substantial portion of the assets or business of any Person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any material new line of business, except (w) in the case of clause (C), with respect to capital expenditures that would otherwise be permitted under Section 7.1(a)(xii), (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of Copper, HoldCo and Copper Merger Sub with any other Person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned Subsidiaries of Copper, or (3) in one or more transactions with respect to which the aggregate consideration does not exceed $20,000,000; (y) in the case of clause (B), any transaction involving only the direct or indirect wholly owned Subsidiaries of Copper; and (z) each of clauses (A), (B) and (C) are subject to the restrictions set forth in Section 8.3;

(v) (A) transfer, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, assign, swap or otherwise dispose of any material assets or material properties of Copper or any of its Subsidiaries or (B) mortgage or pledge any material assets or material properties of Copper or any of its Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) (x) with respect to assets or properties that are not Intellectual Property, in the ordinary course of business consistent with past practice, or (y) with respect to Intellectual Property, non-exclusive licenses or sublicenses of Intellectual Property granted to customers or contractors in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses, abandonments, waivers, relinquishments, assignments, swaps or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration does not exceed $10,000,000 and solely in the case of clause (B), as may be required in connection with the terms of Copper’s revolving credit facility as in effect on the date hereof or the Existing Copper Indentures (as they may be amended pursuant to the Consent Solicitation);

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under Copper’s debt agreements in effect as of the date hereof, including borrowings under Copper’s revolving credit facility as in effect on the date hereof (including, for the avoidance of doubt, draw-downs to fund off-season operations), or any indebtedness that replaces, renews, extends, refinances or refunds such existing indebtedness (including indebtedness incurred to repay or refinance related fees and expenses), (B) for any inter-company indebtedness solely involving Copper or direct or indirect wholly owned Subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) indebtedness for borrowed money not to exceed $50,000,000 in aggregate principal amount outstanding at any time incurred by Copper or any of its Subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excess of $25,000,000 in aggregate principal amount outstanding at any time, Copper has consulted in advance with Steel) or (E) credit support or guarantees by Copper of indebtedness for borrowed money of its Subsidiaries, which indebtedness is incurred in compliance with this Section 7.1(b)(vi);

(vii) waive, release, assign, settle or compromise any pending or threatened Action which is (A) material to the business of Copper and its Subsidiaries, taken as a whole, or (B) otherwise involves the payment by Copper of an amount in excess of $3,000,000 (excluding any amounts that may be paid under existing insurance policies);

(viii) (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax claim or liability, (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes or change any annual accounting period for Tax purposes or (D) file any material amended Tax Return;

(ix) increase or change the compensation or benefits, other than in the ordinary course of business and consistent with past practice, except that, notwithstanding the foregoing, Copper shall not, and shall not permit any of its Subsidiaries to, except as required by any Copper Benefit Plan in effect as of the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) grant any Copper Equity Award or other long-term incentive or equity-based awards, or amend or modify the terms of any outstanding Copper Equity Awards, (B) grant any transaction or retention bonuses, (C) increase or change the compensation or benefits payable to any executive officer, (D) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (E) increase or change the severance, termination pay or similar terms applicable to any current or former employee or individual service provider, (F) hire any employee or individual service provider with annual base cash compensation in excess of $150,000 or terminate the employment of any executive officer (in each case, other than terminations for cause), or (G) adopt, materially amend, or terminate any Copper Benefit Plan;

(x) change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Copper’s outside auditor or (B) as required by Applicable Law;

(xi) enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(xii) other than in the ordinary course of business consistent with past practice or as necessary to maintain value and functionality of Copper’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than 120% of the aggregate amount of Copper’s budgeted capital expenditures for Copper’s 2024 fiscal year, in each case, as disclosed to Steel prior to the date of this Agreement;

(xiii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Copper’s financial accounting policies and procedures and GAAP as determined in consultation with Copper’s outside auditor;

(xiv) amend the Copper Partnership Agreement;

(xv) implement any broad-based cost reduction initiative (including employee layoffs, reductions in force or other similar actions that could reasonably be expected to trigger notice obligations under the WARN Act), except to the extent Copper has consulted with Steel in good faith prior to such implementation; or

(xvi) authorize, or commit or agree to take, any of the foregoing actions.

(c) Other Actions. Except as required by law, during the period from the date of this Agreement to the Closing Effective Time, neither Steel nor Copper shall, nor shall either permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Mergers set forth in Article VII.

SECTION 7.2 No Solicitation by Steel. (a) Steel shall not, shall not authorize or permit any of its Affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representative retained by it or any of its controlled Affiliates not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Steel Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any Person (or group of Persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Steel Alternative Transaction; provided, however, that if, at any time prior to obtaining the Steel Stockholder Approval, the Steel Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 7.2(a) constitutes or is reasonably likely to lead to a Steel Superior Proposal, subject to compliance with Section 7.2(c), Steel and its Representatives may (A) furnish information with respect to Steel and its Subsidiaries to the Person (or group of Persons) making such proposal (and its Representatives and financing sources) (provided, that all such information has previously been provided to Copper or is provided to Copper prior to or substantially concurrently with the time it is provided to such Person) pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the Confidentiality Agreement (provided, however, that such confidentiality provision need not contain any “standstill” or similar provision) and (B) participate in discussions or negotiations regarding such proposal with the Person (or group of Persons) making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “Steel Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than Copper and its Subsidiaries (including HoldCo and Copper Merger Sub) (such Person or group of Persons, a “Steel Third Party”), acquires or would acquire, directly or indirectly, “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of Steel Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Steel, whether from Steel or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Steel Third Party acquires or would acquire, directly or indirectly, the assets or business of Steel or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Steel and its Subsidiaries taken as a whole, (iii) any transaction pursuant to which any Steel Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Securities of Subsidiaries of Steel and any entity surviving any merger or combination including any of them) of Steel or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Steel and its Subsidiaries taken as a whole or (iv) any disposition of assets representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Steel and its Subsidiaries, taken as a whole.

(b) Except as expressly permitted by this Section 7.2(b), neither the Steel Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify or fail to make, in each case in a manner adverse to Copper, the recommendation by the Steel Board or such committee of the Steel Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Steel Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Steel Recommendation Change”) or (iii) cause Steel or any of its controlled Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Steel Alternative Transaction or requiring, or reasonably likely to cause, Steel to terminate, delay or fail to consummate, or that would otherwise impede, interfere in any way with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 7.2(a)). Notwithstanding the foregoing, in the event that prior to obtaining the Steel Stockholder Approval, the Steel Board determines in good faith, that it has received a Steel Superior Proposal and (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Steel Board may (subject to this and the following sentences) effect a Steel Recommendation Change, but only at a time that is after the fourth (4th) Business Day following Copper’s receipt of written notice from Steel advising Copper that the Steel Board has received a Steel Superior Proposal specifying the material terms and conditions of such Steel Superior Proposal, identifying the Person making such Steel Superior Proposal and stating that it intends to make a Steel Recommendation Change; provided, that in the event of a subsequent modification to the material terms and conditions of such Steel Superior Proposal, the Steel Board may only effect a Steel Recommendation Change after the third (3rd) Business Day following Copper’s receipt of written notice from Steel advising Copper of the modification to such terms and conditions; and provided, further, that during such four (4) or three (3) Business Day notice period, as applicable, Steel engages (to the extent requested by Copper) in good faith negotiations with Copper to amend this Agreement in such a manner that the proposal to enter into a Steel Alternative Transaction no longer constitutes a Steel Superior Proposal. For purposes of this Agreement, a “Steel Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Steel Third Party to enter into a Steel Alternative Transaction (with all references to 20% in the definition of Steel Alternative Transaction being treated as references to 80% for these purposes) that (A) did not result from a material breach of Section 7.2(a) and (B) is on terms that the Steel Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation and taking into account all factors and matters deemed relevant in good faith by the Steel Board, including financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such proposal are reasonably capable of being consummated) would be more favorable to Steel and the Steel stockholders than the transactions contemplated by this Agreement (including any changes to this Agreement that may be proposed by Copper in response to such proposal to enter into a Steel Alternative Transaction). In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Steel Stockholder Approval, if the Steel Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Steel Board may effect a Steel Recommendation Change in response to any Steel Intervening Event, but only at a time that is after the fourth (4th) Business Day following Copper’s receipt of written notice from Steel advising Copper of all material information with respect to any such Steel Intervening Event and stating that it intends to make a Steel Recommendation Change and providing a full description of its rationale therefor. The term “Steel Intervening Event” shall mean a material event or change in circumstance that arises or occurs after the date of this Agreement with respect to Steel that, prior to the date of this Agreement, was neither known nor reasonably foreseeable by the Steel Board (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Steel Board on the date of this Agreement); provided, however, that (i) in no event shall the receipt, existence or terms of a Steel Alternative Transaction or any matter relating thereto or consequence thereof constitute a Steel Intervening Event and (ii) and in no event shall any adverse effect of any event or events on the business, properties, financial condition or results of operations of Copper and its Subsidiaries, taken as a whole constitute a Steel Intervening Event unless such event or events has had, or would reasonably be expected to have, a Material Adverse Effect on Copper.

(c) In addition to the obligations of Steel set forth in Section 7.2(a) and Section 7.2(b), Steel shall promptly, and in any event within 24 hours of receipt thereof, advise Copper orally and in writing of any request for information or of any proposal relating to a Steel Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the Person making such request or proposal. Steel shall (i) keep Copper reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Copper as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between Steel or its Subsidiaries or any of their Representatives, on the one hand, and any Person making such request or proposal, on the other hand, that describes in any material respect any of the material terms or conditions of any such request or proposal.

(d) Nothing contained in this Section 7.2 shall prohibit Steel from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, from making any disclosure to Steel stockholders that is required by applicable Law or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a Steel Recommendation Change shall be subject to the provisions of Section 7.2(b); provided, further, that such a communication by the Steel Board to the Steel stockholders shall be deemed a Steel Recommendation Change unless the Steel Board expressly reconfirms its recommendation in such disclosure.

SECTION 7.3 No Solicitation by Copper. (a) Copper shall not, shall not authorize or permit any of its Affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representatives retained by it or any of its controlled Affiliates not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Copper Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any Person (or group of Persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Copper Alternative Transaction. For purposes of this Agreement, “Copper Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than Copper and its Subsidiaries (such Person or group of Persons, a “Copper Third Party”), acquires or would acquire, directly or indirectly, “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Copper Units or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Copper, whether from Copper or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Copper Third Party acquires or would acquire, directly or indirectly, the assets or business of Copper or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Copper and its Subsidiaries taken as a whole, (iii) any transaction pursuant to which any Copper Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Securities of Subsidiaries of Copper and any entity surviving any merger or combination including any of them) of Copper or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Copper and its Subsidiaries taken as a whole or (iv) any disposition of assets representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Copper and its Subsidiaries, taken as a whole.

(b) In addition to the obligations of Copper set forth in Section 7.3(a), Copper shall promptly, and in any event within 24 hours of receipt thereof, advise Steel orally and in writing of any request for information or of any proposal relating to a Copper Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto), the identity of the Person making such request or proposal and copies of all correspondence and other written materials received by Copper or its Subsidiaries or any of their Representatives from any Person making such request or proposal, on the other hand.

(c) Nothing contained in this Section 7.3 shall prohibit Copper from taking and disclosing to its unitholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder.

SECTION 7.4 Financing.

(a) During the period from the date of this Agreement to the Closing Effective Time, each of Copper and Steel shall, and shall cause their respective Affiliates and their respective Representatives to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to (x) as promptly as possible either (I) arrange, obtain and consummate one or more Consent Solicitations and/or Existing Note Offers or (II) arrange, obtain and consummate, to the extent the Consent Solicitations and/or Existing Note Offers, if any, are not consummated, the “364-Day Facility” (as defined in the Commitment Letter) and (y) (I) arrange and obtain the “Revolving Credit Facility” (as defined in the Commitment Letter) as promptly as possible following the date of this Agreement and consummate the Revolving Credit Facility upon the timing mutually agreed by the parties (and, in any event, no later than the time at which the Closing is required to occur pursuant to Section 1.2) and (II) arrange and obtain any other debt financing mutually agreed by the parties following the date of this Agreement and consummate such other debt financing upon the timing mutually agreed by the parties (and, in any event, no later than the time at which the Closing is required to occur pursuant to Section 1.2) (such other debt financing, “Additional Debt Financing”), including using its reasonable best efforts to (i) (A) maintain in effect the Debt Letters and comply with all of its respective obligations thereunder, (B) negotiate, enter into and deliver definitive agreements with respect to the Debt Financing reflecting the terms and conditions contained in the Debt Letters, so that such agreements are in effect no later than the time at which the Closing is required to occur pursuant to Section 1.2 and (C) (i) to the extent the Debt Financing is not funded in accordance with the terms of the Debt Letters, enforce its respective rights under the Debt Letters and (ii) satisfy on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are in the control of Steel (or its Affiliates) or Copper (or its Affiliates), respectively.

(b) Each of Copper and Steel shall keep the other reasonably informed on a reasonably current basis of the status of the Debt Financing, any Additional Debt Financing, the Consent Solicitations, Existing Note Offers and/or any Note Refinancing and material developments with respect thereto and upon Copper’s or Steel’s written request, as applicable, provide the requesting party promptly (and no later than two Business Days after such written request) with copies of any material definitive agreements related to the Debt Financing, any Additional Debt Financing, the Consent Solicitations, Existing Note Offers and/or any Note Refinancing. Without limiting the foregoing, each of Copper and Steel shall promptly (and in no event later than two Business Days) after obtaining knowledge thereof, give the other party written notice of any (i) breach or default by Copper, Steel or HoldCo, as applicable, their respective Affiliates, any Debt Financing Source or any other party to the Debt Letters or any definitive document related to the Debt Financing (or any event or circumstance, with or without notice, lapse of time, or both, would give rise to any breach or default), (ii) threatened in writing or actual withdrawal, repudiation, expiration, intention not to fund or termination of or relating to the Debt Letters or the Debt Financing or (iii) material dispute or disagreement between or among any parties to the Debt Letters or any definitive document related to the Debt Financing. Each of Copper and Steel shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable by Copper or Steel, as applicable, under the Debt Letters or in connection with any Additional Debt Financing. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable (other than due to Copper and Steel jointly determining that such portion of the Debt Financing is not necessary to permit the consummation of the transactions contemplated hereby or to fund their respective obligations under this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, giving effect to other financial resources of Copper or Steel, as applicable), Copper and Steel shall, and shall cause their respective Affiliates to, as promptly as practicable following the occurrence of such event, (x) use their respective reasonable best efforts to obtain substitute financing (on terms and conditions reasonably acceptable to each of Copper and Steel) sufficient to enable Copper, Steel and HoldCo, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Debt Financing”) and (y) use their respective reasonable best efforts to obtain a new financing commitment letter in form and substance reasonably acceptable to each of Copper and Steel that provides for such Substitute Debt Financing. Upon obtaining any commitment for any such Substitute Debt Financing, such financing shall be deemed to be a part of the Debt Financing (as defined herein) and any commitment letter for such Substitute Debt Financing shall be deemed the “Debt Letters” for all purposes of this Agreement.

(c) During the period from the date of this Agreement to the Closing Effective Time, each of Copper and Steel shall use and shall cause its Subsidiaries to use reasonable best efforts to cause the appropriate Representatives of Copper or Steel, as applicable, and its respective Subsidiaries to, provide cooperation reasonably requested by Copper or Steel, as applicable, in connection with the arrangement of the financings contemplated by the Debt Letters, in connection with any Additional Debt Financing, and in satisfying the conditions precedent set forth in the Commitment Letter and/or any definitive document relating to the Debt Financing and the Additional Debt Financing, as and to the extent reasonably requested by Copper or Steel, as applicable, including: (i) making their respective senior management reasonably available to participate in a reasonable number of meetings and calls, diligence sessions, drafting sessions, road shows, rating agency meetings and lender due diligence presentations, (ii) assisting as is reasonably necessary with the preparation of materials for rating agency presentations, lender presentations, offering documents, road shows, private placement memoranda, bank information memoranda (including confidential information memorandum), prospectuses, business projections and similar documents required in connection with the Debt Financing and any Additional Debt Financing, and otherwise reasonably cooperating with the marketing efforts of Copper, Steel or HoldCo, as applicable, and the Debt Financing Sources for any portion of the Debt Financing and any Additional Debt Financing (collectively, the “Marketing Material”), (iii) furnishing Copper or Steel, as applicable, and the Debt Financing Sources with the Required Information and, as promptly as reasonably practicable, informing Copper or Steel, as applicable, if Copper or Steel, as applicable, shall have actual knowledge of any facts that would be reasonably likely to (x) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial information to comply with GAAP or (y) result in any of the Required Information no longer being Compliant, (iv) providing to Copper’s, Steel’s or

HoldCo’s, as applicable, legal counsel and its independent auditors such customary documents, certificates and other customary information relating to Copper or Steel, as applicable, as may be reasonably requested in connection with the other party’s delivery of any customary negative assurance opinions and customary comfort letters relating to the Debt Financing and any Additional Debt Financing, (v) causing Copper’s, Steel’s or HoldCo’s, as applicable, independent auditors to provide customary cooperation with the Debt Financing and any Additional Debt Financing, (vi) obtaining the consents of Copper’s, Steel’s or HoldCo’s, as applicable, independent auditors to use their audit reports on the audited Copper Financial Statements or Steel Financial Statements as applicable, and to reference to such independent auditors as experts in any Marketing Material and any related government filings filed or used in connection with the Debt Financing and/or any Additional Debt Financing, (vii) (1) obtaining each of Copper’s, Steel’s or HoldCo’s, as applicable, independent auditors’ customary comfort letters, audit reports, surveys and title insurance as reasonably requested by Copper or Steel, as applicable, and (2) providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including beneficial ownership regulations and the Patriot Act with respect to itself and its Subsidiaries, (viii) in connection with the Debt Financing and any Additional Debt Financing, cooperating with prospective lenders’ due diligence investigation and evaluation of the assets, cash management and accounting systems, policies and procedures relating thereto of Copper or Steel, as applicable, and their respective Subsidiaries for the purpose of establishing financing agreements or other certificates or documents as may be reasonably requested by Copper or Steel, as applicable, or the lenders in respect of the Debt Financing and/or any Additional Debt Financing, including, a customary solvency certificate by the Chief Financial Officer of HoldCo, (ix) obtaining payoff letters, lien terminations, evidence of redemptions and instruments of discharge to be delivered at or prior to Closing to allow for the payoff, discharge and termination in full on or prior to the Closing Date of all indebtedness and Liens (other than Permitted Liens) agreed by Copper and Steel to be repaid or refinanced, (x) taking all corporate or other organizational actions, subject to the occurrence of the Closing, reasonably requested by Copper or Steel, as applicable, to authorize and permit the consummation of the Debt Financing and any Additional Debt Financing and the availability, borrowing or incurrence of all of the proceeds of the Debt Financing and any Additional Debt Financing by Copper, Steel or HoldCo, as applicable, immediately following the Closing, including but not limited to obtaining such consents, approvals, authorizations and instruments which may be reasonably requested by Copper or Steel, as applicable, to permit the consummation of the Debt Financing and the Additional Debt Financing, (xi) executing customary authorization and management representation letters and customary representation letters to auditors with respect to itself and its Subsidiaries, (xii) assisting with the preparation and delivery of, and executing and delivering, as of the Closing Date, any guarantees, pledge and security documents, other definitive financing documents, including, in each case, the schedules thereto, or other certificates or documents contemplated by the Commitment Letter or in connection with any Additional Debt Financing and (xiii) taking other reasonable actions that are necessary or advisable to permit the consummation of the Debt Financing and/or any Additional Debt Financing.

(d) (i) The cooperation set forth in Section 7.4(c) shall not be required to the extent that it would (A) require Copper or Steel, as applicable, to take any action that in the good faith judgment of Copper or Steel, as applicable, unreasonably interferes with the ongoing business or operations of Copper or Steel, as applicable, and/or their respective Subsidiaries, (B) require Copper or Steel, as applicable, or any of their respective Subsidiaries to incur any fee, expense or other liability prior to the Closing Effective Time for which it is not responsible pursuant to the Debt Letters or agreements in respect of any Additional Debt Financing and not promptly reimbursed or indemnified by Copper or Steel, as applicable, (C) cause any representation or warranty in this Agreement to be breached, (D) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (E) be reasonably expected to cause any director, officer or employee of Copper or Steel, as applicable, or any of their respective Subsidiaries to incur any personal liability or (F) cause any breach of any applicable Law or any Contract to which Copper or Steel, as applicable, or any of their respective Subsidiaries is a party and (ii) neither Copper, Steel or their respective Subsidiaries shall be required to (x) enter into, execute, or approve any agreement or other documentation prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing (other than the execution of one or more supplemental indentures to the Existing Copper Indentures upon the receipt of requisite consents pursuant to one or more Consent Solicitations and/or Existing Note Offers or of customary authorization and representation letters) or (y) deliver any certificate or take any other action that would reasonably be expected to result in personal liability to a director, officer or other personnel, deliver any legal opinion or otherwise provide any information or take any action to the extent it could result in (i) a loss or waiver of any privilege or (ii) in the disclosure of any trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation; provided, that Copper and Steel, as applicable, and their respective Subsidiaries shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Copper or Steel, as applicable, shall, to the extent permitted by such confidentiality obligations, notify Copper or Steel, as applicable, if any such information that Copper or Steel, as applicable, has specifically identified and requested is being withheld as a result of any such obligation of confidentiality.

(e) Copper shall indemnify, defend and hold harmless Steel, HoldCo and their Subsidiaries, and their respective pre-Closing Representatives, from and against any losses and damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any Additional Debt Financing, any information provided in connection therewith (other than arising from information provided by Steel, HoldCo and their Subsidiaries but including violations of the Confidentiality Agreement) and any misuse of the logos, names or trademarks of Steel or its Subsidiaries but only to the extent such loss or damage occurred solely as a result of the actions of Copper, any of its Subsidiaries or any of their respective pre-Closing Representatives. Copper shall promptly, upon reasonable written request by Steel, reimburse Steel and its Subsidiaries for all reasonable, documented out-of-pocket costs and expenses incurred by Steel or its Subsidiaries and their respective Representatives in connection with the cooperation and assistance contemplated by this Section 7.4 and for which Copper is responsible pursuant to this Section 7.4 and the Debt Letters and the agreements in respect of any Additional Debt Financing (including, to the extent incurred at the request or consent of Copper, professional fees and expenses of accountants, legal counsel and other advisors).

(f) Steel shall indemnify, defend and hold harmless Copper and its Subsidiaries, and their respective pre-Closing Representatives, from and against any losses and damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any Additional Debt Financing, any information provided in connection therewith (other than arising from information provided by Copper and its Subsidiaries but including violations of the Confidentiality Agreement) and any misuse of the logos, names or trademarks of Copper or its Subsidiaries but only to the extent such loss or damage occurred solely as a result of the actions of Steel, HoldCo, any of their Subsidiaries or any of their respective pre-Closing Representatives. Steel shall promptly, upon reasonable written request by Copper, reimburse Copper and its Subsidiaries for all reasonable, documented out-of-pocket costs and expenses incurred by Copper or its Subsidiaries and their respective Representatives in connection with the cooperation and assistance contemplated by this Section 7.4 and for which Steel is responsible pursuant to this Section 7.4 and the Debt Letters and the agreements in respect of any Additional Debt Financing (including, to the extent incurred at the request or consent of Steel, professional fees and expenses of accountants, legal counsel and other advisors).

(g) Each of Copper and Steel hereby consent to the use of all of its and its Subsidiaries’ corporate logos, names and trademarks in connection with the Debt Financing and any Additional Debt Financing, provided, that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage Copper or Steel, as applicable, or any of their respective Subsidiaries or the reputation or goodwill of Copper or Steel, as applicable, or any of their respective Subsidiaries.

(h) Each of Copper and Steel acknowledges and agrees that (i) the obtaining of the Debt Financing or any Additional Debt Financing is not a condition to Closing and (ii) a breach of this Section 7.4 shall not constitute a material breach of Steel for purposes of Section 9.2(b) or a material breach of Copper for purposes of Section 9.3(b) unless (x) Copper or Steel, as applicable, has knowingly and willfully breached its obligations under the Section 7.4 and (y) such breach is the proximate cause of the Debt Financing not being consummated.

(i) Neither Copper or Steel, unless in each case mutually agreed, shall permit or consent to any amendment, replacement, supplement or modification to be made to the Commitment Letter; provided, that, for the avoidance of doubt, the termination of, or reduction of commitments under, the Commitment Letter pursuant to the terms thereof as in effect on the date hereof (including any amendment, modification or agreement to reflect such termination or reduction), including as a result of the consummation of the Consent Solicitations or a Substitute Debt Financing which, when taken together (including any remaining commitments under the Commitment Letter), will permit the transactions contemplated hereby, shall not be prohibited under this Section 7.4(i). For all purposes of this Agreement, references to the “Commitment Letter” shall include such document as permitted or required by this Section 7.4(i) to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

(j) At the Closing, each of Copper and Steel shall pay or cause to be paid the amounts set forth in the payoff letters delivered pursuant to Section 7.4(c) to the accounts identified therein, including, for the avoidance of doubt, any amounts to repay any outstanding indebtedness to be repaid at the Closing.

SECTION 7.5 Consent Solicitation; Existing Note Offers.

(a) During the period from the date of this Agreement to the Closing Effective Time, Copper may commence and conduct one or more consent solicitations (each a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to solicit consent to amend, eliminate, or waive certain sections of any Existing Copper Indenture on such terms and conditions, including pricing terms, as mutually determined by Copper and Steel; provided, (i) Copper shall be responsible for the preparation of necessary documents in connection with each Consent Solicitation (the “Consent Solicitation Documents”), (ii) Copper shall consult with Steel and afford Steel a reasonable opportunity to review and comment on the Consent Solicitation Documents and will give reasonable and good faith consideration to the comments, if any, raised by Steel and (iii) Copper and Steel shall each be (or shall cause one or more of their respective Subsidiaries to be) responsible for the payment of fifty percent (50%) of all fees and expenses in connection with such Consent Solicitation, except for any such fees and expenses due at or following the Closing Date paid by HoldCo. In no event shall Copper or Steel pay, or agree to pay, any consent payments due to holders of the Existing Copper Notes or any solicitation agent fee due to the solicitation agent prior to the Closing Date without the prior written consent of the other party. The solicitation agent, information agent, depositary or other agent retained in connection with any Consent Solicitation will be mutually selected by Copper and Steel. The Consent Solicitations shall be conducted in compliance with any applicable provisions of the Existing Copper Indentures, as applicable, and the applicable global security governing the applicable series of Existing Copper Notes and with applicable Law, including applicable SEC rules and regulations. Steel shall, and shall cause Steel Subsidiaries to, use its reasonable best efforts to cause their respective Representatives to provide all cooperation reasonably requested by Copper in connection with any Consent Solicitation. Promptly following the expiration of a Consent Solicitation and subject to the receipt of any requisite consents, (i) Copper shall execute one or more supplemental indentures to the applicable Existing Copper Indentures governing each series of Existing Copper Notes subject to the applicable Consent Solicitation, in accordance with the terms of such Existing Copper Indenture and providing for the amendments contemplated in the Consent Solicitation Documents and (ii) use reasonable best efforts to cause the trustee under such Existing Copper Indenture to enter into such supplemental indentures; provided, however, that notwithstanding the fact that such supplemental indentures may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing Effective Time or such other time as both Copper and Steel may mutually determine. Copper shall use its reasonable best efforts to cause its counsel to provide all legal opinions customary or required in connection with the transactions contemplated by this section and shall deliver all such officer’s certificates customary or required in connection with such transactions.

(b) During the period from the date of this Agreement to the Closing Effective Time, Copper may commence one or more tender offers and/or exchange offers with respect to the Existing Copper Notes issued under any Existing Copper Indenture, on such terms and conditions, including pricing terms, as mutually determined by Copper and Steel (each an “Existing Note Offer” and, collectively, the “Existing Note Offers”);

provided, that (i) Copper shall be responsible for preparation of any necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and all other related documents in connection with such Existing Notes Offer (the “Existing Notes Offer Documents”), (ii) Steel shall, and shall use its reasonable best efforts to cause its Representatives to, in each case, provide all cooperation reasonably requested by Copper in connection with the Existing Note Offers, (iii) Copper shall (x) consult with Steel and afford Steel a reasonable opportunity to review and comment on the Existing Notes Offer Documents and (y) give reasonable and good faith consideration to the comments, if any, raised by Steel and (iv) Copper shall be responsible for the payment of all fees and expenses in connection with such Existing Note Offers. The terms and conditions mutually determined by Copper and Steel for any Existing Note Offer shall be in compliance with the applicable Existing Copper Indenture and any applicable Laws, including applicable SEC rules and regulations. The closing of an Existing Note Offer, if any, shall be expressly conditioned on the occurrence of the Closing Effective Time or such other time as both Copper and Steel may mutually determine and, in accordance with the terms of the applicable Existing Note Offer, Copper shall accept for purchase, and purchase, the Existing Copper Notes validly tendered and not validly withdrawn in any such Existing Note Offer, subject to the satisfaction of the applicable conditions thereof.

(c) During the period from the date of this Agreement to the Closing Effective Time, Steel or Copper may choose to replace, renew or refinance their respective notes (each a “Note Refinancing”); provided, that (i) each party shall be responsible for preparation of any necessary registration statement, offering document, indenture and all other related documents in connection with such party’s Note Refinancing (the “Note Refinancing Documents”), (ii) Copper and Steel shall each, and shall each use its reasonable best efforts to cause its Representatives to, in each case, provide all cooperation reasonably requested by the other party in connection with the Note Refinancing, (iii) each of Copper and Steel shall (x) consult with the other party, as applicable, and afford such party a reasonable opportunity to review and comment on the Note Refinancing Documents and (y) give reasonable and good faith consideration to the comments, if any, raised by such party and (iv) each party shall be responsible for the payment of all fees and expenses in connection with their respective Note Refinancing. The terms and conditions for any Note Refinancing shall be in compliance with the applicable Existing Copper Indentures or Existing Steel Indentures, as applicable, and any applicable Laws, including applicable SEC rules and regulations.

(d) Notwithstanding anything contained in this Agreement to the contrary, each of Copper and Steel expressly acknowledge and agree that neither Copper’s or Steel’s obligations hereunder are conditioned in any manner upon Copper making on consummating a successful Existing Note Offer or Consent Solicitation.

ARTICLE VIII

ADDITIONAL AGREEMENTS

SECTION 8.1 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Steel Stockholders Meeting. (a) As soon as practicable following the date of this Agreement, Steel shall prepare and cause HoldCo to file with the SEC the Form S-4, in which the Proxy Statement/Prospectus shall be included as a prospectus. Copper and Steel shall cooperate fully with each other in the preparation of the Form S-4 and the Proxy Statement/Prospectus and shall furnish each other with all information reasonably requested by the other for inclusion therein. Copper and Steel shall each be (or shall cause one or more of their respective Subsidiaries to be) responsible for the payment of fifty percent (50%) of all fees and expenses in connection with the preparation of the Form S-4, and any and all amendments and supplements thereto, and its filing with the SEC and the mailing of the Proxy Statement/Prospectus. Each of Copper, Steel and HoldCo shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective so long as necessary to consummate the Mergers. Steel and HoldCo shall, as promptly as practicable after receipt thereof, provide to Copper copies of any written comments and advise Copper of any oral comments, with respect to the Proxy Statement/Prospectus received from the SEC, and coordinate on the preparation of written responses with respect thereto. Copper and Steel shall cooperate and each have a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both Copper and Steel, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a Steel Recommendation Change.

(b) Copper, on behalf of HoldCo, shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Copper’s unitholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Steel shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Steel’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise each other party promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Closing Effective Time any information relating to Copper, Steel, HoldCo or any of their respective Affiliates, officers or directors, should be discovered by Copper, Steel or HoldCo that should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Steel. The foregoing actions are subject to compliance with Applicable Law and the other terms of this Agreement.

(c) Steel shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold, a meeting of its stockholders (the “Steel Stockholders Meeting”) in accordance with the DGCL for the purpose of obtaining the Steel Stockholder Approval and shall, subject to the provisions of Section 7.2(b), through the Steel Board, recommend to its stockholders the adoption of this Agreement. Steel may only postpone or adjourn the Steel Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Steel Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Steel has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Steel prior to the Steel Stockholders Meeting; provided, however, that Steel shall postpone or adjourn the Steel Stockholders Meeting up to two (2) times for up to thirty days each time upon the mutual decision of Steel and Copper, each acting reasonably.

(d) Steel shall use reasonable best efforts to hold the Steel Stockholders Meeting as soon as reasonably practicable after the date of this Agreement.

(e) The only matters to be voted upon at the Steel Stockholders Meeting are (i) the Steel Merger, (ii) compensatory arrangements between Steel and its executive officers relating to the Steel Merger (on a non-binding, advisory basis) (iii) any adjournment or postponement of the Steel Stockholders Meeting, and (iv) any other matters (I) as are required by Applicable Law or (II) mutually agreed by Steel and Copper, of the type customarily brought before a meeting of stockholders in connection with approval of this Agreement and the transactions contemplated by this Agreement.

SECTION 8.2 Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, each of Copper and Steel shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Closing Effective Time, to all their respective properties, facilities, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of such party) (provided, further, that, unless by prior mutual written consent of Copper and Steel, which shall not be unreasonably withheld, no invasive testing or sampling of environmental media or building materials may be conducted), and during such period, each of Copper and Steel shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request; provided, that the foregoing shall not require Steel or Copper to disclose any information pursuant to this Section 8.2 to the extent that (i) such disclosure contravenes any Applicable Law or order, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided, further, that, with respect to the foregoing clauses (i) through (iii), Steel or Copper, as applicable, shall use its commercially reasonable efforts to (A) obtain the required consent of any third party necessary to provide such disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (C) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 8.2 shall affect any representation or warranty given by the other party hereto. Each of Copper and Steel shall hold, and shall cause its respective controlled Affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

SECTION 8.3 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the HSR Act and any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter (the “Required Consents”) prior to the Closing Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) except insofar as Copper and Steel may otherwise agree, the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (v) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Mergers. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date of this Agreement, (ii) appropriate filings, if any are required, pursuant to any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter as promptly as practicable and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to laws by such authorities, including Antitrust Laws, such as a “Second Request” under the HSR Act, and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act and any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter and the receipt of the Required Consents as soon as practicable. In furtherance and not in limitation of the foregoing, the parties shall use its reasonable best efforts to certify substantial compliance with any “Second Request” pursuant to the HSR Act as promptly as practicable, but in no event later than 6 months from the date of signing.

(b) The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter prior to their submission. Each of the parties shall (i) promptly notify the other party of any communication, inquiry or investigation received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any material or substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Mergers unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein, and (iii) promptly furnish the other party with copies of all material or substantive correspondence, filings and written communications between them and their Affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Mergers in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii), provided, that materials furnished pursuant to this Section 8.3(b) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the last sentence of this Section 8.3(c), the parties shall jointly develop, and each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, with respect to (i) the strategy, timing and form for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, or execution of any remedy required by, any Governmental Entity that has authority to enforce the HSR Act or any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter or any other Applicable Law related to any other Required Consent (including directing the timing, nature and substance of all such responses, including any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with the subject matter of this Section 8.3), and (ii) the defense and settlement of any Action brought by or before any Governmental Entity that has authority to enforce the HSR Act or any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter; provided, however, that in the event of any disagreement between the parties with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel (or equivalent) of Copper and the General Counsel (or equivalent) of Steel shall seek to resolve such disagreement reasonably and in good faith; provided, that if the General Counsels (or such equivalents) of the parties cannot resolve any such disagreement, the Chief Financial Officer of Copper and the Chief Financial Officer of Steel shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the Chief Financial Officers of the parties cannot resolve any such disagreement, the Chief Executive Officer of Copper and the Chief Executive Officer of Steel shall resolve such disagreement reasonably and in good faith.

SECTION 8.4 Indemnification, Exculpation and Insurance. (a) From and after the Closing Effective Time, HoldCo shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Closing Effective Time, a director or officer of Copper or the Copper General Partner or Steel or any of their Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Closing Effective Time, serving at the request of Copper or Steel, as applicable, or any of their respective Subsidiaries as a director or officer of another Person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Copper or the Copper General Partner or Steel, as applicable, or any of their respective Subsidiaries or is or was serving at the request of Copper or Steel, as applicable, or any of their respective Subsidiaries as a director, officer or employee of another Person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring prior to the Closing Effective Time, whether asserted or claimed prior to, at or after the Closing Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by Copper pursuant to the Copper Partnership Agreement or the governing or organizational documents of any Subsidiary of Copper or the Copper General Partner, or by Steel pursuant to the Steel Certificate of Incorporation, the By-laws of Steel or the governing organizational documents of any Subsidiary of Steel, as applicable, or any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, Action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, Action, suit or proceeding from HoldCo to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by Copper pursuant to the Copper Partnership Agreement or the governing or organizational documents of any Subsidiary of Copper or the Copper General Partner, or by Steel pursuant to the Steel Certificate of Incorporation, the By-laws of Steel or the governing or organizational documents of any Subsidiary of Steel, as applicable, and any indemnification agreements in existence as of the date of this Agreement; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Copper Partnership Agreement or the Certificate of Incorporation or By-laws of the Copper General Partner, or the Steel Certificate of Incorporation or the By-laws of Steel, as applicable, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and (ii) HoldCo shall, and shall cause its Subsidiaries to, cooperate in the defense of any such matter. In the event that HoldCo or Copper Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, HoldCo or Copper Surviving Entity, as applicable, shall cause proper provision to be made so that the successors and assigns of HoldCo or Copper Surviving Entity, as applicable, assume the obligations set forth in this Section 8.4.

(b) For a period of six (6) years from and after the Closing Effective Time, HoldCo shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Copper or Steel or any of their Subsidiaries or provide substitute polices for not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Closing Effective Time, except that in no event shall HoldCo be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of Copper in respect of any one policy year more than 300% of the annual premium payable by Copper for such insurance for the prior twelve (12) months (the “Copper Maximum Amount”), and if HoldCo is unable to obtain the insurance required by this Section 8.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Copper Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, Copper may obtain at or prior to the Closing Effective Time a six-year “tail” policy under Copper’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an aggregate amount that does not exceed the Copper Maximum Amount, or (ii) of Steel in respect of any one policy year more than 300% of the annual premium payable by Steel for such insurance for the prior twelve (12) months (the “Steel Maximum Amount”), and if HoldCo is unable to obtain the insurance required by this Section 8.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Steel Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, Steel may obtain at or prior to the Closing Effective Time a six-year “tail” policy under Steel’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an aggregate amount that does not exceed the Steel Maximum Amount.

(c) The provisions of this Section 8.4 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 8.5 Fees and Expenses. Except as set forth in this Section 8.5, Section 7.5, Section 8.1 and in Section 10.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that each of Copper and Steel shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with the filings of the premerger notification and report forms under the HSR Act and any filings under other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter.

SECTION 8.6 Public Announcements. Copper and Steel shall consult with each other before directly or indirectly issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not directly or indirectly issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release or public statement as may be required by Applicable Law or any listing agreement with any national securities exchange may be issued without the other party’s consent if the party making the release or statement has used its reasonable best efforts to consult with the other party and (b) the first sentence of this Section 8.6 shall not apply (i) with respect to a Steel Recommendation Change (or any responses thereto) or any communication permitted pursuant to Section 7.2(d), (ii) to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement, (iii) in respect of any such content that has been previously consented to by the other party, or otherwise exempted from this Section 8.6, to the extent replicated in whole or in party in any subsequent press release or other announcement, and (iv) to any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, or to internal announcements to employees, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 8.6 and do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby.

SECTION 8.7 Agreed Exchange Listing; Deregistration. Steel, with cooperation from Copper, shall use reasonable best efforts to cause the HoldCo Common Stock issuable under Article III to be approved for listing on the Agreed Exchange, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date. Each of Steel and Copper shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary to enable the deregistration of the Steel Common Stock and Copper Units under the Exchange Act as promptly as practicable after the Closing Date (and in no event no more than ten (10) days after the Closing Date).

SECTION 8.8 Tax Matters.

(a) Tax Treatment. For United States federal income Tax purposes, the parties intend that (i) the Steel Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (and not Section 368(a)(1)(F) of the Code) with respect to which the holders of Steel Common Stock shall not recognize any gain or loss in the exchange of shares of Steel Common Stock for shares of HoldCo Common Stock and cash in lieu of fractional shares, other than with respect to the receipt of cash in lieu of fractional shares and potentially under Section 897 of the Code, and accordingly, Steel shall not be required to recognize a material amount of gain as a result of the Steel Merger (the “Steel Tax Treatment”), (ii) (A) the Copper First Merger taken together with the Steel Merger will qualify as an “interest over” exchange of Copper Units for shares of HoldCo Common Stock and cash in lieu of fractional shares, in accordance with the principles of Revenue Ruling 84-111, 1984-2 C.B. 88, Situation 3, in a transaction governed by Section 351 of the Code with respect to which such holders of Copper Units shall recognize no gain except with respect to such cash in lieu of fractional shares and potentially under Section 357(c) of the Code, Section 864(c)(8), and/or Section 897 of the Code and (B) the Copper Second Merger shall be treated as a distribution in liquidation of Copper pursuant to Section 731 of the Code (clause (A) and clause (B), collectively, the “Copper Tax Treatment”), and (iii) by virtue of the Mergers and related consequences under the relevant governing documentation and/or any Safe Harbored Consent Solicitation, the Tax Indebtedness will not undergo a “significant modification” within the meaning of Treasury Regulations Section 1.1001-3 (the “Debt Tax Treatment”).

(b) Tax Actions and Reporting. Each of Copper and Steel shall and shall cause their respective Subsidiaries and Affiliates to use reasonable best efforts to (a) cause the Steel Merger to qualify for the Steel Tax Treatment, (b) cause the Copper Mergers to qualify for the Copper Tax Treatment, and (c) deliver or cause to be delivered officers’ certificates containing all reasonably requested representations in connection with the delivery of any Tax opinions of counsel, whether or not required in connection with any public document. The parties shall report the Mergers in a manner consistent with the Steel Tax Treatment and the Copper Tax Treatment except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. From and after the date hereof through the Closing, and following the Closing, neither Steel nor Copper shall take or knowingly fail to take any action (and shall cause their Subsidiaries and Affiliates not to take or knowingly fail to take any action) that prevents or impedes, or could reasonably be expected to prevent or impede, the transactions from qualifying for the Steel Tax Treatment or the Copper Tax Treatment.

(c) Preparation of Tax Returns. HoldCo shall timely prepare or cause to be timely prepared the U.S. federal and applicable state and local income Tax Returns, the income shown on which is required to be included on Tax Returns of the unitholders of Copper on a “pass-through” basis, for the taxable year of Copper ending on the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the past practice of Copper and its Subsidiaries in filing such Tax Returns, except to the extent otherwise required by Applicable Law. No later than forty-five (45) days prior to filing such Tax Returns (or, if such Tax Return is due, taking into account extensions, within ninety (90) days of the Closing Date, as soon as reasonably practicable prior to the due date thereof), HoldCo shall deliver copies of such Tax Returns to those directors of the HoldCo Board designated by Copper for their review and comment, and HoldCo shall reflect any reasonable comments received from such directors (which comments shall be provided collectively by such directors based on the decision of a majority of such directors) in writing at least ten (10) days prior to the due date (taking into account extensions) of such Tax Returns. The parties shall file all Tax Returns consistent with the Steel Tax Treatment, the Copper Tax Treatment, and the Debt Tax Treatment, and not take any position, absent a “determination,” within the meaning of Section 1313(a) of the Code, to the contrary.

SECTION 8.9 Takeover Statutes. If any Takeover Law or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such Takeover Law on the transactions contemplated hereby.

SECTION 8.10 Employee Benefits. (a) The following provisions shall apply with respect to the compensation and benefits to be provided to Employees who remain employed following the Closing Effective Time:

(i) From and after the Closing Effective Time, HoldCo shall assume and honor in accordance with their terms (including terms relating to the amendment or termination thereof) all Copper Benefit Plans and Steel Benefit Plans (including, and in accordance with the terms thereof, the plans identified on

Section 8.10(a)(i) of the Copper Disclosure Letter and Section 8.10(a)(i) of the Steel Disclosure Letter). For all purposes under the employee benefit plans of HoldCo and its Affiliates providing benefits to any current or former employee of Copper or Steel or any of their respective Affiliates (collectively, the “Employees”) after the Closing Effective Time (the “New Plans”), and subject to Applicable Law and obligations under applicable Labor Agreements, each Employee shall be credited with his or her years of service with Copper or Steel or any of their respective Affiliates, as the case may be, before the Closing Effective Time, to the same extent and for the same purpose as such Employee was entitled, before the Closing Effective Time, to credit for such service under any similar Copper Benefit Plans or Steel Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits and except with respect to defined benefit pension plans and equity-based or other incentive compensation. In addition, and without limiting the generality of the foregoing, and subject to Applicable Law and obligations under applicable Labor Agreements, and subject to commercially reasonable efforts: (i) each Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Copper Benefit Plan or Steel Benefit Plan, as applicable, in which such Employee participated immediately before the Closing Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Employee, HoldCo shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, and HoldCo shall use commercially reasonable efforts to cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or Applicable Law.

(ii) Without limiting the generality of clause (i), above, except as otherwise expressly set forth herein, and subject to Applicable Law and any obligations under any Labor Agreement, Copper and Steel agree that, during any Employee’s period of employment with HoldCo or its Subsidiaries following the Closing Effective Time and for the period beginning at the Closing Effective Time and ending on the twelve (12) month anniversary of the Closing Effective Time, (1) the base salaries or wage rates of the Employees shall not be reduced, from those in effect as of immediately prior to the Closing Effective Time, (2) the target incentive compensation opportunities (including equity-based incentives) of the Employees shall not be reduced from those in effect as of immediately prior to the Closing Effective Time, (3) (I) each Copper Employee shall be provided employee benefits (excluding defined benefit plans, nonqualified deferred compensation plans and retiree welfare plans (“Excluded Benefits”)) that are substantially similar in the aggregate to either those provided to such Copper Employee immediately before the Closing Effective Time or those provided from time to time to similarly situated Steel Employees, and (II) each Steel Employee shall be provided employee benefits (excluding the Excluded Benefits) that are substantially similar in the aggregate to either those provided to such Steel Employee immediately before the Closing Effective Time or those provided from time to time to similarly situated Copper Employees, and (4) any Employee who experiences a qualifying termination of employment by HoldCo shall be eligible to receive the severance payments and benefits set forth on Section 8.10(a)(ii) of the Copper Disclosure Letter or the Steel Disclosure Letter, as the case may be, on the terms set forth therein.

(b) It is acknowledged and agreed that the consummation of the transactions contemplated by this Agreement will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the compensation and benefits arrangements identified on Section 8.10(b) of the Copper Disclosure Letter or the Steel Disclosure Letter, as the case may be.

(c) Nothing contained in this Section 8.10 shall (i) be construed to establish, amend, or modify any Copper Benefit Plan, Steel Benefit Plan, or other benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of HoldCo, Copper or Steel or any of their Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any Person (including any Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with HoldCo, Copper or Steel or any of their Subsidiaries, or any of their respective Affiliates, or (iv) limit the right of HoldCo, Copper or Steel (or any of their Subsidiaries) to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

SECTION 8.11 Section 16(b). HoldCo, Copper and Steel shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of Equity Securities of Copper or Steel (including derivative securities) or acquisitions of Equity Securities of HoldCo (including derivative securities) in connection herewith by any individual who (a) is a director or officer of Copper or the Copper General Partner or of Steel or (b) at the Closing Effective Time, will become a director or officer of HoldCo or otherwise subject to the reporting requirements of Section 16 of the Exchange Act, in each case, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 8.12 Certain Litigation. Each party shall promptly advise the other party of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any unitholders or stockholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the transactions contemplated hereby, and shall keep the other party reasonably informed regarding any such litigation. Such party shall give the other party the opportunity to participate in (but not control) the defense or settlement of any such unitholder or stockholder litigation, and no such settlement shall be agreed to without the other party’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 8.13 Pre-Merger Special Dividend. On the date that is one (1) Business Day prior to the Closing Date, the Steel Board shall, subject to Applicable Law and the Steel Certificate of Incorporation and the By-laws of Steel, declare a special cash dividend per share of Steel Common Stock (any such dividend, the “Pre-Merger Special Dividend”), and set the record date and payment date for such Pre-Merger Special Dividend; provided, that the record date for such Pre-Merger Special Dividend shall be one (1) Business Day immediately prior to the Closing Date; provided, further, that the payment of the Pre-Merger Special Dividend shall be contingent on the consummation of the Mergers. The amount of the Pre-Merger Special Dividend per share of Steel Common Stock shall be an amount equal to (A) $1.00 plus (B) the product (rounded up to the nearest whole cent) of (i) the Steel Exchange Ratio and (ii) the aggregate amount of distributions per unit declared or paid by Copper with respect to a Copper Unit with a record date following the date of this Agreement and prior to the Closing Effective Time (subject to (i) customary adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event following the date of this Agreement and (ii) any adjustment required pursuant to Section 3.3).

ARTICLE IX

CONDITIONS PRECEDENT

SECTION 9.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver in whole or in part, (to the extent permitted by Applicable Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Steel Stockholder Approval shall have been obtained.

(b) Antitrust Laws. The waiting period (and any extension thereof or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission or the U.S. Department of Justice, as applicable) applicable to the Mergers under the HSR Act shall have been terminated or expired, and the waiting period (and any extension thereof or any timing agreements, understandings or commitments obtained by request or other action of an Governmental Entity, as applicable) or any consents, authorizations or approvals applicable to the Mergers under any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter shall have been terminated, expired or obtained.

(c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Steel Merger, the Copper Mergers or the Pre-Merger Special Dividend.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Proxy Statement/Prospectus by Steel to its stockholders and Copper to its unitholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

(e) Agreed Exchange Listing. The shares of HoldCo Common Stock issuable to the unitholders of Copper and the stockholders of Steel as contemplated by Article III shall have been approved for listing on the Agreed Exchange, subject to official notice of issuance.

SECTION 9.2 Conditions to Obligations of Copper. The obligation of Copper to effect the Copper Mergers is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Steel contained in Section 4.3(a) (Capitalization) and Section 4.3(b) (No Other Equity Securities) shall be true and correct as of the Closing Date as though made on the Closing Date (except that to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded; (ii) the representations and warranties of Steel contained in Section 4.1 (Organization, Standing and Corporation Power) (excluding the final sentence thereof), Section 4.2(a) (Corporate Authority), Section 4.3(c) (Agreements with Respect to Steel Equity Securities), Section 4.13 (Voting Requirements), Section 4.21 (Opinion of Financial Advisor) and Section 4.22 (Brokers) and the representations and warranties of HoldCo and Copper Merger Sub contained in Article VI (x) that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date) and (y) that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); (iii) the representations and warranties of Steel contained in Section 4.7(b) (No Material Adverse Effect) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iv) each of the representations and warranties of Steel contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) through (iii)) (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Steel.

(b) Performance of Obligations of Steel. Steel shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Copper shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Steel to the effect that the conditions set forth in Sections 9.2(a) and 9.2(b) have been satisfied.

SECTION 9.3 Conditions to Obligations of Steel. The obligation of Steel to effect the Steel Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Copper contained in Section 5.3(a) (Capitalization) and Section 5.3(b) (No Other Equity Securities) shall be true and correct as of the Closing Date as though made on the Closing Date (except that to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded; (ii) the representations and warranties of Copper contained in Section 5.1 (Organization, Standing and Corporation Power) (excluding the final sentence thereof), Section 5.2(a) (Corporate Authority), Section 5.3(c) (Agreements with Respect to Copper Equity Securities), Section 5.13 (Voting Requirements), Section 5.21 (Opinion of Financial Advisor) and Section 5.22 (Brokers) (x) that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date) and (y) that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); (iii) the representations and warranties of Copper contained in Section 5.7(b) (No Material Adverse Effect) shall be true and correct as of the Closing Date as though made on the Closing Date, and (iv) each of the representations and warranties of Copper contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) through (iii)) (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Copper.

(b) Performance of Obligations of Copper. Copper shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Steel shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Copper to the effect that the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied.

(d) Pre-Merger Special Dividend. The Pre-Merger Special Dividend shall have been declared by the Steel Board.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.1 Termination. This Agreement may be terminated at any time prior to the Closing Effective Time, and (except in the case of Section 10.1(e)) whether before or after the Steel Stockholder Approval:

(a) by mutual written consent of Copper and Steel;

(b) by either Copper or Steel:

(i) if the Mergers shall not have been consummated by November 2, 2024 (the “Outside Date”); provided, that if the Closing shall not have occurred by the Outside Date but on that date any of the conditions set forth in Section 9.1(b), Section 9.1(c) (solely as it relates to the HSR Act or any other Antitrust Laws set forth on Section 5.2(c)(A) of the Copper Disclosure Letter and Section 4.2(c)(A) of the Steel Disclosure Letter) shall not be satisfied but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing), then the Outside Date shall automatically be extended up to two (2) times, each time for a period of six (6) months; and provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time; provided, further, that if any condition set forth in Section 9.1(a) or Section 9.1(b) shall not have been satisfied by the Outside Date as a result of a Government Shutdown, the Outside Date shall be extended on a day-for-day basis for each calendar day that any such condition is not satisfied as a result of such Government Shutdown;

(ii) if the Steel Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Steel Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if any Restraint having any of the effects set forth in Section 9.1(c) shall be in effect and shall have become final and nonappealable, provided, that the party seeking to terminate this Agreement pursuant to this Section 10.1(b)(iii) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint;

(c) by Copper (provided, that Copper is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Steel shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 9.2(a) or 9.2(b) and (ii) is incapable of being cured by Steel or is not cured within 30 days of written notice thereof;

(d) by Steel (provided, that Steel is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Copper shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 9.3(a) or 9.3(b) and (ii) is incapable of being cured by Copper or is not cured within 30 days of written notice thereof; and

(e) by Copper, at any time prior to the Steel Stockholders Meeting, if a Copper Triggering Event shall have occurred.

SECTION 10.2 Effect of Termination. (a) In the event of termination of this Agreement as provided in Section 10.1, and subject to the provisions of Section 11.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 10.2, the last sentence of Section 8.2, Section 8.5 and Article XI shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

(b) If this Agreement is terminated (i) by Copper pursuant to Section 10.1(e); provided, that if either Copper or Steel terminate this Agreement pursuant to Section 10.1(b)(ii) at a time when Copper would have been entitled to terminate this Agreement pursuant to Section 10.1(e), this Agreement shall be deemed terminated pursuant to Section 10.1(e) for purposes of this Section 10.2(b), (ii) by Copper or Steel pursuant to Section 10.1(b)(ii) or by Copper pursuant to Section 10.1(c) and there shall have been made to Steel, or shall have been made directly to the stockholders of Steel generally or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Steel Alternative Transaction (a “Steel Qualifying Transaction”), which shall not have been withdrawn on or prior to the tenth (10th) Business Day prior to the Steel Stockholders Meeting or (iii) by Copper or Steel pursuant to Section 10.1(b)(i) because the Mergers have not been consummated at or prior to the Outside Date (as it may be extended) and at or prior to the time of such termination there shall have been made to Steel, or shall have been made directly to the stockholders of Steel generally or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Steel Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), in each case set forth above, and, in the case of clauses (b)(ii) and (b)(iii), if within 12 months of termination of this Agreement (A) Steel or its Subsidiaries enters into a definitive agreement with any Steel Third Party with respect to a Steel Qualifying Transaction or (B) any Steel Qualifying Transaction is consummated, then Steel shall pay to Copper, not later than (x) in the case of clauses (b)(i), the date of termination of this Agreement and (y) in the case of clauses (b)(ii) and (b)(iii), one (1) Business Day after the earlier of the date the agreement referred to in clause (A) is entered into or the Steel Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $63,200,000 (the “Termination Fee”); provided, that for the purpose of the definition of Steel Qualifying Transaction, the term Steel Alternative Transaction shall have the meaning assigned to the term in Section 7.2, except that all references to 20% shall be deemed 80%.

(c) The Termination Fee payable under Section 10.2(b) shall be payable in immediately available funds no later than the applicable date set forth in Section 10.2(b). If Steel fails to promptly pay to Copper any fee due under such Section 10.2(b), Steel shall pay the costs and expenses (including legal fees and expenses) in connection with any Action, including the filing of any lawsuit or other legal action, taken to collect payment.

(d) Copper agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with a Willful Breach hereunder), (i) in the event that any Termination Fee is paid to Copper in accordance with this Section 10.2, the payment of such Termination Fee shall be the sole and exclusive remedy of Copper, its Subsidiaries, stockholders, unitholders, Affiliates, officers, directors, employees and Representatives against Steel or any of its Representatives or Affiliates for, and (ii) in no event will Copper or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or Actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee in accordance with this Section 10.2, neither Steel nor any of its Affiliates or Representatives shall have any further liability or obligation to Copper relating to or arising out of this Agreement or the transactions contemplated hereby.

SECTION 10.3 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Steel Stockholder Approval; provided, however, that after any such approval, there may not be, without further approval of the stockholders of Steel, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Steel Common Stock hereunder or that by law otherwise expressly requires the further approval of the stockholders of Steel. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by each of the Copper Board and Steel Board or a duly authorized committee thereof.

SECTION 10.4 Extension; Waiver. At any time prior to the Closing Effective Time, a party hereto may, subject to the proviso of Section 10.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Copper or Steel shall require the approval of the unitholders of Copper or stockholders of Steel, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 10.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing Effective Time. This Section 11.1 shall not limit Section 10.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Closing Effective Time.

SECTION 11.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Copper, to:

Cedar Fair, L.P.

8701 Red Oak Blvd.

Charlotte, North Carolina 28217

Attention: Brian Nurse, Chief Legal Officer

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Michael J. Aiello
Matthew J. Gilroy
Email:	michael.aiello@weil.com
matthew.gilroy@weil.com

and

Squire Patton Boggs (US) LLP

1000 Key Tower

127 Public Square

Cleveland, Ohio 44113

Attention:	Cipriano S. Beredo
Email:	cipriano.beredo@squirepb.com

(b)	if to Steel, to:

Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

Attention:	Legal Department

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10001

Attention:	Sarkis Jebejian, P.C.
Allison M. Wein, P.C.
Emily Lichtenheld
Email:	sarkis.jebejian@kirkland.com
allie.wein@kirkland.com
emily.lichtenheld@kirkland.com

SECTION 11.3 Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person;

(b) “Agreed Exchange” means the New York Stock Exchange or such other stock exchange as Copper and Steel mutually determine prior to Closing;

(c) “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York, Sandusky, Ohio or Arlington, Texas are authorized by Applicable Law to be closed;

(d) “Cash-Settled Copper Deferred Unit” means a Copper Deferred Unit the terms of which provide for settlement in cash;

(e) “Code” means the United States Internal Revenue Code of 1986, as amended;

(f) “Commitment Letter” means, the financing commitment letter, dated as of the date hereof, among Steel, Copper, HoldCo and the financial institutions identified therein including all exhibits, schedules, annexes and amendments to such letter, as amended, supplemented or otherwise modified from time to time in compliance with Section 7.4(i);

(g) “Compliant” means, with respect to the Required Information, that (a) such financial information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact regarding Steel or Copper, as applicable, necessary in order to make such financial information, in light of the circumstances under which the statements contained in the financial information are made, not misleading; provided, that the availability of financial information of the business of Steel or Copper, as applicable, including any “flash” numbers, prior to the time that the Required Information would become not Compliant for periods subsequent to the latest quarterly or annual period for which financial information is included in the Required Information, shall not, by virtue of such availability, render such previously delivered Required Information not Compliant, (b) such financial information is compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1 to be declared effective by the Securities and Exchange Commission by a non-reporting company (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities), and (c) the independent registered public accountants of Steel or Copper, as applicable, have consented to or otherwise authorized the use of their audit opinions related to any audited financial information and have confirmed they are prepared to issue customary comfort letters upon the “pricing” of the debt securities included in the Debt Financing or any Additional Debt Financing (subject to the completion by such accountants of customary procedures relating thereto);

(h) “Confidentiality Agreement” means that certain confidentiality agreement set forth on Section 11.3(a) of the Steel Disclosure Letter;

(i) “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(j) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

(k) “Copper Benefit Plan” means “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employee, individual service provider or director benefit plan supplemental retirement, deferred compensation, employment, individual consulting, service, collective bargaining, bonus, incentive compensation, stock purchase, employee stock ownership, equity, equity-based or cash incentive, severance, separation, termination, change in control, transaction, retention, “stay,” Tax gross-up, employee loan, health, welfare, retiree medical or life insurance, educational, employee assistance, paid time off, fringe benefit, restrictive covenant agreement, and each other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, individual or broad-based in each case that is or has been sponsored, maintained or contributed to by Copper or any of its Subsidiaries or under which Copper or any of its Subsidiaries is obligated to sponsor, maintain or contribute to or with respect to which Copper or any of its Subsidiaries has any actual or contingent liability or has any liability or obligation, but excluding any Multiemployer Plan;

(l) “Copper Deferred Units” means Copper Units; subject to deferred settlement terms, granted under the Copper Equity Plan;

(m) “Copper Equity Plan” means the Copper 2016 Omnibus Incentive Plan, as in effect on the date hereof;

(n) “Copper General Partner” has the meaning set forth in the Recitals to this Agreement;

(o) “Copper IT Systems” means all information technology, computer systems and communications systems, computers, hardware, Software, databases, websites, and other equipment owned, operated, leased or licensed by Copper or any of its Subsidiaries used to process, store, maintain, or operate data, information or functions used in connection with or in the operation of Copper’s and its Subsidiaries’ businesses;

(p) “Copper Labor Agreement” means any collective bargaining agreements, works council agreement, union contract or similar labor agreements in effect with any Copper Labor Organizations that cover any employees of Copper or any of its Subsidiaries or to which Copper or any of its Subsidiaries is a party or otherwise bound;

(q) “Copper Licensed IP” means all Intellectual Property that is used, practiced or held for use or practice by Copper or any of its Subsidiaries, except for any Copper Owned IP;

(r) “Copper Owned IP” means all Intellectual Property owned or purported to be owned by Copper or any of its Subsidiaries, including the Copper Registered IP and Copper Software;

(s) “Copper Performance Units” means Copper Units that are subject to specified performance-based targets vesting conditions, granted under the Copper Equity Plan;

(t) “Copper Phantom Units” means phantom unit awards denominated in Copper Units that are subject to time- or service-based vesting conditions, granted under the Copper Equity Plan;

(u) “Copper Restricted Units” means restricted Copper Units subject to time or service-based vesting conditions, granted under the Copper Equity Plan;

(v) “Copper Software” means all Software owned or purported to be owned by, or developed for or on behalf of, Copper or any of its Subsidiaries;

(w) “Copper Triggering Event” shall be deemed to have occurred if: (i) the Steel Board or any committee thereof shall have made a Steel Recommendation Change; (ii) Steel shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Steel Board in favor of this Agreement; (iii) the Steel Board fails to publicly reaffirm its approval of this Agreement and the Steel Merger, within five (5) Business Days (or, if earlier, prior to the date of the Steel Stockholders Meeting) after Copper requests in writing that such approval be reaffirmed publicly following the public announcement of any Steel Alternative Transaction; provided, that Copper shall not be entitled to make such written request, and the Steel Board shall not be required to make such reaffirmation, more than once with respect to any particular Steel Alternative Transaction; or (iv) a tender or exchange offer relating to shares of Steel Common Stock shall have been commenced and Steel shall not have sent to its securityholders, within five (5) Business Days after the commencement of such tender or exchange offer (or, if earlier, prior to the Steel Stockholders Meeting), a statement disclosing that Steel recommends rejection of such tender or exchange offer and reaffirming its approval of this Agreement, the Merger;

(x) “COVID-19” means SARS-Co V-2 or COVID-19, any evolutions, variants or mutations thereof or related or associated epidemics, pandemics, or disease outbreaks;

(y) “COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by, from time to time, any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable or advisable actions taken from time to time, in each case, in connection with or in response to COVID-19;

(z) “Debt Financing Sources” means any agent, arranger, bookrunner, lender, underwriter, initial purchaser, placement agent, trustee or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, the Debt Financing or any Additional Debt Financing, including the parties to any commitment letters (including the financial institutions identified in the Commitment Letter (and any joinder thereto)), engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto;

(aa) “Debt Letters” means the Commitment Letter and the Fee Letters;

(bb) “Deposit Agreement” means the Deposit Agreement, dated as of April 29, 1987, by and among the Copper General Partner, Copper and the Depositary, as amended from time to time;

(cc) “Depositary” means American Stock Transfer & Trust Company;

(dd) “Environmental Claim” means any and all administrative, regulatory or judicial Actions, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings, requests for information, orders or notices of noncompliance or violation (written or oral) by any Person (including any Governmental Entity), alleging potential liability (including potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release into the environment of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by Steel or any of its Subsidiaries (for purposes of Section 4.18) or by Copper or any of its Subsidiaries (for purposes of Section 5.18), (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or (iii) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials;

(ee) “Environmental Laws” means all federal, state, foreign and supranational and local laws, rules and regulations, including civil and common laws, relating to pollution, the environment (including ambient or indoor air, surface water, groundwater, land surface or subsurface strata) or protection of human health or safety as it relates to Hazardous Materials including laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

(ff) “Equity Securities” means, with respect to any Person, (i) any shares of capital or capital stock (including any ordinary shares) or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable or exercisable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person or any of its Subsidiaries;

(gg) “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(hh) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(ii) “Excluded Information” means any (i) pro forma financial statements (but excluding financial information relating to Steel or Copper, as applicable, reasonably necessary for the other party to prepare pro forma financial statements) or projections, other than the financial statements included in the Required Information, (ii) description of all or any portion of the Debt Financing or any Additional Debt Financing, including any “description of notes”, “plan of distribution” and other information customarily provided by Debt Financing Sources or their counsel or advisors, (iii) risk factors, projections or other forward-looking statements solely relating to all or any component of the Debt Financing, (iv) historical financial statements or other information required by Rules 3-05, 3-09, 3-10, 3-16, 13-01 (but other than financial data sufficient to enable disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A) or 13-02 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act or XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, financial information with respect to the Company on a non-combined or non-consolidated basis, financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2021 in the case of Copper or the fiscal year ended January 2, 2022 in the case of Steel, the effects of purchase accounting or any adjustments related thereto for any applicable transaction, any tax consideration disclosure, or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act or (v) any financial information or other information (other than the historical financial statements and other historical information expressly set forth in the definition of Required Information) that is not reasonably available to Steel or Copper, as applicable, under its current reporting systems, that Steel or Copper, as applicable, does not maintain in the ordinary course of business or that Steel or Copper, as applicable, is not reasonably able to produce without undue burden;

(jj) “Existing Copper Indentures” means, collectively, (i) the indenture, dated as of June 27, 2019, by and among Copper, Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee; (ii) indenture, dated as of October 7, 2020, by and among Copper, Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee; (iii) the indenture, dated as of April 13, 2017, by and among Copper, Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon Corporation, as trustee; and (iv) the indenture, dated as of April 27, 2020, by and among Copper, Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC, as issuers, the guarantors named therein, The Bank of New York Mellon, as trustee and notes US collateral agent and BNY Trust Company of Canada, as notes Canadian collateral agent (and each, a “Existing Copper Indenture”);

(kk) “Existing Copper Notes” means, collectively, (i) the 5.250% Senior Notes due 2029; (ii) the 6.500% Senior Notes due 2028; (iii) the 5.375% Senior Notes due 2027; and (iv) the 5.500% Senior Secured Notes due 2025, each issued by Copper, Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC, as co-issuers;

(ll) “Existing Steel Indentures” means, collectively, (i) the indenture, dated as of May 3, 2023, by and among Steel, as issuer, the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee; (ii) indenture, dated as of April 22, 2020, by and among Six Flags Theme Parks Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent; (iii) the indenture, dated as of April 13, 2017, by and among Steel, as issuer, the guarantors named therein and U.S. Bank National Association, as trustee; and (iv) the indenture, dated as of June 16, 2016, by and among Steel, as issuer, the guarantors named therein, U.S. Bank National Association, as trustee (and each, an “Existing Steel Indenture”);

(mm) “Fee Letters” means (i) the arranger fee letter, dated as of the date hereof, among Steel, Copper, HoldCo and the financial institutions identified therein including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, and as such letter may be amended, restated, amended and restated, supplemented or modified in accordance with the terms thereof on the date hereof and (ii) the structuring fee letter, dated as of the date hereof, among Steel, Copper, HoldCo and Goldman Sachs Bank USA including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, and as such letter may be amended, restated, amended and restated, supplemented or modified in accordance with the terms thereof on the date hereof;

(nn) “Fully Diluted Steel Share Count” shall mean the sum of (i) the aggregate number of issued and outstanding shares of Steel Common Stock (excluding shares of Steel Common Stock held in the treasury of Steel), plus (ii) the aggregate number of shares of Steel Common Stock underlying outstanding Steel Equity Awards, with the number of shares of Steel Common Stock underlying such Steel Equity Awards determined on a basis consistent with Section 3.1(d);

(oo) “Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations of certain United States federal government services provided by (a) the U.S. Federal Trade Commission and U.S. Department of Justice to review the transactions contemplated by this Agreement under the HSR Act or (b) the Corporate Finance Department of the SEC prior to the date of effectiveness of the Form S-4;

(pp) “Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation, per- or polyfluoroalkyl substances, noise and polychlorinated biphenyls, (ii) any materials, substances or wastes defined, characterized or otherwise classified as “hazardous,” “toxic,” “pollutants,” “contaminants,” or words of similar regulatory import, or for which liability or standards of conduct may be imposed under any Environmental Law and (iii) any other material, substance or waste, human exposure to which is now prohibited, limited or regulated under any Environmental Law due to its hazardous or deleterious characteristics in a jurisdiction in which Steel or any of its Subsidiaries operates (for purposes of Section 4.18) or in which Copper or any of its Subsidiaries operates (for purposes of Section 5.18);

(qq) “Intellectual Property” means any and all rights, title and interests in or relating to intellectual property, whether protected, created or arising under the Applicable Laws of the United States or any other jurisdiction, including all: (i) patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, substitutions, provisionals, renewals, extensions, and re-examinations thereof, and all rights to claim priority from any of the foregoing (collectively, “Patents”); (ii) trademarks, service marks, trade dress, logos, trade names, slogans, corporate names, trade styles, and other indicators of the commercial source or origin of a product or service, and general intangibles of a like nature, in each case, whether or not registered, and all registrations and applications to register, and renewals and extensions of, any of the foregoing, together with all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) Internet domain names and all social media accounts; (iv) copyrights and copyrightable works, and all database and design rights, whether or not registered or published, including all data collections, and “moral” rights, and all registrations and applications to register, and renewals, extensions and reversions of, any of the foregoing, and corresponding rights in works of authorship (collectively, “Copyrights”); (v) trade secret rights and corresponding rights in confidential information and other non-public or proprietary information (whether or not patentable or copyrightable), including Software (including source and object codes), computer programs, computer databases and related documentation and materials, data, documentation, technology, confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) (collectively, “Trade Secrets”); (vi) intellectual property rights arising from Software and technology; and (vii) rights of privacy and publicity; and (viii) any and all similar, corresponding or equivalent intellectual or proprietary rights arising under the Applicable Laws of any jurisdiction throughout the world or pursuant to any international convention;

(rr) “Knowledge” of any Person that is not a natural person means the knowledge of such Person’s Chief Executive Officer, Chief Financial Officer, General Counsel and head of human resources;

(ss) “Labor Agreements” means the Steel Labor Agreements and the Copper Labor Agreements;

(tt) “Material Adverse Effect” on Copper or Steel means any Effect that materially adversely affects the business, properties, financial condition or results of operations of Copper and its Subsidiaries, or Steel and its Subsidiaries, in each case taken as a whole, respectively, excluding any Effect to the extent that it results from or arises out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (ii) any failure, in and of itself, by Copper or Steel to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on Copper or Steel, respectively, if such facts or occurrences would not otherwise be excluded by another clause of this definition), (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or any of the other transactions contemplated by this Agreement, including, solely to the extent arising out of the forgoing, the impact thereof on the relationships, contractual or otherwise, of Copper or any of its Subsidiaries, or Steel and its Subsidiaries, respectively, with employees, customers, suppliers or partners (provided, that this clause (iii) shall not apply to any representation or warranty that is intended to address the consequences of the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement or with respect to any condition to Closing to the extent such condition relates to any such representation or warranty), (iv) any change, in and of itself, in the market price or trading volume of Copper’s or Steel’s, respectively, securities or credit ratings or Copper or Steel, respectively (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Copper or Steel, respectively, if such facts or occurrences would not otherwise be excluded by another clause of this definition), (v) any change in Applicable Law, regulation or GAAP (or authoritative interpretation thereof) (in each case, other than any Effect that affects either Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, other than any Effect that affects either Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (vii) any hurricane, tornado, flood, earthquake or other natural disaster or act of God, epidemic, pandemic or contagious disease outbreak (including COVID-19) or other similar force majeure events in the United States or any other country or region in the world (or any worsening of any of the foregoing), including, in each case, the response of Governmental Entities thereto (including COVID-19 Measures) (in each case, other than any Effect that affects either Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (viii) any action taken (or not taken) by Copper or any of its Subsidiaries, or Steel and its Subsidiaries, respectively, that is expressly required to be taken (or not to be taken) by this Agreement (other than in the case of Copper and its Subsidiaries, pursuant to the first sentence of Section 7.1(b), and in the case of Steel and its Subsidiaries, pursuant to the first sentence of Section 7.1(a)), (ix) any action taken by Copper or any of its Subsidiaries, or Steel and its Subsidiaries, respectively, at the express written request of the other party or with the other party’s written consent or (x) Effects that are the result of factors generally affecting the industry, markets or geographical areas in which such party and its Subsidiaries operate (in each case, other than any Effect that affects either Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Copper and its Subsidiaries or Steel and its Subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred);

(uu) “Multiemployer Plan” means any plan that is a “multiemployer plan”, as defined in Section 3(37) of ERISA;

(vv) “Multiple Employer Plan” means any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA;

(ww) “New Entity Organizational Documents” means the organizational documents of HoldCo and Copper Merger Sub;

(xx) “Permitted Liens” means all Liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Steel Filed SEC Documents or Copper Filed SEC Documents, as the case may be, together with the following (without duplication): (i) Liens imposed by law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue or delinquent or being contested in good faith by appropriate proceedings, if in each case adequate reserves with respect thereto are maintained on the books of Copper or Steel, as the case may be, in accordance with GAAP or such other Liens arising out of judgments or awards against Copper or Steel, as the case may be, with respect to which Copper or Steel, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of Copper or Steel, as the case may be, in accordance with GAAP, (ii) Liens for Taxes, assessments or other governmental charges not yet due and payable or delinquent which are being contested in good faith by appropriate proceedings diligently conducted, if in each case adequate reserves with respect thereto are maintained on the books of Copper or Steel, as the case may be, in accordance with GAAP, (iii) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (iv) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed on a current survey, or zoning or other restrictions as to the use or occupancy of the affected real property which do not, individually or in the aggregate materially adversely affect the value of the leased property or materially impair their continued use, occupancy or the operation of the business of the tenant, (v) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases of personal property entered into by Copper or Steel, as the case may be, in the ordinary course of business, (vi) leases, subleases, licenses and occupancy agreements by Copper or Steel, as the case may be, as landlord, sublandlord or licensor, (vii) non-exclusive licenses or sublicenses of Intellectual Property granted to customers or contractors in the ordinary course of business consistent with past practice, and (viii) with respect to the fee interest held by the third-party landlord of the leased real property, all Liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the fee interest held by the third-party landlord of the leased real property;

(yy) “Person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(zz) “Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person or household (including any current, prospective or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by Applicable Law or by Steel or any of its Subsidiaries or Copper or any of its Subsidiaries in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”);

(aaa) “Privacy Laws” means, regardless of jurisdiction (domestic or foreign), any and all Applicable Laws, legal requirements, self-regulatory guidelines and binding industry standards relating to the Processing of any Personal Information, security breach notification regarding Personal Information, the use of biometric identifiers or the use of Personal Information for marketing purposes;

(bbb) “Privacy Requirements” means all applicable Privacy Laws and all of the policies, notices and contractual obligations relating to the Processing of any Personal Information of Steel or any of its Subsidiaries or Copper or any of its Subsidiaries, as applicable;

(ccc) “Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information;

(ddd) “Release” means any release, spill, emission, leaking, injection, disposal, discharge, leaching, dumping, pumping, pouring, emptying or migration into the environment, including the ambient or indoor air, surface water, groundwater, land surface or subsurface strata;

(eee) “Reference Stock Price” means $35.09;

(fff) “Required Information” means (i) the Steel Financial Statements or Copper Financial Statements, as applicable, (ii) the unaudited condensed consolidated balance sheet of Steel or Copper, as applicable, as of the last date of each respective subsequent fiscal quarter, other than the fourth fiscal quarter in any fiscal year, ending after January 1, 2023, and at least forty (40) days prior to the Closing Date, and the related unaudited condensed consolidated statements of income and cash flows for the three months then ending and for the portion of the year to date reviewed by the independent auditor of Steel or Copper, as applicable, (iii) solely if the Closing Date shall not have occurred on or prior to February 14, 2024, audited consolidated financial statements of Steel or Copper, as applicable, consisting of the audited consolidated balance sheets and related consolidated statements of operations, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows as of the respective fiscal year for Steel or Copper, as applicable, (iv) to the extent reasonably requested by the other party or a Debt Financing Source, historical financial information and other information relating to the Steel or Copper, as applicable, reasonably necessary to permit the parties hereto to prepare a pro forma consolidated balance sheet and related pro forma statements of operations, and (v) to the extent reasonably requested by the other party or a Debt Financing Source, financial and other information regarding Copper or Steel, as applicable, of the type required in a registered offering pursuant to Regulation S-X and Regulation S-K under the Securities Act (other than Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16 or Rule 13-01 of Regulation S-X or information that would be required by Item 10, Item 402 or Item 601 of Regulation S-K, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and other customary exceptions in Rule 144A-for-life exempt offerings of nonconvertible high-yield unsecured debt securities) that are customarily included in offering memoranda for offerings pursuant to Rule 144A promulgated under the Securities Act (subject to customary exceptions) or that would be necessary for the independent auditors of Steel or Copper, as applicable, to provide customary (for high yield debt securities) “comfort” (including “negative assurance” and “change period” comfort) with respect to such financial statements and other financial information to be included in such offering memoranda with respect to such period referred to above. For all purposes of this Agreement, “Required Information” shall be deemed (but shall not be required to be) delivered through the filing by Steel or Copper, as applicable, of its annual report on Form 10-K or quarterly report on Form 10-Q with respect to the applicable fiscal year or fiscal quarter. Notwithstanding the foregoing, under no circumstances shall the Required Information include (or be deemed to include) any Excluded Information;

(ggg) “Safe Harbored Consent Solicitation” means any Consent Solicitation in which the payment to be made to the holders of the indebtedness does not result in a change in the yield of such indebtedness in excess of the safe harbor provided in Treasury Regulations Section 1.1001-3(e)(2)(iii);

(hhh) “Software” means any and all: (i) software and computer programs of any type, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) data, databases and compilations of data, including any and all collections of data, whether machine readable or otherwise; (iii) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, images, videos, models and icons; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials;

(iii) “Special LP Interest” means a limited interest in the capital of the Partnership as described in Section 7.6 of the Copper Partnership Agreement;

(jjj) “Steel Benefit Plan” means “each employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employee, individual service provider or director benefit plan, supplemental retirement, deferred compensation, employment, individual consulting, service, collective bargaining, bonus, incentive compensation, stock purchase, employee stock ownership, equity, equity-based or cash incentive, severance, separation, termination, change in control, transaction, retention, “stay,” Tax gross-up, employee loan, health, welfare, retiree medical or life insurance, educational, employee assistance, paid time off, fringe benefit, restrictive covenant agreement, and each other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, individual or broad-based, in each case that is or has been sponsored, maintained or contributed to by Steel or any of its Subsidiaries or under which Steel or any of its Subsidiaries is obligated to sponsor, maintain or contribute to or with respect to which Copper or any of its Subsidiaries has any actual or contingent liability or has any liability or obligation, but excluding any Multiemployer Plan;

(kkk) “Steel Deferred Share Unit Award” means an award of deferred share units corresponding to shares of Steel Common Stock, granted under the Steel Equity Plan;

(lll) “Steel Equity Plan” means the Steel Long Term Incentive Plan, as amended and restated (but not, for the avoidance of doubt, the Steel ESPP);

(mmm) “Steel IT Systems” means all information technology, computer systems and communications systems, computers, hardware, Software, databases, websites, and other equipment owned, operated, leased or licensed by Steel or any of its Subsidiaries used to process, store, maintain, or operate data, information or functions used in connection with or in the operation of Steel’s and its Subsidiaries’ businesses;

(nnn) “Steel Labor Agreement” means any collective bargaining agreements, works council agreement, union contract or similar labor agreements in effect with any Steel Labor Organizations that cover any employees of Steel or any of its Subsidiaries or to which Steel or any of its Subsidiaries is a party or otherwise bound;

(ooo) “Steel Licensed IP” means all Intellectual Property that is used, practiced or held for use or practice by Steel or any of its Subsidiaries, except for any Steel Owned IP;

(ppp) “Steel Option” means an option to purchase shares of Steel Common Stock, granted under the Steel Equity Plan;

(qqq) “Steel Owned IP” means all Intellectual Property owned or purported to be owned by Steel or any of its Subsidiaries, including the Steel Registered IP and Steel Software;

(rrr) “Steel PSU Award” means a performance stock unit denominated in shares of Steel Common Stock, granted under the Steel Equity Plan;

(sss) “Steel Restricted Share” means a share of Steel Common Stock subject to vesting or other transfer restrictions, granted under the Steel Equity Plan;

(ttt) “Steel RSU Award” means a restricted stock unit denominated in shares of Steel Common Stock, granted under the Steel Equity Plan;

(uuu) “Steel Software” means all Software owned or purported to be owned by, or developed for or on behalf of, Steel or any of its Subsidiaries;

(vvv) “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person;

(www) “Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover law, statute or regulation or similar law enacted under state or federal law;

(xxx) “Tax” or “Taxes” means all taxes, charges, levies or other like assessments in the nature of a tax imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments in the nature of a tax, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not;

(yyy) “Tax Indebtedness” means any amounts treated as indebtedness for U.S. federal income tax purposes of Steel and/or any of its Subsidiaries or Copper and/or any of its Subsidiaries;

(zzz) “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes;

(aaaa) “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes;

(bbbb)  “Unit-Settled Copper Deferred Unit” means a Copper Deferred Unit the terms of which provide for settlement in Copper Units; and

(cccc) “Willful Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

SECTION 11.4 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(b) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(c) Any agreement, instrument, or Applicable Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Applicable Law shall be deemed to refer to such law, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of Copper or Steel is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party.

SECTION 11.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 11.6 Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the documents, exhibits, schedules and instruments referred to herein), taken together with the Confidentiality Agreement and the Voting and Support Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Mergers and the other transactions contemplated by this Agreement and (ii) except for the provisions of Section 8.4, is not intended to confer upon any Person other than the parties any rights or remedies.

(b) No Additional Representations. The parties acknowledge and agree that none of Copper, Steel or any other Person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of Copper and Steel, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of Copper, Steel or any other Person, as applicable, except as expressly set forth in this Agreement.

SECTION 11.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 11.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 11.9 Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 11.10 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 11.10  Jurisdiction. In any Action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such Action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 11.2 shall be effective service of process for any such Action.

SECTION 11.11  Headings, etc. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.12  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 11.12 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 11.13  Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, including anything in Sections 11.7 or 11.10, each of the parties hereto on behalf of itself and each of its Affiliates hereby: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, any of their Affiliates or their and their Affiliates’ current and former officers, directors, employees, members, managers, partners, controlling persons, advisors, attorneys, consultants, accountants, agents and representatives (collectively, the “Debt Financing Representatives”), arising out of or relating to this Agreement, the Debt Financing, the Debt Letters, the definitive agreements entered into in connection with the Debt Financing (the “Debt Financing Documents”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party irrevocably submits itself and its property with respect to any such dispute to the exclusive jurisdiction of such court, and agrees that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise set forth in the Debt Letters (including as it relates to (A) the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred)), (B) the determination of the accuracy of any Specified Merger Agreement Representations (as such term is defined in the Commitment Letter) and whether as a result of any inaccuracy thereof any party hereto or any of its Affiliates has the right (taking into account any applicable cure provisions) to terminate its or their obligations hereunder or decline to consummate the Closing (in accordance with the terms hereof) as a result thereof and (C) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof and in any claims or disputes arising out of any such determination or any aspect thereof, which shall in each case be governed by, and construed in accordance with the law of the State of

Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof, (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description), whether in law or in equity, whether in contract or tort or otherwise, against the Debt Financing Sources or the Debt Financing Representatives in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Letters, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such Subject Court, (d) agrees that service of process upon it or any of its Subsidiaries in any such Action shall be effective if notice is given in accordance with Section 11.2, (e) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action involving any Debt Financing Source or the transactions contemplated hereby, any Action that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such Action, (g) agrees that none of the Debt Financing Sources or the Debt Financing Representatives will have any liability to Copper, Steel or HoldCo, in their respective capacities as parties to this Agreement, or any of their respective Affiliates or Representatives, in each case, solely relating to or arising out of this Agreement (and not relating to or arising out of the Debt Financing or any Additional Debt Financing in any way), whether in law or in equity, whether in contract of in tort or otherwise and (h) agrees (x) that the Debt Financing Sources and the Debt Financing Representatives are express third party beneficiaries of, and may enforce, any of the provisions in this Section 11.13 (or the definitions of any terms used in this Section 11.13) and (y) to the extent any amendments to any provision of this Section 11.13 or Section 10.2 (or, solely as they relate to such Sections, the definitions of any terms used in this Section 11.13 and Section 10.2) are adverse to the Debt Financing Sources or the Debt Financing Representatives, such provisions shall not be amended without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 11.13 shall in any way (x) affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Debt Letters or (y) constitute a waiver of any Debt Financing Source’s obligations under, or limit the liability of any Debt Financing Source with respect to, any binding agreement among such Debt Financing Source and one or more of the parties to this Agreement, including the Debt Letters.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

CEDAR FAIR, L.P.

By: Cedar Fair Management, Inc., its General Partner

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Selim A. Bassoul
Name:	Selim A. Bassoul
Title:	President and Chief Executive Officer

COPPERSTEEL HOLDCO, INC.

By:	/s/ Selim A. Bassoul
Name:	Selim A. Bassoul
Title:	Chief Executive Officer

COPPERSTEEL COPPER MERGER SUB, LLC

By:	/s/ Selim A. Bassoul
Name:	Selim A. Bassoul
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 2, 2023

Board of Directors

Six Flags Entertainment Corporation

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cedar Fair, L.P. (“Copper”) and its affiliates) of the outstanding shares of common stock, par value $0.025 per share (the “Company Common Stock”), of Six Flags Entertainment Corporation (the “Company”), taking into account the Copper Mergers (as defined below), of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 2, 2023 (the “Agreement”), by and among Copper, the Company, CopperSteel HoldCo, Inc., a subsidiary of Copper and the Company (“HoldCo”), and CopperSteel Merger Sub, LLC, a wholly owned subsidiary of HoldCo (“Copper Merger Sub”).

Pursuant to the Agreement, among other things, (a) one Business Day (as defined in the Agreement) prior to the closing of the Mergers (as defined below), the Board of Directors of the Company will declare a special cash dividend payable to the holders of record of Company Common Stock as of the close of business on such day (the “Pre-Merger Special Dividend”), in an amount per share of Company Common Stock equal to (A) $1.00 plus (B) the product (rounded up to the nearest whole cent) of (i) the Company Exchange Ratio (as defined below) and (ii) the aggregate amount of distributions per unit declared or paid by Copper with respect to a Copper Unit (as defined below) with a record date following the date of the Agreement and prior to the effective time of the Steel Merger (as defined below) (subject to adjustment as set forth in the Agreement), the payment of which is contingent upon the consummation of the Mergers, (b) Copper Merger Sub will be merged with and into Copper (the “Copper First Merger”), with Copper continuing as the surviving entity (the “Copper Surviving Entity”), pursuant to which (i) each issued and outstanding unit of limited partnership interest in Copper including limited partnership interests underlying depositary units representing limited partnership interests on deposit with the American Stock Transfer & Trust Company (the “Depositary”) pursuant to the Deposit Agreement by and among the general partner of Copper (the “Copper General Partner”), Copper and the Depositary (each, a “Copper Unit”) (other than certain Copper Units as specified in the Agreement, including, among others, Copper Units held by Copper in treasury or by the Copper General Partner) will be converted into the right to receive one share of common stock, par value $0.01 per share, of HoldCo (the “HoldCo Common Stock”), together with cash in lieu of fractional shares of HoldCo Common Stock, (ii) the issued and outstanding Special LP Interests (as defined in the Agreement) will be converted into the right to receive $5,290,500 in the aggregate, pro rata to such holders, (iii) the general partnership interest of Copper held by the Copper General Partner will remain outstanding and (iv) each issued and outstanding share of common stock of Copper Merger Sub will be converted into one unit of limited partnership interest in the Copper Surviving Entity, (c) the Copper Surviving Entity will be merged with and into HoldCo (the “Copper Second Merger” and, together with the Copper First Merger, the “Copper Mergers”), with HoldCo continuing as the surviving corporation, pursuant to

Board of Directors

Six Flags Entertainment Corporation

November 2, 2023

which (i) each issued and outstanding limited partnership interest in the Copper Surviving Entity will be canceled for no consideration, (ii) the general partnership interest of the Copper Surviving Entity will be canceled for no consideration and (iii) each issued and outstanding share of HoldCo Common Stock will remain outstanding (other than HoldCo Common Stock held by the Copper Surviving Entity), and (d) the Company will be merged with and into HoldCo (the “Steel Merger” and, together with the Copper Mergers, the “Mergers”), with HoldCo continuing as the surviving corporation, pursuant to which each share of Company Common Stock (other than certain shares of Company Common Stock as specified by the Agreement) will be converted into the right to receive 0.5800 shares of HoldCo Common Stock (the “Company Exchange Ratio”), together with cash in lieu of fractional shares of HoldCo Common Stock. The term “Aggregate Consideration” means the Company Exchange Ratio, together with the Pre-Merger Special Dividend.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Copper, any of their respective affiliates and third parties, including H Partners Management, LLC, a significant shareholder of the Company (“H Partners”), and its affiliates and portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. With your consent, an affiliate of Goldman Sachs & Co. LLC has entered into financing commitments to provide HoldCo with a revolving credit facility and to provide Copper with a bridge loan, in each case in connection with the consummation of the Transaction, subject to the terms of such commitments, and pursuant to which such affiliate expects to receive compensation. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a bookrunner with respect to the private offering of the Company’s notes due 2031. We may also in the future provide financial advisory and/or underwriting services to the Company, Copper, HoldCo, H Partners and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with H Partners and its respective affiliates from time to time and may have invested in limited partnership interests of H Partners from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Copper for the five fiscal years ended January 1, 2023 and December 31, 2022, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Copper; certain other communications from the Company and Copper to their respective stockholders; certain publicly available research analyst reports for the Company and Copper; certain internal financial analyses and forecasts for the Company and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits, as prepared by the Company’s management, and certain internal financial analyses and forecasts for Copper prepared by Copper’s management, and certain financial analyses and forecasts for HoldCo pro forma for the Transaction prepared by the managements of the Company and Copper, in each case, as approved for our use by the

Board of Directors

Six Flags Entertainment Corporation

November 2, 2023

Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Copper to result from the Transaction, as approved for our use by the Company (the “Synergies”); and an estimate of the expected time to completion of the Transaction, as provided by the management of the Company and approved for our use by the Company (the “Estimate”). We have also held discussions with members of the senior managements of the Company and Copper regarding their assessment of the strategic rationale for, the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company, Copper and HoldCo; reviewed the reported price and trading activity for the Company Common Stock and the Copper Units; compared certain financial and stock market information for the Company and Copper with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the theme park industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the Estimate have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Copper or HoldCo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Copper or HoldCo or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Pre-Merger Special Dividend will be paid to each holder of record of Company Common Stock as of one business day prior to the closing of the Mergers, and that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Copper and its affiliates) of Company Common Stock, as of the date hereof and taking into account the Copper Mergers, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including any allocation of the Aggregate Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Copper and its affiliates) of Company Common Stock pursuant to the Agreement and taking into account the Copper Mergers, or otherwise. We are not expressing any opinion as to the prices at which Company Common Stock, Copper Units or HoldCo Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Copper, HoldCo or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Copper or HoldCo or the ability of the Company,

Copper or HoldCo to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the Copper Mergers, the Aggregate Consideration to be paid to the holders (other than Copper and its affiliates) of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders of Company Common Stock.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

B-4

Board of Directors

Six Flags Entertainment Corporation

November 2, 2023

Annex C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SIX FLAGS ENTERTAINMENT CORPORATION

ARTICLE ONE

The name of the corporation is Six Flags Entertainment Corporation (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, DE, New Castle County 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE FOUR

Section 1. Authorized Shares. The total number of shares of capital stock which the Corporation has authority to issue is 410,000,000 shares, consisting of:

(a)	10,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”); and

(b)	400,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”).

Unless a separate vote of holders of any class of Common Stock or Preferred Stock is required pursuant to the terms of any outstanding series of Preferred Stock or by applicable law, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the approval of the Board and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL. The Preferred Stock and the Common Stock shall have the powers (including voting power), designations, rights, and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below. Notwithstanding the foregoing, any amendment to this Amended and Restated Certificate of Incorporation (as it may be amended and/or restated from time to time, this “Restated Certificate”) effecting changes set forth in (i) Section 242(d)(1) of the DGCL can be affected without a stockholder vote and (ii) Section 242(d)(2) of the DGCL shall only require the vote of stockholders set forth in Section 242(d)(2) of the DGCL.

Section 2. Preferred Stock. The Board of Directors of the Corporation (the “Board”) is authorized, subject to limitations prescribed by applicable law, to provide, by resolution or resolutions, for the issuance of shares of

Preferred Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the powers (including voting powers), designations, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), designations, preferences, and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Section 3. Common Stock.

(a) Except as otherwise provided by applicable law or this Restated Certificate and subject to the rights of holders of any series of Preferred Stock then outstanding, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(b) Except as otherwise required by applicable law or expressly provided in this Restated Certificate, each share of Common Stock shall have the same powers (including voting powers), rights and preferences and shall rank equally, share ratably and be identical in all respects as to all matters.

(c) Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the other provisions of applicable law and this Restated Certificate, holders of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation if, as and when declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

(d) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation’s debts and any other payments required by applicable law and subject to the right, if any, of the holders of any series of Preferred Stock then outstanding or any class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon dissolution or liquidation or winding up of the Corporation, the remaining assets of the Corporation shall be distributed to the holders of shares of Common Stock equally, on a per share basis. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the other provisions of this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock), a merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (d).

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

Section 1. Board of Directors. Except as otherwise provided in this Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation (as amended and/or restated, the “Bylaws”).

Section 2. Number of Directors. Subject to any rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances or otherwise, the number of directors which shall constitute the whole Board shall be twelve upon the effectiveness of this Restated Certificate and, thereafter, shall be fixed from time to time exclusively by resolution of the Board.

Section 3. Election and Term. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the date on which this Restated Certificate is filed (such date, the “Effective Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Effective Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Effective Date. At each annual meeting following the Effective Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class. Election of directors of the Corporation need not be by written ballot unless the Bylaws shall so provide. If authorized by the Board, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Section 4. Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors constituting the whole board or any vacancies in the Board resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled by any other person or persons. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office or, if later, until his or her successor is elected and qualified, subject to his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors constituting the Board may shorten the term of any incumbent director.

Section 5. Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding and notwithstanding any other provision of this Restated Certificate, directors may be removed only for cause upon the affirmative vote of stockholders representing a majority of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in an election of directors.

Section 6. Rights of Holders of Preferred Stock. Notwithstanding any other provision of this ARTICLE SIX, and except as otherwise required by applicable law, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of Preferred Stock as set forth in this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock).

Section 7. Nomination of Director Candidates. Advance notice of stockholder nominations for the election of directors must be given in the manner, if any, provided by the Bylaws of the Corporation.

ARTICLE SEVEN

Section 1. Special Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (i) by the Chair of the Board, (ii) the Chief Executive Officer of the Corporation, (iii) the President of the Corporation, (iv) the Secretary of the Corporation within 10 calendar days after receipt of a written request of the Board, or (v) at the written request of one or more stockholders that collectively own at least 20% of the outstanding shares of capital stock of the Corporation entitled to vote on the matter for which such meeting is to be called, in each case, in the manner provided for in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of the meeting.

Section 2. Action by Written Consent.

(a) Action by Written Consent. Subject to the other provisions of this ARTICLE SEVEN Section 2, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the holders of outstanding shares of capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted and shall be delivered to the Corporation; provided, that no such action may be effected except in accordance with the provisions of this ARTICLE SEVEN Section 2, the Bylaws and applicable law.

(b) Request for Record Date. The record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be as fixed by the Board or as otherwise established under this ARTICLE SEVEN Section 2. Any stockholder seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of the Corporation and delivered to the Corporation at its principal executive office and signed by one or more stockholders of record (“Record Stockholders”) at the time the request is delivered holding shares representing in the aggregate twenty-five percent (25%) of the votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted (the “Requisite Percentage”) and who have held shares of capital stock representing in the aggregate at least the Requisite Percentage continuously for at least 12 months preceding the date of the request and through the record date (the “Requisite Holding Period”), request that a record date be fixed for such purpose (with written evidence of such ownership included with the written notice making such request). Such request must contain the information set forth in paragraph (c) of this ARTICLE SEVEN Section 2. Following receipt of such request, the Board shall, by the later of (i) 20 days after the Corporation’s receipt of such request and (ii) 5 days after delivery of any information requested by the Corporation to determine the validity of any such request or whether the action to which such request relates may be effected by written consent of stockholders in lieu of a meeting, determine the validity of such request and whether such request relates to an action that may be taken by written consent of stockholders in lieu of a meeting pursuant to this ARTICLE SEVEN Section 2 and applicable law and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date upon which such resolution is adopted. If (x) the request required by this paragraph (b) has been determined to be valid and to relate to an action that may be effected by written consent pursuant to this ARTICLE SEVEN Section 2 and applicable law or (y) no such determination shall have been made by the date required by this paragraph (b), and in either event no record date has been fixed by the Board, then the record date shall be the first date on which a signed written consent relating to the action taken or proposed to be taken by written consent is delivered to the Corporation in the manner described in paragraph (f) of this ARTICLE SEVEN Section 2; provided that if prior action by the Board is required under the provisions of the DGCL, then the record date shall be at the close of business on the day on which the Board adopts the resolutions taking such prior action.

(c) Notice Requirement. The request required by paragraph (b) of this ARTICLE SEVEN Section 2 (i) must describe the action proposed to be taken by written consent of stockholders in lieu of a meeting and (ii) must contain such information and representations, to the extent applicable, required by the Bylaws (relating to advance notice of stockholder nominations or business proposals to be submitted at a meeting of stockholders) as though such stockholder or stockholders were intending to make a nomination or to bring a business proposal before a meeting of stockholders (other than a proposal permitted to be included in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including, without limitation, all such information regarding the stockholder or stockholder(s) making the request required by paragraph (b) of this ARTICLE SEVEN Section 2, the beneficial owners or beneficial owners, if any, on whose behalf the request is made, and the text of the proposals(s) (including the text of any resolutions to be adopted by written consent of stockholders and the language of any proposed amendment to the Bylaws). The Corporation may require the stockholder(s) submitting such notice to furnish such other information as may be requested by the Corporation, including such information as may be requested to determine the validity of the request and to determine whether such request relates to an action that may be effected by written consent of stockholders in lieu of a meeting under this ARTICLE SEVEN Section 2 and applicable law. In connection with an action or actions proposed to be taken by written consent in accordance with this ARTICLE SEVEN Section 2 and applicable law, the stockholder(s) seeking such action or actions shall further update and supplement the information previously provided to the Corporation in connection therewith, if necessary, in the same manner required by the Bylaws.

(d) Actions Which May be Taken by Written Consent. Stockholders are not entitled to act by written consent if (i) the request to act by written consent made pursuant to paragraph (b) of this ARTICLE SEVEN Section 2 (1) does not comply with this ARTICLE SEVEN Section 2, (2) was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law, or (3) related to an item of business that is not a proper subject for stockholder action under applicable law; (ii) any such request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the Corporation’s next annual meeting of stockholders; (iii) an identical or substantially similar item (a “Similar Item”) to that included in any such request was presented at any meeting of stockholders held within one year prior to the Corporation’s receipt of such request; (iv) a Similar Item is already included in the Corporation’s notice as an item of business to be brought before a meeting of stockholders that has been called but not yet held, and the date of which is within 90 days of the Corporation’s receipt of such request; or (v) the Board calls an annual or special meeting of stockholders for the purpose of presenting a Similar Item, or solicits action by written consent of stockholders for a Similar Item pursuant to paragraph (b) of this ARTICLE SEVEN Section 2.

(e) Manner of Consent Solicitation. Stockholders may take action by written consent only if consents are solicited by the stockholder(s) seeking to take action by written consent of stockholders in accordance with this ARTICLE SEVEN Section 2 and applicable law from all holders of capital stock of the Corporation entitled to vote on the matter.

(f) Date of Consent. Every written consent purporting to take or authorize the taking of corporate action (a “Consent”) must bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by paragraph (b) of this ARTICLE SEVEN Section 2 and applicable law, Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation.

(g) Delivery of Consents. No Consents may be dated or delivered to the Corporation until 90 days after the delivery of the related request required by paragraph (b) of this ARTICLE SEVEN Section 2. Consents must be delivered to the Corporation at its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested. In the event of the delivery to the Corporation of Consents, the Secretary or such other officer of the Corporation as the Board may designate shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and the validity of the action to be taken by written consent as the Secretary or such other officer, as the case may be, deems necessary or appropriate, including, without limitation, whether the stockholders of a number of shares having the requisite voting power to authorize or take the action specified in Consents have given consent. If after such investigation the Secretary, or such other officer of the Corporation as the Board may designate, determines that the action purported to have been taken is duly authorized by the Consents, that fact shall be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders and the Consents shall be filed in such records. In conducting the investigation required by this paragraph (g), the Secretary, or such other officer of the Corporation as the Board may designate, may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate and, to the fullest extent permitted by applicable law, shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

(h) Effectiveness of Consent. Notwithstanding anything in this Restated Certificate to the contrary, no action may be taken by the stockholders by written consent except in accordance with this ARTICLE SEVEN Section 2 and applicable law. If the Board shall determine that any request to fix a record date or to take stockholder action by written consent was not properly made in accordance with, or relates to an action that may not be effected by written consent pursuant to, this ARTICLE SEVEN Section 2 or applicable law, or the stockholder(s) seeking to take such action do not otherwise comply with this ARTICLE SEVEN Section 2 or applicable law, then the Board shall not be required to fix a record date in respect of such proposed action, and any such purported action by written consent shall be null and void.

(i) Board-Solicited Stockholder Action by Written Consent. Notwithstanding anything to the contrary set forth above, (i) none of the foregoing provisions of this ARTICLE SEVEN Section 2 shall apply to any solicitation of stockholder action by written consent in lieu of a meeting by or at the direction of the Board and (ii) the Board shall be entitled to solicit stockholder action by written consent in accordance with applicable law.

(j) Challenge to Validity of Consent. Nothing contained in this ARTICLE SEVEN Section 2 shall in any way be construed to suggest to imply that the Board or any stockholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the Secretary of the Corporation or such other officer of the Corporation as the Board may designate or to prosecute or defend any litigation with respect thereto.

ARTICLE EIGHT

Section 1. Limitation of Liability.

(a) To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), no director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

(b) Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE NINE

Section 1. Indemnification. The Corporation shall indemnify and hold harmless to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans (an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, excise exercise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such Proceeding, and such right to indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition, whether by judicial determination or by settlement, of such Proceeding), the Corporation shall be required to indemnify an indemnitee in connection with a Proceeding (or part thereof other than a mandatory counterclaim) commenced by such indemnitee only if the commencement of such Proceeding (or part thereof other than a mandatory counterclaim) by the indemnitee was authorized in the specific case by the Board. The right to indemnification conferred in this ARTICLE NINE Section 1 shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such Proceeding pursuant to ARTICLE NINE Section 2. The Corporation may, by action of its Board, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

Section 2. Advancement of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending any Proceeding in advance of its final disposition, whether by judicial determination or by settlement; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee shall be made only upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under ARTICLE NINE 1 or otherwise. Payment of such expenses incurred by such person, may be made by the Corporation, subject to such terms and conditions as the chief legal officer or general counsel of the Corporation in his or her discretion deems appropriate.

Section 3. Procedure for Indemnification. Any indemnification of a director or officer of the Corporation or advance of expenses under ARTICLE NINE Section 2 shall be made promptly, and in any event within thirty days (or, in the case of an advance of expenses, twenty days), upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this ARTICLE NINE is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within thirty days (or, in the case of an advance of expenses, twenty days), then the right to indemnification or advances as granted by this ARTICLE NINE shall be enforceable by the director or officer in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to ARTICLE NINE Section 2, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by the claimant to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the claimant is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE NINE or otherwise shall be on the Corporation. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to this ARTICLE NINE shall be the same procedure set forth in this ARTICLE NINE Section 3 for directors or officers, unless otherwise set forth in the action of the Board providing indemnification for such employee or agent.

Section 4. Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE NINE will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of this Restated Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 5. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

Section 6. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 7. Repeal, Amendment, or Modification. Any amendment, repeal, or modification of this ARTICLE NINE shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 8. Service for Subsidiaries. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for this ARTICLE NINE) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 9. Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE NINE in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE NINE shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

Section 10. Merger or Consolidation. For purposes of this ARTICLE NINE, references to the “Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE NINE with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued.

ARTICLE TEN

Section 1. Amendments to the Bylaws. In furtherance and not in limitation of the powers conferred by applicable law, the Bylaws may be amended, altered or repealed and new bylaws made by, (i) the Board or (ii) by the stockholders by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, which vote shall be in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating any series of Preferred Stock).

Section 2. Amendments to this Restated Certificate. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by this Restated Certificate and applicable law, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE ELEVEN

The Corporation expressly elects to be governed by Section 203 of the DGCL.

ARTICLE TWELVE

If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

ARTICLE THIRTEEN

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s stockholders;

(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, this Restated Certificate, or the Bylaws;

(iv) any action asserting a claim governed by the internal affairs doctrine; or

(v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL,

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this ARTICLE THIRTEEN is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 6.6 (an “Enforcement Action”); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(b) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Corporation or any director, officer, employee or agent of the Corporation.

(c) Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE THIRTEEN.

* * * * * *

Annex D

AMENDED AND RESTATED

BYLAWS

OF

SIX FLAGS ENTERTAINMENT CORPORATION

A Delaware Corporation

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of Six Flags Entertainment Corporation (the “Corporation”) will be fixed in the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”).

Section 1.2 Other Offices. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or in whole or in part by means of remote communication, as shall be designated from time to time by resolution of the Board and stated in the notice of meeting.

Section 2.2 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these bylaws (the “Bylaws”) shall be held at such date, time, and place, if any, as shall be determined by the Board and stated in the notice of the meeting. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.

Section 2.3 Special Meetings.

(a) Purpose. Special meetings of stockholders for any purpose or purposes shall be called only:

(i) by the Chair of the Board or the Chief Executive Officer of the Corporation;

(ii) by the Secretary of the Corporation, within ten calendar days after receipt of a written request of a majority of the members of the Board then in office; or

(iii) by the Secretary of the Corporation, within ten calendar days after receipt of one or more written demands to call a special meeting of the stockholders in accordance with, and subject to, this Section 2.3 from stockholders of record who own, in the aggregate, at least 20% of the voting power of the outstanding shares of the Corporation (the “Requisite Percentage”) then entitled to vote on the matter or matters to be brought before the proposed special meeting (any meeting called pursuant to this clause (iii), a “Stockholder Requested Special Meeting”). For the purposes of this Section 2.3 the word “own” shall have the same meaning as that set forth in Section 2.13(c).

(b) Notice. A request to the Secretary for a Stockholder Requested Special Meeting (a “Special Meeting Request”) shall be delivered to the Secretary at the Corporation’s principal executive offices and signed by stockholders of record entitled to vote on the matter or matters proposed to be brought before the proposed special meeting that collectively own the Requisite Percentage, or one or more duly authorized agents of such stockholders, requesting the Stockholder Requested Special Meeting and shall set forth:

(i) a brief description of each matter of business desired to be brought before the Stockholder Requested Special Meeting;

(ii) the reasons for conducting such business at the Stockholder Requested Special Meeting;

(iii) the text of any proposal or business to be considered at the Stockholder Requested Special Meeting (including the text of any resolutions proposed to be considered and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); and

(iv) the information required in Section 2.12(b) of these Bylaws (for stockholder nominations) or Section 2.12(c) of these Bylaws (for all other stockholder proposals), as applicable.

(c) Business. Business transacted at a Stockholder Requested Special Meeting shall be limited to the matters described in the Special Meeting Request; provided, however, that nothing herein shall prohibit the Board from submitting matters to the stockholders at any Stockholder Requested Special Meeting. If none of the stockholders making the Special Meeting Request appear or send a duly authorized agent to present the matters described in the Special Meeting Request for consideration, the Corporation need not present such business for a vote at the special meeting, notwithstanding that proxies in respect of such business may have been received by the Corporation.

(d) Time and Date. A Stockholder Requested Special Meeting shall be held at such date and time as may be fixed by the Board; provided, however, that the date of any such Stockholder Requested Special Meeting shall be not more than 90 days after the Special Meeting Request is received by the Secretary. Notwithstanding the foregoing, a Stockholder Requested Special Meeting shall not be held if:

(i) the Board has called or calls for an annual or special meeting of the stockholders to be held within 90 days after the Secretary receives the Special Meeting Request and the Board determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) the business specified in the Special Meeting Request;

(ii) the stated business to be brought before the Stockholder Requested Special Meeting is not a proper subject for stockholder action under applicable law;

(iii) an identical or substantially similar item (a “Similar Item”) was presented at any meeting of stockholders held within 120 days prior to the receipt by the Secretary of the Special Meeting Request (and, for purposes of this Section 2.3(d)(iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); or

(iv) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”).

(e) Revocation. A stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary, and if, following such revocation, there are unrevoked requests from stockholders holding in the aggregate less than the Requisite Percentage, the Board, in its discretion, may cancel the Stockholder Requested Special Meeting.

Section 2.4 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and, except as provided in this Section 2.4, notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.5 Notice. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.6 Stockholders List. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder not later than the tenth day before each meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.7 Quorum. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. The chair of the meeting shall have the power to adjourn meetings of stockholders for any reason from time to time and, if a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall also have the power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.4, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.8 Organization. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or such other officer of the Corporation designated by the Board, shall act as chair of, and preside at, the meeting. The Secretary or, in the Secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c) rules and procedures for maintaining order at the meeting and the safety of those present;

(d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;

(e) restrictions on entry to the meeting after the time fixed for the commencement thereof;

(f) limitations on the time allotted to questions or comments by participants; and

(g) restrictions on the use of cell phones, audio or video recording devices and other devices at the meeting.

Section 2.9 Voting; Proxies.

(a) General. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder. Voting at meetings of stockholders need not be by written ballot.

(b) Election of Directors. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, each director nominee shall be elected by a plurality of the votes cast with respect to such director nominee’s election at any meeting for the election of directors at which a quorum is present.

(c) Other Matters. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

(d) Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that the electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. A copy, facsimile transmission, or other reliable reproduction of a writing or transmission authorized by this Section 2.9(d) may be substituted for or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission, or other reproduction shall be a complete reproduction of the entire original writing or transmission. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.

Section 2.10 Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Corporation shall, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.11 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless such record date is more than 60 days before the date of such adjourned meeting; provided, however, that the Board may fix a new record date for the determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 2.12 Advance Notice of Stockholder Nominations and Proposals.

(a) Annual Meetings. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. Except for nominations that are included in the Corporation’s annual meeting proxy statement pursuant to Section 2.13, to be properly brought before an annual meeting, nominations or such other business must be:

(i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof;

(ii) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof; or

(iii) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time the notice provided for in this Section 2.12 is delivered to the Secretary, on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and at the time of such meeting, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.12.

In addition, any proposal of business (other than the nomination of persons for election to the Board) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.12(a)(iii), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.12(a), in writing (electronic transmission not sufficient) to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board. To be timely, a Proposing Stockholder’s notice for an annual meeting must comply with the requirements of this Section 2.12 and must be delivered to or mailed and received at the principal executive offices of the Corporation: (A) if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 70 days after the anniversary of the previous year’s annual meeting, not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting (which prior year’s annual meeting shall, for purposes of the Corporation’s first annual meeting of stockholders to be held in 2024, be deemed to have occurred on May 10, 2023); and (B) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). Notwithstanding anything in this paragraph to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Disclosure by the Corporation naming all of the nominees for director proposed by the Board or specifying the size of the increased Board at least ten days prior to the last day a Proposing Stockholder may deliver a notice of nominations in accordance with the second sentence of this paragraph, a Proposing Stockholder’s notice required by this Section 2.12 shall also be considered timely, but only with respect to proposed nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which Public Disclosure of such increase is first made by the Corporation. For the purposes of this Section 2.12 and Section 2.13, (a) “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14, or 15(d) of the Exchange Act; (b) the “close of business” means 5:00 p.m. local time at the Corporation’s principal executive offices, and if an applicable deadline falls on the “close of business” on a day that is not a Business Day, then the applicable deadline shall be deemed to be the close of business on the immediately preceding Business Day; (c) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by law to be closed in Delaware; and (d) “Stockholder Associated Person” of any Holder means (x) any person acting in concert directly or indirectly with such Holder, (y) any person controlling, controlled by or under common control with such Holder or any of their respective affiliates and associates (as those terms are defined in Rule 12b-2 under the Exchange Act), or person acting in concert therewith, and (z) any immediate family member of such Holder or an affiliate or associate of such Holder.

(b) Stockholder Nominations. For the nomination of any person or persons for election to the Board pursuant to Section 2.12(a)(iii) or Section 2.12(d), a Proposing Stockholder’s notice to the Secretary must be timely (pursuant to Section 2.12(a)) and must set forth or include:

(i) As to each individual, if any, whom the Proposing Stockholder proposes to nominate for election or reelection to the Board:

(A) the name, age, business address, and residence address of such proposed nominee;

(B) the principal occupation or employment of such proposed nominee (at present and for the past five years);

(C) the Specified Information of such proposed nominee and any immediate family member sharing the same household or any affiliate or associate of such proposed nominee, or any person acting in concert therewith;

(D) all information relating to such proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Holder or Stockholder Associated Person, on the one hand, and such proposed nominee, and such proposed nominee’s respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all biographical and related party transaction and other information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if any Holder or any Stockholder Associated Person were the “registrant” for purposes of such rule and such proposed nominee were a director or executive officer of such registrant; and

(F) a complete and accurate, signed written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such written request) and a written statement and agreement executed by such proposed nominee acknowledging that such person:

(1) consents to being named in any proxy statement as a nominee and to serving as a director if elected,

(2) intends to serve as a director for the full term for which such person is standing for election, and

(3) makes the following representations: (I) that the proposed nominee has read and agrees to adhere to the Corporation’s Bylaws, [Corporate Governance Guidelines, Code of Business Conduct and Ethics]1 and any other of the Corporation’s policies or guidelines applicable to directors, including with regard to securities trading, and (II) that the proposed nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and (III) that the proposed nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification (“Compensation Arrangement”) that has not been disclosed to the Corporation in connection with such person’s nomination for director or service as a director; and

(ii) as to the Proposing Stockholder and the beneficial owner, if any, on whose behalf the business (including, but not limited to, director nominations) is proposed to be brought (collectively with the Proposing Stockholder, the “Holders” and each a “Holder”):

(A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of any other Holder and any Stockholder Associated Person;

(B) a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing;

(C) the class and number of shares of the Corporation which are directly or indirectly owned by each Holder and any Stockholder Associated Person (beneficially and of record); provided, that for purposes of this Section 2.12, any such person shall in all events be deemed to beneficially own any shares of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both);

(D) a description of any short position, profits interest, option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of shares of the Corporation or with a value derived in whole or in part from the value of any class of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder and any Stockholder Associated Person may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a

[1]	To conform to policies of the surviving company.

“Derivative Instrument”) directly or indirectly owned or held, including beneficially, by each Holder and any Stockholder Associated Person;

(E) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which each Holder and any Stockholder Associated Person has any right to vote or has granted a right to vote any shares of stock or any other security of the Corporation;

(F) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving any Holder or any Stockholder Associated Person, on the one hand, and any person acting in concert therewith, on the other hand, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Holder or any Stockholder Associated Person with respect to any class of the shares or other securities of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class of the shares or other securities of the Corporation (any of the foregoing, a “Short Interest”), and any Short Interest held by each Holder or any Stockholder Associated Person within the last 12 months in any class of the shares or other securities of the Corporation;

(G) any rights to dividends or payments in lieu of dividends on the shares of the Corporation owned beneficially by each Holder or any Stockholder Associated Person that are separated or separable from the underlying shares of stock or other security of the Corporation;

(H) any proportionate interest in shares of stock or other securities of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or other entity in which any Holder or any Stockholder Associated Person is a general partner or directly or indirectly beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or other entity;

(I) any performance-related fees (other than an asset-based fee) that each Holder or any Stockholder Associated Person is or may be entitled to based on any increase or decrease in the value of stock or other securities of the Corporation or Derivative Instruments, if any, including without limitation, any such interests held by members of the immediate family sharing the same household of such Holder or any Stockholder Associated Person;

(J) any direct or indirect legal, economic or financial interest (including Short Interest) of each Holder and each Stockholder Associated Person, if any, in the outcome of any (x) vote to be taken at any meeting of stockholders of the Corporation or (y) any meeting of stockholders of any other entity with respect to any matter that is related, directly or indirectly, to any nomination or business proposed by any Holder under these Bylaws;

(K) any direct or indirect legal, economic or financial interest or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by each Holder or any Stockholder Associated Person;

(L) any direct or indirect interest of each Holder or any Stockholder Associated Person in any contract with or litigation involving the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(M) any material pending or threatened action, suit or proceeding (whether civil, criminal, investigative, administrative or otherwise) in which any Holder or any Stockholder Associated Person is, or is reasonably expected to be made, a party or material participant involving the Corporation or any of its officers, directors or employees, or any affiliate of the Corporation, or any officer, director or employee of such affiliate (subclauses (C)–(M) of this Section 2.12(b)(ii) shall be referred to as the “Specified Information”);

(N) any other information relating to any Holder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the business proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(O) a certification that each Holder and any Stockholder Associated Person, has complied with all applicable federal, state and other legal requirements in connection with its acquisition of shares or other securities of the Corporation and such person’s acts or omissions as a stockholder of the Corporation;

(P) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(Q) a representation as to whether the Proposing Stockholder intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect such proposed nominees and/or approve or adopt any other business proposed to be brought and/or (y) otherwise to solicit proxies from stockholders in support of such nominations or other business proposed to be brought;

(R) the information required by Rule 14a-19(b) of the Exchange Act (or any successor provision);

(S) the names and addresses of other stockholders (including beneficial owners) known by any Holder or Stockholder Associated Person to support such proposals and/or nominations, and to the extent known the class and number of all shares of the Corporation owned beneficially or of record by each such other stockholder or other beneficial owner; and

(T) a representation by the Proposing Stockholder as to the accuracy of the information set forth in the notice.

The Corporation and the Board may, as a condition to any such business (including, but not limited to, director nominations) being deemed properly brought before a meeting of stockholders, require any Holder or any proposed nominee to deliver to the Secretary within five Business Days of any such request, such other information as may be reasonably required by the Board, in its sole discretion, including (x) such other information as may be reasonably requested by the Board, in its sole discretion, to determine (I) the eligibility of such proposed nominee to serve as an independent director of the Corporation and (II) whether such proposed nominee qualifies as an “independent director” or “audit committee financial expert,” or otherwise meets heightened standards of independence, under applicable law, securities exchange rule or regulation or any publicly disclosed corporate governance guideline or committee charter of the Corporation or (y) such other information that the Board determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary must be timely (pursuant to Section 2.12(a)) and must set forth as to each matter the Proposing Stockholder proposes to bring before the meeting:

(i) a brief description of the business desired to be brought before the meeting;

(ii) the reasons for conducting such business at the meeting;

(iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment);

(iv) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(v) a description of all agreements, arrangements, or understandings between each Holder and any Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business;

(vi) any material interest of such Holder or Stockholder Associated Person in such business, including any anticipated benefit therefrom to such Holder or Stockholder Associated Person; and

(vii) the information required by Section 2.12(b)(i) above.

(d) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders called by the Board at which directors are to be elected pursuant to the Corporation’s notice of meeting:

(i) by or at the direction of the Board or any committee thereof; or

(ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.12(d) is delivered to the Secretary, on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and at the time of such meeting, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.12.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder of record entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.12(b) to the Secretary at its principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period). Notwithstanding anything in this paragraph to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Disclosure by the Corporation naming all of the nominees for director proposed by the Board or specifying the size of the increased Board at least ten days prior to the last day a Proposing Stockholder may deliver a notice of nominations in accordance with the second sentence of this paragraph, a Proposing Stockholder’s notice required by this Section 2.12 shall also be considered timely, but only with respect to proposed nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which Public Disclosure of such increase is first made by the Corporation.

(e) Updates and Supplements. In addition, to be considered timely, a Proposing Stockholder’s notice shall be further updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten Business

Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five Business Days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight Business Days prior to the date for the meeting or any adjournment, recess, rescheduling or postponement thereof in the case of the update and supplement required to be made as of ten Business Days prior to the meeting or any adjournment or postponement thereof. In addition, if the Proposing Stockholder has delivered to the Corporation a notice relating to nominations, the Proposing Stockholder shall deliver to the Corporation not later than eight Business Days prior to the date of the meeting or any adjournment or postponement thereof reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Exchange Act (or any successor provision). For the avoidance of doubt, the obligation to update and supplement set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders.

(f) Effect of Noncompliance. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.12 or Section 2.13 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.12 or Section 2.13, as applicable. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the Board shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws (including whether the Proposing Stockholder did not so solicit, as the case may be, proxies in support of such Proposing Stockholder’s proposed nominees or other business in compliance with the Proposing Stockholder’s representation and statement as required by clauses (b)(ii)(Q) and (b)(ii)(R) of this Section 2.12). If any proposed nomination was not made or proposed in compliance with this Section 2.12 or Section 2.13, as applicable, or other business was not made or proposed in compliance with this Section 2.12, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination or other business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.12 does not provide the information required under this Section 2.12 to the Corporation or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of nominations or other business may have been received by the Corporation. For the avoidance of doubt, if the Proposing Stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act and such Proposing Stockholder subsequently either (x) notifies the Corporation that such Proposing Stockholder no longer intends to solicit proxies in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act or (y) fails to comply with the requirements of Rule 14a-19 under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that the stockholder has satisfied the requirements of Rule 14a-19 under the Exchange Act), then the nomination of such nominate for election or reelection to the Board will be disregarded and no vote on the election of such Proposed Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation).

(g) Rule 14a-8. This Section 2.12 and Section 2.13 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

Section 2.13 Proxy Access.

(a) Inclusion of Stockholder Nominees in Proxy Statement. Subject to the provisions of this Section 2.13, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for an annual meeting of stockholders:

(i) the names of any person or persons nominated for election to the Board (each, a “Stockholder Nominee”), which shall also be included on the Corporation’s form of proxy and ballot, by any Eligible Holder (as defined below) or group of up to twenty (20) Eligible Holders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board, all applicable conditions and complied with all applicable procedures set forth in this Section 2.13 (such Eligible Holder or group of Eligible Holders being a “Nominating Stockholder”);

(ii) disclosure about each Stockholder Nominee and the Nominating Stockholder required under the rules of the SEC or other applicable law to be included in the proxy statement;

(iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of each Stockholder Nominee’s election to the Board (subject, without limitation, to Section 2.13(e)), if such statement does not exceed 500 words per Stockholder Nominee and fully complies with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9 (or any successor rule) (the “Supporting Statement”); and

(iv) any other information that the Corporation or the Board determines, in their discretion, to include in the proxy statement relating to the nomination of each Stockholder Nominee, including, without limitation, any statement in opposition to the nomination, any information provided pursuant to this Section 2.13 and any solicitation materials or related information with respect to a Stockholder Nominee.

Any determination whether or not a Stockholder Nominee was nominated in accordance with the procedures and other requirements set forth in this Section 2.13 shall be made in good faith by the Board, a committee thereof or any officer of the Corporation designated by the Board or a committee thereof; provided, that, if any determination must be made at the annual meeting of stockholders, the chair of the meeting shall have the power and duty, acting in good faith, to make such determination, unless otherwise determined by the Board. Any determination adopted in good faith by the Board, a committee thereof, or any officer of the Corporation designated by the Board or a committee thereof, or the chair of any annual meeting, as the case may be, shall be binding on all persons including the Corporation and its stockholders (including any beneficial owners).

(b) Proxy Access Stockholder Nominee Limits. The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than that number of directors constituting the greater of (i) two and (ii) twenty percent (20%) of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.13 (rounded down to the nearest whole number) (the “Maximum Number”). The Maximum Number for a particular annual meeting shall be reduced by (A) Stockholder Nominees whom the Board itself decides to nominate for election at such annual meeting, (B) Stockholder Nominees who cease to satisfy, or Stockholder Nominees of Nominating Stockholders that cease to satisfy, the eligibility requirements in this Section 2.13, as determined by the Board, (C) Stockholder Nominees whose nomination is withdrawn by the Nominating Stockholder or who become unwilling or unable to serve on the Board and (D) the number of incumbent directors who had been Stockholder Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board. In the event that one or more vacancies for any reason occurs on the Board after the deadline for submitting a Nomination Notice as set forth in Section 2.13(d) but before the date of the annual meeting, and the Board resolves to reduce the size of the board, the Maximum Number shall be calculated based on the number of directors in office as so reduced. If the number of Stockholder Nominees pursuant to this Section 2.13 for an annual meeting of stockholders exceeds the

Maximum Number because there is more than one Nominating Stockholder, then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Stockholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Stockholder’s Nomination Notice (as amended, as applicable), with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Stockholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.13(d), a Nominating Stockholder or a Stockholder Nominee ceases to satisfy the eligibility requirements in this Section 2.13, as determined by the Board, a Nominating Stockholder withdraws its nomination or a Stockholder Nominee becomes unwilling or unable to serve on the Board, whether before or after the mailing or other distribution of the definitive proxy statement, then the nomination shall be disregarded, and the Corporation (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that a Stockholder Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(c) Eligible Holders. An “Eligible Holder” is a person who has either (i) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 2.13(c) continuously for the three-year period specified in the following sentence or (ii) provides to the Secretary of the Corporation, within the time period referred to in Section 2.13(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board determines would be deemed acceptable for purposes of a stockholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule). An Eligible Holder or group of up to twenty (20) Eligible Holders may submit a nomination in accordance with this Section 2.13 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation’s common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder if such Eligible Holder shall provide together with the Nomination Notice documentation reasonably satisfactory to the Corporation that demonstrates that the funds meet the criteria set forth in the foregoing (A), (B) or (C). In the event of a nomination by a group of Eligible Holders, any and all requirements and obligations for an individual Eligible Holder that are set forth in this Section 2.13, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any stockholder cease to satisfy the eligibility requirements in this Section 2.13, as determined by the Board, or withdraw from a group of Eligible Holders at any time prior to the annual meeting of stockholders, the group of Eligible Holders shall only be deemed to own the shares held by the remaining members of the group. The “Minimum Number” of shares of the Corporation’s common stock means three percent (3%) of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the SEC prior to the submission of the Nomination Notice. For purposes of this Section 2.13, an Eligible Holder “owns” only those outstanding shares of the Corporation as to which the Eligible Holder possesses both: (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (I) purchased or sold by such Eligible Holder or any of its affiliates in any transaction that has not been settled or closed, (II) sold short by such Eligible Holder, (III) borrowed by such Eligible Holder or any of its affiliates for any purpose or purchased by such Eligible Holder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (IV) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Holder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Holder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Holder or any of its affiliates. An Eligible Holder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Holder’s ownership of shares shall be deemed to continue during any period in which the Eligible Holder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Holder. An Eligible Holder’s ownership of shares shall be deemed to continue during any period in which the Eligible Holder has loaned such shares, provided that the Eligible Holder has the power to recall such loaned shares on five Business Days’ notice and continues to hold such shares through the date of the annual meeting. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of the Corporation are “owned” for these purposes shall be determined by the Board. No Eligible Holder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Holder appears as a member of more than one group, it shall be deemed to be a member of the group that has the largest ownership position as reflected in the Nomination Notice.

(d) Stockholder Nominations. To nominate a Stockholder Nominee, the Nominating Stockholder must deliver to the Secretary at the principal executive offices of the Corporation not later than the close of business on the one hundred twentieth (120th) day, nor earlier than the close of business on the one hundred fiftieth (150) day, prior to the first anniversary of the date that the Corporation first sent its proxy statement for the prior year’s annual meeting of stockholders, all of the following information and documents (collectively, the “Nomination Notice”); provided, however, that if the date of the annual meeting is advanced more than thirty (30) days before or delayed by more than seventy (70) days after the anniversary of the preceding year’s annual meeting date, or if the Corporation did not hold an annual meeting in the preceding year, the Nomination Notice shall be given in the manner provided herein not earlier than the one hundred and fiftieth (150th) day and not later than the close of business on the later of the one hundred and twentieth (120th) day before such annual meeting and the tenth (10th) day following the day on which Public Disclosure of the date of such meeting is first made:

(i) a Schedule 14N (or any successor form) relating to each Stockholder Nominee, completed and filed with the SEC by the Nominating Stockholder as applicable, in accordance with SEC rules;

(ii) A written notice, in a form deemed satisfactory by the Board, of the nomination of each Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):

(A) the information required with respect to the nomination of directors pursuant to Section 2.12(b);

(B) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C) a representation and warranty that the Nominating Stockholder acquired the securities of the Corporation in the ordinary course of business and did not acquire, and is not holding, any securities of the Corporation for the purpose or with the effect of influencing control or changing control of the Corporation;

(D) a representation and warranty that each Stockholder Nominee’s candidacy or, if elected, Board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation’s securities are traded;

(E) a representation and warranty that such Stockholder Nominee: (1) does not have any direct or indirect relationship with the Corporation that would cause the Stockholder Nominee to be considered not independent pursuant to the Corporation’s Corporate Governance Guidelines as most recently published on its website and otherwise qualifies as independent under the rules of the primary stock exchange on which the Corporation’s shares of common stock are traded; (2) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Stockholder Nominee; and (3) is not a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) and has not been convicted in a criminal proceeding within the past ten (10) years;

(F) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.13(c) and has provided evidence of ownership to the extent required by Section 2.13(c);

(G) a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 2.13(c) through the date of the annual meeting and a statement regarding the Nominating Stockholder’s intent or lack thereof with respect to continued ownership of the Minimum Number of shares for at least one year following the annual meeting;

(H) details of any position of a Stockholder Nominee related to any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice;

(I) a representation and warranty that the Nominating Stockholder will not engage in or aid or abet a “solicitation” within the meaning of Rule 14a-1(l) of the Exchange Act (without reference to the exception in Section 14a-1(l)(2)(iv) of the Exchange Act) (or any successor rules) with respect to the annual meeting, other than with respect to a Stockholder Nominee or any nominee of the Board;

(J) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting;

(K) if desired, a Supporting Statement;

(L) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(M) an executed agreement, in a form deemed satisfactory by the Board, pursuant to which the Nominating Stockholder (including each group member) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election; (2) to file with the Securities and Exchange Commission any written solicitation materials with the Corporation’s stockholders relating to one or more of the Corporation’s directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability (which shall be joint and several with respect to other group members if any) stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or any of its Stockholder Nominees (or those in active concert or participation with either) with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (which shall be joint and several with respect to other group members if any) the Corporation and each of its current and former directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its current and former directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or any of its Stockholder Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.13; and (5) in the event that any information included in the Nomination Notice or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or that the Nominating Stockholder (including any group member) has failed to continue to satisfy the eligibility requirements described in Section 2.13(c), to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the Corporation and any other recipient of such communication of (x) the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission or (y) such failure; and

(iii) an executed agreement, in a form deemed satisfactory by the Board, by each Stockholder Nominee: (A) to provide to the Corporation the information required with respect to the nomination of directors pursuant to Section 2.12(b), including but not limited to a completed and signed questionnaire, representation and agreement required by Section 2.12(b)(F); (B) to provide to the Corporation such other information and certifications, including completion of the Corporation’s director questionnaire, as the Corporation may reasonably request; and (C) at the reasonable request of the Nominating and Governance Committee, to meet with the Nominating and Governance Committee to discuss matters relating to the nomination of such Stockholder Nominee to the Board, including the information provided by such Stockholder Nominee to the Corporation in connection with his or her nomination and such Stockholder Nominee’s eligibility to serve as a member of the Board. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

The information and documents required by this Section 2.13(d) to be provided by the Nominating Stockholder shall be (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.13(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

(e) Omissions from Proxy Statement. Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Nominating Stockholder’s Supporting Statement) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of such Stockholder Nominee, if:

(i) the Corporation receives a notice pursuant to Section 2.12 that a stockholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation;

(ii) the Nominating Stockholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the meeting of stockholders to present the nomination submitted pursuant to this Section 2.13, the Nominating Stockholder withdraws its nomination or the chair of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 2.13 and shall therefore be disregarded;

(iii) the Board determines that such Stockholder Nominee’s nomination or election to the Board would result in the Corporation violating or failing to be in compliance with the Restated Certificate of Incorporation, as amended, or these Bylaws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of the primary stock exchange on which the Corporation’s common stock is traded;

(iv) such Stockholder Nominee was nominated for election to the Board pursuant to this Section 2.13 at one of the Corporation’s three preceding annual meetings of stockholders and either withdrew or became ineligible or received a vote of less than twenty-five (25%) of the shares of common stock entitled to vote for such Stockholder Nominee;

(v) such Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or

(vi) the Corporation is notified, or the Board determines, that the Nominating Stockholder or the Stockholder Nominee has failed to continue to satisfy the eligibility requirements described in Section 2.13(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Stockholder Nominee becomes unwilling or unable to serve on the Board or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Stockholder or such Stockholder Nominee under this Section 2.13.

Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of a Stockholder Nominee included in the Nomination Notice, if the Board determines that: (a) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (b) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or (c) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule, regulation, or listing standard.

The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

ARTICLE III

Directors

Section 3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.2 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified.

Section 3.3 Fees and Expenses. Directors shall receive such fees for their services on the Board and any committee thereof and such reimbursement of their expenses as may be fixed or determined by the Board.

Section 3.4 Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places as may be determined from time to time by the Board.

Section 3.5 Special Meetings. Special meetings of the Board may be held at such times and at such places as may be determined by the (i) Chair of the Board, (ii) the Chief Executive Officer, (iii) the lead independent director (if one exists) or (iv) Secretary on the written request of at least two directors then in office, or the sole director, as the case may be, in each case on at least 24 hours’ notice to each director given by one of the means specified in Section 3.8 hereof other than by mail or on at least two days’ notice if given by mail. The notice need not state the purposes of the special meeting and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.6 Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.6 shall constitute presence in person at such meeting.

Section 3.7 Adjourned Meetings. A majority of the directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.8 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.8 Notices. Subject to Section 3.5, Section 3.7, and Section 3.9 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these Bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, facsimile, e-mail, or by other means of electronic transmission.

Section 3.9 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or Board committee meeting need be specified in any waiver of notice.

Section 3.10 Organization. At each regular or special meeting of the Board, the Chair of the Board or, in his or her absence, the lead independent director, or in his or her absence, another director or officer selected by the Board shall preside. The Secretary shall act as secretary at each meeting of the Board. If the Secretary is absent from any meeting of the Board, an assistant secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.11 Quorum of Directors. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

Section 3.12 Action by Majority Vote. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 3.13 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or applicable law, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all directors or members of such Board committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or Board committee in accordance with applicable law.

Section 3.14 Chair of the Board. The Board shall annually elect one of its members to be its chair (the “Chair of the Board”), which may be an executive chair or a non-executive chair, and shall fill any vacancy in the position of Chair of the Board at such time and in such manner as the Board shall determine. Except as otherwise provided in these Bylaws, the Chair of the Board shall preside at all meetings of the Board and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board.

Section 3.15 Lead Independent Director. The Board may elect one of its members to be the lead independent director, who shall perform such duties and services as shall be assigned to or required of the lead independent director by the Board.

Section 3.16 Committees of the Board. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board conducts its business pursuant to this Article III.

ARTICLE IV

Officers

Section 4.1 Position and Election. The officers of the Corporation shall be chosen by the Board and shall include a chief executive officer (the “Chief Executive Officer”), a president (the “President”), a chief financial officer, a treasurer, and a secretary (the “Secretary”) and such other officers as the Board may from time to time determine including, but not limited to, one or more vice presidents, assistant treasurers and assistant secretaries. Any two or more offices may be held by the same person.

Section 4.2 Term of Office. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation, or removal. Any officer elected or appointed by the Board may be removed by the Board at any time with or without cause by the majority vote of the members of the Board then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board.

Section 4.3 Powers and Duties. The powers and duties of the officers of the Corporation shall be as provided from time to time by resolution of the Board. In the absence of such resolution, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation subject to the control of the Board.

Section 4.4 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board may deem sufficient, the Chief Executive Officer or the President or the Board may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V

Certificates of Stock And Their Transfer

Section 5.1 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.2 Transfer of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books administered by or on behalf of the Corporation only by the direction of the registered holder thereof or such person’s attorney, lawfully constituted in writing, and, in the case of certificated shares, upon the surrender to the Corporation or its transfer agent or other designated agent of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued.

Section 5.3 Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.4 Lost, Stolen, or Destroyed Certificates. The Board or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the

Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI

General Provisions

Section 6.1 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board.

Section 6.2 Fiscal Year. The fiscal year of the Corporation shall end on [●]2 of each year or such other date as may be fixed from time to time by the Board.

Section 6.3 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board or by an officer or officers authorized by the Board to make such designation.

Section 6.4 Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 6.5 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases) at such place or places, whether inside or outside of the State of Delaware, as may from time to time be designated by the Board; provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the General Corporation Law of the State of Delaware. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE VII

Amendments

Section 7.1 Amendments. In furtherance and not in limitation of the powers conferred by applicable law, these Bylaws may be amended, altered or repealed and new bylaws made by, (i) the Board or (ii) by the stockholders by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, which vote shall be in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating any series of Preferred Stock) or under applicable law; provided, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of Article II of these Bylaws except as otherwise required by law.

[2]	To be agreed prior to Closing.

Annex E

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, §  263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated as of November 2, 2023, by and among Cedar Fair, L.P., Six Flags Entertainment Corporation, CopperSteel HoldCo, Inc. and CopperSteel Merger Sub, LLC (attached as Annex A to the proxy statement/prospectus, which forms part of this registration statement).

3.1	Form of Amended and Restated Certificate of Incorporation of Six Flags Entertainment Corporation (attached as Annex C to the proxy statement/prospectus, which forms part of this registration statement).

3.2	Form of Second Amended and Restated Bylaws Six Flags Entertainment Corporation (attached as Annex D to the proxy statement/prospectus, which forms part of this registration statement).

5.1†	Opinion of Kirkland & Ellis LLP as to the validity of the securities being registered.

8.1†	Opinion of Kirkland & Ellis LLP as to certain tax matters.

8.2†	Opinion of Weil, Gotshal & Manges LLP as to certain tax matters.

10.1+	Voting and Support Agreement, dated as of November 2, 2023, by and between Cedar Fair, L.P., Six Flags Entertainment Corporation, and H Partners, LP and certain of its affiliates (incorporated by reference to Exhibit 2.2 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed on November 2, 2023).

10.2	Letter Agreement, effective as of December 20, 2023, by and between Six Flags Entertainment Corporation and Selim A. Bassoul (incorporated by reference to Exhibit 10.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed on December 22, 2023).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Six Flags Entertainment Corporation.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of Cedar Fair, L.P.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

99.1†	Form of Proxy Card of Six Flags Entertainment Corporation.

99.2	Consent of Goldman Sachs & Co. LLC.

99.3†	Consent of Prospective Director Selim Bassoul

99.4†	Consent of Prospective Director Ben Baldanza

99.5†	Consent of Prospective Director Daniel Hanrahan

99.6†	Consent of Prospective Director Richard Zimmerman

99.7†	Consent of Prospective Director Chieh Huang

99.8†	Consent of Prospective Director Enrique Ramirez Mena

99.9†	Consent of Prospective Director Arik Ruchim

99.10†	Consent of Prospective Director Marilyn Spiegel

99.11†	Consent of Prospective Director Louis Carr

99.12†	Consent of Prospective Director Michelle Frymire

99.13†	Consent of Prospective Director Jennifer Mason

99.14†	Consent of Prospective Director D. Scott Olivet

107†	Filing Fee Table.

+

The annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

*	To be filed by amendment.
†	Previously filed.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)	The undersigned registrant hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(g)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 26, 2024.

CopperSteel HoldCo, Inc.

By:	/s/ Selim Bassoul
Name:	Selim Bassoul
Title:	Chief Executive Officer; Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on January 26, 2024.

Name:	Title:

/s/ Selim Bassoul	Chief Executive Officer; Director
Selim Bassoul	(Principal Executive Officer)

/s/ Gary Mick	Chief Financial Officer; Director
Gary Mick	(Principal Financial and Accounting Officer)

II-4